Gen™

2024
Annual
Report









FY24 Snapshot
Core Cyber Safety Metrics

Non-GAAP Metrics

$3.8B+ Revenue
+15% constant currency

58% Op Margin
+340 basis points

$1.96 EPS
+11% constant currency

$3.9B
Total Bookings

39M+
Direct Customers

3.4x
Net Leverage

$7.25
Direct Monthly ARPU

25+
Product Awards & Recognition

77.5%
Direct Retention

~$300M
Annual Cost Synergies achieved in 18 months

65M+
Total Paid Customers

Today, five billion people use the internet. Digital life is life.

People bank, shop, learn and connect from anywhere. They use voice assistance in homes and cars to navigate their lives. And send money to friends and businesses with digital wallets. That's the freedom digital life allows today.

At Gen, everything we do is with the purpose to power Digital Freedom. We create technology that helps people to take full advantage of the digital world, safely, privately and confidently – so together, we can build a better tomorrow.

Our customers' needs are front and center to this mission. So, as a global leader in Cyber Safety, we focus our passion, research and innovation on critical problems facing society, today and tomorrow. We do this by harnessing the power of our consumer brands, powerful artificial intelligence and technology expertise, and deep insights. We use the latest technology to create cybersecurity, identity protection and online privacy products to help protect approximately 500 million users in more than 150 countries.

Gen™

   
  

FY24
shareholder letter



**Vincent
Pilette**
CEO & President

Dear Investors,

Fiscal year 2024 was a transformational year for Gen. We successfully integrated Avast, returned our direct customer base to growth and delivered our fifth straight year of organic revenue growth.

We finished the year with strong operating results across the board with record revenue and profitability. We generated over $3.8 billion in total revenue and $3.9 billion in bookings. We also achieved nearly $300 million in annual cost synergies within 18 months of the Avast acquisition. This helped drive non-GAAP operating income to over $2.2 billion, representing a margin of 58%, and up 7 full points over that timeframe. Our disciplined execution and strong capital allocation enabled us to deliver $1.96 in full year non-GAAP EPS, up 8% from the prior year and up 11% in constant currency.

With the integration of Avast essentially complete, we now have one of the largest consumer Cyber Safety platforms in the world, with a family of brands that's uniquely able to

serve more customer needs in more geographies than ever before. We help protect approximately 500 million users in more than 150 countries, including over 65 million paid customers who trust us to keep them Cyber Safe. More than 39 million of these paid customers are our direct customers, up nearly 1 million year-over-year, with a retention rate above 77%.

As we shared at our Investor Day last November, we are pursuing a plan to grow our direct customer base, increase cross-sell and up-sell penetration rates, improve direct customer retention and accelerate partner revenue growth. These five levers are expected to help accelerate revenue growth to the mid-single digits and grow annual non-GAAP EPS 12% to 15% over the next three years.

We remain committed to returning excess free cash flow to shareholders through our quarterly dividend, stock repurchases and voluntary debt repayments. In fiscal year 2024, we paid down nearly $1 billion of our Term Loan B with an additional $200 million of debt repaid per our maturity

Note: Revenue, operating margin, and EPS are presented in the letter are non-GAAP.
Please refer to the "Use of Non-GAAP Financial Information" section for reconciliation.

schedule. We reduced our net debt-to-EBITDA ratio down to 3.4 times from 3.9 times at the time of the Avast acquisition, and closer to our target of less than 3 times by fiscal year 2027. We also returned more than $750 million of capital to shareholders in the form of regular quarterly dividends and share buybacks. The board recently expanded our share buyback program to $3 billion to further support our capital allocation strategy and drive shareholder value.

As we move forward, we will continue to make disciplined investments in marketing, as well as product innovation and technology. We believe this combination will enable us to reach new and existing customers through bolstering our product portfolio with differentiated solutions, amplifying our international presence and expanding into trust-based adjacencies. Through expanding into trust-based adjacencies, we can more comprehensively protect all of the ways people leverage the online world.

From remote work and learning, to telehealth, online banking and communicating with friends and family, our lives are more and more digitally connected. Through all these touchpoints, customers trust that our family of Cyber Safety brands will allow them to live their digital lives safely.

And with ever-evolving cyberthreats, we strongly believe Cyber Safety will continue to be a growing market for the years ahead. This growth is fueled by the increase in activities online: new technologies, smart devices, digital identities and an increasingly more connected world means consumers will face a range of new cyberthreats and online risks in their digital lives. Cybercriminals have not only expanded their reach, but the sophistication of digital threats and attacks are becoming increasingly more realistic and believable, particularly with the advancement of generative AI and large language model technology. We are at the forefront of innovation and threat research to protect consumers against these and future cyber dangers.

Gen is at the leading-edge of cyber safety, and our many investments in product innovation, threat research and AI technologies reinforce our ability to combat these

threats and better protect our customers' digital lives. In fiscal year 2024, Gen blocked a record 14+ billion attacks, up 40% over the prior year, using threat telemetry data to update our models 500 times a day and train them on data sets that are 6 petabytes large. We also released Norton Genie, a leading AI-powered scam detection app. In the first 100 days, the app was downloaded over one million times, bringing Cyber Safety and scam detection to even more people.

We're proud to be building a company that not only drives meaningful impact to people around the world through the cyber safety products and services we provide, but also through the passion and dedication of our global team. This year we reshaped our social impact strategy to align our social impact mission with the business goals and focuses that can have a positive impact on the world. These new social impact priorities include: Cyber Safety education and training; data privacy and protection; diversity, equity and inclusion; volunteering and giving; and the environment. Through these commitments, last year we provided Cyber Safety education and training to 5+ million people. And in April 2024, Gen signed a pledge to the European Commission Digital Skills and Jobs Platform to help close the gender gap in the tech sector by partnering with Women4Cyber to mentor 1,000 women for success in cybersecurity fields.

> We're proud to be building a company that drives meaningful impact to people around the world... through the passion and dedication of our global team.



I couldn't be prouder of our team's accomplishments since we launched Gen just over a year ago. Our solid fiscal year 2024 results reinforce our confidence in the tremendous opportunity in consumer Cyber Safety and put us right on track to meet our long-term aspirations. But we have only just begun. As we look to fiscal year 2025, we will remain disciplined in how we operate, focus on executing our plan and will be strategic and intentional in where we invest to maximize long-term shareholder value. We are confident that our reach, customer-centricity, innovation and disciplined execution will enable us to deliver on our strategy to accelerate long-term and profitable revenue growth in the years ahead. We are committed to building new ways to keep people safe from the threats of today, tomorrow and the future to create a safer world today and for generations to come.

- **Vincent, Natalie, and the Gen Team**

Forward-Looking Statements

This letter contains statements which may be considered forward-looking within the meaning of the U.S. federal securities laws. In some cases, you can identify these forward-looking statements by the use of terms such as "expect," "will," "continue," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to: our growth strategies and transformation, our financial targets, statements relating to consumers and customers and market trends, our corporate responsibility initiatives and any other statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These statements are subject to known and unknown risks, uncertain ties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this supplemental information. Such risk factors include, but are not limited to, those related to: the consummation of or anticipated impacts of acquisitions (including our ability to achieve synergies and associated cost savings from the merger with Avast), divestitures, restructurings, stock repurchases, financings, debt repayments and investment activities; difficulties in executing the operating model for the consumer Cyber Safety business; lower than anticipated returns from our investments in direct customer acquisition; difficulties in retaining our existing customers and converting existing non-paying customers to paying customers; difficulties and delays in reducing run rate expenses and monetizing underutilized assets; the successful development of new products and upgrades and the degree to which these new products and upgrades gain market acceptance; our ability to maintain our customer and partner relationships; the anticipated growth of certain market segments; fluctuations and volatility in our stock price; our ability to successfully execute strategic plans; the vulnerability of our solutions, systems, websites and data to intentional disruption by third parties; changes to existing accounting pronouncements or taxation rules or practices; and general business and macroeconomic conditions in the U.S. and worldwide, including economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates, changes in interest rates or tax rates and conflicts including Russia's invasion of Ukraine. Additional information concerning these and other risk factors is contained in the Risk Factors sections of our most recent reports on Form 10-K and Form 10-Q. We assume no obligation, and do not intend, to update these forward-looking statements as a result of future events or developments.

Use of Non-GAAP Financial Information

This letter includes the non-GAAP measures of revenue, operating margin, and earnings per share, which are adjusted from results based on GAAP and exclude certain expenses, gains and losses. We also provide the non-GAAP metrics of Consumer revenues, constant currency revenues and free cash flow, which is defined as cash flows from operating activities less purchases of property and equipment. These non-GAAP financial measures are provided to enhance the user's understanding of our past financial performance and our prospects for the future. Our management team uses these non-GAAP financial measures in assessing Gen's performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods we use to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Note: Revenue, operating margin, EPS, and unlevered free cash flow metrics presented in the letter are non-GAAP.
Please refer to the "Use of Non-GAAP Financial Information" section for reconciliation.

GEN DIGITAL INC.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2]

(Unaudited, in millions, except per share amounts)

	Year Ended			
	March 29, 2024		**March 31, 2023**	
Operating income (loss)	$	1,122	$	1,227
Contract liabilities fair value adjustment		—		2
Stock-based compensation		138		123
Amortization of intangible assets		462		308
Restructuring and other costs		57		69
Acquisition and integration costs		24		77
Litigation costs		418		29
Operating income (loss) (Non-GAAP)	$	2,221	$	1,835
Operating margin		29.4 %		36.8 %
Operating margin (Non-GAAP)		58.3 %		54.9 %
Operating cash flow	$	2,064	$	757
Purchases of property and equipment		(20)		(6)
Free cash flow (Non-GAAP)	$	2,044	$	751
Net income (loss)	$	616	$	1,349
Adjustments to net income (loss)				
Contract liabilities fair value adjustment		—		2
Stock-based compensation		138		123
Amortization of intangible assets		462		308
Restructuring and other costs		57		69
Acquisition and integration costs		24		77
Litigation costs		418		29
Other		—		11
Non-cash interest expense		27		17
Loss (gain) on extinguishment of debt		—		9
Loss (gain) on equity investments		40		7
Loss (gain) on sale of properties		(9)		—
Total adjustments to GAAP income (loss) before income taxes		1,157		652
Adjustment to GAAP provision for income taxes		(512)		(880)
Total adjustment to income (loss), net of taxes		645		(228)
Net income (loss) (Non-GAAP)	$	1,261	$	1,121

GEN DIGITAL INC.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2] (continued)

(Unaudited, in millions, except per share amounts)

	Year Ended	
	March 29, 2024	March 31, 2023
Diluted net income (loss) per share	$ 0.96	$ 2.16
Adjustments to diluted net income (loss) per share:		
Contract liabilities fair value adjustment	—	—
Stock-based compensation	0.21	0.20
Amortization of intangible assets	0.72	0.49
Restructuring and other costs	0.09	0.11
Acquisition and integration costs	0.04	0.12
Litigation costs	0.65	0.05
Other	—	0.02
Non-cash interest expense	0.04	0.03
Loss (gain) on extinguishment of debt	—	0.01
Loss (gain) on equity investments	0.06	0.01
Loss (gain) on sale of properties	(0.01)	—
Total adjustments to GAAP income (loss) before income taxes	1.80	1.04
Adjustment to GAAP provision for income taxes	(0.80)	(1.41)
Total adjustment to income (loss), net of taxes	1.00	(0.37)
Incremental dilution effect	—	0.01
Diluted net income (loss) per share (Non-GAAP)	$ 1.96	$ 1.81
Diluted weighted-average shares outstanding	642	624
Incremental dilution impact of ASU 2020-06 [3]	—	(5)
Diluted weighted-average shares outstanding (Non-GAAP)	642	619

---

1) This presentation includes non-GAAP measures. Non-GAAP financial measures are supplemental and should not be considered a substitute for financial information presented in accordance with GAAP. For a detailed explanation of these non-GAAP measures, see Appendix A.

2) Amounts may not add due to rounding.

3) Excludes the dilutive impact of ASU 2020-06 *(Debt with Conversion and Other Options)* under GAAP. For a detailed explanation of this adopted guidance, see Appendix A.

GEN DIGITAL INC.
Revenues and Cyber Safety Metrics
(Unaudited, in millions, except per user data and percentages)

Revenues (Non-GAAP)

| | Year Ended | | |
	March 29, 2024	March 31, 2023	Variance in %
Revenues	$ 3,812	$ 3,338	14 %
Contract liabilities fair value adjustment [1]	—	2	
Revenues (Non-GAAP)	3,812	3,340	14 %
Exclude foreign exchange impact [2]	25	—	
Constant currency adjusted revenues (Non-GAAP)	$ 3,837	$ 3,340	15 %

Cyber Safety Metrics

| | Year Ended | |
	March 29, 2024	March 31, 2023
Direct customer revenues	$ 3,353	$ 2,933
Partner revenues	$ 396	$ 341
Total Cyber Safety revenues	$ 3,749	$ 3,274
Legacy revenues [3]	$ 63	$ 66
Direct customer count (at quarter end)	39.1	38.2
Direct average revenue per user (ARPU) [4]	$ 7.25	$ 7.10
Retention rate	77 %	76 %

---

(1) Contract liabilities fair value adjustment represents the Avira deferred revenue haircut amortization recognized.

(2) Calculated using year ago foreign exchange rates.

(3) Legacy revenues includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions.

(4) Due to the timing of the close of the acquisition in the second quarter of fiscal 2023, the fiscal 2023 ARPU is based on the average ARPU for second, third, and fourth quarter of fiscal 2023, but excludes the first quarter of fiscal 2023.



60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281

Notice of 2024 Annual Meeting of Stockholders

		
Date and Time	**Location**	**Record Date**
Tuesday, September 10, 2024 at 9:00 a.m. Pacific Time	Meeting live via the internet by visiting www.virtualshareholdermeeting.com/GEN2024	Only stockholders of record as of the close of business on July 15, 2024 are entitled to notice of, and vote at, the Annual Meeting or any postponement or adjournment thereof.

Dear Stockholder:

You are cordially invited to attend our 2024 Annual Meeting of Stockholders (the Annual Meeting) of Gen Digital Inc. (the Company, Gen, we or us) which will be held at 9:00 a.m. (Pacific Time) on Tuesday, September 10, 2024. This year's meeting will again be completely virtual and conducted via live webcast, which will provide stockholders with substantially the same meeting participation rights and opportunities they would have at an in-person meeting. You will be able to attend the Annual Meeting online and submit your questions prior to or during the meeting by visiting *www.virtualshareholdermeeting.com/GEN2024*. You will also be able to vote your shares electronically at the Annual Meeting. We believe hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format will allow us to communicate effectively with you via a pre-meeting forum that you can enter by visiting *www.virtualshareholdermeeting.com/GEN2024* to submit questions in advance of the Annual Meeting.

For your convenience, we are also pleased to offer a re-playable webcast of the Annual Meeting at *investor.gendigital.com*. We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the ten nominees named in the proxy statement to Gen's Board of Directors;

2. To ratify the appointment of KPMG LLP as Gen's independent registered public accounting firm for the 2025 fiscal year;

3. To hold an advisory vote to approve executive compensation;

4. To approve the amendment and restatement of our 2013 Equity Incentive Plan; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

We are furnishing proxy materials to our stockholders primarily via the internet to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. On or about July 29, 2024, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery), a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report, and how to vote through the internet or by telephone.

Only stockholders of record as of the close of business on July 15, 2024 are entitled to notice of, and can vote at, the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at IR@gendigital.com.

Your vote is very important. Whether or not you plan to virtually attend the Annual Meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or in the proxy card you received in the mail. If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your broker, bank or other nominee on how to submit voting instructions. You may revoke your proxy at any time before it is voted. Please refer to the "2024 Annual Meeting of Stockholders Meeting Information" section of the proxy statement for additional information.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Bryan Ko
BRYAN KO
Chief Legal Officer and Secretary

Tempe, Arizona
July 29, 2024

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on September 10, 2024: The proxy statement and Gen's Form 10-K for the 2024 fiscal year are available at https://investor.gendigital.com/financials/annual-reports/

Table Of Contents

(This page has been left blank intentionally.)

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2024 Annual Meeting of Stockholders Information



Date and Time:

Tuesday, September 10, 2024
at 9:00 a.m. Pacific Time



Location:

Meeting live via the internet by visiting www.virtualshareholdermeeting.com/
GEN2024



Record Date:

July 15, 2024



Admission:

To participate in the Annual Meeting, visit *www.virtualshareholdermeeting.com/GEN2024*. You will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in an account with a brokerage firm, bank or other nominee, then you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote your shares at the Annual Meeting.

Voting Matters

Proposals	Board Recommendation	Page Number for Additional Information
1. Election of Directors	✓ **FOR**	26
2. Ratification of Independent Registered Public Accounting Firm	✓ **FOR**	38
3. Advisory Vote to Approve Executive Compensation	✓ **FOR**	40
4. Approval of Amendment and Restatement of 2013 Equity Incentive Plan	✓ **FOR**	41

Our Director Nominees

	Age	Director Since	Independent	Diversity	Committee Memberships*				Other Public Boards**
					AC	CC	NGC	Tech	
Susan P. Barsamian Director	65	2019	✓	WD		●	C	●	2
Pavel Baudis Director	64	2022	✓					●	0
Eric K. Brandt Director	62	2020	✓		C				3
Frank E. Dangeard Managing Partner, Harcourt	66	2007	✓		●		●		2
Nora M. Denzel Director	61	2019	✓	W	●	●		●	1
Peter A. Feld Managing Member, Portfolio Manager and Head of Research, Starboard Value LP	45	2018	✓			C	●		0
Emily Heath Director	50	2021	✓	WD	●			C	0
Vincent Pilette Chief Executive Officer and President	52	2019							0
Sherrese M. Smith Managing Partner, Paul Hastings	52	2021	✓	WD			●	●	1
Ondrej Vlcek Former President of Gen, Director	47	2022							0

● = Member   C = Chair

Committees: AC = Audit   CC = Compensation and Leadership Development   NGC = Nominating and Governance

Tech = Technology and Cybersecurity   W = Woman   D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

*   Reflects our Board and committee composition following the Annual Meeting.

**   Reflects membership on boards of companies publicly traded in the U.S.

80% Independent   **20%** Ethnically Diverse   **40%** Gender Diverse   **40%** Diverse Directors   **~5** Years Average Director Tenure   **8** New Directors since 2019

Sound Corporate Governance Practices

✓	**Separate Independent Chair and CEO**	✓	**Majority Voting for Directors**
✓	**Board Committees Consist Entirely of Independent Directors**	✓	**Director Resignation Policy**
✓	**All Current Directors Attended at least 75% of Meetings Held**	✓	**Stockholder Ability to Call Special Meetings (15% threshold)**
✓	**Independent Directors Meet Regularly in Executive Session**	✓	**Stockholder Ability to Act by Written Consent**
✓	**Director Age Limit of 72**	✓	**Proxy Access Subject to Standard Eligibility Requirements**
✓	**Annual Board and Committee Self-Evaluations**	✓	**Robust Cybersecurity Program**
✓	**Risk Oversight by Full Board and Committees**	✓	**Comprehensive ESG program and Board oversight of ESG**
✓	**Annual Election of All Directors**	✓	**Extensive Stockholder Outreach/Engagement Program**
✓	**Director Overboarding Limits**	✓	**No Dual-Class or Multi-Class Stock**

FY24 Executive Compensation at a Glance

In FY24, our Compensation and Leadership Development Committee approved an executive compensation program that was intended to drive long-term value creation for our company and our stockholders and reward actual performance for both short-term and long-term objectives, with commensurate payouts for extraordinary performance. We continued to value the importance of diversity, equity, and inclusion, given our global customer base, and our Compensation and Leadership Development Committee again incorporated diversity-related metrics into our annual incentive plan.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation and Leadership Development Committee designed our FY24 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓	**At risk pay**	The majority of pay for our CEO and other NEOs is at risk and/or performance-based.
✓	**Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against certain diversity, equity and inclusion (DEI) metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative total shareholder return (TSR).
✓	**Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓	**Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓	**Peer group**	We have a relevant peer group and reevaluate the peer group annually.
✓	**Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓	**Clawback policy**	We have a comprehensive "clawback" policy, applicable to all performance-based compensation granted to our executive officers.
✓	**Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓	**Capped severance**	We do not provide for any potential cash severance payments that exceed more than 1x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓	**Independent consultant**	Our Compensation and Leadership Development Committee retains an independent compensation consultant.
✓	**Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓	**Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓	**Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

⊘	**No performance, no pay**	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
⊘	**No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
⊘	**No automatic increases**	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
⊘	**No short sales, hedging**	With very limited exceptions, we do not permit short-sales, hedging or pledging of our stock.
⊘	**No golden parachutes**	We do not provide "golden parachute" excise tax gross-ups.
⊘	**No excessive severance**	We do not provide excessive severance payments.
⊘	**No SERPs**	We do not provide executive pension plans or SERPs.
⊘	**No excessive perks**	We do not provide excessive perquisites.
⊘	**No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
⊘	**No unvested dividends**	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

Our FY24 compensation philosophy is reflected in the following key elements of executive compensation: (i) base salary, (ii) short-term annual cash incentive awards and (iii) long-term equity incentive awards.

FY24 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO & Compensation and Leadership Development Committee (only the Compensation and Leadership Development Committee for CEO changes)	Page 67
Executive Annual Incentive Plan	Cash	Annual	50% based on Bookings growth 50% based on non-GAAP operating income Final payout subject to a DEI modifier -/+ 10%	Page 67
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of a three-year period	50% of PRUs vest in full at end of FY26 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index. 50% of PRUs vest in full at end of FY26 based on average bookings growth and average non-GAAP operating margin >50% over a multi-year period.	Page 70
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 73

Pay for Performance Alignment

In FY24, we delivered another year of profitable growth as we saw most of our key financial metrics increase due to an additional five and a half months of revenue and bookings contribution from the Avast acquisition, as reflected in the table below. GAAP operating margin decreased, primarily due to an increase in legal accrual related to ongoing litigation and an increase in amortization of intangible assets recognized as a result of our acquisition of Avast. Our FY23 GAAP EPS and FY24 cash flow was impacted by an $899 million income tax refund related to the filing of our fiscal 2023 tax return. We expanded non-GAAP operating margin and EPS as we scaled topline and executed on our cost synergies from the merger with Avast (the Avast Merger).



We also saw strong results with respect to our key performance metrics, as we increased direct customer count, bookings, retention rate, and average revenue per user (ARPU) year-over-year.

Since the closing of the Avast Merger, we have increased our direct customer base to over 39 million, overall annual ARPU by over $3, and our overall retention rate by two points. Each of these improved key performance metrics is a testament to the increased value we are providing our customers with our expanded product portfolio offerings and channel distribution.



In FY24, we undertook a number of actions to return capital to shareholders and increase shareholder value, including repayment of $1,183 million of debt, repurchasing approximately 21 million shares of our common stock for an aggregate amount of $441 million, and paying a total of $323 million in quarterly dividends to stockholders.

We believe that the compensation received by our NEOs for FY24 reflects our performance and accomplishments during the past year as well as the rigor of our performance goals. The following table presents a summary of the performance- based components of our FY24 executive compensation program and FY24 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Achievement of target or application of modifier	Executive Officer Funding
FY24 Executive Annual Incentive Plan (EAIP)	50% based on FY24 non-GAAP operating income	**98.1%**	**71%**
	50% based on FY24 bookings growth	**99.3%**	**88%**
	DEI modifier (applied after determining payout based on FY24 bookings growth & operating income metrics)	✓	**+5%**
FY24 Performance-based Restricted Stock Units	50% based on 3-year TSR relative to the Nasdaq Composite Index	NA	NA
	50% based on average bookings growth and average non-GAAP operating margin >50%	NA	NA
FY22 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	**74.88% Rank**	**199%**
	50% based on CAGR for revenue	**6.0%**	**150%**

(1) Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We generally excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY24 or based on FY24 performance, except we have included a brief discussion of PRUs granted in previous years under our Value Creation Program.

(2) Achievement certified by the Compensation and Leadership Development Committee following the end of FY24.

Meeting Information

We provide information about Gen Digital Inc.'s 2024 Annual Meeting of Stockholders (the Annual Meeting), voting and additional information starting on page 104.

Corporate Governance

Gen Digital Inc. (Gen, the Company, we or us) is strongly committed to corporate governance best practices. These practices provide an important framework within which our Board of Directors (the Board) and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Guidelines

Our Corporate Governance Guidelines generally specify the rights and responsibilities of the Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters. The Board is responsible for ensuring that Gen is managed in a manner, which serves the interests of its stockholders. Management is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *investor.gendigital.com*, by clicking on "Governance Documents" under the "Governance" tab. Our Nominating and Governance Committee reviews the Corporate Governance Guidelines at least annually and recommends changes to our Board for approval as appropriate.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers, employees, interns and contractors, as well as third parties acting on behalf of the Company. The Audit Committee is responsible for reviewing the Company's ethics and compliance program, including the Company's commitment to respect human, cultural and legal rights, and meets with the Head of Compliance on a periodic basis to review and discuss the Company's programs.

We have also adopted a code of ethics for our Chief Executive Officer (CEO) and senior financial officers, including our principal financial officer and principal accounting officer. Our Code of Conduct and Financial Code of Ethics are posted on the Investor Relations section of our website located at *investor.gendigital.com*, by clicking on "Governance Documents" under the "Governance" tab. Any amendments or waivers of our *Code of Conduct* and *Financial Code of Ethics* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

Insider Trading, Hedging and Pledging Policies

Our Insider Trading Policy applies to all of our officers, employees, directors, consultants and contractors worldwide, and, with limited exceptions, prohibits such persons, from (i) short-selling Gen securities, (ii) engaging in hedging transactions involving Gen stock-based derivative securities (e.g. buying and/or writing puts and calls, equity swaps, exchange funds, collars, transaction in straddles and the like), (iii) buying or selling publicly traded options, and (iv) holding Gen securities in a margin account or otherwise pledging Gen securities as collateral for a loan; however, holding and exercising options or other derivative securities granted under Gen's stock option or equity incentive plans is not prohibited by this policy. Our policy also prohibits pledging Gen stock as collateral for a loan or holding company securities in a margin account. Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee. Since our settlement with Starboard Value LP in September 2018, we have agreed to waive these requirements with respect to certain forward contracts held by Starboard on a limited basis.

In addition, our Insider Trading Policy prohibits our officers, employees, directors, consultants and contractors worldwide from purchasing or selling Gen securities while in possession of material, nonpublic information and during quarterly and special blackout periods. Our quarterly trading window opens on the second business day following the quarterly earnings announcement and closes on the 10th day of the following month. However, Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting prearranged stock trading plans at a time when they are not aware of material nonpublic information about us, and subsequently sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about Gen at the time of the sale.

Additionally, we require certain individuals, including directors, executive officers and designated employees, together with their family members and controlled entities (Pre-Clearance Insiders), to receive pre-clearance prior to engaging in transactions in Gen securities. All Pre-Clearance Insiders are strongly encouraged to trade using only Rule 10b5-1 plans that comply with applicable securities laws but are not required to do so. Our Insider Trading Policy is filed as Exhibit 19.01 to our Annual Report on Form 10-K for FY24, filed with the SEC on May 16, 2024.

Stock Ownership Guidelines

Our Compensation and Leadership Development Committee adopted stock ownership guidelines to better align our non-employee directors' and executive leadership team members' interests with those of our stockholders. Our "Executive Leadership Team Members" consist of the CEO, President, Chief Financial Officer, all other Section 16 officers and each member of the CEO's extended leadership team. Details of our directors' stock ownership guidelines are disclosed under "Director Stock Ownership Guidelines" on page 35, and details of our executive officers' stock ownership guidelines are disclosed under "Key Compensation and Governance Policies — Stock Ownership Guidelines" in the "Compensation Discussion & Analysis" section on page 76. The Compensation and Leadership Development Committee determines the stock ownership guidelines and the Nominating and Governance Committee monitors compliance under such guidelines.

Compensation Recoupment Policy

The SEC and The Nasdaq Stock Market LLC's (Nasdaq) recently adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which require listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers. In accordance with these final rules, on October 3, 2023, our Board adopted a new compensation recoupment policy (the Clawback Policy) to reflect these new requirements. In addition to requiring the recovery of compensation in the event of a restatement, our Clawback Policy also allows our Compensation and Leadership Development Committee to recover both time and performance-based cash and equity compensation in the event of a material violation of the Company's Code of Conduct, Financial Code of Ethics or other Gen policy or awareness of or willful blindness to such misconduct. Our Clawback Policy is filed as Exhibit 97.01 to our Annual Report on Form 10-K for FY24, filed with the SEC on May 16, 2024.

Stockholder Outreach and Engagement

We are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, our in-person Analyst Investor Day, and investor meetings, events and conferences.

During 2024, we completed investor outreach to a majority of our largest stockholders and a large portion of our most active stockholders. In these meetings, we discussed matters such as Gen's results, prospects, business model, corporate governance, and executive compensation programs and goal settings and metrics.

Following these meetings, we shared stockholder feedback and trends and developments about corporate governance, environmental and social matters, executive compensation and other issues with our Board, our Compensation and Leadership Development Committee and our Nominating and Governance Committee, as we seek to enhance our corporate governance and executive compensation program and improve our disclosures.

Additionally, accountability to our stockholders continues to be an important component of the Company's success. We take accountability seriously and seek feedback through stockholder engagement to understand investor views and preferences.

Following our discussions with investors this year, we determined not to make any changes to our corporate governance. We also determined it to be appropriate for the FY24 compensation program to maintain many of the same elements as our FY23 compensation program, except our FY24 executive annual incentive plan metrics of non-GAAP operating income and bookings were modified to reflect a weighting of 50% each (previously non-GAAP operating income served only as a threshold goal) to help drive and focus our executives to deliver on the promised cost synergies related to the Avast merger. We look forward to continued engagement and dialogue with our stockholders to better meet their needs and expectations.

Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Guidelines provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn as of 10 days before we first deliver proxy materials to stockholders.

To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation, the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Nominating and Governance Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

Proxy Access

Our Bylaws contain "proxy access" provisions which permit a stockholder, or a group of up to 50 stockholders, owning continuously for at least three years a number of shares of our common stock that constitutes at least 3% of our outstanding shares of common stock, to nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholder(s) and their nominee(s) satisfy the requirements specified in the Bylaws. Our Bylaws specifically allow funds under common management to be treated as a single stockholder, and permit share lending with a five-day recall. The Bylaws do not contain any post-meeting holding requirements, do not have any limits on resubmission of failed nominees, and do not contain restrictions on third-party compensation.

Board Leadership Structure

As set forth in our Corporate Governance Guidelines, it is our general policy that the Chair of the Board should be independent. In the event that the Chair leaves the Board or ceases to be independent, the Board must appoint a new independent Chair from among the remaining independent directors within a reasonable amount of time. Currently, the roles of CEO and Chair are separate. Frank Dangeard currently serves as Chair of the Board.

The Board believes that separating the roles of CEO and Chair is the appropriate leadership structure for Gen because it results in an effective balancing of responsibilities, experience and perspectives that meets the current corporate governance needs and oversight responsibilities of the Board. The Board also believes that this structure allows our CEO to focus on executing Gen's strategic plan and managing Gen's operations and performance, while allowing the Chair of the Board to focus on the effectiveness of the Board and independent oversight of our senior management team.

The duties of the Chair of the Board and CEO are set forth in the table below:

Duties of the Chair of the Board	Duties of the CEO
- Sets the agenda of Board meetings - Presides over meetings of the full Board - Contributes to Board governance and Board processes - Communicates with all directors on key issues and concerns outside of Board meetings - Presides over meetings of stockholders - Leads executive sessions of independent directors	- Sets strategic direction for Gen - Creates and implements Gen's vision and mission - Leads the affairs of Gen, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees

Board Independence

It is the policy of the Board and Nasdaq rules require that listed companies have a board of directors with at least a majority of independent directors, as defined under Nasdaq's Marketplace Rules. Currently, each member of our Board, other than our current CEO and President and our former President, is an independent director, and all standing committees of the Board are composed entirely of independent directors. The Nasdaq independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in certain types of transactions with the company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In making these determinations, the directors reviewed and discussed information provided by the directors and Gen with regard to each director's business and other activities as they may relate to Gen and our management, including the transactions referenced below in "Certain Related Person Transactions". In particular, in making an independence determination in the case of Mr. Baudis, the Board considered his directorship and minority ownership stake in Starship Enterprises, a.s., a Czech joint stock company (Starship), which leases a portion of an office building in Prague, Czech Republic to Gen. The Board determined that the transaction with Starship was undertaken in the ordinary course of business and on comparable lease terms that would be available from an unrelated third party, and that Mr. Baudis did not and does not have any direct involvement in our business relationship with Starship.

Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors, director nominees and former directors who served in fiscal 2024 are independent: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, Frank E. Dangeard, Nora M. Denzel, Peter A. Feld, Emily Heath, and Sherrese M. Smith.

Change in Director Occupation

Our Corporate Governance Guidelines include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

Director Overboarding Limits

As set forth in our Corporate Governance Guidelines, it is the policy of the Board that given the demands of the duties undertaken by directors, directors should limit their participation to no more than five public company boards (including our Board) in order to ensure sufficient attention and availability to Gen's business. In addition, a director who is currently serving as an executive officer of a publicly traded company may serve on no more than two public company boards (excluding our Board). However, the Board recognizes that the demands of such participation may vary substantially and may deem an exception appropriate so long as the director maintains sufficient attention and availability to fulfill the director's duties to Gen and complies with Gen's conflict of interest policies.

Board and Committee Effectiveness and Evaluations

Board Effectiveness

It is important to Gen that our Board and its committees are performing effectively and in the best interests of Gen and its stockholders. The Nominating and Governance Committee reviews the size, composition and needs of the Board with established criteria to ensure the Board has the appropriate skills and expertise to effectively perform its duties and responsibilities.

Board Onboarding and Education

When new directors join our Board, they participate in an onboarding program to learn about our industry, business, strategies, and policies. The onboarding program includes meetings with senior executives and other functional and operational leaders to discuss our business, strategy and operations, and our corporate functions, such as finance, technology, information systems and legal.

For continued education regarding our business and industry, we provide presentations by internal and external experts during Board meetings on topics such as technology inflections, industry trends, changes in the geopolitical and macroeconomic landscape, and the environmental, social and governance (ESG) landscape, with particular focus on the implications and impact to the Company. Our Board and Committees also regularly review developments in corporate governance to continue enhancing the Board's effectiveness. We encourage directors to participate in external continuing director education programs and provide reimbursement for expenses associated with this participation. Throughout the year, Board members also attend Company events. These interactions, along with meetings with leaders below the CEO Executive Leadership Team Member level throughout the year, provide directors additional visibility to provide oversight of the Company's culture, strategies, and operations.

Board Evaluations

The Nominating and Governance Committee evaluates the Board's and its committees' operations and performance annually. Each year, the Nominating and Governance Committee, in consultation with our independent Board Chair, reviews and determines the design, scope, content, and execution of the evaluation process. We conduct board evaluations, including quantitative and qualitative assessments, which are regularly conducted by an outside third party. The Nominating and Governance Committee recommends changes for approval by the full Board as appropriate.

Board Size

The Nominating and Governance Committee considers the size of our Board at least annually to ensure that the current number of members most effectively support the Company, and recommends changes to the Board as appropriate. The Company's Bylaws provide that the number of members of the Board is determined by the Board.

Our Board currently consists of ten members. Based on the assessment of the Nominating and Governance Committee, the Board anticipated it will continue to maintain approximately the same size as of the Annual Meeting.

Board Succession Planning and Refreshment

Our Nominating and Corporate Governance Committee plays an important role in Board succession planning. The Nominating and Corporate Governance Committee considers the critical needs of the Company regularly, and is responsible for establishing the criteria and determining the desired qualifications, expertise, and characteristics of the Board, with the goal of developing a diversity of background and experience on the Board. The Nominating and Corporate Governance Committee is also responsible for evaluating and making recommendations to the Board regarding the structure and operations, size, and composition of the Board committees, committee member qualifications, committee member appointment and removal, and committee reporting to the Board.

In addition to the role of the Nominating and Governance Committee, we have a policy related to director retirement and age limits established in our Corporate Governance Guidelines. In the event that a Director reaches the age of 72 during his or her term of service, at the end of such term, the Board, in consultation with the Nominating and Governance Committee, will normally not re-nominate the Director for election at the next annual meeting, unless the Board, with the recommendation of the Nominating and Governance Committee, determines that there are special circumstances that lead the Board to conclude that continued service of such Director is in the best interests of the Company and its stockholders.

We believe that our approach to Board succession planning and refreshment plays an important role in addressing Board effectiveness. Eight of our current Board members (80% of the Board) have been appointed in the last five years.[1]

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees.



Board of Directors
Risk Management Responsibility

Board Committees

Audit Committee	Compensation and Leadership Development Committee	Nominating and Goverance Committee	Technology & Cybersecurity Committee
• Oversees internal controls and disclosure controls. • Oversees enterprise risk management. • Oversees financial risk management and reporting. • Key liaison with external Auditor and Chief Compliance Officer. • Oversees business continuity and disaster preparedness planning.	• Oversees risk associated with compensation policies and practices. • Oversees executive development and succession. • Oversees Company benefits plans and programs. • Oversees Company's human capital.	• Oversees corporate governance procedures and policies. • Oversees Board compositions, nomination and evaluation. • Oversees Company ESG matters, including sustainability risks. • Oversees Company public policy and political activities and expenditures.	• Oversees Company's technology strategy, initiatives and investments. • Oversees Company's key cybersecurity information technology risks.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairs to the full Board during the Board meetings. The Board also, directly and through its committees, reviews and

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[1] As of the Record Date.

oversees our enterprise risk management (ERM) program, including critical enterprise risks over the short-, intermediate-, and long-term, and facilitates the incorporation of risk considerations into decision making across the Company. The Board considers specific risk topics in connection with strategic planning and other matters.

In addition, the Board participates in regular discussions with our senior management on many core subjects, including strategy, operations and finance, in which risk oversight is an inherent element. Our Global Business groups, Internal Audit, Enterprise Finance Reporting, Treasury, Data, Information Technology, Cybersecurity, Human Resources, Corporate Affairs, and Legal teams all provide input into this process and are responsible for the day-to-day monitoring, evaluating, reporting, and mitigating of their respective risk categories. From time to time, we also utilize industry information sources, such as professional services firms or subscription resources, to assess trends and benchmarking data relevant to our industry to assist in determining certain risk trends and changes. Management then develops response plans for risks categorized as requiring management focus based on performance indicators and monitors other identified risk areas. Management and our Internal Audit team regularly provides reports on the risk portfolio and risk response efforts to senior management and to the Audit Committee.

The Board believes that its leadership structure facilitates the Board's oversight of risk management because it allows the Board, with leadership from the independent, non-executive Chair and each independent committee chair, to participate actively in the oversight of management's actions and facilitates appropriate risk response strategies at the Board, committee, and management levels. Further, this structure enables us to provide specialized attention to, and oversight of, key risk areas by aligning our unique set of committees with risk oversight in their individual areas of expertise. Throughout the year, the Board oversees its committees' and managements' ongoing risk oversight activities, and its committees escalate issues relating to risk oversight to the full Board, in a continuous effort to keep the Board adequately informed of developments that could affect the Company's risk profile or other aspects of our business.

The Board and its committees are also free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Gen's expense, and are provided full access to our officers and employees.

Board's Role in Oversight of Company Strategy

One of the Board's most important responsibilities is collaborating with management to establish Gen's long-term strategy and then overseeing and providing guidance to management in the execution of the articulated strategy. Various elements of our strategy are discussed in depth at every quarterly Board meeting, with management providing the Board with an update on performance with an update on execution against short and longer-term elements of strategy. The Board also meets annually for a multi-day session where long-term strategy is the primary topic. While the full Board, with leadership of the Chair, has responsibility for overseeing overall company strategy, each of our key Committees provides input to the full Board on strategic and execution-oriented issues related to their respective areas of focus. The Board receives regular updates from the management team (including those below the executive level) regarding Gen's strategy and performance to inform its perspective on progress and ensure that it can effectively perform its oversight responsibilities.

Board's Role in Political Activity

Our Nominating and Governance Committee has responsibility for overseeing Gen's programs, policies and practices concerning public policy and political activities and expenditures. Based on the recommendations of the committee, the Board adopted the Global Political Contributions Policy, which includes standards for participating in the political process for both the Company and its employees, as well as for appropriate disclosure and reporting of political contributions and political activities. In accordance with the Company's Global Political Contributions Policy, any political contributions must be made in accordance with all applicable laws and regulations and disclosed as required by law. Gen does not allow use of corporate funds for political expenditures, and does not maintain a political action committee. Our Chief Legal Officer and the Head of Government Affairs are responsible for overseeing the Company's political engagements, and monitors compliance with the Global Political Contributions Policy.

To learn more about the Company's public policy activities and governance, visit our Political Disclosure and Accountability webpage at https://investor.gendigital.com/political-disclosure-and-accountability/default.aspx.

Information Security and Risk Oversight

We maintain a comprehensive technology and cybersecurity program to protect our systems and data from information security risks, including regular oversight of our programs for security monitoring. Gen has a process for identifying and assessing material risks from cybersecurity threats on a regular basis that operates alongside our broader overall risk assessment process, covering all identified enterprise-wide risks. Cybersecurity risk is reviewed quarterly with management and with the Board. In addition, we regularly perform evaluations (including independent third-party evaluations) of our security program and our information technology infrastructure and information security management systems. Our processes also address risk and identification of cybersecurity threat risks from our use of third-party service providers. This involves, among other things, conducting pre-engagement risk-based diligence, reviewing security and controls reports, implementing contractual security and notification provisions, and ongoing monitoring as needed.

Our information security management system is based upon industry frameworks. Our Chief Information Security Officer (CISO) leads our cybersecurity program, which includes the implementation of controls designed to align with these industry frameworks and applicable statutes and regulations. Our CISO has over 30 years of prior work experience in various roles involving managing information security programs, developing cybersecurity strategy, implementing effective information and cybersecurity initiatives and has been the Head of IT Audit, CISO and CIO at three other companies prior to Gen Digital. He has a Bachelor of Science in Computer Information Systems. We have implemented security monitoring capabilities designed to alert us to suspicious activity and developed an incident response program that includes periodic testing and is designed to restore business operations quickly. In addition, employees participate in mandatory annual training and receive communications regarding the cybersecurity environment to increase awareness throughout the Company. We also implemented an enhanced annual training program for specific specialized employee populations, including secure coding training.

The Technology and Cybersecurity Committee of the Board has direct oversight to the Company's (1) technology strategy, initiatives, and investments and (2) key cybersecurity information technology risks against both internal and external threats. The Technology and Cybersecurity Committee is comprised entirely of independent directors, all of whom have experience related to information security issues or oversight and meets and reports to the Board on a quarterly basis. The Audit Committee, which is also comprised entirely of independent directors, considers cybersecurity information technology risks in connection with overseeing our enterprise risk management system, and reports to the Board on enterprise risk management matters on a quarterly basis. We have processes in place for management to report security instances to the Technology and Cybersecurity Committee and Audit Committee as they occur, if material, and to provide a summary multiple times per year of other incidents to the Technology and Cybersecurity Committee.

Additionally, our CISO attends each Technology and Cybersecurity Committee meeting and meets regularly with the Board or the Audit Committee to brief them on technology and information security matters. We carry insurance that provides protection against some of the potential losses arising from a cybersecurity incident. In the last fiscal three years, we have not experienced any material information security breach incidences and the expenses we have incurred from information security breach incidences were immaterial. This includes penalties and settlements, of which there were none.

Board's Role in Oversight of Human Capital Management

Our people are our most important assets. Our Board works closely with management to provide a periodic platform for discussion, support and review of our broad-based talent management strategies including employee engagement and culture, workforce demographics, DEI and health and safety. The Compensation and Leadership Development Committee also plays an integral role in the oversight of compensation and rewards philosophies and incentive plans across the workforce and with specific focus at the executive level.

The Compensation and Leadership Development Committee is also tasked with oversight of organizational design, succession and development, inclusion, equity and diversity, employee engagement, performance management, culture, productivity, organizational effectiveness and demographics. The Chief Human Resources Officer shares quarterly updates with our Board meeting on HCM strategy and programs and updates including detailed metrics at both an enterprise wide and an organizational level.

Environmental, Social and Governance (ESG)

Our commitment to ESG supports our company Purpose and Mission. The Nominating and Governance Committee has oversight over the Company's ESG strategy, and receives a quarterly ESG update. This quarterly update includes program information across ethics, community investment, the environment and information on emerging ESG priorities. The Nominating and Governance Committee is also responsible for climate change oversight. This Committee reports to the Board of Directors and has final approval on all climate-related decisions. Additionally, as part of our ESG reporting process, we hold regular meetings with functional leaders to review our ESG disclosures. Our Executive Leadership Team Members are highly engaged in our ESG efforts. Our Head of Corporate Responsibility and Public Policy provides quarterly updates to our Executive Leadership Team Members and cross-functional ESG Working Group to review our strategy, progress, and program updates.

Building a brand centered on trust is critically important to our business success, and our focus on ESG helps us earn trust from our customers, employees, investors and shareholders. As such, ESG topics are core to our business strategy. Examples of our efforts include:

- **Environment**: Helping protect our planet is part of promoting a safe and sustainable future. We work to reduce greenhouse gas emissions from our operations through operational efficiencies, reduce the environmental footprint of our products across their lifecycle through innovative approaches to product development and packaging, promote high standards in our supply chain and engage with employees and environmental partners to amplify our work.

- **Social**: We are proud to support the communities where our team members live and work. Our community impact programs include employee volunteering and giving, product donations, signature programs that leverage our unique expertise in increasing digital safety literacy, and corporate philanthropic giving. Our giving focuses on digital safety education; environmental action; and disaster response. We also support diversity, equity, and inclusion and employee engagement.

- **Governance**: Governance covers many core operating principles overseen by the Nominating and Governance Committee. The Nominating and Governance Committee has oversight of our ESG program and receives quarterly updates on topics such as diversity, ethics, community investment and the environment. Our global culture of responsibility, and the positive contributions we make to the customers, employees, communities, and other stakeholders that we serve drives value for our business.

Our 2024 Social Impact Report can be found at *Investor.GenDigital.com/ESG*.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. Agendas and topics for board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;

- Reviewing key product, industry and competitive issues;

- Reviewing and determining the independence of our directors;

- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;

- Selecting and approving director nominees;

- Selecting, evaluating and compensating the CEO;

- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;

- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;

- Evaluating the performance of the Board;

- Overseeing our compliance with legal requirements and ethical standards; and

- Overseeing our financial results.

Executive Sessions

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session." These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors hold an executive session to evaluate the CEO's performance and compensation. Executive sessions of the Board are led by the independent, non-executive Chair.

Succession Planning

Our Board recognizes the importance of effective executive leadership to Gen's success and meets to discuss executive succession planning at least annually. Our Board develops and reviews emergency and long-term succession plans and evaluates succession candidates for the CEO and other senior leadership positions under both. The Board also oversees management's senior executive talent development plans, including ensuring that our succession candidates have regular interactions with the Board.

Attendance of Board Members at Annual Meetings

We encourage our directors to attend our annual meetings of stockholders. Eight of our directors standing for re-election attended our 2023 Annual Meeting of Stockholders.

The Board and Its Committees

There are four committees of the Board: the Audit Committee, the Compensation and Leadership Development Committee, the Nominating and Governance Committee, and the Technology and Cybersecurity Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters.

The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation and Leadership Development Committee, Nominating and Governance Committee and the Technology and Cybersecurity Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and the key committee charters are available on our website at *investor.gendigital.com*, by clicking on "Governance Documents," under the "Governance" tab.

The following table shows the proposed composition of the Board and its committees, and other information, following the Annual Meeting. Current committee composition is provided in the text below the table.

	Age	Director Since	Independent	Diversity	Committee Memberships*				Other Public Boards**
					AC	CC	NGC	Tech	
Susan P. Barsamian Director	65	2019	✓	WD		👤	**C**	👤	2
Pavel Baudis Director	64	2022	✓					👤	0
Eric K. Brandt Director	62	2020	✓		**C**				3
Frank E. Dangeard Managing Partner, Harcourt	66	2007	✓		👤		👤		2
Nora M. Denzel Director	61	2019	✓	W	👤	👤		👤	1
Peter A. Feld Managing Member, Portfolio Manager and Head of Research, Starboard Value LP	45	2018	✓			**C**	👤		0
Emily Heath Director	50	2021	✓	WD	👤			**C**	0
Vincent Pilette Chief Executive Officer and President	52	2019							0
Sherrese M. Smith Managing Partner, Paul Hastings	52	2021	✓	WD			👤	👤	1
Ondrej Vlcek Former President of Gen, Director	47	2022							0

👤 = Member **C** = Chair

Committees: AC = Audit CC = Compensation and Leadership Development NGC = Nominating and Governance

Tech = Technology and Cybersecurity W = Woman D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

* Reflects our Board and committee composition following the Annual Meeting.

** Reflects membership on boards of companies publicly traded in the U.S.

During FY24, our Board held eight meetings, the Audit Committee held 10 meetings, the Compensation and Leadership Development Committee held five meetings, the Nominating and Governance Committee held four meetings and the Technology and Cybersecurity Committee held four meetings. During this time, no current directors attended fewer than 95% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served during the period which such director served.

Audit Committee

Current Members

Our Audit Committee is currently comprised of Mr. Brandt, who is the chair, Memes. Denzel and Heath and Mr. Dangeard.

Independence

Our Board has unanimously determined that all Audit Committee members are independent as defined under current Nasdaq listing standards, and at least one member has financial sophistication as required pursuant to the Nasdaq listing standards.

In addition, our Board has unanimously determined that Mr. Brandt qualifies as an "audit committee financial expert" under U.S. Securities and Exchange Commission (SEC) rules and regulations.

Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Meetings

10 meetings during fiscal year 2024.

Our Audit Committee oversees Gen's accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of disclosure controls and internal control over financial reporting, compliance with legal and regulatory requirements, internal audit function and the appointment, retention and compensation of our independent auditors. Its duties and responsibilities include, among other things:

- Reviewing and discussing with Gen's independent auditor and management Gen's quarterly and annual financial statements, including any report or opinion by the independent auditors, and earnings releases.

- Reviewing the adequacy and effectiveness of Gen's accounting and financial reporting processes.

- Appointing and, if necessary, terminating any independent registered public accounting firm engaged by Gen.

- Reviewing and approving processes and procedures to ensure the continuing independence of Gen's independent auditors.

- Overseeing the internal audit function of Gen, including its independence and authority and the coordination of Gen's internal audit function with its independent auditors.

- Reviewing Gen's practices with respect to financial and enterprise risk identification, assessment, monitoring and risk management and mitigation.

- Reviewing Gen's business continuity and disaster preparedness planning.

- Reviewing any regulatory developments that could impact Gen's risk identification, assessment, monitoring and risk management and mitigation.

- Reviewing Gen's ethics compliance program, including policies and procedures for monitoring compliance, areas of compliance risk (including any material compliance issues and/or risk exposure) and the implementation and effectiveness of Gen's ethics and compliance program, and remediation plans developed by the Company to resolve any material compliance issues.

- Directing and supervising investigations into any matters within the scope of its duties.

- Retaining and terminating such auditors, outside counsel, experts, consultants and other advisors as it determines to be necessary or appropriate to perform its responsibilities.

Compensation and Leadership Development Committee

Current Members

Our Compensation and Leadership Development Committee is currently comprised of Mr. Feld, who is the chair, and Memes. Barsamian and Denzel.

Independence

The Board has determined that each current member of the Compensation and Leadership Development Committee is, and each member of our Compensation and Leadership Development Committee during fiscal year 2024 was, independent within the meaning of Nasdaq's director independence standards.

Each member of the Compensation and Leadership Development Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act of 1934 (Exchange Act).

Meetings

Five meetings during fiscal year 2024.

Our Compensation and Leadership Development Committee oversees our compensation policies and practices so that they firmly align with the interests of our stockholders; encourage a focus on Gen's long-term success and performance; and incorporate sound corporate governance principles. It also oversees our human capital management practices and programs to attract, retain, and develop our executive officers. Its duties and responsibilities include, among other things:

- Reviewing Gen's executive and leadership development practices, which support Gen's ability to retain and develop the executive and leadership talent required to deliver against Gen's short term and long-term business strategies, including succession planning for the executive officers.

- Reviewing and overseeing Gen's human capital management policies, strategies and practices.

- Reviewing Gen's compensation policies, plans and programs to confirm they are: (i) designed to attract, motivate and retain talented executive officers; (ii) compensate the executive officers effectively in a manner consistent with the strategy of Gen and the interests of stockholders; (iii) consistent with a competitive framework; and (iv) support the achievement of Gen's overall financial results and individual contributions.

- Reviewing and recommending to the independent directors of our Board all compensation arrangements for our CEO.

- Determining stock ownership guidelines for our Board and executive officers.

- Reviewing Gen's overall compensation and benefits plans and programs.

- Administering our equity incentive and stock purchase plans.

- Reviewing and recommending to the Board compensation for non-employee members of the Board.

- Reviewing and approving policies and procedures relating to the perquisites of our executive officers.

- Reviewing Gen's compensation policies and practices, including non-executive programs, to confirm that such policies and practices are not reasonably likely to have a material adverse effect on Gen or encourage unnecessary risk-taking, and report the results of such review to the Board.

- Reviewing and making recommendations to the Board regarding company policies on recoupment of incentive-based compensation.

- Reviewing and making recommendations to the Board with respect to stockholder proposals and stockholder advisory votes related to executive compensation matters.

Nominating and Governance Committee

Current Members

Our Nominating and Governance Committee is currently comprised of Ms. Barsamian, who is the chair, and Ms. Smith and Messrs. Dangeard and Feld.

Independence

The Board has determined that each current member of the Nominating and Governance Committee is, and each member of our Nominating and Governance Committee during fiscal year 2024 was, independent within the meaning of Nasdaq's director independence standards.

Meetings

Four meetings during fiscal year 2024.

Our Nominating and Governance Committee, Committee oversees the evaluation of the Board and its committees, oversees Gen's corporate governance procedures and policies, including with respect to ESG and public policy matters, and ensures that they represent best practices and are in the best interests of Gen and its stockholders, which includes establishing appropriate criteria for nominating qualified candidates to the Board. Its duties and responsibilities include, among other things:

- Establishing the criteria and determining the goal of developing a diversity of perspectives, backgrounds, experiences, knowledge and skills on the Board.

- Considering the size, composition and needs of the Board, determine future requirements and evaluate and recommending qualified candidates for election to the Board consistent with the established criteria to ensure the Board has the appropriate skills and expertise.

- Advising the Board on corporate governance matters and recommending to the Board appropriate or necessary actions to be taken by our company, the Board and the Board's committees.

- Identifying best corporate governance practices and developing and recommending to the Board a set of corporate governance guidelines applicable to our company.

- Reviewing and assessing the adequacy of our company's corporate governance policies, including this Committee's charter, Gen's Corporate Governance Guidelines and Code of Conduct, and recommending modifications to the Board as appropriate.

- Overseeing and reviewing Gen's policies and programs concerning: (i) public policy and (ii) political activities and expenditures, if any.

- Overseeing and reviewing Gen's programs, policies and practices and relevant risks and opportunities relating to ESG matters and related disclosures, and making recommendations to the Board regarding the Company's overall strategy with respect to ESG matters.

- Monitoring compliance under the stock ownership guidelines as set by the Compensation and Leadership Development Committee for the Board and executive officers.

- Implementing and overseeing the processes for evaluating the Board, its committees and the CEO on an annual basis and report the results of such evaluations, including any recommendations for proposed changes, to the Board.

- Overseeing the management of risks that may arise in connection with Gen's governance structures, processes and other matters set forth in the Nominating and Governance Committee's charter.

Technology and Cybersecurity Committee

Current Members

Our Technology and Cybersecurity Committee is currently comprised of Ms. Heath, who is the chair, and Memes. Barsamian, Denzel and Smith, and Mr. Baudis.

Meetings

Four meetings during fiscal year 2024.

Our Technology and Cybersecurity Committee assists our Board in its oversight of (i) the Company's technology and information systems, including with respect to strategies, objectives, capabilities, initiatives, policies and investments, (ii) management's responsibilities to regularly assess cybersecurity and privacy risks to the Company's technology and information systems, as well as to the confidential or personal information of the Company, its customers and its partners, and (iii) management's responsibilities with respect to the management of cybersecurity and privacy risk. Its duties and responsibilities include, among other things:

- Overseeing the quality and effectiveness of Gen's information security team, policies, procedures, controls and technologies, including, but not limited to, those related to enterprise privacy, data security and cybersecurity information technology risks.

- Providing advice to the Board on privacy-related matters.

- Reviewing and providing oversight on Gen's data footprint, policies and procedures, and strategy.

- Reviewing with management, Gen's disaster recovery capabilities.

- Overseeing Gen's technology strategy, initiatives and investments, including major innovation efforts and intellectual property rights obtained through partnerships and acquisitions.

- Monitoring the performance of Gen's technology development in support of its overall business strategy and advise on strategic technological focus.

- Overseeing the identification, monitoring, and evaluation of existing and emerging trends in technology that may affect Gen's strategic plans, including monitoring of overall industry trends, competitors and technologies in adjacent areas and providing guidance on these areas.

- Reviewing the key technical talent, skills, and organizational structure of Gen's workforce supporting its cybersecurity and technology efforts.

Director Nominations and Communication with Directors

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Gen stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon recommendations by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our long-term business strategy and operating requirements and the long-term interests of our stockholders.



Criteria for Nomination to the Board
The key attributes, experience, and skills we consider important for our directors.

Cyber Safety, Technology Experience

As a Cyber Safety and technology company, having experience in cyber safety (including identity threat protection), consumer technology, privacy and related or emerging technologies, industry trends or regulatory shifts is useful in understanding our business and the market segments in which we compete, our research and development efforts, competing technologies, the various products and processes that we develop, and evolving customer requirements.

Leadership Experience

Directors who serve or have served as a public company CEO or in a senior leadership position, as a general manager of a business, or as the functional leader of a large scale sales, marketing or product development organization, including global operating expertise, are important to us, because they bring experience and perspective in analyzing, shaping and overseeing the execution of important strategic, operational and policy issues at a senior level.

Public Company Board Experience

Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors, the relations of a board to the company's chief executive officer and other senior management personnel, the importance of public-company corporate governance, including oversight matters, strategic decisions and operational and compliance-related matters.

Strategic Transformation Experience

As Gen transitions into a comprehensive consumer Cyber Safety company that empowers and enables people to live their digital lives safely, we need leaders with experience successfully leading and navigating companies through business transformations.

Business Combinations and Partnerships Experience

Directors who have a background in mergers and acquisitions and strategic partnership transactions can provide insight into developing and implementing strategies for growing our business through combining and/or partnering with other organizations and helping to evaluate operational integration plans.

Financial Experience

Knowledge of financial markets, financing operations, complex financial management and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Gen's capital structure, financing and investing activities, financial reporting, and internal control of such activities.

Sales, Marketing and Brand Management

Extensive career experience in consumer-focused sales management, marketing campaign management, marketing/advertising or public relations.

Diversity

In addition to a diverse portfolio of professional background, experiences, knowledge and skills, the composition of the Board should reflect the benefits of diversity as to gender, race, ethnic, cultural and geographic backgrounds that reflect the composition of our global investors, customers, employees and partners.

The information provided under Proposal No. 1, "Election of Directors — Nominees for Director" below includes the key attributes, experience and skills of each of our director nominees that led to the conclusion that each director nominee should serve as a member of the Board at this time.

Process for Identifying and Evaluating Nominees

1 Identify the Candidate

- The Nominating and Governance Committee typically considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience.

2 Confirm Candidate Qualifications

- If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy SEC and Nasdaq requirements.
- The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Gen's stockholders.
- We do not have a formal written policy with regard to the consideration of diversity in identifying candidate. However, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate and we have consistently built a highly diverse Board that is recognized in the industry for its diversity.

3 Candidate Evaluation

- Any candidate to be considered for a position as a member of the Board shall:
  a) be an experienced person with strong business, technical and/or other skills relevant to the Company's business,
  b) have demonstrated the highest levels of ethics, integrity and values, and
  c) be willing to commit to diligently represent the long-term interests of the Company's stockholders in good faith.
- Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees.
- We have from time to time engaged, for a fee, a third-party independent search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Gen and may do so in the future.

4 Committee Meeting and Discussion

- The Nominating and Governance Committee then meets to discuss and evaluate the skills and expertise of each candidate, both on an individual basis and taking into account input from the Board's ongoing succession planning process.

5 Board & Committee Approval

- Based on the results of the evaluation process, the Nominating and Governance Committee recommends candidates for our Board's approval as Director nominees for election to the Board. The Nominating and Governance Committee also recommends candidates for the Board's appointment to the committees of our Board.

6 Stockholder Vote

- Our stockholders annually vote upon each director's election. All of our current directors were elected by a majority of our stockholders at the 2023 Annual Meeting. At the 2024 Annual Meeting, all of our directors are up for election. Each director brings a diverse set of skills and perspectives that add significant value to our governance and oversight and in 2024, Gen was listed on Nasdaq.

Stockholder Director Nominee Submission Procedures

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding stockholder director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by our Corporate Secretary no later than March 31, 2025 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;

- the number of shares of Gen common stock beneficially owned by the candidate;

- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and

- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding the requirements that must be followed by a stockholder who either (i) wishes to make a stockholder nomination for election to the Board for next year's annual meeting pursuant to the advance notice provisions of our Bylaws or (ii) wishes to nominate one or more director candidates to be included in our proxy materials pursuant to the proxy access provisions of our Bylaws is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2025 Annual Meeting."

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:

Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Corporate Secretary

Our Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with our policy regarding accounting complaints and concerns.

Proposal No. 1 — Election of Directors

THE BOARD RECOMMENDS A VOTE "*FOR*" THE ELECTION OF EACH OF THE TEN NOMINATED DIRECTORS.

At the recommendation of the Nominating and Governance Committee, the Board has nominated the following ten persons to serve as directors for the term beginning at the Annual Meeting on September 10, 2024: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, Frank E. Dangeard, Nora M. Denzel, Peter A. Feld, Emily Heath, Vincent Pilette, Sherrese M. Smith, and Ondrej Vlcek. Each director will be elected on an annual basis.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Gen cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable to serve or for good cause will not serve, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any is unable to serve or for good cause will not serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of July 15, 2024, and other information about each nominee is shown below.

Name	Age	Principal Occupation	Independent	Director Since
Susan P. Barsamian	65	Director	Yes	2019
Pavel Baudis	64	Director	Yes	2022
Eric K. Brandt	62	Director	Yes	2020
Frank E. Dangeard	66	Managing Partner, Harcourt	Yes	2007
Nora M. Denzel	61	Director	Yes	2019
Peter A. Feld	45	Managing Member, Portfolio Manager and Head of Research, Starboard Value LP	Yes	2018
Emily Heath	50	Director	Yes	2021
Vincent Pilette	52	CEO	No	2019
Sherrese M. Smith	52	Managing Partner, Paul Hastings	Yes	2021
Ondrej Vlcek	47	Director	No	2022

Susan P. Barsamian

Director
Age: 65



Director Since: 2019

Independent:
Yes

Committee Memberships:
- Compensation
- Nominating & Governance (Chair)
- Technology and Cybersecurity

Other Current Public Boards:
- Box, Inc.
- Five9, Inc.

Other Public Boards in the Last Five Years:
- None

From 2006 to 2016, Ms. Barsamian served in various executive roles at Hewlett Packard including Chief Sales and Marketing Officer for Hewlett Packard Enterprise Software and General Manager of the Enterprise Cybersecurity Products business. Prior to joining Hewlett Packard, Ms. Barsamian was Vice President, Global Go-to-Market for high growth at Mercury Interactive, Senior Vice President Marketing for Critical Path and held various leadership roles at Verity where she was based in London for four years.

Ms. Barsamian serves on the board of directors of Box, Inc., a cloud content management company, Five9, Inc., a cloud contact center software company; and the Kansas State University Foundation. She also served on the Board of the National Action Council for Minorities in Engineering (NACME) from 2012 to 2017, including as Chairman of the Board from 2016 to 2017. She received a B.S. degree in Electrical Engineering from Kansas State University and completed post-graduate studies at the Swiss Federal Institute of Technology.

The Board believes Ms. Barsamian's qualifications to sit on our Board of Directors include her extensive technical, business, and leadership experience in the technology industry, including over 35 years of experience as an operating executive and her focus on enterprise software sales and global go-to-market strategies. She has served as an executive and board member for major cloud, computer and cybersecurity companies, and has operated in a broad range of roles from sales and marketing to product, research and development, and business operations. Ms. Barsamian also has experience serving as a public company outside director.

Pavel Baudis

Director
Age: 64



Director Since: 2022

Independent:
Yes

Committee Memberships:
- Technology & Cybersecurity

Other Current Public Boards:
- None.

Other Public Boards in the Last Five Years:
- None.

Pavel Baudis co-founded Avast and served as one of Avast's Directors from the incorporation of AVAST Software a.s. in 2006 until 2014. In 1988, Mr. Baudis wrote the original software program from which Avast's current portfolio of security solutions has developed. Prior to co-founding Avast, Mr. Baudis was a graphics specialist at the Czech Computer Research Institute (VUMS). Mr. Baudis holds an MS in Information Technology from the Prague School of Chemical Engineering.

The Board believes Mr. Baudis's qualifications to sit on our Board of Directors include his extensive technical, business, cybersecurity, and leadership experience in the technology industry, including as a founder, director and an operating executive and his focus on enterprise software sales and global go-to-market strategies.

Eric K. Brandt

Director
Age: 62



Director Since: 2020

Independent:
Yes

Committee Memberships:
- Audit (Chair)

Other Current Public Boards:
- Option Care Health, Inc.
- LAM Research Corporation
- The Macerich Company

Other Public Boards in the Last Five Years:
- Altaba Inc.[1]
- Dentsply Sirona Inc.

Eric K. Brandt served as the Executive Vice President and Chief Financial Officer of Broadcom Inc., a global supplier of semiconductor devices, from February 2010 until February 2016, and he served as its Senior Vice President and Chief Financial Officer from March 2007 until February 2010. From September 2005 until March 2007, Mr. Brandt served as CEO and President and member of the Board of Avanir Pharmaceuticals, Inc. Beginning in 1999, he held various positions at Allergan, Inc., a global specialty pharmaceutical company, including Executive Vice President of Finance and Technical Operations and Chief Financial Officer. Prior to joining Allergan, Mr. Brandt spent ten years with The Boston Consulting Group, a privately-held global business consulting firm, most recently serving as Vice President and Partner.

Mr. Brandt currently serves as a public company board member on each of the following boards: Option Care Health, a leader in ambulatory infusion in the US, LAM Research Corporation, a semiconductor equipment company, and The Macerich Company, a real estate investment trust.

Mr. Brandt formerly served as a public company director on the following boards: Yahoo! Inc., Altaba Inc. (formerly Yahoo! Inc.)[1], and Dentsply Sirona Inc.

The Board believes Mr. Brandt's qualifications to sit on our Board of Directors include his extensive leadership and management experience, including as an executive officer and director of multiple public companies, his broad financial skillset as a Chief Financial Officer, his experience overseeing and leading public companies through business combinations and strategic transformational events, and his expansive exposure to the innovation and technology sectors.

---

[1] Altaba Inc. was delisted in October 2019 and is currently in liquidation.

Frank E. Dangeard

Chair of the Board
Managing Partner, Harcourt
Age: 66



Director Since: 2007

Independent:
Yes

Committee Memberships:
- Audit
- Nominating & Governance

Other Current Public Boards:
- NatWest Group plc
- IHS Towers limited (Cayman)[1]

Other Public Boards in the Last Five Years:
- RPX Corp.
- Spear Investments B.V. (the Netherlands)

Frank E. Dangeard is Managing Partner of Harcourt. From September 2004 to February 2008, he was Chairman and CEO of Thomson SA (France). From 2002 to September 2004, he was Deputy CEO of Orange S.A. (formerly France Télécom S.A. (France)). He joined Thomson SA (France) in 1997 as Deputy CEO and was appointed Vice Chairman in 2000. Prior to joining Thomson SA, Mr. Dangeard was Managing Director of SG Warburg & Co. Ltd. (U.K.) and Chairman of SG Warburg France. Before joining SG Warburg, Mr. Dangeard was a lawyer with Sullivan & Cromwell LLP in New York and London.

Mr. Dangeard has been Chairman of the Board of Directors of Gen since the Avast Merger was completed in 2022. He also serves on the Board of Directors of the NatWest Group (ex. RBS Group, U.K.) and IHS Towers limited (Cayman). He is Chairman of the NatWest Markets, the investment banking arm of NatWest Group, and also serves as a Non-Executive Director for the UK's Competition and Markets Authority (CMA) board. Mr. Dangeard also previously served as the Chairman and director of NortonLifeLock from December 2019 until September 2022 and as a director of Symantec from January 2007 to November 2019. He graduated from the Ecole des Hautes Etudes Commerciales, the Paris Institut d'Etudes Politiques and from the Harvard Law School. Mr. Dangeard splits his time between Europe and the United States.

In making the decision to renominate Mr. Dangeard as a director, the Board considered Mr. Dangeard's strong, independent leadership, depth of knowledge of our business and contributions to the Board. Since being appointed to the Board, Mr. Dangeard has helped to oversee a number of significant strategic and leadership changes at the Company, including, most recently, the acquisition and integration of Avast. The Board believes Mr. Dangeard's qualifications to sit on our Board of Directors also include his broad international experience in managing and leading media and technology companies, his significant experience holding executive officer positions, and his extensive public company board service.

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[1]   IHS Towers is a subsidiary of IHS Holding Limited, which is traded on the New York Stock Exchange.

Nora M. Denzel

Director
Age: 61



Director Since: 2019

Independent:
Yes

Committee Memberships:
- Audit
- Compensation
- Technology and Cybersecurity

Other Current Public Boards:
- Advanced Micro Devices, Inc.

Other Public Boards in the Last Five Years:
- SUSE S.A.
- Telefonaktiebolaget LM Ericsson (Sweden)
- Talend S.A.

Nora M. Denzel previously served as interim CEO of Outerwall Inc., an automated retail solutions provider, from January to August 2015. Prior to Outerwall, Ms. Denzel held senior executive management positions from February 2008 through August 2012 at Intuit Inc., a consumer/SMB cloud financial management software company, including Senior Vice President of Big Data, Social Design and Marketing and Senior Vice President and General Manager of the QuickBooks Employee Management business unit. From 2000 to 2006, Ms. Denzel held several executive level positions at HP Enterprise (formerly Hewlett-Packard Company), including Senior Vice President and General Manager, Software Global Business Unit from May 2002 to February 2006 and Vice President of Storage Organization from August 2000 to May 2002. Prior to that, Ms. Denzel held executive positions at Legato Systems Inc. and IBM Corporation.

Ms. Denzel currently serves on the Board of Directors of Advanced Micro Devices, Inc. Previously, she served as a director of other public companies, including SUSE S.A. from May 2021 to September 2023, Telefonaktiebolaget LM Ericsson from March 2013 to March 2023, and Talend S.A. from 2017 to 2021. She currently serves on the non-profit board of the National Association of Corporate Directors.

She holds a Master of Business Administration degree from Santa Clara University and a B.S. degree in Computer Science from the State University of New York. In addition, she holds an NACD Directorship Certification (NACD.DC).

The Board believes Ms. Denzel's qualifications to sit on our Board of Directors include her leadership, governance, risk management and technical experience that she gained as an executive officer of technology companies and as a director of both public and private company boards.

Peter A. Feld.

Director
Managing Member, Portfolio Manager and Head of Research, Starboard Value LP
Age: 45



Director Since: 2018

Independent:
Yes

Committee Memberships:
- Compensation (Chair)
- Nominating and Governance

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- GCP Applied Technologies Inc. (Chair)
- Magellan Health, Inc.
- AECOM
- Marvell Technology Group Ltd.
- The Brink's Company
- Insperity, Inc.
- Green Dot Corporation

Peter A. Feld has served as a Managing Member, Portfolio Manager and Head of Research of Starboard Value LP (Starboard) since April 2011. Prior to founding Starboard in 2011, Mr. Feld was a Managing Director and Head of Research at Ramius LLC for funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius in February 2005, Mr. Feld was an analyst in the Technology Investment Banking group at Banc of America Securities LLC.

Mr. Feld previously served as a member of the boards of directors of Green Dot Corporation, a financial technology company, from March 2022 to October 2023; GCP Applied Technologies, Inc., a technology company, from June 2020 until it was acquired by Compagnie de Saint-Gobain S.A. in September 2022; Magellan Health, Inc., a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022; AECOM, a multinational infrastructure firm, from November 2019 to June 2020; Marvell Technology Group Ltd., a storage, networking and connectivity semiconductor solutions company, from May 2016 to June 2018; The Brink's Company, a global leader in security-related services, from January 2016 to November 2017; Insperity, Inc., an industry-leading HR services provider, from March 2015 to June 2017; Darden Restaurants, Inc., a full-service restaurant company, from October 2014 to September 2015; Tessera Technologies, Inc. (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014; and Integrated Device Technology, Inc., a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a B.A. degree in Economics from Tufts University.

The Board believes Mr. Feld's qualifications to sit on our Board of Directors include his broad experience as a director serving on other public company boards, significant financial expertise in the technology sector, and business acumen that includes advising multiple companies through various transformational experiences and business combinations.

Emily Heath

Director
Age: 50



Director Since: 2021

Independent:
Yes

Committee Memberships:
- Audit
- Technology and Cybersecurity (Chair)

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

Emily Heath has served as a General Partner of Cyberstarts, a venture capital firm, since February 2023. Previously, from August 2022, she served as a Board Advisor and Chief Product Marketing Officer for Cyberstarts. She served as Senior Vice President, Chief Trust and Security Officer at DocuSign, Inc. from October 2019 through March 2022. Prior to that, Ms. Heath served as Vice President, Chief Information Security Officer at United Airlines, Inc. from February 2017 through October 2019. Before joining United Airlines, Ms. Heath held numerous positions at AECOM, an infrastructure consulting firm, from 2013 through 2017, most recently as its Vice President, Chief Information Security Officer. Ms. Heath is a former Detective with the British Police where she led investigations into large scale investment frauds, identity theft and money laundering cases, working with London's Serious Fraud Office, the FBI and the SEC.

Ms. Heath currently serves on the Board of Directors of LogicGate, Inc., a private cloud-based governance, risk and compliance management company, Wiz, a private cloud security company, and Legit Security, a private company in the application security posture management space.

She went to school in the United Kingdom and is trained in multiple areas of investigations, risk and security.

The Board believes Ms. Heath's qualifications to sit on our Board of Directors include her depth of knowledge and experience regarding cybersecurity and broad international exposure in the innovation and technology sectors. She has held various senior leadership positions in public companies and has significant experience managing teams that oversee cybersecurity and data privacy issues.

Vincent Pilette

CEO & Director
Age: 52



Director Since: 2019

Independent:
No

Committee Memberships:
- None

Other Current Public Boards:
- None

Other Public Boards in the Last Five Years:
- None

In 2019, Mr. Pilette was appointed CEO of NortonLifeLock, renamed Gen in 2022 after the acquisition of Avast. As CEO, Mr. Pilette led the separation of the consumer assets of Symantec and their transformation into NortonLifelock, the global leader in consumer Cyber Safety. Mr. Pilette directed and implemented the strategy that led to the acquisition of Avast and the formation of Gen.

Prior to joining Gen in May 2019, Mr. Pilette served as Chief Financial Officer of Logitech International S.A. (Switzerland), a consumer electronics company listed on the Nasdaq Global Market and the SIX Swiss Exchange, from September 2013 to May 2019.

Mr. Pilette has substantial expertise at technology companies with over 20 years of senior operating and management experience in the Technology sector, including additional positions at Electronics For Imaging, and Hewlett-Packard in the U.S. and EMEA.

Mr. Pilette currently serves on the board of directors of SonicWall, a privately held software company in the cyber security space. Mr. Pilette holds an M.S. in engineering and business from Université Catholique de Louvain in Belgium and an M.B.A. from Kellogg School of Management at Northwestern University in Chicago.

The Board believes Mr. Pilette's qualifications to sit on our Board of Directors include his depth of knowledge and experience regarding Gen, its business and its strategic business combinations and ongoing transformation. He has also substantial expertise at technology companies and has held various executive officer and leadership positions within multiple public companies. Further, he has broad international exposure and innovation and technology experience, and his business acumen and knowledge are invaluable to our Board of Directors.

Sherrese M. Smith

Director
Global Managing Partner, Paul Hastings LLC
Age: 52



Director Since: 2021

Independent:
Yes

Committee Memberships:

- Nominating & Governance
- Technology and Cybersecurity

Other Current Public Boards:

- Cable One, Inc.

Other Public Boards in the Last Five Years:

- None

Sherrese Smith has served as a corporate partner at Paul Hastings LLP, a global law firm, since 2013, where she is a member of the firm's media, technology and telecommunications practice and currently serves as Global Managing Partner, where she helps direct the growth, management, and strategy of the firm. She previously served as Vice-Chair of the firm's data privacy and cybersecurity practice. Ms. Smith is known as one of the country's preeminent Data Privacy and Cybersecurity and Media and Technology attorneys. Ms. Smith regularly counsels companies on complex transactional and regulatory issues, including data privacy and cybersecurity and breach response issues across various jurisdictions (including the U.S., E.U, and Asia). Ms. Smith is also renowned for superior advisement on crisis issues and, as a result, is regularly sought after by corporate board members and the C-suite. Prior to joining Paul Hastings, Ms. Smith served as Chief Counsel to Chairman Julius Genachowski at the Federal Communications Commission from 2009 to 2013, before which she was Vice President and General Counsel of Washington Post Digital and served in various other leadership positions from 2002 to 2009.

Ms. Smith also currently serves as a member of the Board of Directors of Cable One, Inc., a broadband communications provider.

She is also Vice Chair of the Northwestern University's Law School board, a member of the University of Maryland's Journalism School board as well as America's Public Television Stations executive board. Ms. Smith holds a Bachelor of Arts degree from the University of South Carolina and a Juris Doctor from the Northwestern University Pritzker School of Law.

The Board believes Ms. Smith's qualifications to sit on our Board of Directors include her extensive management and leadership experience, broad exposure to cybersecurity matters, experience as a director serving on other public company boards, reputation for her business acumen, and her extensive experience advising on media, data privacy, and technology matters., and her extensive experience advising on media, data privacy, and technology matters.

Ondrej Vlček

Director
Age: 47



Director Since: 2022

Independent:
No

Other Current Public Boards:

- None.

Other Public Boards in the Last Five Years:

- None.

Ondrej Vlcek previously served as the President of Gen from September 2022 until June 2024. Prior to this, he served as the CEO of Avast from July 2019 until September 2022, having also served as President of Avast Consumer, the largest business within the company, and directed the development of Avast's artificial intelligence-based cloud security network. Mr. Vlcek was also a key member of the executive team that took the company public on the London Stock Exchange in May 2018.

Previously, he held the combined position of Executive Vice-President & General Manager, Consumer, and Chief Technology Officer at Avast from 2014 to 2018. In this role, he led Avast's transformation from a traditional PC antivirus vendor to the leading provider of a full portfolio of protection, privacy, and performance products for consumers.

Prior to that, Mr. Vlcek was chief developer, heading the team that developed one of the first ever antivirus programs for Windows. Mr. Vlcek holds an MS in Mathematics from Czech Technical University in Prague. He is a recognized industry speaker having delivered keynotes at several high-profile events including RSA, Web Summit, Black Hat and SXSW.

The Board believes Mr. Vlcek's qualifications include his extensive technical, business, and leadership experience in the technology industry and his depth of knowledge and experience regarding Avast products. He also has significant experience as a leader during strategic transformations in large company's lifecycles. The Board believes his extensive management experience, broad international exposure and emerging market experience and innovation and technology experience, including through his service as Chief Executive Officer of technology companies, make him a valuable member of our Board.

Board Diversity Matrix*

Total Number of Directors		10
Gender:	**Male**	**Female**
Number of directors based on gender identity	6	4
Number of directors who identify in any of the categories below:		
African American or Black	0	1
Asian	0	1
White	6	2
LGBTQ+	1	

* Based on our current Board composition as of July 15, 2024.

Director Compensation

Director Compensation Highlights

- Fees for committee service and service on the Board

- Emphasis on equity in the overall compensation mix

- Full-value equity grants with time-based vesting

- No performance-based equity awards or perquisites

- Robust stock ownership guideline

- Stockholder approved annual limit on non-employee director compensation

- Policies prohibiting hedging and pledging by our directors

The policy of the Board is that the compensation for independent directors should be a mix of cash and equity-based compensation. Independent directors may not receive consulting, advisory or other compensatory fees from Gen for their services. The Compensation and Leadership Development Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to director compensation.

Fiscal Year 2024 Director Compensation Changes

In June 2023, in accordance with the recommendation of the Compensation and Leadership Development Committee, and based on input from its compensation consultant, the Board amended and restated our non-employee director compensation policy for FY24 to increase the Nominating and Governance Committee Chair cash retainer from $10,000 to $12,500 and to increase the Nominating and Governance Committee cash retainer from $5,000 to $7,500 to better reflect market practice and to appropriately compensate our Nominating and Governance Committee members for their time, commitment and contributions to the Board.

Annual Fees: Pursuant to our amended and restated non-employee director compensation policy, non-employee directors were entitled to the following cash retainers for FY24.

2024 Annual Retainers:

All Non-Employee Directors	$ 50,000
Independent Chair	$100,000
Audit Committee Chair	$ 15,000
Compensation and Leadership Development Committee Chair	$ 15,000
Nominating and Governance Committee Chair	$ 12,500
Technology and Cybersecurity Committee Chair	$ 10,000
Audit Committee Membership	$ 15,000
Compensation and Leadership Development Committee Membership	$ 10,000
Nominating and Governance Committee Membership	$ 7,500
Technology and Cybersecurity Committee Membership	$ 5,000

Committee chairs are entitled to receive the committee membership retainer in addition to the committee chair retainer.

Such retainers are earned in equal portions quarterly on December 1st, March 1st, June 1st and September 1st, subject to the director's service through each such date. Directors who join Gen after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees.

Each non-employee director can also elect to receive his or her annual retainer fee in the form of restricted stock units (RSUs) covering whole shares in lieu of cash payments, which will be granted on the date of the Annual Meeting of Stockholders immediately following such election (or on the date of appointment for new non-employee directors who join the Board between annual meetings) and which will vest on the same dates as the cash retainers.

Annual Equity Awards. On the date of each annual meeting of stockholders, each non-employee director is entitled to receive an annual award of RSUs having a fair market value on the grant date equal to $260,000, which will vest 100% on the earlier of the first anniversary of the date of grant and the next annual meeting of stockholders, subject to the director's continued service through the vesting date. The amount of such grants will be prorated for directors who are appointed between annual meeting of stockholders.

Change in Control. In the event of a change in control, all unearned cash fees and unvested RSU awards granted to non- employee directors under the non-employee director compensation policy will accelerate in full.

Stock-Approved Limited on Non-Employee Directors Compensation. Our stockholder approved 2013 Plan also provides that the aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non-employee director of our Board of Directors with respect to any fiscal year, including awards granted under the 2013 Plan and cash fees paid by us to such non-employee director, will not exceed $900,000 in total value.

Director Stock Ownership Guidelines: The Compensation and Leadership Development Committee adopted the following stock ownership guidelines for our non-employee directors to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of company stock with a fair market value equal to ten times (10x) such director's total annual cash retainer;
- Shares owned outright (including shares held in "street name" and shares held in trust that are deemed to be beneficially owned by the non-employee director for Section 16 reporting purposes) count toward the holding minimum;

- In the event the annual retainer (or any portion thereof) is paid to a non-employee director in equity instead of cash, the value of such annual retainer for purposes of calculating the minimum holding requirement means the grant date fair value of the annual equity award (or applicable portion thereof), except unexercised stock options (whether vested or untested) will not count toward the holding minimum;

- New directors will have five years to reach the minimum holding level; and

- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

The stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" beginning on page 56 of this proxy statement. As of June 15, 2024, all our directors had either met their stock ownership requirement or had remaining time to do so.

Fiscal 2024 Director Compensation

The following table provides information for FY24 compensation for all of our non-employee directors in FY24:

	Fees Earned or Paid in Cash ($)[1][2][3][5]	Stock Awards ($)[4][5]	Total ($)
Susan P. Barsamian	57,502	259,997	317,499
Pavel Baudis	54,913	259,997	314,910
Eric K. Brandt	80,002	259,997	339,999
Frank E. Dangeard	171,248	259,997	431,245
Nora M. Denzel	80,002	259,997	339,999
Peter A. Feld	81,248	259,997	341,245
Emily Heath	55,002	259,997	314,999
Sherrese M. Smith	61,248	259,997	321,245

(1) The aggregate full grant date fair value for each directors' annual stock award and retainer fee elected to be paid in stock was calculated in accordance with FASB ASC Topic 718.

(2) Represents non-employee director annual retainer and committee fees earned and paid in quarterly installments on June 1, 2023, September 1, 2023, December 1, 2023, and March 1, 2024.

(3) In lieu of cash, non-employee directors may elect to receive their annual retainer fee of $50,000 in the form of RSUs. In FY24, Mr. Dangeard, Mr. Feld, and Ms. Smith each received 2,565 RSUs on September 12, 2023, with a per share fair value of $19.49, an aggregate grant date fair value of $49,992, and which vested in four equal installments on December 1, 2023, March 1, 2024, June 1, 2024 and September 1, 2024, respectively.

(4) Annual awards granted to each non-employee director for 13,340 RSUs on September 12, 2023, with a per share fair value of $19.49, an aggregate grant date fair value of $259,997, and vests 100% at the Annual Meeting.

(5) Retainer, committee, and annual fees unearned, unpaid, unvested and outstanding on March 29, 2024:

	Number of RSUs Outstanding and Unvested (#)
Susan P. Barsamian	13,340
Pavel Baudis	13,340
Eric K. Brandt	13.340
Frank E. Dangeard	14,623
Nora M. Denzel	13,340
Peter A. Feld	14,623
Emily Heath	13,340
Sherrese M. Smith	14,623

Certain Changes Beginning in Fiscal Year 2025

On June 13, 2024, Ondrej Vlcek transitioned from Gen and departed from his role as President of Gen but will continue to serve as a member of the Company's Board and provide consulting services to the Company to ensure an orderly transition, and he will be entitled to certain compensation, which is tied to his service on the Board or service as a consultant as described in more detail in the Compensation Discussion and Analysis below.

THE BOARD RECOMMENDS A VOTE *"FOR"* THE ELECTION OF EACH OF THE TEN NOMINATED DIRECTORS.

Proposal No. 2 — Ratification of Appointment of Independent Registered Public Accounting Firm

> **THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2**

The Audit Committee has appointed KPMG LLP (KPMG) as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for fiscal year 2025. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. If this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as our independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited our financial statements for FY24. Representatives of KPMG are expected to attend the Annual Meeting with the opportunity to make a statement and respond to appropriate questions from stockholders present at the Annual Meeting with respect to this proposal.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, KPMG. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for our audit. Our Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of our consolidated financial statements, KPMG provided various other services during fiscal years 2024 and 2023. Our Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Gen. The aggregate fees billed for fiscal years 2024 and 2023 for each of the following categories of services are as follows:

Fees Billed to Gen	FY24	FY23
Audit fees[1]	$5,168,954	$7,904,033
Audit related fees	$ —	$ —
Tax fees[2]	$ 22,006	$ 20,668
All other fees[3]	$ —	$ —
Total fees	$5,190,960	$7,924,701

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Exchange Act, and these categories include the following components:

(1) "Audit fees" include fees for audit services principally related to the year-end examination and the quarterly reviews of our consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with our acquisitions and divestitures and statutory audit fees.

(2) "Tax fees" include fees for tax compliance and advice.

(3) "All other fees" include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs supplemental internal audit services for Gen. Another accounting firm provides the majority of Gen's outside tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

Proposal No. 3 — Advisory Vote to Approve Executive Compensation

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

In accordance with Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to Gen Digital Inc.'s named executive officers, as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby approved."

As described more fully in the Compensation Discussion & Analysis section of this proxy statement, we believe our named executive officers are compensated in a manner consistent with our pay-for-performance philosophy and corporate governance best practices.

The vote to approve the compensation of our named executive officers is advisory and, therefore, not binding. Although the vote is non-binding, the Compensation and Leadership Development Committee and the Board value your opinion and will consider the outcome of the vote in establishing its compensation philosophy and making future compensation decisions. Our current policy is to hold such an advisory vote each year, and we expect to hold another such advisory vote at the 2025 Annual Meeting of Stockholders.

Proposal No. 4 — Approval of Amendment and Restatement of the 2013 Equity Incentive Plan

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 4

We are asking stockholders to approve the Gen Digital Inc. Equity Incentive Plan (the "Amended Plan"), which is an amendment and restatement of our 2013 Equity Incentive Plan (the "2013 Plan"). The 2013 Plan was amended and restated to, among other things, increase the number of shares available for issuance by 30,000,000 shares to help us to motivate and retain current qualified employees, non-employee directors, and other service providers, and attract and acquire future talent in a competitive marketplace so that we can deliver results and ultimately provide increased value to shareholders. The 2013 Plan was also amended and restated to provide for a number of compensation governance best practices and to make a number of other clarifying and conforming changes, including with respect to the powers and authorities of the plan administrator, as summarized below. If the Amended Plan is approved by our stockholders, it will become effective on the day immediately following the 2024 Annual Meeting (the "Restatement Date").

Background of Amendment and Restatement

On July 26, 2024, after considering the recommendation of the Compensation Committee, our Board of Directors unanimously approved the Amended Plan, subject to approval by our stockholders at the 2024 Annual Meeting. The Amended Plan will become effective on September 11, 2024 if it is approved by our stockholders (the "Effective Date").

The purpose of the Amended Plan is to provide equity-based incentives to attract, motivate and retain the most qualified personnel. The use of equity compensation has historically been a significant part of our overall compensation philosophy at Gen and is a practice that is standard for our peers. The Amended Plan serves as an important part of this practice and is a critical component of the overall compensation package that we offer to retain and motivate our employees. In addition, awards under the Amended Plan provide our employees, non-employee directors, and other service providers with an opportunity to acquire or increase their ownership stake in us, and we believe this aligns their interests with those of our stockholders, creating strong incentives for such persons to work hard for our future growth and success.

If Proposal No. 4 is not approved by our stockholders, the Amended Plan will not become effective and we believe our ability to attract, motivate and retain the talent we need to compete in our industry would be seriously and negatively impacted, which could affect our long-term success and shareholder return.

Reasons to Approve the Amended 2013 Plan

The Board recommends a vote in favor of the Amended Plan because the Board believes the Amended Plan is in the best interests of the Company and our stockholders for the following reasons:

- *Aligns Participant and Stockholder Interests.* Our equity-based compensation program, along with our stock ownership guidelines for our non-employee directors and executives, help align the interests of our employees, officers, directors, consultants, independent contractors and advisors with the interests of our stockholders by giving them a sense of ownership and long-term personal involvement in and accountability for the development and financial success of the Company. If the Amended Plan is not approved, the current share reserve will not be sufficient to support our equity compensation programs through the next annual award cycle, and therefore will not be able to continue to use equity to align the interests of such persons with the interests of our stockholders.

- *Attracts and Retains Talent in a Competitive Talent Landscape.* Equity-based compensation has been a critical component of total compensation at the Company for many years because this type of compensation enables the Company to effectively recruit and retain executive officers and other employees while encouraging them to act and think like owners of the Company. We operate in a competitive talent landscape and amongst an industry of technology companies where equity offerings are expected and commonplace. If the Amended Plan is not approved, we will not be able to continue to offer competitive compensation packages to motivate and retain our executives and best performers, or attract new talent, which will put the Company at a competitive disadvantage and may deter us from accomplishing our future goals and have a negative impact on shareholders and the Company overall.

- *Supports Our Pay-For-Performance Philosophy.* We award restricted stock units to a broad-based group of our employees and non-employee directors.In addition, a significant portion of total compensation for our executive officers is equity-based incentive compensation that is tied to the appreciation of our stock price or the achievement of financial performance targets. Our performance-based equity awards require achievement of key financial and strategic objectives that drive stock price performance, which creates a strong link between realized pay and Company performance and helps reinforce desired business results and motivates executives to make decisions to produce those results. If the Amended Plan is not approved, we will not be able to use equity to continue to support our pay-for-performance philosophy.

- *We Manage Our Use of Equity Incentive Awards Carefully and Maintain a Reasonable Burn Rate and Consider Dilution*. Our Board carefully monitors our total dilution, burn rate and equity expense to ensure that we maximize stockholder value and exercise prudence by granting only such number of equity awards as we deem necessary to attract, reward and retain our employees. Our three-year gross average burn rate of 1.30% (three-year net average burn rate of 1.06%) is considerably lower than the 1.99% burn rate benchmark used by Institutional Shareholder Services ("ISS") to assess companies in our industry. In addition, we continue our practice of annual share repurchases. During FY24, we repurchased approximately 21M shares at an aggregate purchase price of $441M. In FY23, we repurchased approximately 40M shares at an aggregate purchase price of $904M. This practice significantly reduces the dilutive effect of our equity awards. Absent unforeseen events, we expect the share request of 30,000,000 shares (~5% of common stock outstanding as of June 28, 2024) to last approximately 4 years.

- *Protects Stockholder Interests and Embraces Sound Stock-Based Compensation Practices.* As described in more detail below under the heading "The Amended Plan Reflects Governance Best Practices," the Amended Plan includes features that are consistent with the interests of our stockholders and sound corporate governance practices.

Summary of Changes to the Amended 2013 Plan

If approved, the Amended Plan would make, among other things, the following changes to the 2013 Plan:

- *Rename the Plan.* The 2013 Plan was renamed from the "NortonLifeLock Inc. 2013 Equity Incentive Plan" to the "Gen Digital Equity Incentive Plan."

- *Increase in Share Reserve.* Subject to capitalization adjustments, as of the Restatement Date, a total of 33,709,378 shares will be authorized for awards granted under the Amended Plan (which amount includes 30,000,000 new shares).

- *Clarify that Certain Tendered Shares Will Not Be Recycled.* Clarifies that previously issued shares tendered by a participant to pay the exercise or purchase price of an award or to satisfy any tax withholding obligations in connection with an award may not again be made available for future grants under the Amended Plan.

- *Clarify the Scope of Committee Authority.* Clarifies that the plan administrator will have the authority to, among other things, (i) determine the form and terms and conditions of awards, not inconsistent with the terms of the Amended Plan, (ii) determine fair market value in good faith, (iii) to the extent permitted by applicable law, accelerate the vesting, exercisability and payment of awards, extend the exercisability and settlement of awards, and grant waivers of plan or award conditions, (iv) determine the performance factors applicable to any award (including any adjustment(s) thereto that will be applied in determining the achievement of such performance factors) on or prior to any time when the achievement of the performance factors associated with the applicable performance period remains substantially uncertain and (v) adjust, reduce or waive any criteria with respect to performance factors.

- *Specifically Address Equity Award Vesting Upon a Corporate Transaction.* Specifically provides that in the event of a corporate transaction, and unless expressly provided otherwise in an award agreement, if the successor corporation does not assume, replace, or substitute for outstanding awards granted under the Amended Plan, all such awards will fully vest upon closing of the corporate transaction, with any performance-based awards vesting at target.

- *Expand Performance Factors.* Expands the list of potential performance criteria to also include additional performance goals measures including: direct customer count, stock performance, return on investment, return on capital, share repurchases, cash, cash dividends, cash equivalents, employee productivity, annual recurring revenue, product, service and brand recognition/acceptance, customer satisfaction, expense targets, cost control measures, balance sheet metrics, investments, financings, strategic transactions, environmental, social and governance goals, human capital goals, individual performance objectives that relate to achievement of the Company's or any business unit's strategic plan, succession planning, integration, peer reviews or other subjective or objective criteria, and any derivations of the performance factors set forth in the Amended Plan.

- *Include Cause Definition.* Include a definition of "Cause" to be consistent with the definition of "Cause" in the Company's Executive Severance Plan.

- *Provide for Fulsome Minimum Vesting Provisions.* Subject to certain limited exceptions, all awards granted under the Amended Plan after the 2024 Annual Meeting must be subject to a minimum one-year vesting period following grant, with no portion of any award vesting prior to the end of such one-year vesting period, subject to certain exceptions.

- *Provide for Additional Requirements on Transferability of Awards.* Clarify that in no event may any award be transferred for consideration to a third-party financial institution.

- *Include Express Prohibition on Loans.* No participant will be permitted to execute a promissory note as partial or full consideration for the purchase of shares under the Amended Plan.

- *Reduce the Maximum Term of Stock Options and Stock Appreciation Rights ("SARs").* The term of a stock option or SAR granted under the Amended Plan may be no more than seven (7) years form the date of grant.

- *Clarify Methodology for Determining Fair Market Value of Share Withheld or Delivered.* Clarifies that the fair market value of shares to be withheld or delivered in respect of an award will be determined based on such methodology that the Company deems to be reasonable and in accordance with applicable law.

- *Clarify Dividend or Dividend Equivalents Will Not be Paid with respect Unvested Awards.* Clarifies that dividends or dividend equivalents will not be paid with respect to unvested awards.

- *Harmonize the Company's Compensation Recoupment Policy.* The recoupment provisions of the Amended Plan have been harmonized with the Company's Compensation Recoupment Policy, which was adopted by the Board in October 2023.

The Amended 2013 Plan Reflects Governance Best Practices

The Amended Plan is designed to promote compensation governance best practices and play an important part of our pay-for-performance philosophy:

- *No "Evergreen" Provision.* The Amended Plan has a fixed number of shares available for issuance. It is not an "evergreen" plan.

- *No Recycling or Liberal Share Counting.* No recycling of shares or "liberal share counting" practices are permitted under the Amended Plan. Shares tendered to us or retained by us in the exercise or settlement of an award or for tax withholding, or shares that are repurchased on the open market with the proceeds of a stock option exercise price will not become available again for issuance under the Amended Plan. In addition, the gross shares subject to a SAR award and not the net number of shares actually issued upon exercise of such SAR counts against the Amended Plan reserve.

- *No Discounted Stock Options or SARs.* Stock options and SARs must be granted with an exercise price that is not less than 100% of the fair market value on the date of grant.

- *One Year Minimum Vesting on Awards.* Subject to certain limited exceptions, each award granted under the Amended Plan after the 2024 Annual Meeting is subject to a minimum service vesting requirement of one year from the date of grant of such award.

- *Repricing Prohibited.* Repricing or certain other exchanges of stock options and SARs for new Amended Plan awards or cash is prohibited unless stockholder approval is first obtained.

- *Non-Employee Director Compensation Limit.* The aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non-employee director of our Board of Directors with respect to any fiscal year, including awards granted under the Amended Plan and cash fees paid by us to such non-employee director, will not exceed $900,000 in total value.

- *Double Trigger Change-in-Control and Defined Equity Award Vesting upon a Corporate Transaction.* We have a defined Change-in-Control policy and awards do not automatically accelerate upon a corporate transaction unless the acquiring company does not assume, replace or substitute the awards, with performance-based equity awards vesting at target (or at such other level(s) provided in an award agreement).

- *Prohibition on Payment of Dividends and Dividend Equivalents on Unvested Awards.* Prohibits the payment or settlement of dividends or dividend equivalents with respect to any award until the underlying award vests.

- *No Tax Gross-ups.* The Amended Plan does not provide for any tax gross-ups.

- *No Transferability.* Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the plan administrator, and in no event may any award be transferred for consideration to a third-party financial institution.

Other Equity Compensation Governance Best Practices

In addition to the foregoing features of the Amended Plan, we also engage in a number of other equity compensation best practices.

- *Robust Ownership Guidelines*. We maintain robust ownership guidelines for our Executives. Please see "Key Compensation and Governance Policies – Stock Ownership Guidelines."

- *Multi-Year Vesting Period for CEO Grants.* Grants to our CEO have multi-year performance and vesting periods.

- *CEO's Proportion of Performance-based Grants.* The majority of our CEO's target equity award opportunity is performance-based.

- *CEO Holding Requirement*. Our ownership guidelines also provide that, during the one-year period following the exercise of any option or option-like award granted to the CEO, the CEO must retain 100% of the net shares acquired from the Company pursuant to such exercise (i.e., shares remaining after deducting shares used to cover any exercise price and any applicable tax liability).

- *Clawback of Awards*. Awards granted under the Amended Plan are subject to the Company's compensation recoupment policy and/or any recoupment requirements imposed under applicable law or listing standards. In addition to requiring the recovery of compensation from current and former executive officers in the event of a restatement, our Compensation Recoupment Policy also allows our Compensation and Leadership Development Committee to recover both time and performance-based cash and equity compensation from current and former executive officers in the event of a material violation of the Company's Code of Conduct, Financial Code of Ethics or other Gen policy or awareness of or willful blindness to such misconduct.

Plan History

The 2013 Plan was originally adopted by the Board in July 2013, and it was approved by our stockholders in October 2013. Since the 2013 Plan became effective, it has been amended several times to, among other things, increase the number of shares and add certain features, which we believe promote compensation governance best practices. The plan was most recently amended by the Board in July 2024 to, among other things, increase the number of shares available for issuance by 30,000,000 shares, provide for a number of compensation governance best practices and make a number of other clarifying and conforming changes, including with respect to the powers and authorities of the plan administrator.

The following table summarizes certain information regarding our equity incentive program, which includes our 2013 Plan and awards granted under other plans (other than our 2008 Employee Stock Purchase Plan). Our only active equity plans with available shares for future issuance are our 2013 Plan and our 2008 Employee Stock Purchase Plan, as well as the Avast plc 2018 Long Term Incentive Plan assumed in connection with the Avast Merger. As of June 28, 2024, the market price of each share underlying our stock awards was $24.98 per share, which is equal to the closing price of our common stock on such date.

	As of June 28, 2024	
	2013 Plan	Avast Plan
Total number of shares of common stock subject to outstanding full value awards (including PRUs and RSUs)[1]	11,516,805	3,064,595
Total number of shares of common stock subject to outstanding stock options under all plans	95,561	—
Weighted-average exercise price of outstanding stock options	$6.48	—
Weighted-average remaining term of outstanding stock options	2.59 years	—
Total number of shares of common stock available for future grant	1,286,155	2,423,223
Total Number of Common Shares Outstanding	615,203,835	

[1] Includes unvested PRUs at the target grant level.

Dilution, Burn Rate, and Equity Overhang

The Compensation Committee regularly reviews our burn rate and equity overhang activity to thoughtfully manage our long-term stockholder dilution. The following table provides detailed information regarding our burn rate and equity overhang activity for the last three fiscal years, which, in the interest of transparency, includes the impact of share repurchases that we made during such years.

	Fiscal 2024 (%)	Fiscal 2023 (%)	Fiscal 2022 (%)
Gross Burn Rate[1]	1.29	1.46	1.16
Net Burn Rate[2]	1.07	1.22	.90
Equity Overhang[3]	3.51	4.47	4.00

(1) Gross burn rate = total number of shares granted under all of our equity incentive plans (other than our 2008 Employee Stock Purchase Plan) during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

(2) Net burn rate = total number of shares granted under all of our equity incentive plans (other than our 2008 Employee Stock Purchase Plan) during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

(3) Overhang = total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans (other than our 2008 Employee Stock Purchase Plan) at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

The table below shows the number of options and full value awards granted in each of the last three years as well as the number of performance-based awards that were earned each year. On June 13, 2024, Ondrej Vlcek transitioned from Gen and departed from his role as President and forfeited 90,799 RSUs and 725,695 PSUs. For more information see "—Vlcek Departure."

Fiscal Year	Stock Option Awards Granted	Time-Based Stock Options Granted	Performance-Based Stock Options Granted[1]	Performance-based Stock Options Earned	Total Full-Value Awards Granted	Time-Based RSUs Granted	PRUs Granted[1]
2025[2]	0	0	0	0	5,854,586	4,586,212	1,268,374
2024	0	0	0	0	7,238,384	5,665,146	1,573,238
2023	0	0	0	0	8,881,006	6,958,958	1,922,048
2022	0	0	0	0	6,730,293	4,149,490	2,580,803

(1) Amounts are reflected at target and reflect certain subsequent adjustments made to reduce the number of shares subject to the award.

(2) FY25 share data represents YTD grant history with fiscal year ending on March 28, 2025.

Summary of our 2013 Equity Incentive Plan, as Amended and Restated

The following is a summary of the principal provisions of the 2013 Plan, as proposed to be amended and restated. This summary does not purport to be a complete description of all of the provisions of the Amended Plan. It is qualified in its entirety by reference to the full text of the Amended Plan, which is set forth in Annex B to this proxy statement.

Administration. The Compensation Committee administers the Amended Plan (except when the Board decides to directly administer the Amended Plan). The administrator of the Amended Plan is referred to as the "plan administrator."

The plan administrator will have the authority to: (i) construe and interpret the Amended Plan, any sub-plan, award agreement and any other agreement or document executed pursuant to the Amended Plan; (ii) prescribe, amend and rescind rules and regulations relating to the Amended Plan or any award; (iii) select eligible individuals to receive awards; (iv) determine the form and terms and conditions, not inconsistent with the terms of the Amended Plan, of any award granted under the Amended Plan, including, but not limited to, the exercise price, the time or times when awards may vest or be exercised (which may be based on performance factors), and any vesting acceleration or waiver of forfeiture restrictions; (v) grant awards and determine the number of shares or other consideration subject to awards; (vi) determine the fair market value in good faith, if necessary; (vii) determine whether awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other awards under the Amended Plan or any other incentive or compensation plan of the Company or any parent, subsidiary or affiliate of the Company; (viii) grant waivers of Amended Plan or award conditions; (ix) to the extent permitted by applicable law, accelerate the vesting, exercisability and payment of awards, extend the exercisability and settlement of awards, and grant waivers of plan or award conditions; (x) correct any defect, supply any omission or reconcile any inconsistency in the Amended Plan, any award or any award agreement; (xi) amend any award agreements executed in connection with the Amended Plan; (xii) determine whether the performance goals under any performance-based award have been met and whether a performance-based award has been earned; (xiii) adjust, reduce or waive any criteria with respect to performance factors; (xiv) determine whether, to what extent an award may be canceled, forfeited, or surrendered; (xv) adopt terms and conditions, rules and/or procedures (including the adoption of any subplan under Amended Plan) relating to the operation and administration of the Amended Plan to accommodate requirements of local law and procedures outside of the United States; (xvi) make all other determinations necessary or advisable for the administration of the Amended Plan, any sub-plan or award agreement; and (xvii) delegate any of the foregoing as permitted by applicable law to one or more executive officers pursuant to a specific delegation, except with respect to insiders.

Eligibility. Employees (including officers), consultants, independent contractors, advisors and members of the Board (including non-employee directors) are eligible to participate in the Amended Plan. As of June 28, 2024, there were approximately 3,500 employees, including three executive officers, approximately 200 consultants, independent contractors and advisors, and eight non-employee directors that were eligible to receive awards under the Amended Plan. We have not in the past and we do not anticipate in the future making grants to consultants, independent contractors and advisors.

Since our executive officers and non-employee directors may participate in the Amended Plan, each of our executive officers, non-employee directors and director nominees has an interest in Proposal No. 4.

Types of Awards. Awards that may be granted are stock options (both nonstatutory stock options and incentive stock options (which may only be granted to employees)), restricted stock awards, RSUs (including PRUs) and SARs (each individually, an award).

Shares Reserved for Issuance. The total number of shares reserved under the Amended Plan since the 2013 Plan's adoption is 43,701,672 shares, with 1,286,155 shares available for future issuance as of June 28, 2024).

Shares Returned to the Plan. Shares that are subject to issuance upon exercise of a stock option but cease to be subject to such stock option for any reason (other than exercise of such stock option), shares that are subject to an award that is granted but is subsequently forfeited or repurchased by Gen at the original issue price and shares that are subject to an award that terminates without shares being issued will again be available for grant and issuance under the Amended Plan.

Shares Not Returned to the Plan. Shares that are withheld to pay the exercise or purchase price of an award or to satisfy any tax withholding obligations in connection with an award, previously issued shares tendered by the participant to pay the exercise or purchase price of an award or to satisfy any tax withholding obligations in connection with an award, shares that are not issued or delivered as a result of the net settlement of an outstanding stock option or SAR and shares that are repurchased on the open market with the proceeds of a stock option exercise price will not be available again for grant and issuance under the Amended Plan.

Reduction of Shares. For purposes of determining the number of shares available for grant under the Amended Plan, any equity award (i.e., a stock option, SAR, award of restricted stock or RSUs) will reduce the number of shares available for issuance by one share.

Per-Share Exercise Price. The per-share exercise price of stock options and SARs granted under the Amended Plan must equal at least the fair market value of a share of our common stock on the grant date of the stock option or SAR.

No Repricing. The exercise price of a stock option or SAR may not be reduced (repriced) and no stock option or SAR may be cancelled in exchange for an award with a lower exercise price or cash without first obtaining stockholder approval (other than in connection with certain corporate transactions, including stock splits, stock dividends, mergers, spin-offs and certain other similar transactions).

Recoupment (Clawback) Policy; Insider Trading Policy. Under the Amended Plan, each participant must comply with applicable law, the Company's Code of Conduct, Financial Code of Ethics, and the Company's corporate policies, as applicable, including without limitation the Company's Compensation Recoupment Policy. Notwithstanding anything to the contrary, (i) compliance with applicable law, the Company's Code of Conduct, Financial Code of Ethics, and the Company's corporate policies, as applicable, will be a pre-condition to earning, or vesting in, any award under the Amended Plan and (ii) any awards under the Amended Plan which are subject to the Company's Compensation Recoupment Policy will not be earned or vested, even if already granted, paid or settled, until the Company's Compensation Recoupment Policy ceases to apply to such awards and any other vesting conditions applicable to such awards are satisfied. In addition to requiring the recovery of compensation from current and former executive officers in the event of a restatement, our Compensation Recoupment Policy also allows our Compensation and Leadership Development Committee to recover performance-based cash and equity compensation from current and former executive officers in the event of a material violation of the Company's Code of Conduct, Financial Code of Ethics or other Gen policy or awareness of or willful blindness to such misconduct. This policy operates in addition to any compensation recoupment provided for under the Company's Executive Annual Incentive Plans or other equity arrangements. Awards under the Amended Plan are also subject to compliance with the Company's insider trading policy.

Number of Shares Per Calendar Year. No person will be eligible to receive more than 2,000,000 shares in any calendar year pursuant to the grant of awards under the Amended Plan, except that new employees are eligible to receive up to a maximum of 3,000,000 shares in the calendar year in which they commence employment with us.

Non-Employee Director Compensation Limit. Under the Amended Plan, non-employee directors may be granted stock options and other equity awards either on a discretionary basis or pursuant to a policy adopted by the Board. Additionally, the aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non-employee director of our Board of Directors with respect to any fiscal year, including awards granted under the Amended Plan and cash fees paid by us to such non-employee director, will not exceed $900,000 in total value.

Beginning with the 2023 fiscal year pursuant to a policy adopted by the Board, on the date of the annual meeting occurring during each fiscal year, each non-employee director of the Board will receive an annual award of restricted stock units having a fair market value on the grant date equal to $260,000, which will vest 100% on the earlier of the first anniversary of the date of grant and the next annual meeting, subject to the director's continued service through the vesting date. The amount of such grants will be prorated for directors who are appointed between annual meetings.

In addition, each non-employee director may elect to receive such director's annual retainer fee in the form of restricted stock units in lieu of cash, which will be granted on the date of the annual meeting immediately following such election (or on the date of appointment for new non-employee directors who join the Board between annual meetings) and which will vest in equal portions quarterly on the same dates as the cash retainer.

Vesting and Exercisability. Awards become vested and exercisable, as applicable, within such periods, or upon such events, as determined by the administrator and as set forth in the related award agreement. Vesting may be based on the passage of time in connection with services performed for us or upon achievement of performance goals or other criteria, which may include the performance goals that are set forth in the Amended Plan. The maximum term of each stock option and SAR is seven years from the date of grant. As a matter of practice, stock options have generally been subject to a four-year vesting period with a one-year period before any vesting occurs and are currently granted with a maximum term of seven years from the date of grant. Stock options cease vesting on the date of termination of service or the death or disability of the employee, and generally expire three months after the termination of the employee's service to Gen or up to 12 months following the date of death or disability. However, if an employee is terminated for cause, the stock option expires upon termination. SARs become exercisable as they vest and are settled in cash or shares, as determined by the administrator, having a value at the time of exercise equal to (1) the number of shares deemed exercised, times (2) the amount by which Gen's stock price on the date of exercise exceeds the exercise price of SARs. RSUs are settled in cash or shares, depending on the terms upon which they are granted, and only to the extent that they are vested. Shares subject to a restricted stock award that are unvested remain subject to our right of repurchase.

Performance Factors. The plan administrator will, in its sole discretion, determine the performance factors applicable to any award (including any adjustment(s) that will be applied in determining the achievement of such performance factors) on or prior to any time when the achievement of the performance factors associated with the applicable performance period remains substantially uncertain (referred to as the "Determination Date"). The plan administrator will determine and certify in writing the extent to which such performance factors have been timely achieved and the extent to which the shares subject to such award have thereby been earned (which may be by approval of the minutes in which the certification was made).

Performance factors may include any of the factors selected by the plan administrator and specified in an award agreement, from among the following objective measures: (1) profit; (2) billing; (3) revenue; (4) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (5) income; (6) operating margin; (7) gross margin; (8) operating expenses or operating expenses as a percentage of revenue; (9) earnings per share, adjusted for any stock split, stock dividend or other recapitalization; (10) stockholder return; (11) market share; (12) direct customer count; (13) return on assets or net assets programs; (14) the Company's stock price or stock price performance, as adjusted for any stock split, stock dividend or other recapitalization; (15) growth in stockholder value relative to a pre-determined index; (16) return on equity; (17) return on investment; (18) return on capital; (19) share repurchases; (20) cash dividends; (21) cash flow; (22) cash conversion cycle; (23) cash; (24) cash equivalents; (25) economic value added; (26) individual confidential business objectives; (27) contract awards or backlog; (28) overhead or other expense reduction; (29) credit rating; (30) strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company's or any business unit's strategic plan, succession planning, integration, peer reviews or other subjective or objective criteria); (31) succession plan development and implementation; (32) improvement in workforce diversity; (33) customer indicators; (34) new product releases, invention or innovation; (35) attainment of research and development milestones; (36) improvements in productivity; (37) employee productivity and satisfaction metrics; (38) bookings; (39) annual recurring revenue; (40) product, service and brand recognition/acceptance; (41) customer satisfaction; (42) expense targets; (43) cost control measures; (44) balance sheet metrics; (45) investments; (46) financings; (47) attainment of objective operating goals and employee metrics; (48) strategic transactions, including but not limited to, acquisitions, divestitures and spin-offs; (49) environmental, social and governance goals; (50) human capital goals (including, but not limited to, diversity, equity and inclusion, retention and talent development goals); (51) any derivations of the foregoing (e.g., income shall include pre-tax income, net income, operating income, etc.); and (52) any other metric that is capable of measurement as determined by the plan administrator.

Performance factors may be measured on such basis as the plan administrator determines, including but not limited to, individually, alternatively or in any combination, applied to the Company as a whole or any business unit or subsidiary, either individually, alternatively, or in any combination, and measured, to the extent applicable, annually or cumulatively over a period of years (or a period shorter than a year, if required in the context of the award), on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, or to the extent applicable, on a per-share basis. In addition, as determined by the plan administrator, financial performance factors may be based on GAAP or non-GAAP results and may provide for the adjustment of any applicable performance measure or performance results to reflect any unforeseeable, nonrecurring or infrequently occurring events, as the plan administrator determines to be appropriate in its sole discretion.

Minimum Vesting. All awards granted under the Amended Plan after the 2024 Annual Meeting must be subject to a minimum one-year vesting period following grant, with no portion of any award vesting prior to the end of such one-year vesting period. Notwithstanding the foregoing, up to 5% of the shares available for future distribution under the Amended Plan following the 2024 Annual Meeting may be granted pursuant to awards without such minimum vesting requirement and such minimum vesting requirement will not prevent the acceleration of vesting in connection with a corporate transaction or termination of employment or services pursuant to the terms of the Amended Plan or under other policies or contracts. In addition, any awards assumed or substituted in connection with an acquisition and awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of stockholders (which is at least 50 weeks after the immediately preceding year's annual meeting of stockholders) will not be subject to this minimum vesting requirement.

Method of Exercise. The exercise price of stock options and the purchase price, if any, of other stock awards may be paid by cash, check, wire transfer or, where expressly approved by the administrator and permitted by applicable law, cancellation of indebtedness of Gen to the participant, surrender of shares held by the participant that have a fair market value on the date of surrender equal to the aggregate exercise price of the exercised or settled shares, cashless "net exercise" arrangement, waiver of compensation due or accrued to the participant for services rendered, broker assisted same-day sales (solely with respect to the exercise of a stock option) or other methods permitted by the Amended Plan, the administrator and applicable law. No participant will be permitted to execute a promissory note as partial or full consideration for the purchase of shares.

No Dividends Paid on Unvested Awards. No participant will be entitled to any dividends and other distributions in respect of unvested awards. Notwithstanding the foregoing, at the plan administrator's discretion, a participant may be credited with dividends and other distributions in the case of any unvested award or unvested portion thereof (including but not limited to unvested shares of restricted stock), which may take the form of dividend equivalents or otherwise, provided that such dividends and other distributions will be paid or distributed to the participant only if, when and to the extent such award vests. The value of dividends and other distributions payable or distributable with respect to any unvested award or unvested portion thereof that does not vest will be forfeited. Dividend equivalents or otherwise may not be credited with respect to options and SARs unless such dividend equivalents comply with applicable law, including but not limited to Section 409A of the Code.

Transferability. Unless determined otherwise by the plan administrator or its delegate(s) or pursuant to the Amended Plan, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by (i) a will or (ii) by the laws of descent or distribution. If the plan administrator makes an award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or domestic relations order to a permitted transferee, such award may contain such additional terms and conditions as the plan administrator or its delegate(s) deems appropriate; provided, however, that in no event may any award be transferred for consideration to a third-party financial institution.

All awards will be exercisable: during the participant's lifetime only by the participant or the participant's guardian or legal representative, after the Participant's death by the legal representative of the participant's heirs or legatees; and in the case of all awards except incentive stock options, by a permitted transferee (for awards made transferable by the Committee) or such person's guardian or legal representative.

Adjustment of Shares. In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of Gen without consideration or if there is a change in the corporate structure of Gen, then (a) the number of shares reserved for issuance and future grant under the Amended Plan, (b) the limits on the number of shares that may be issued to participants in a calendar year, (c) the exercise price and number of shares subject to outstanding stock options and SARs, (d) the maximum number of shares that may be issued as incentive stock options, (e) the maximum number of shares that may be issued to non-employee directors in a fiscal year and (f) the purchase price and number of shares subject to other outstanding awards, including restricted stock awards, will be proportionately adjusted, subject to any required action by the Board or our stockholders and subject to compliance with applicable securities laws. In the event of an extraordinary cash dividend, the plan administrator, in its sole discretion, may, in lieu of the any of the methods of adjustments set forth above, determine that: (a) participants holding outstanding RSUs will be entitled to receive a cash payment, with respect to each share subject to such awards, in an amount equal to the per-share extraordinary cash dividend amount, provided, however, that unless determined otherwise by the plan administrator, any cash payment or new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) that the participant has the right to receive with respect to the participant's unvested RSUs will be issued subject to (i) the same vesting requirements applicable to the participant's unvested RSUs and (ii) may be issued subject to such escrow arrangements as the plan administrator may deem appropriate, as set forth in the Amended Plan, and/or (b) the exercise price of outstanding stock options and SARs may be reduced by an amount equal to the per-share extraordinary cash dividend amount, provided, however, that, subject to applicable law, including but not limited to Section 409A of the Code, the plan administrator may, in its sole discretion, determine that a cash payment shall be made to a participant holding a stock option or SAR partially or entirely in lieu of such a reduction in exercise price on a per-share cent-for-cent basis.

Stock Withholding. When, under applicable tax laws, a participant incurs tax liability in connection with the grant, exercise or vesting of any award that is subject to tax withholding and the participant is obligated to pay the Company the amount required to be withheld, the plan administrator may allow the participant to satisfy the withholding tax obligation by electing to have the Company withhold from the shares to be issued that number of shares having a fair market value equal to the amount required to be withheld. All elections by a participant to have shares withheld for this purpose will be made in writing in a form and during a period acceptable to the plan administrator. The fair market value of the shares to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with applicable law.

Corporate Transaction. Except as set forth in an award agreement, in the event of (a) a dissolution or liquidation of the Company, (b) the consummation of a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the awards granted under the Amended Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all participants), (c) the consummation of a merger in which the Company is the surviving corporation but after which the stockholders of the Company (other than any stockholder which merges (or which owns or controls another corporation which merges) with the Company in such merger) cease to own their shares or other equity interests in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the consummation of any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company from or by the stockholders of the Company), if the successor corporation (if any) fails to assume, replace or substitute awards pursuant to a transaction described above, upon the consummation of such corporate transaction (i) all such awards shall accelerate and be fully vested (or shall vest at such other level(s) as provided in an award agreement) with any performance-based awards vesting at target (or at such other level(s) as provided in an award agreement) and (ii) all such stock options or SARs shall be exercisable for a period of time as set forth in the award agreement. Notwithstanding the foregoing, a transaction described in (a) through (e) above must also qualify as a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of a corporation's assets, as the case may be, within the meaning of Code Section 409A and the regulations thereunder.

Amendment or Termination of 2013 Plan. The Amended Plan, as amended, does not have a term. However, the Board may at any time amend or terminate the Amended Plan in any respect; provided, that the Board may not, without the approval of the stockholders of Gen, amend the Amended Plan to increase the number of shares that may be issued under the Amended Plan, change the designation of employees or class of employees eligible for participation in the Amended Plan, reduce (reprice) the exercise price of a stock option or SAR or cancel any stock option or SAR in exchange for an award with a lower exercise price or cash (other than in connection with certain corporate transactions, including stock splits, stock dividends, mergers, spin-offs and certain other similar transactions), or materially modify a provision of the Amended Plan if the modification requires stockholder approval under Nasdaq rules.

Summary of Federal Income Tax Consequences of Awards Granted under the 2013 Equity Incentive Plan, as Amended and Restated

The following is a general summary as of the date of this proxy statement of the U.S. federal income tax consequences to Gen and participants in the Amended Plan with respect to awards granted under the Amended Plan. U.S. federal tax laws may change and U.S. federal, state and local tax consequences for any participant will depend upon his or her individual circumstances.

Tax Treatment of the Participant

Incentive Stock Options. An optionee will recognize no income upon the grant of an incentive stock option (ISO) and will incur no tax upon exercise of an ISO unless for the year of exercise the optionee is subject to the alternative minimum tax (AMT). If the optionee holds the shares purchased upon exercise of the ISO (the ISO Shares) for more than one year after the date the ISO was exercised and for more than two years after the ISO's grant date (the required holding period), then the optionee generally will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares. This gain or loss will equal the difference between the amount realized upon such disposition and the amount paid for the ISO Shares upon the exercise of the ISO.

If the optionee disposes of ISO Shares prior to the expiration of the required holding period (a disqualifying disposition), then gain realized upon such disposition, up to the difference between the stock option exercise price and the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such ISO Shares), will be treated as ordinary income. Any additional gain will be capital gain, and treated as long-term capital gain or short-term capital gain depending upon the amount of time the ISO Shares were held by the optionee.

Alternative Minimum Tax. The difference between the exercise price and fair market value of the ISO Shares on the date of exercise is an adjustment to income for purposes of the AMT. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount. If a disqualifying disposition of the ISO

Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

Nonstatutory Stock Options. An optionee will not recognize any taxable income at the time a NSO is granted. However, upon exercise of a NSO, the optionee must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the optionee's exercise price. The included amount must be treated as ordinary income by the optionee and will be subject to income tax withholding by Gen if the optionee is an employee. Upon resale of the shares by the optionee, any subsequent appreciation or depreciation in the value of the shares will be treated as long-term or short-term capital gain or loss depending upon the amount of time the NSO shares were held by the optionee.

Restricted Stock Units. In general, no taxable income is realized upon the grant of a RSU award (including awards of PRUs). The participant will generally include in ordinary income, which will be subject to income tax withholding by Gen if the participant is an employee, the fair market value of the shares of stock that are delivered to the participant upon settlement, which generally occurs at the time the RSUs vest.

Restricted Stock. A participant receiving restricted shares for services recognizes taxable income when the shares become vested. Upon vesting, the participant will include in ordinary income an amount, which will be subject to income tax withholding by Gen if the participant is an employee, equal to the difference between the fair market value of the shares at the time they become substantially vested and any amount paid for the shares. Upon resale of the shares by the participant, subsequent appreciation or depreciation in the value of the shares is treated as long-term or short-term capital gain or loss depending on the amount of time the shares were held by the participant.

If the participant makes an election under Section 83(b) of the Code, the participant will include in income as ordinary income the fair market value of the shares of stock on the date of receipt of the award, less any purchase price paid for such shares. The income will be subject to withholding by Gen (either by payment in cash or withholding out of the participant's award). If the award is subsequently forfeited, the participant will not receive any deduction for the amount treated as ordinary income.

Stock Appreciation Rights. A grant of a SAR has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the value of the shares or other consideration received is generally taxable to the recipient as ordinary income, which will be subject to income tax withholding by Gen if the recipient is an employee.

Tax Treatment of Gen

Subject to any withholding requirement, the standard of reasonableness, and (if applicable) Section 162(m), Gen generally will be entitled to a deduction to the extent any participant recognizes ordinary income from an award granted under the Amended Plan.

ERISA Information

The Amended Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Accounting Treatment

Gen will recognize compensation expense in connection with awards granted under the Amended Plan as required under applicable accounting standards. Gen currently recognizes compensation expense associated with equity awards over an award's requisite service period and establishes fair value of equity awards in accordance with applicable accounting standards.

New Plan Benefits

The Amended Plan does not provide for set benefits or amounts of awards and we have not approved any awards that are conditioned on stockholder approval of the Amended Plan. However, as noted above, each non-employee member of the Board who elected to receive restricted stock units in lieu of their annual cash retainer fees under the Amended Plan and is reelected for another term, will receive his or her grant on the date of the 2024 Annual Meeting. In addition, each non-employee director will receive an annual award of restricted stock units under the Amended Plan, having a fair market value on the grant date equal to $260,000. The following table summarizes the aggregate value of the shares that our current non-employee directors as a group may receive if they remain a director following the 2024 Annual Meeting (and assuming each director elects to receive restricted stock units in lieu of annual cash retainer fees) and highlights the fact that none of our executive officers (including our named executive officers) or employees will receive any set benefits or awards that are conditioned upon stockholder approval of the Amended Plan. All other future awards are discretionary and cannot be determined at this time.

Name	Stock Awards and Restricted Stock Units Granted
Named Executive Officers:	
Vincent Pilette	—
Natalie M. Derse	—
Bryan Ko	—
Ondrej Vlcek	—
All current executive officers as a group (3 persons)[1]	—
All current non-employee directors as a group (8 persons)	$2,080,000[2]
All employees, excluding current executive officers	—

(1) Consists of Mr. Pilette, Ms. Derse and Mr. Ko.

(2) Consists of an annual restricted stock unit award with a grant date fair market value equal to $260,000 that may be granted to each non-employee director, who is elected at the 2024 Annual Meeting. The number of shares subject to each non-employee director's stock awards and RSU awards will not be determinable until the grant date. See the section entitled "Director Compensation" on page 34 for more information.

As of June 28, 2024, since the inception of the 2013 Plan, the aggregate number of awards granted to each named executive officer and the various indicated groups under the 2013 Plan are:

Name	Number of Awards Granted under 2013 Plan[1]
Named Executive Officers:	
Vincent Pilette	4,662,636
Natalie M. Derse	1,212,192
Bryan Ko	1,158,834
Ondrej Vlcek	342,524
All current executive officers as a group (3 persons)[2]	7,033,662
All current non-employee directors as a group (8 persons)[3]	516,610
All employees, excluding current executive officers	126,906,098

(1) No awards have been granted under the 2013 Plan to any associate of any of our directors (including nominees) or executive officers and no person received 5% or more of the total awards granted under the 2013 Plan since its inception.

(2) Consists of Mr. Pilette, Ms. Derse and Mr. Ko.

(3) All the non-employee directors who are nominees for election as a director are included within this group in addition to Mr. Hao who was not nominated for election. The total number of shares that such nominees were granted on an individual basis are as follows: Susan P. Barsamian: 73,522; Pavel Baudis: 25,310; Eric K. Brandt: 54,931; Frank E. Dangeard: 130,936; Nora M. Denzel: 56,468; Peter A. Feld: 80,134; Emily Heath: 46,372; and Sherrese M. Smith: 48,937.

Equity Compensation Plan Information

The following table gives information about Gen's common stock that may be issued upon the exercise of stock options, warrants and rights under all of Gen's existing equity compensation plans as of March 29, 2024:

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	49,431,828[1]
Equity compensation plans not approved by security holders	—[2]	—	5,837,082[3]
Total	—	—	55,268,910

[1] Represents 30,528,881 shares remaining available for future issuance under Gen's 2008 Employee Stock Purchase Plan, including shares subject to purchase during the current offering period, which commenced on February 16, 2024 (the exact number of which will not be known until the purchase date on August 15, 2024), 13,662,028 shares issuable upon settlement of PRUs (at 100% of target) and RSUs, and 5,240,919 shares issuable for future grant under our 2013 Plan as of March 29, 2024. Please refer to the beginning of the plan proposal for share count data by plan as of June 28, 2024, which better reflects the most accurate and available share information.

[2] Excludes outstanding stock options to acquire 113,280 shares as of March 29, 2024 that were assumed as part of various acquisitions. The weighted average exercise price of these outstanding stock options was $6.28 as of March 29, 2024. In connection with these acquisitions, Gen has only assumed outstanding stock options and rights, but not the plan themselves (except for the Avast plc 2018 Long Term Incentive Plan assumed in connection with the Avast Merger), and therefore, no further stock options may be granted under these acquired-company plans.

[3] Represents 2,950,765 shares issuable upon settlement of RSUs assumed in connection with the Avast Merger as of March 29, 2024 and 2,886,317 shares issuable for future grant under the Avast plc 2018 Long Term Incentive Plan (assumed in connection with the Avast Merger) as of March 29, 2024. Please refer to the beginning of the plan proposal for share count data by plan as of June 28, 2024, which better reflects the most accurate and available share information.

Material Terms of the Avast plc 2018 Long Term Incentive Plan

The Avast plc 2018 Long Term Incentive Plan (the "Avast LTIP"), which was assumed by Gen in connection with the Avast Merger, was originally adopted by the board of directors of Avast Limited (Avast) on May 9, 2018, approved by the shareholders of Avast on May 9, 2018, effective as of August 12, 2019, and amended by Gen's Board on September 9, 2022.

The purpose of the Avast LTIP is to provide incentives to attract, retain and motivate eligible persons, whose present and potential contributions are important to the success of Gen its direct and indirect parent undertakings, and any subsidiary undertakings of Gen or Gen's direct and indirect parent undertakings (together, the "Group Companies"), by offering them an opportunity to participate in the Company's future performance through equity awards, which may include stock options that do not qualify as incentive stock options under Section 422 of the Code, restricted stock units, performance stock units, and other cash settled equivalents. Any employee or executive director of the Group Companies is generally eligible to participate in the Avast LTIP, except awards may not be granted under the Avast LTIP to individuals who were employees or directors of Gen or its subsidiaries on the date immediately before the consummation of the Avast Merger.

The maximum aggregate number of shares that may be issued pursuant to awards under the Avast LTIP may not exceed 8,041,071 shares, and as of March 29, 2024, 5,837,082 shares (2,423,223 as of June 28, 2024) were remaining for issuance under the Avast LTIP, as set forth in the table above. The maximum aggregate market value of shares over which awards may be granted to any participant under the Avast LTIP during any financial year of Gen is (a) 500% of the participant's annual base salary or (b) 750% of the participant's annual base salary if the Board determines that exceptional circumstances exist that justify a higher maximum. No awards may be granted under the Avast LTIP after May 9, 2028, the tenth anniversary of the date the Avast LTIP was originally adopted by the Avast board of directors, unless the Avast LTIP is sooner terminated by Gen's Board.

Our Executive Officers

The names, ages and positions of our executive officers on July 15, 2024 are shown below.

Name	Age	Position
Vincent Pilette	52	Chief Executive Officer
Natalie M. Derse	47	Chief Financial Officer
Bryan Ko	53	Chief Legal Officer, Secretary and Head of Corporate Development

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Gen.

For information regarding Mr. Pilette, please refer to Proposal No. 1, "Election of Directors" above.

Ms. Derse has served as our Chief Financial Officer since July 2020. Ms. Derse previously served in numerous financial capacities with eBay, Inc., a global commerce marketplace, from July 2011 through July 2020, most recently as its Vice President and Chief Financial Officer, Global Product, Platform, Payments, Risk and Trust and previously as Vice President of Finance, Chief Audit Executive, Vice President, CFO Americas, Vice President, Americas Business Operations & General Manager Rest of Americas, and Senior Director, Global FP&A. Prior to joining eBay, Ms. Derse served in a variety of capacities at Stanley Black & Decker, Inc., a manufacturer of hand and power tools, from February 2008 through July 2011. Before that, Ms. Derse spent over ten years in numerous financial roles with General Electric Company, a global digital industrial company. Ms. Derse holds a Bachelor of Science degree in finance from the University of Dayton, Ohio.

Mr. Ko has served as our Chief Legal Officer, Secretary and Head of Corporate Affairs since January 2020. Before joining Gen, Mr. Ko served as Logitech International's general counsel, corporate secretary and head of corporate development from January 2015 through January 2020. Prior to joining Logitech, he was general counsel and corporate secretary for Fuhu, Inc., a late-stage startup in 2014. From 2000 to 2014, he served in a variety of legal roles at Electronics For Imaging, Inc., including the last six years as general counsel and vice president of strategic relations. Prior to joining EFI, Bryan was an associate at Shearman & Sterling in the firm's Mergers & Acquisitions and Real Property groups. He received his M.B.A. and Bachelor of Arts degrees from UC Berkeley and his J.D. from Rutgers University School of Law.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of July 15, 2024, with respect to the beneficial ownership of Gen common stock by (i) each stockholder known by Gen to be the beneficial owner of more than 5% of Gen common stock, (ii) each current member of the Board or director nominee, (iii) the named executive officers of Gen included in the Summary Compensation Table appearing on page 83 of this Proxy Statement and (iv) all current executive officers and directors of Gen as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 615,205,547 shares of Gen common stock outstanding as of July 15, 2024. Shares of common stock subject to restricted stock units vesting on or before September 13, 2024 (within 60 days of July 15, 2024) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281.

Five Percent Owners of Common Stock

	Shares Beneficially Owned	
Name and Mailing Address	**Number**	**Percent**
Vanguard Group Inc.[1] PO Box 2600, V26, Valley Forge, PA 19482-2600	67,225,728	10.9%
BlackRock, Inc.[2] 50 Hudson Yards, New York, NY 10001	59,904,949	9.7%
PaBa Software s.r.o.[3] Brabcova 1159/2 Praha, 147 00 Prague 4, Czech Republic	49,816,185	8.1%
FMR LLC[4] 245 Summer Street, Boston, MA 02210	43,426,977	7.1%

(1)   Based solely on a Schedule 13F filing made by Vanguard Group Inc on May 10, 2024.

(2)   Based solely on a Schedule 13F filing made by Blackrock, Inc. on May 10, 2024.

(3)   Based solely on a Schedule 13D Filed on July 28, 2023. Mr. Baudis is the sole owner of PaBa Software s.r.o. and has full voting and dispositive power.

(4)   Based solely on a Schedule 13F filing made by FMR LLC on May 13, 2024.

Security Ownership of Executive Officers and Directors

Name	Shares Beneficially Owned	
	Number	Percent
Pavel Baudis[1]	49,837,904	8.1%
Peter A. Feld[2]	17,947,276	2.9%
Ondrej Vlcek[3]	4,143,326	*
Vincent Pilette[4]	2,011,657	*
Bryan S. Ko	415,573	*
Frank E. Dangeard[5]	177,623	*
Natalie M. Derse	160,897	*
Susan P. Barsamian[6]	81,025	*
Eric K. Brandt[7]	59,646	*
Nora M. Denzel[8]	56,468	*
Sherrese M. Smith[9]	51,396	*
Emily Heath[10]	48,342	*
All Current Directors and Executive Officers as a Group (12 Persons)	74,991,133	12.2%

*   Less than 1%

(1)   Includes 13,340 shares issuable upon the settlement of RSUs vesting on September 12, 2024 and 49,816,185 shares beneficially owned by PaBa Software s.r.o., of which Mr. Baudis is the sole owner and is deemed to have full voting and dispositive power.

(2)   Includes 13,982 shares issuable upon the settlement of RSUs vesting on September 1, 2024 and September 12, 2024 and 17,858,904 shares of common stock beneficially owned by Starboard Value LP and its affiliates. Mr. Feld is a Managing Member, Portfolio Manager and Head of Research of Starboard Value LP and may be deemed to share voting and dispositive power over these shares. Starboard Value LP's address is 777 Third Avenue, New York, New York 10017.

(3)   Includes 302,000 shares of common stock held by the Vlcek Family Foundation for which Mr. Vlcek exercises voting and dispositive power.

(4)   Includes 103,000 shares held by the VPJW Revocable Trust and 517,477 shares held by the VPJW Exempt Gift Trust, both for which Mr. Pilette exercises voting and dispositive power.

(5)   Includes 13,982 shares issuable upon the settlement of RSUs vesting on September 1, 2024 and September 12, 2024.

(6)   Includes 13,340 shares issuable upon the settlement of RSUs vesting on September 12, 2024 and 67,685 shares held by the Romans-Barsamian Revocable Trust for which Ms. Barsamian exercises voting and dispositive power.

(7)   Includes 13,340 shares issuable upon the settlement of RSUs vesting on September 12, 2024 and 46,306 shares held by The Brandt Family Trust for which Mr. Brandt exercises voting and dispositive power.

(8)   Includes 13,340 shares issuable upon the settlement of RSUs vesting on September 12, 2024.

(9)   Includes 13,982 shares issuable upon the settlement of RSUs vesting on September 1, 2024 and September 12, 2024.

(10)   Includes 13,340 shares issuable upon the settlement of RSUs vesting on September 12, 2024.

Executive Compensation and Related Information

Compensation Discussion & Analysis

This compensation discussion and analysis (CD&A) provides an overview of our executive compensation philosophy, our fiscal year 2024 (FY24) executive compensation program, and the FY24 compensation decisions made by the Compensation Leadership and Development Committee (Compensation and Leadership Development Committee) with respect to the executive officers who are identified in the "Summary Compensation Table" below (NEOs):

NEOs

Named Executive Officer	Title
Vincent Pilette	Chief Executive Officer (CEO)
Natalie Derse	Chief Financial Officer (CFO)
Bryan Ko	Chief Legal Officer, Corporate Secretary and Head of Corporate Affairs
Ondrej Vlcek	Former President

(1)　Following FY24 year end, on June 13, 2024, Mr. Vlcek transitioned from Gen and departed from his role as President, but will continue to serve as a member of the Board and provide consulting services to the Company to ensure an orderly transition.

Executive Compensation Summary

About Gen

We are a global company powering Digital Freedom with a family of trusted consumer brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. Our core cyber safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. We have built a technology platform that brings together software and service capabilities within these three categories into a comprehensive and easy-to-use integrated platform across our brands. We bring award-winning products and services in cybersecurity, privacy and identity protection to approximately 500 million users in more than 150 countries so they can live their digital lives safely, privately, and confidently today and for generations to come.

FY24 Executive Compensation at a Glance

In FY24, our Compensation and Leadership Development Committee approved an executive compensation program that was intended to drive long-term value creation for our combined company and our stockholders and reward actual performance for both short-term and long-term objectives, with commensurate payouts for extraordinary performance. We continued to value the importance of diversity, equity, and inclusion, given our global customer base, and our Compensation and Leadership Development Committee again incorporated diversity-related metrics into our annual incentive plan.

Our stockholders have provided high levels of support for our executive compensation program. At our 2023 Annual Meeting of Stockholders, the vote on the fiscal year 2023 compensation of our named executive officers passed with approximately 92% of the total votes cast (for or against). We believe this support reflects our strong pay-for-performance alignment, our commitment to reflecting best governance practices in our compensation program, and our active engagement and open dialogue with our stockholders. The Compensation and Leadership Development Committee regularly takes feedback received from stockholders into consideration when making decisions regarding our executive compensation program.

Our Compensation Philosophy

Drive Business Success	Our executive compensation program is designed to drive our success as a market leader in cybersecurity, privacy, and identity.
Pay for Performance	Our focus is to reward for outstanding company and individual performance, team success, and quantitative results that drive our short- and long-term company objectives; we aim to closely align the majority of our executive officers' overall target total compensation via long-term performance-based incentives.
Attract and Retain	We aim to attract and retain high performing and talented executive officers while maximizing long-term stockholder value.
Balancing and Aligning Interests with Stockholders	Equity awards with multi-year vesting and performance requirements help align our executive officers' pay with the creation of long-term shareholder return. In addition, we are sensitive to how equity investments will impact our cost structure and stockholder dilution.

FY24 Performance Highlights and Pay for Performance Alignment

In FY24, we delivered another year of profitable growth as we saw most of our key financial metrics increase due to an additional five and a half months of revenue and bookings contribution from the Avast Acquisition, as reflected in the table below. GAAP operating margin decreased, primarily due to an increase in legal accrual related to ongoing litigation and an increase in amortization of intangible assets recognized as a result of our acquisition of Avast. Our FY23 GAAP EPS and FY24 cash flow was impacted by an $899 million income tax refund related to the filing of our fiscal 2023 tax return. We expanded non-GAAP operating margin and EPS as we scaled topline and executed on our cost synergies from the merger with Avast (the Avast Merger).



* See Annex A for a reconciliation of non-GAAP EPS and non-GAAP operating margin to GAAP EPS and GAAP operating margin.

We also saw strong results with respect to our key performance metrics, as we increased direct customer count, bookings, retention rate, and average revenue per user (ARPU) year-over-year.

Since the closing of the Avast Merger, we have increased our direct customer base to over 39 million, overall annual ARPU by over $3, and our overall retention rate by two points. Each of these improved key performance metrics is a testament to the increased value we are providing our customers with our expanded product portfolio offerings and channel distribution.



In FY24, we undertook a number of actions to return capital to shareholders and increase shareholder value, including $1,183 million of debt repayment, repurchasing approximately 21 million shares of our common stock for an aggregate amount of $441 million, and paying a total of $323 million in quarterly dividends to stockholders.

We believe that the compensation received by our NEOs for FY24 reflects our performance and accomplishments this past year as well as the rigor of our performance goals. The following table presents a summary of the performance- based components of our FY24 executive compensation program and FY24 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Achievement of target or application of modifier	Executive Officer Funding
FY24 Executive Annual Incentive Plan (EAIP)	50% based on FY24 non-GAAP operating income	**98.1%**	**71%**
	50% based on FY24 bookings growth	**99.3%**	**88%**
	DEI modifier (applied after determining payout based on FY24 bookings growth & operating income metrics)	✓	**+5%**
FY24 Performance-based Restricted Stock Units	50% based on 3-year total shareholder return (TSR) relative to the Nasdaq Composite Index	NA	NA
	50% based on average bookings growth and average non-GAAP operating margin >50%	NA	NA
FY22 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	**74.88% Rank**	**199%**
	50% based on CAGR for revenue	**6.0%**	**150%**

(1)   Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We generally excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY24 or based on FY24 performance, except we have included a brief discussion of PRUs granted in previous years under our Value Creation Program.

(2)   Achievement certified by the Compensation and Leadership Development Committee following the end of FY24.

Say-On-Pay and Stockholder Engagement

At our 2023 Annual Meeting of Stockholders, the vote on the fiscal year 2023 (FY23) compensation of our NEOs passed with approximately 92% of the votes cast (excluding abstentions).

In addition to our annual "say-on-pay" vote, we are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, our in-person Analyst Investor Day, and investor meetings, events and conferences.

During 2024, we completed investor outreach to a majority of our largest stockholders and a large portion of our most active stockholders. In these meetings, we discussed matters such as Gen's results, prospects, business model, corporate governance, and executive compensation programs and goal settings and metrics. Following these meetings, we shared stockholder feedback and trends and developments about corporate governance, environmental and social matters, executive compensation and other issues with our Board, our Compensation and Leadership Development Committee and our Nominating and Governance Committee, as we seek to enhance our corporate governance and executive compensation program and improve our disclosures.

Additionally, accountability to our stockholders continues to be an important component of the Company's success. We take accountability seriously and seek feedback through stockholder engagement to understand investor views and preferences.

Following our discussions with investors this year, we determined not to make any changes to our corporate governance. We also determined it to be appropriate for the FY24 compensation program to maintain many of the same elements as our FY23 compensation program, except our FY24 executive annual incentive plan metrics of non-GAAP operating income and bookings were modified to reflect a weighting of 50% each (previously non-GAAP operating income served only as a threshold goal) to help drive and focus our executives to deliver on the promised cost synergies related to the Avast Merger. We look forward to continued engagement and dialogue with our stockholders to better meet their needs and expectations.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation and Leadership Development Committee designed our FY24 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓ **At risk pay**	The majority of pay for our CEO and other NEOs is at risk and/or performance-based.
✓ **Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against certain DEI metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative TSR.
✓ **Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓ **Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓ **Peer group**	We have a relevant peer group and reevaluate the peer group annually.
✓ **Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓ **Clawback policy**	We have a comprehensive "clawback" policy, applicable to all performance-based compensation granted to our executive officers.
✓ **Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓ **Capped severance**	We do not provide for any potential cash severance payments that exceed more than 1x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓ **Independent consultant**	Our Compensation and Leadership Development Committee retains an independent compensation consultant.
✓ **Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓ **Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓ **Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

⊘	**No performance, no pay**	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
⊘	**No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
⊘	**No automatic increases**	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
⊘	**No short sales, hedging**	With very limited exceptions, we do not permit short-sales, hedging or pledging of our stock.
⊘	**No golden parachutes**	We do not provide "golden parachute" excise tax gross-ups.
⊘	**No excessive severance**	We do not provide excessive severance payments.
⊘	**No SERPs**	We do not provide executive pension plans or SERPs.
⊘	**No excessive perks**	We do not provide excessive perquisites.
⊘	**No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
⊘	**No unvested dividends**	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

FY24 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO & Compensation and Leadership Development Committee (only the Compensation and Leadership Development Committee for CEO changes)	Page 67
Executive Annual Incentive Plan	Cash	Annual	50% based on Bookings growth 50% based on non-GAAP operating income Final payout subject to a DEI modifier -/+10%.	Page 67
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of a three-year period	50% of PRUs vest in full at end of FY26 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index.	Page 70
			50% of PRUs vest in full at end of FY26 based on average bookings growth and average non-GAAP operating margin >50% over a multi-year period.	
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 73

Appropriate Pay Mix

Our FY24 compensation philosophy is designed around "pay-for-performance" so that a large portion of our NEOs' total target direct compensation is "at-risk" and performance-based. In determining the mix of the various reward elements and the value of each component, the Compensation and Leadership Development Committee considered the executive's role, the competitiveness of the market for executive talent, company performance, individual performance, internal pay equity, historical compensation, and retention concerns. Executive officers generally have a greater portion of their compensation at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence Gen's performance.

From time to time, special business conditions, such as a highly competitive talent market and acquisitions that create unique business needs, may warrant additional compensation, such as equity awards to properly incentivize and retain executive officers. In FY24, we did not grant any equity awards outside of normal executive compensation incentive programs to our NEOs.

As illustrated by the following charts, for FY24, approximately 94% of our current CEO's annual target total direct compensation was at-risk and approximately 65% is performance-based, and on average approximately 90% of our other named executive officers' annual target total direct compensation opportunity was at-risk, and approximately 63% is performance-based.



FY24 Total Direct Compensation Mix CEO*

- Performance-Based 65% • At-Risk Compensation 94%
- Base Salary 6% • FY24 EAIP 8% • PRUs 57% • RSUs 29%

FY24 Total Direct Compensation Mix except CEO*

- Performance-Based 63% • At-Risk Compensation 90%
- Base Salary 10% • FY24 EAIP 9% • PRUs 54% • RSUs 27%

*   EAIP is reflected at target and does not reflect the actual payout. PRUs and RSUs are reflected at their grant date fair value.

CEO Compensation and Performance Alignment

The Compensation and Leadership Development Committee takes seriously its responsibility to maintain appropriate pay for performance alignment, and believes the compensation received by our NEOs for FY24 reflects our performance and accomplishments this past year as well as the rigor of our performance goals. We set rigorous short- and long-term incentive goals and use equity awards to ensure executive compensation is aligned with stockholder value creation, as illustrated in the chart below, which shows the relationship between our CEO's target compensation and his realizable pay for FY24. Our CEO's realizable pay increased due to an increase of our stock price and an improvement in our operational performance.



CEO Target Pay v. CEO Realizable Pay

*   "Target Pay" is the sum of (a) our CEO's salary rate for FY24, (b) his FY24 target annual cash incentive award opportunity, and (c) the grant date fair value of his long-term incentive compensation awards granted in FY24.

**   "Realizable Pay" is the sum of (a) our CEO's salary earned for FY24, (b) his annual incentive award earned for FY24, (c) the value of his RSUs granted in FY24, are valued based on our closing stock price on March 29, 2024, the last trading day of FY24, multiplied by the number of unvested RSUs, and (d) the value of PRUs granted in FY24 are valued based on the target number of shares multiplied by our closing stock price on March 29, 2024. This value will fluctuate over time and does not represent what the CEO received as of the end of FY24.

Base Salary

Philosophy	Provide fixed compensation to attract and retain key executives.
Considerations	Key executives' salaries reviewed and set annually by the CEO & Compensation and Leadership Development Committee (or just the Compensation and Leadership Development Committee with respect to CEO salary).
	Role and responsibilities, past and anticipated future contributions, positioning relative to our compensation peer group, internal pay equity and our overall salary budget.
	Annual salary review by CEO for other executives.

Annual Cash Incentive Award

Philosophy	Establish appropriate, market competitive, short-term performance measures to help drive future growth and profitability, and support accountability and progress towards our DEI goals.
	Reward achievement of short-term performance measures consistent with financial plan and DEI strategy.
Target Amount Considerations	Role and responsibilities, past and anticipated future contributions, positioning relative to our compensation peer group and internal pay equity.
	Desired market position for each NEO.
Award Design Considerations	We believe program metrics strongly correlate with stockholder value creation, are transparent to investors, balance growth and profitability, and reflect our mission to increase global representation of our underrepresented groups at all levels.
	Metrics are established based on a range of inputs, including short-term growth objectives for our products, external market economic conditions, the competitive environment, our internal budgets and market expectations, and our talent management strategy.
	Financial and operating performance payout curves set to substantially drive increased customer subscriptions and profit in accordance with our FY24 financial plan.
	DEI goals were intended to be clear and actionable and intended to drive accountability at the management level.
Performance Conditions	Bookings growth and non-GAAP operating income targets, with a modifier (+/- 10%) based on progress towards multi-year DEI goals.
	See Annex A for the definition of bookings and a reconciliation of non-GAAP operating income to GAAP operating income.

Annual Equity Incentive Awards

Philosophy	Establish appropriate, market competitive, performance measures to substantially drive future short- and long-term growth and profitability.
	Multi-year vesting and performance requirements help align our NEOs' pay with the creation of long-term shareholder return.
	Provide meaningful and appropriate incentives for our long-term success to attract and retain talent in a highly competitive market.
	Reward NEOs for creating stockholder value over the long term.
Grant Mix	Equity awards are a mix of PRUs and RSUs, with PRUs comprising the majority.
Target Amount Considerations	NEO's role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity and gains recognizable by the NEO from equity awards made in prior years.
Award Design Consideration	NEOs should be incentivized to drive long-term financial performance, including share price appreciation.
	Metrics should align with long-term financial and operational goals and balance top-line growth with profitability.
	There should be a relative performance measure that should reflect representation of the potential opportunity cost of investing in Gen versus other Nasdaq companies.
	Attract and retain valuable NEOs.
Vesting Conditions	50% of PRUs vest in full at end of FY26 based on achievement of 3-year relative TSR versus the Nasdaq Composite Index.
	50% of PRUs vest in full at end of FY26 based on average bookings growth and average non-GAAP operating margin >50% over a three-year period (FY24 to FY26).
	100% of RSUs are time-based and vest annually over three years: (33%/33%/34%).

Base Salary

The following table presents each NEO's annual base salary for FY24.

Named Executive Officer	FY23 Annual Salary ($)	Change in Salary (%)	FY24 Annual Salary ($)
Vincent Pilette	950,000	0%	950,000
Natalie Derse	550,000	9%	600,000
Bryan Ko	530,000	0%	530,000
Ondrej Vlcek	738,989	0%	738,989

The Compensation and Leadership Development Committee approved an increase in Ms. Derse's annual base salary effective July 1, 2023 after considering her role and responsibilities, her past and anticipated future contributions, her key strengths and development opportunities, the compensation provided to individuals in comparable positions in our compensation peer group, internal pay equity and our overall salary budget.

All other NEOs outside of Ms. Derse remained at the same level of base salary as they received in FY23.

Executive Annual Incentive Plan (EAIP)

The following table presents each NEO's target incentive opportunity for FY24 under the FY24 Executive Annual Incentive Plan (the FY24 EAIP) expressed as a percentage of base salary. Only Ms. Derse received an increase in her target bonus opportunity effective July 1, 2023, for the same reasons discussed above. There was no increase in the target percentages of our other NEOs in FY24.

Named Executive Officer	FY24 Individual Incentive Target (%)	FY24 Target ($)
Vincent Pilette	125	1,187,500
Natalie Derse	100	600,000
Bryan Ko	80	424,000
Ondrej Vlcek	100	738,989

The amount of each NEO's actual payout amount under the FY24 EAIP was based on the following formula. This was the same formula used for our FY23 EAIP, except the Bookings Growth metric was reduced to 50% and non-GAAP Operating Income was included as a weighted metric of 50% rather than as a threshold goal to help drive and focus our executives to deliver on the promised cost synergies related to the Avast merger.


FY24 Company Performance
0% - 200%
DEI Modifier
Base Salary ($)
×
NEO FY24 EAIP Target (%)
×
Average Achievement % of:
50% FY24 Bookings Growth ($) &
50% FY24 Non-GAAP Operating Income ($)
+/-
+/- 10% of Payout ($)
=
FY24 EAIP Individual Payout Amount ($)

Executive Annual Incentive Plan — Company Performance Metrics

The Compensation and Leadership Development Committee selected company performance metrics under the FY24 EAIP to create strong alignment between company performance and NEO annual incentive payouts.

Measure	Definition	Purpose
Bookings Growth (weighted 50%)	"Bookings," as described in "Annex A — Reconciliations" in this proxy statement.	Bookings aligns to Gen's growth objectives by incentivizing our executives to drive new customer subscriptions.
Non-GAAP Operating Income (weighted 50%)	"Non-GAAP operating income," as described in "Annex A — Reconciliations" in this proxy statement.	Non-GAAP operating income aligns to our long-term business model to increase Gen's profitability.

Any payout under the FY24 EAIP was determined based on bookings growth and non-GAAP operating income achievement, subject to adjustment upwards or downwards for each NEO by up to 10% based on progress made towards our long-term DEI goals. Both the target bookings growth and non-GAAP operating income goals were set above prior year results and are designed to be rigorous by requiring better-than-plan performance to achieve target payout. The maximum possible payout for the FY24 EAIP was limited to 200% regardless of DEI modifier performance.

	Bookings Percent of Plan[1]	Operating Income Percent of Plan[1]	Funding (%)
Threshold	95%	95%	0%
Target	100%	100%	100%
Max	105%	104%	200%

(1) Funding based on linear interpolation for performance between threshold and target and target and maximum performance. We do not disclose actual dollar performance goals for competitive reasons.

Executive Annual Incentive Plan — Company Results

For FY24, the Compensation and Leadership Development Committee approved bookings achievement of 99.3% of plan and approved operating income achievement of 98.1% of plan, which resulted in funding at 80% overall. The following graph shows the threshold, target, and maximum payouts under the FY24 EAIP, along with actual company performance and funding.



Booking Growth as % of Plan



Operating Profit as % of Plan

In addition to our bookings growth metric and non-GAAP operating metric achievement, the EAIP has a +/- 10% DEI modifier that can be applied to the final EAIP payout at the discretion of the CEO & Compensation and Leadership Development Committee, which is based on the achievement against DEI metrics and representation, which includes leadership among women and underrepresented minorities, and each NEO's contributions toward such goals.

Our two-year plan consists of diversity representation goals across the following segments: female, URM and black representation, with goals expressed as a percentage of our overall company headcount for female and of the US population for URM and black cohorts. Additionally, we have goals to increase leadership (director & above) in each of these categories. We believe attaining such representation goals are important to ensure that the views and interests of our global customer base are adequately represented in our workforce. In FY24, we increased representation across all segments, and, in year one, achieved more than 50% of our two-year plan.

Given the achievements in FY24, and considering the overall business performance of the Company and our NEOs, the Compensation and Leadership Development Committee approved a 5% DEI modifier to be applied to all NEOs final FY24 EAIP payout.

Executive Annual Incentive Plan — FY23 Payout Results

NEO	Base Salary ($)	Annual Incentive Target (%)	Company Performance Funding Achievement (%)	DEI Modifier (%)(+/-)	Individual Payout Amount ($)
Vincent Pilette	950,000	125	80	5	1,009,375
Natalie Derse	600,000	100	80	5	510,000
Bryan Ko	530,000	80	80	5	360,400
Ondrej Vlcek	738,989	100	80	5	628,141

Equity Incentive Awards

Annual Equity Incentive Awards — Overview

The primary purpose of our annual equity incentive award program is to align the interests of our NEOs with those of our stockholders by rewarding the NEOs for creating stockholder value over the long term. By compensating our NEOs with annual equity incentive awards, our NEOs have an opportunity to realize a stake in Gen's financial future. The gains realized in the long term depend on our NEOs' ability to drive the financial performance of Gen and our share price performance.

When granting annual equity incentive awards to NEOs, we consider their role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity and gains recognizable by the NEO from equity awards made in prior years.

The Board and the Compensation and Leadership Development Committee believed that for the FY24 annual equity incentive award program, a mix of PRUs and RSUs continued to be the appropriate annual long-term equity incentive for NEOs.

All NEOs received 60% of the value of their target annual equity incentive award in the form of PRUs and 40% being in the form of RSUs. This mix is a common practice among the external market and our FY24 peer group, and we believe that such a mix will motivate our NEOs to contribute to our long-term success and stock price appreciation while also encouraging long-term retention.

FY24 Target Equity Award Opportunity CEO



FY24 Target Equity Award Opportunity NEOs except CEO



Annual Equity Incentive Awards — FY24 Performance-based Restricted Stock Units

In FY24, each of our NEOs received a grant of FY24 PRUs, which vest based on the achievement of two equally weighted metrics:

- Three-year relative TSR measured against the Nasdaq Composite Index; and

- Three-year Average Bookings Growth Percentage plus Average non-GAAP Operating Margin Percentage Greater than 50% ending April 3, 2026.

In FY24, we maintained a blended bookings growth and non-GAAP operating margin goal to reflect the view that we should balance sustained topline growth with profitability. The table and charts below provide more information regarding our FY24 PRU design:

Metric	Measurement Period	Metric Objective (50% of Target)	Vesting Conditions
3-year relative TSR vs. Nasdaq Composite Index	FY24-FY26	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	Earned portion vests at end of FY26.
3-year Bookings Growth Plus Average Non-GAAP Operating Margin Points >50%(1)(2)	Measured over last three-years of FY24-FY26	Measures average bookings growth and average non-GAAP operating margin growth over 50% as measured over a multiple year period to drive topline growth as well as profitability.	Earned portion vests at end of FY26.

(1) For example, if achievement of average bookings growth is 3% and average non-GAAP operating margin for the performance period is 55%, final achievement equates to 8% (3% + (55-50%, or 5%)).

(2) "Non-GAAP operating margin" is determined as described in "Annex A — Reconciliations" in this proxy statement.

FY24 PRU Design — TSR Component


FY24
FY25
FY26
50% -3–year Relative TSR vs. Nasdaq Composite Index
Payout Range 0% - 200%

FY24 PRU Design — Bookings Growth Plus Average Non-GAAP Operating Margin Component


FY24
FY25
FY26
50% -3–year Average Bookings Growth + Average Non-GAAP Operating Margin
Payout Range 0% - 200%

Mr. Pilette, Ms. Derse, Mr. Ko and Mr. Vlcek were granted their PRUs by the Compensation and Leadership Development Committee in May 2024. As described in more detail below under the heading "Vlcek Departure," in connection with Mr. Vlcek's departure from his role as President, all of Mr. Vlcek's unvested PRUs were forfeited as of June 13, 2024.

The Board and the Compensation and Leadership Development Committee believe that TSR promotes stockholder alignment and creates an unambiguous link between the compensation of our NEOs to long-term enterprise value creation since this metric is directly linked to our long-term TSR relative to the Nasdaq Composite Index. The Board and the Compensation and Leadership Development Committee, based on input from its compensation consultant, concluded that the use of the Nasdaq Composite Index was an appropriate benchmark given the broad-based nature of the index, the inclusion of Gen in the index, and because the Nasdaq Composite Index represents a broad representation of the potential opportunity cost of investing in Gen from an investor's perspective.

The Board and the Compensation and Leadership Development Committee also believed that given the strategic importance of balancing sustained topline growth with profitability, implementing a 3-year plan using a 3-year average bookings growth and average non-GAAP operating margin goal measured at the end of fiscal year 2026 (FY26) would help us remain focused on long-term success.

Achievement under the FY24 PRUs will not be certified by the Compensation and Leadership Development Committee until the end of FY26 and each participating NEO must remain in service through the end of the performance period. The following charts present the threshold, target and maximum performance levels and payouts of the relative TSR, bookings and non-GAAP operating margin goals:

FY24 Bookings Growth % + Operating Margin % >50%



FY24 3-Year Relative TSR PRU Component



The following table summarizes the PRU awards granted to our NEOs in FY24.

NEO	FY24 PRU Award Amount (#)	FY24 PRU Grant Date Fair Value ($)
Vincent Pilette	390,478	8,898,993
Natalie Derse	137,010	3,122,458
Bryan Ko	102,758	2,341,855
Ondrej Vlcek	205,514	4,683,664

As described in more detail below under the heading "Vlcek Departure," in connection with Mr. Vlcek's departure from his role as President, all of Mr. Vlcek's unvested PRUs were forfeited as of June 13, 2024.

Annual Equity Incentive Awards — Previously Granted FY22 Performance-based Restricted Stock Units

In FY22, each of our NEOs, other than Mr. Vlcek, received a grant of FY22 PRUs which vested at the end of FY24. The FY22 PRUs vested based on the achievement of two equally weighted metrics:

- Three-year relative-TSR measured against the Nasdaq; and

- 5% CAGR for revenue measured over the two-fiscal year period ending March 31, 2023, with an additional fiscal year to achieve this goal (FY24) if it is not satisfied over such two-fiscal year period.

Metric	Measurement Period	Metric Objective (50% of Target)	Actual Performance	% Of Target Achievement
3-year relative TSR vs. Nasdaq	FY22-FY24	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	74.8% Rank	199%
3-year CAGR for revenue	Measured over two-year period from FY22-FY23, with an additional fiscal year (FY24) to achieve this goal if it is not satisfied over such two-fiscal year period	Measures achievement of our three-year performance growth rate designed to enhance long-term value of the Company.	6.0%	150%
		Total Final Achievement		175%

FY22 PRU Design — TSR Component



FY22 PRU Design — CAGR Component



The following charts present the potential threshold, target and maximum performance levels and payouts of the relative TSR and CAGR metrics:



FY22 CAGR for Revenue PRU Component



FY22 3-Year Relative TSR PRU Component

Following the end of FY24, the Compensation and Leadership Development Committee certified the final performance achievement of the FY22 PRUs at 175% of target, based on final CAGR metric achievement of 150% of target and final Relative TSR metric achievement of 199%, which resulted in the release of shares to each NEO as set forth in the table below.

NEO	FY22 PRU Award Target Amount (#)	FY22 PRUs Earned (#)
Vincent Pilette	266,828	466,309
Natalie Derse	82,100	143,478
Bryan Ko	82,100	143,478

Annual Equity Incentive Awards — FY24 Restricted Stock Units

RSUs represent the right to receive one share of Gen common stock for each vested RSU upon the settlement date, subject to continued employment through each vesting date. In FY24, the Board granted RSU awards to our NEOs for long-term retention purposes as they provide a payout opportunity to the NEOs only if they remain employed through the applicable vesting dates, which extend over multiple years, and because the payout opportunity is directly linked with stockholder value and executive efforts over a multi-year time frame. The following table summarizes the RSU awards granted to our NEOs in FY24.

NEO	FY24 RSU Award Amount (#)	Grant Date Fair Value ($)	Vesting Criteria[1]
Vincent Pilette	260,319	4,487,900	33%/33%/34%
Natalie Derse	91,340	1,574,702	33%/33%/34%
Bryan Ko	68,505	1,181,026	33%/33%/34%
Ondrej Vlcek	137,010	2,362,052	33%/33%/34%

(1) RSUs vest on each of May 1, 2024, May 1, 2025, and May 1, 2026, subject to service through the applicable vesting date.

As described in more detail below under the heading "Vlcek Departure," in connection with Mr. Vlcek's departure from his role as President, Mr. Vlcek's FY24 RSU award will continue to vest for one year from the date of his departure on June 13, 2024, provided Mr. Vlcek continues to serve as either a member of the Board or as a consultant to the Company.

Previous Granted Equity Incentive Awards — Value Creation Program (VCP)

We did not grant any awards under the VCP and did not make any compensation decisions with respect to the VCP during FY24, which the Company utilized in prior fiscal years to incentivize key employees and executives in connection with the Avast acquisition, as well as in connection with Mr. Vlcek's appointment as President in FY23. The number of VCP PRUs that may be earned during the performance period, which will end following the completion of FY26 will range from 0% to 300% of the target shares granted, based upon the Company's share price appreciation, as measured against certain share price targets (and subject to the achievement of certain relative TSR threshold targets). For more information on the VCP, including the specific targets, please see the "Compensation Discussion and Analysis" in our proxy statement, which was filed on July 31, 2023. To date, none of the PRUs granted under the VCP have vested. As described in more detail below under the heading "Vlcek Departure," in connection with Mr. Vlcek's departure from his role as President, all of Mr. Vlcek's unvested PRUs, including his VCP Award, were forfeited as of June 13, 2024.

Benefits

In addition to the compensation components described above, the following benefits are provided.

FY24 Benefit	Philosophy and Rationale
401k Plan with Company matching **Health and Dental Coverage Life** **Insurance Disability Insurance** **Unlimited Time Off**	Provides our NEOs with competitive broad-based employee benefits on the same terms as are generally available to the majority of our employees.
Nonqualified deferred compensation plan	Provides our U.S.-based executive officers the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred.
	The plan is described further under "Non-Qualified Deferred Compensation in Fiscal 2024," on page 87.
Reimbursement for up to $10,000 for financial planning services.	Provides financial planning assistance given the complexity of executive officer compensation and financial arrangements to allow executives to concentrate on responsibilities and our future success.

Severance and Change of Control Benefits

The following table provides information regarding the severance arrangements that we have with our NEOs. Details of each individual NEO's severance arrangements, including estimates of amounts payable in specified circumstances in effect as of the end of FY24, are disclosed in "FY24 Executive Compensation," above and under "Potential Payments Upon Termination or Change-in-Control," below.

Attract and Retain Executives	Intended to ease an NEO's transition due to an unexpected employment termination or retain an NEO through a significant corporate transaction.
Align Interests with Stockholders	Mitigate any potential employer liability and avoid future disputes or litigation; retain and encourage our NEOs to remain focused on our business and the interests of our stockholders when considering or implementing strategic alternatives.
At-will Employment	The employment of our NEOs is "at will," meaning we can terminate them at any time, and they can terminate their employment with us at any time.
Amount and Conditions for Severance	Severance arrangements should be designed to: (i) provide reasonable compensation to executive officers who leave Gen under certain circumstances to facilitate their transition to new employment and (ii) require a departing executive officer to sign a separation and release agreement acceptable to us as a condition to receiving post- employment compensation payments or benefits.
Acceleration upon Death or Disability	PRU and RSU acceleration is consistent with the practice of many of our peers and encourages our employees to remain employed with us.
Double-Trigger Acceleration	"Double-trigger" provisions promote morale and productivity and encourage executive retention in the event of a corporate transaction.
Executive Severance Plan	Provides for cash severance and other benefits where the individual's employment is terminated without cause outside of the change in control context, contingent on execution of an acceptable release.
Executive Retention Plan	Provides for double trigger acceleration of vesting of equity awards and cash severance benefits where the individual's employment is terminated without cause, or is constructively terminated, within 12 months after a change in control, contingent on execution of an acceptable release; no "golden parachute" excise tax gross-ups.

Vlcek Departure

On June 13, 2024, Mr. Vlcek transitioned from Gen and departed from his role as President, but will continue to serve as a member of the Board and provide consulting services to the Company to ensure an orderly transition. In connection with this transition, Mr. Vlcek has entered into an agreement with the Company (the "Transition Agreement"), which supersedes any prior employment agreement Mr. Vlcek previously had with the Company. Pursuant to this Transition Agreement, Mr. Vlcek will provide consulting services on various matters, including matters related to innovation and technology at the request of the Company, which will be in addition to his regular ongoing responsibilities as a member of the Board.

As compensation for these services and his service on the Board, Mr. Vlcek's existing time-based restricted stock units excluding the Holding RSUs (as defined below) will continue to vest in accordance with their applicable award agreements and the Company's 2013 Equity Incentive Plan, as amended, for one year from the date of his departure, provided Mr. Vlcek continues to serve as either a member of the Board or as a consultant to the Company. Mr. Vlcek will not receive any additional non-employee board member compensation in connection with his service as a board member during his transition period. Additionally, as of the date of his departure, all of Mr. Vlcek's unvested PRUs and all other unvested tranches of his time-based grants described above were forfeited. Further, Mr. Vlcek previously agreed to hold for three years all Gen stock received as consideration from the Avast transaction, in return for which the Company granted time-based restricted stock units (Holding RSUs), which would only vest if he satisfies this holding requirement and provides services through the end of the holding period. This Holding RSU grant will continue to vest in accordance with its terms so long as Mr. Vlcek is either a member of Gen's Board of Directors or acts as a consultant to the Company and satisfies the holding requirement. These benefits are contingent upon Mr. Vlcek not rescinding the Transition Agreement.

Key Compensation and Governance Policies

The following table summarizes the key compensation and governance polices applicable to our NEOs:

Policy	Considerations	Material Features
Stock Ownership Guidelines	Promote stock ownership in Gen. More closely align the interests of our executive officers with those of our stockholders.	6x base salary for CEO and President. 3x base salary for CFO . 2x base salary for other Section 16 officers (except CAO). 1x base salary for CEO's extended leadership team. 5 years from executive officer designation to comply. During 5-year transition period, must retain at least 50% of net-settled equity award shares until ownership requirement is met. During the 1-year period following the exercise of any option or option-like award granted to the CEO, the CEO must retain 100% of the net shares acquired from the Company pursuant to such exercise (i.e., shares remaining after deducting shares used to cover any exercise price and any applicable tax liability). Includes shares owned outright (including shares held in "street name" and shares held in trust that are deemed to be beneficially owned for Section 16 reporting purposes), excludes stock options and unvested PRUs and RSUs. As of June 15, 2024, all continuing NEOs have reached ownership requirements or have remaining time to do so.
Anti-Hedging Policies	Permitting hedging is viewed as a poor pay program practice, as it insulates executives from stock price movement and reduces alignment with stockholders. This policy was established in part to avoid potential or apparent conflict of interests resulting from bets against or hedges regarding our performance.	With limited exceptions for pre-existing arrangements, all directors and employees, including executive officers, are prohibited from short-selling company stock or engaging in transactions involving company-based derivative securities. "Derivative Securities" are options, warrants, convertible securities, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as company stock. This prohibition includes, but is not limited to, trading in company-based option contracts or engaging in other hedging transactions (for example, buying and/or writing puts and calls, equity swaps, collars, exchange funds, transacting in straddles and the like). Holding and exercising options or other derivative securities granted under Gen's equity incentive plans is not prohibited by this policy. Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee.

Policy	Considerations	Material Features
Anti-Pledging Policies	Pledging raises potential risks to stockholder value, particularly if the pledge is significant.	Covered persons are prohibited from holding company securities in a margin account or pledging company securities as collateral for a loan.
Insider Trading Policy	Prohibit corporate insiders from taking advantage of material non-public information.	CEO, President and CFO are required to preclear any open market transactions with the General Counsel and are encouraged to use Rule 10b5-1 stock trading plans. Prohibits the purchase or sale of securities while in possession of material non-public information.
Clawback Policy	Permits us to recoup performance-based cash and equity awards when such awards were not properly earned or when executives have engaged in inappropriate actions.	Applies to all executive officers. Allows recoupment of performance-based cash and equity awards if (i) we are required to restate our financial statements due to the Company's material noncompliance with any financial reporting requirement under applicable securities laws, or (ii) an executive officer violates certain company policies, including Gen's Code of Conduct, Financial Code of Ethics or other Company policies .
Stockholder Approval Policy for Severance Arrangements	Reflects the Compensation and Leadership Development Committee's long-standing self-imposed limit on cash severance benefits.	The Board will seek stockholder approval, before the Company enters into any new employment agreement, severance agreement or similar arrangement with any executive officer of the Company, or before the Board or the Compensation and Leadership Development Committee establishes any new severance plan or policy covering any executive officer of the Company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus.

Approach to Determining Compensation

We are committed to the following pay philosophy and practices described below.



Compensation and Leadership Development Committee Decision Process

The Compensation and Leadership Development Committee generally oversees the compensation of our NEOs and our executive compensation program and initiatives. The Board will from time to time make decisions regarding the compensation of our CEO and other NEOs when such decisions do not relate to our annual executive compensation program and are tied to our overall business strategy and/or are in connection with transformative strategic transactions.

The Compensation and Leadership Development Committee typically reviews executive officer compensation, including base salary, short-term incentives and long-term incentives in the first quarter of each fiscal year. This is timed to align to the fiscal year start and to enable evaluation and incorporation of competitive market compensation levels and practices based on the most recently completed year. In connection with this review, the Compensation and Leadership Development Committee carefully considers any feedback or input it may receive from our CEO and from other sources when evaluating the performance of each executive officer. The Compensation and Leadership Development Committee then sets or in the case of our CEO makes recommendations regarding each NEO's target total direct compensation for the (current) year as an outcome of this review and the other factors described below.

The Compensation and Leadership Development Committee has based most, if not all, of its prior compensation determinations and recommendations, including those made for FY24, on a variety of factors, including:

- A focus on pay-for-performance
- A total rewards approach
- An appropriate pay mix
- Appropriate market positioning and competitiveness
- Avoidance of compensation arrangements that encourage excessive or inappropriate risk taking by our executive officers
- In the case of equity awards, burn rate and dilution
- Company performance and individual performance
- Internal pay equity
- Retention of Key Executive Talent
- Gen's financial condition and available resources
- The accounting and cash flow implications of various forms of executive compensation
- Our need for a particular position to be filled
- The recommendations of our CEO (other than with respect to his own compensation)
- The feedback of our stockholders and investors

As discussed under "Role and Independence of Compensation Consultant" below, for FY24, the Compensation and Leadership Development Committee engaged a compensation consultant and once again conducted a formal benchmarking review. In establishing compensation for our executive officers other than our CEO, the Compensation and Leadership Development Committee gives weight to the recommendations of our CEO, but final decisions about the compensation of our NEOs are made by our Compensation and Leadership Development Committee.

From time to time, special business conditions may warrant additional compensation, such as sign-on bonuses, or equity awards in connection with promotions, in recognition of significant accomplishments, or to attract, retain or incent our executive officers. In these situations, the Compensation and Leadership Development Committee or the Board, as applicable, considers and weighs our business need with the potential costs and benefits of special rewards.

Role and Independence of Compensation Consultant

The Compensation and Leadership Development Committee retains Compensia, Inc. (Compensia), a national compensation consulting firm, to serve as its independent compensation consultant to help the Compensation and Leadership Development Committee understand competitive compensation levels and incentive designs. Compensia was solely hired by, and reports directly to, the Compensation and Leadership Development Committee. At the Compensation and Leadership Development Committee's discretion, Compensia:

- attends Compensation and Leadership Development Committee meetings;
- assists the Compensation and Leadership Development Committee in determining peer companies and evaluating compensation proposals;
- assists with the design of incentive compensation programs; and
- conducts compensation-related research.

In addition, at the Compensation and Leadership Development Committee's direction, Compensia works with our Head of People and Culture and other members of management to obtain information necessary for Compensia to make their own recommendations as to various matters as well as to evaluate management's recommendations. The Compensation and Leadership Development Committee has determined that the work resulting from Compensia's engagement did not raise any conflicts of interest.

Competitive Market Assessments

Market competitiveness is one factor that the Compensation and Leadership Development Committee considers each year in determining or recommending an NEO's overall compensation package, including pay mix. The Compensation and Leadership Development Committee relies on various data sources to evaluate the market competitiveness of each pay element, which are provided by its independent compensation consultant. The proxy statements of peer group companies provide detailed pay data for the highest-paid executives. Further, the Radford Global Technology Survey provides compensation information on a broader group of executives, with positions matched based on specific job scope and responsibilities. The Compensation and Leadership Development Committee considers data from these sources as a framework for making compensation decisions for each NEO's position.

The Compensation and Leadership Development Committee reviews our peer group on an annual basis, with input from its compensation consultant, and the group may be adjusted from time to time based on, among other factors, a comparison of revenues, market capitalization, industry, business model, peer group performance, merger and acquisition activity and stockholder input.

In FY24, the Compensation and Leadership Development Committee reviewed our peer group for FY24 and made certain changes to our peer group for FY24, based on the following criteria:

- Focus on software development, or software and engineering-driven companies (with a preference for software companies focusing on security)
- Are generally comparable in terms of size (~0.5x — 2.0x the company's revenue and ~0.25x — 4.0x the company's market cap)
- Are generally comparable in terms of complexity and global reach
- Compete with us for talent

Based on the above criteria, the Compensation and Leadership Development Committee, with input from Compensia, its independent compensation consultant, determined that it was appropriate to add Match Group and to remove Citrix Systems due to acquisition and eBay due to higher revenue and lack of business fit.

As a result, the Compensation and Leadership Development Committee, with input from Compensia, selected the following companies as our FY24 peer group:

Autodesk, Inc.	Electronic Arts Inc.	NetApp, Inc.
Akamai Technologies, Inc.	Equifax Inc.	Palo Alto Networks, Inc.
Cadence Design Systems, Inc.	F5 Networks, Inc.	SS&C Technologies Holdings, Inc.
Check Point Software Technologies Ltd.	Fortinet, Inc.	Synopsys, Inc.
CrowdStrike Holdings, Inc.	GoDaddy Inc.	TransUnion
DocuSign, Inc.	Juniper Networks, Inc.	Workday, Inc.
Dropbox, Inc.	Match Group*	

*   Added in April 2023.

For FY24, Gen was at the 43rd percentile for Revenue and 32nd percentile for market capitalization when compared to the FY24 peer group.

Compensation Risk Assessment

The Compensation and Leadership Development Committee, in consultation with Compensia, has conducted its annual risk analysis of Gen's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on Gen.

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for our NEOs, thereby discouraging them from taking inappropriate risks. Among other things, our executive compensation program includes the following design features:

- A balanced mix of cash and equity; as well as appropriately balanced fixed (base salary) and variable compensation (cash incentives and equity-based awards);

- A mix of short-term and long-term incentives, with short-term incentives currently representing a significantly lower proportion of the total mix;

- Cash and equity incentives solely based on achieving company performance objectives and subject to our "claw- back" right under certain circumstances;

- Caps on annual cash incentive and PRU payouts;

- Stock ownership guidelines which align the interests of our executive officers with those of our stockholders; and

- General alignment with prevalent low-risk pay practices.

Burn Rate and Dilution

We closely manage how we use our equity to compensate employees. In FY24, our gross burn rate was 1.29%, our net burn rate was 1.07% and our overhang was 3.51%. The Compensation and Leadership Development Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our peer group.



Gross burn rate = total number of shares granted under all of our equity incentive plans during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Net burn rate = total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Overhang = total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Tax and Accounting Considerations

While Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation and Leadership Development Committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

Accounting considerations also play a role in the design of our executive compensation program. Accounting rules require us to expense the grant date fair values of our equity awards (that is, the value of our equity awards based on U.S. GAAP), which reduces the amount of our reported profits under U.S. GAAP. Because of this stock-based expensing and the impact of dilution to our stockholders, we closely monitor the number, share amounts and the fair values of the equity awards that are granted each year.

Compensation and Leadership Development Committee Interlocks and Insider Participation

The members of the Compensation and Leadership Development Committee during FY24 were Susan P. Barsamian, Nora Denzel and Peter Feld. None of the members of the Compensation and Leadership Development Committee in FY24 were at any time during FY24 or at any other time an officer or employee of Gen or any of its subsidiaries, and none had or have any relationships with Gen that are required to be disclosed under Item 404 of Regulation S-K. None of Gen's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation and Leadership Development Committee during FY24.

Compensation and Leadership Development Committee Report

The information contained in the following report is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Compensation and Leadership Development Committee has reviewed and discussed with management the CD&A contained in this proxy statement. Based on this review and discussion, the Compensation and Leadership Development Committee has recommended to the Board that the CD&A be included in this proxy statement and our Annual Report on Form 10-K for the fiscal year ended March 29, 2024.

> By: The Compensation and Leadership Development Committee:
> Peter A. Feld (Chair)
> Susan P. Barsamian
> Nora M. Denzel

Executive Compensation Tables

The following table shows for the fiscal year ended March 29, 2024, compensation awarded to or earned by our named executive officers.

Summary Compensation Table for Fiscal 2024

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Vincent Pilette *Chief Executive Officer*	2024	950,000	—	13,386,893	1,009,375	16,559	15,362,827
	2023	940,385	—	23,336,211	1,005,813	8,956	25,291,365
	2022	885,577	—	11,437,131	1,181,250	13,547	13,517,505
Natalie M. Derse *Chief Financial Officer*	2024	586,538	—	4,697,160	510,000	6,404	5,800,102
	2023	540,385	—	3,647,297	372,680	6,981	4,567,343
	2022	495,192	—	11,197,900	420,000	8,678	12,121,770
Bryan S. Ko *Chief Legal Officer, Secretary and Head of Corporate Affairs*	2024	530,000	—	3,522,881	360,400	13,500	4,426,781
	2023	524,231	—	3,366,811	359,128	10,598	4,260,768
	2022	496,154	—	11,197,900	420,000	16,330	12,130,384
Ondrej Vlcek[4] *Former President*	2024	759,121	—	7,045,716	628,141	—	8,432,978
	2023	387,196	—	17,507,192	297,154	—	18,191,542

(1) The amounts shown in this column reflect the aggregate grant date fair value of RSUs and PRUs calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value of each award was determined based on the fair value of our common stock on the grant date except that the fair value of each PRU that contains a market condition was estimated using the Monte Carlo simulation model. For a discussion of the valuation methodology and the metrics used for PRUs and RSUs, see Note 15 of our Annual Report on Form 10-K and "Equity Incentive Awards" in the Compensation Discussion and Analysis Section, above. For details of the awards granted in FY24, see the table "Grants of Plan-Based Awards," below.

The table below sets forth the grant date fair value determined in accordance with ASC Topic 718 principles for the performance-related components of these awards. Also set forth below are the grant date fair values pertaining to the market-related component or the TSR adjustment, determined upon the grant dates and which are not subject to probable or maximum outcome assumptions. Additional details of assumptions used in the valuations of the awards are included in Note 15 of our Annual Report on Form 10-K.

Name	Maximum Outcome of Performance Conditions Fair Value for FY24 ($)	Market-Related Component Fair Value for FY24 ($)	Maximum Outcome of Performance Conditions Fair Value for FY23 ($)	Market-Related Component Fair Value for FY23 ($)	Maximum Outcome of Performance Conditions Fair Value for FY22 ($)	Market-Related Component Fair Value for FY22 ($)
Vincent Pilette	3,365,920	5,533,073	5,888,295	16,466,542	5,624,734	4,874,948
Natalie Derse	1,181,026	1,941,432	1,810,358	1,535,222	1,730,668	7,482,453
Bryan Ko	885,774	1,456,081	1,671,141	1,417,163	1,730,668	7,482,453
Ondrej Vlcek	1,771,531	2,912,133	4,053,513	9,614,245	—	—

(2) For fiscal year 2024, represents the named executive officer's annual bonus under the FY24 Executive Annual Incentive Plan, which was earned in fiscal year 2024 and paid in fiscal year 2025.

(3) The FY24 amounts are comprised of the following:

	Contribution Plans 401(k) ($)	Financial Planning Services ($)	Total ($)
Vincent Pilette	7,096	9,463	16,559
Natalie M. Derse	6,404	—	6,404
Bryan S. Ko	6,000	7,500	13,500
Ondrej Vlcek	—	—	—

(4) Mr. Vlcek's salary and non-equity incentive plan compensation has been converted from Czech koruna to US dollar using a pre-determined fixed FX rate (.04268) for FY24 and (.04457) for FY23. For FY23, the disclosed amount reflects Mr. Vlcek's earnings beginning from October 2022.

The following table shows for FY24, certain information regarding grants of plan-based awards to our named executive officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2024

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Vincent Pilette											
EAIP		—	1,187,500	2,375,000	—	—	—	—	—	—	—
RSU	5/10/23	—	—	—	—	—	—	260,319	—	—	4,487,900
PRU TSR	5/10/23	—	—	—	97,620	195,239	390,478	—	—	—	5,533,073
PRU Bookings Growth and Operating Margin (BGOM)	5/10/23	—	—	—	48,810	195,239	390,478	—	—	—	3,365,920
Natalie M. Derse											
EAIP		—	600,000	1,200,000	—	—	—	—	—	—	—
RSU	5/10/23	—	—	—	—	—	—	91,340	—	—	1,574,702
PRU TSR	5/10/23	—	—	—	34,253	68,505	137,010	—	—	—	1,941,432
PRU BGOM	5/10/23	—	—	—	17,126	68,505	137,010	—	—	—	1,181,026
Bryan S. Ko											
EAIP		—	424,000	848,000	—	—	—	—	—	—	—
RSU	5/10/23	—	—	—	—	—	—	68,505	—	—	1,181,026
PRU TSR	5/10/23	—	—	—	25,690	51,379	102,758	—	—	—	1,456,081
PRU BGOM	5/10/23	—	—	—	12,845	51,379	102,758	—	—	—	885,774
Ondrej Vlcek											
EAIP		—	738,989	1,477,978	—	—	—	—	—	—	—
RSU	5/10/23	—	—	—	—	—	—	137,010	—	—	2,362,052
PRU TSR	5/10/23	—	—	—	51,379	102,757	205,514	—	—	—	2,912,133
PRU BGOM	5/10/23	—	—	—	25,689	102,757	205,514	—	—	—	1,771,531

(1) The amounts shown in the "EAIP" rows represent potential cash bonus eligible to be earned under the Executive Annual Incentive Plan for FY24. For more information, see "Compensation Discussion and Analysis — Executive Annual Incentive Plan".

(2) The amounts shown in the "PRU TSR" and "PRU BGOM" rows represent the PRUs granted in fiscal 2024 under our 2013 Equity Incentive Plan with vesting conditions based on achievement levels of specific company performance and market conditions and service through the end of the applicable performance period. For more information, see "Compensation Discussion and Analysis — Equity Incentive Awards — Annual Equity Incentive Awards — FY24 Performance-based Restricted Stock Units."

(3) The amounts shown in the "RSU" rows represent the service-based RSUs granted in fiscal 2024 under our 2013 Equity Incentive Plan. The RSUs become fully vested over three years, with 33%, 33% and 34% vesting on May 1, 2024, May 1, 2025, and May 1, 2026, respectively, subject to service through the applicable vesting date. For more information, see "Compensation Discussion and Analysis — Equity Incentive Awards — Annual Equity Incentive Awards — FY24 Restricted Stock Units."

(4) Represents the grant date fair value of PRU and RSU awards, in each case, determined in accordance with FASB ASC Topic 718. See footnote (1) to the Summary Compensation Table for more information.

The following table shows for FY24, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

Outstanding Equity Awards at Fiscal Year End 2024

		Option Awards							Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive plan awards: number of securities underlying unexercised unearned	Option Exercise Price	Option Expiration	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested	Equity Incentive Plan Awards: Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested[1]
Vincent Pilette	05/10/2023	—	—	—	—	—	260,319[2]	5,831,146	—	—
	05/10/2023	—	—	—	—	—	—	—	390,478[3]	8,746,707
	05/10/2023	—	—	—	—	—	—	—	195,239[4]	4,373,354
	07/08/2022	—	—	—	—	—	114,005[5]	2,553,712	—	—
	07/08/2022	—	—	—	—	—	—	—	255,236[6]	5,717,286
	07/08/2022	—	—	—	—	—	—	—	255,236[7]	5,717,286
	07/08/2022	—	—	—	—	—	—	—	212,697[8]	4,764,413
	05/10/2021	—	—	—	—	—	60,480[9]	1,354,752	—	—
Natalie M. Derse	05/10/2023	—	—	—	—	—	91,340[2]	2,046,016	—	—
	05/10/2023	—	—	—	—	—	—	—	137,010[3]	3,069,024
	05/10/2023	—	—	—	—	—			68,505[4]	1,534,512
	05/10/2022	—	—	—	—	—	32,991[5]	738,998	—	—
	05/10/2022	—	—	—	—	—	—	—	73,862[6]	1,654,509
	05/10/2022	—	—	—	—	—	—	—	73,862[7]	1,654,509
	12/10/2021	—	—	—	—	—	—	—	104,626[8]	2,343,622
	05/10/2021	—	—	—	—	—	18,609[9]	416,842	—	—
Bryan S. Ko	05/10/2023	—	—	—	—	—	68,505[2]	1,534,512	—	—
	05/10/2023	—	—	—	—	—	—	—	102,758[3]	2,301,779
	05/10/2023	—	—	—	—	—	—	—	51,379[4]	1,150,890
	05/10/2022	—	—	—	—	—	30,454[5]	682,170	—	—
	05/10/2022	—	—	—	—	—	—	—	68,182[6]	1,527,277
	05/10/2022	—	—	—	—	—	—	—	68,182[7]	1,527,277
	12/10/2021	—	—	—	—	—	—	—	104,626[8]	2,343,622
	05/10/2021	—	—	—	—	—	18,609[9]	416,842	—	—
Ondrej Vlcek	05/10/2023	—	—	—	—	—	137,010[2]	3,069,024	—	—
	05/10/2023	—	—	—	—	—	—	—	205,514[3]	4,603,514
	05/10/2023	—	—	—	—	—	—	—	102,757[4]	2,301,757
	11/10/2022	—	—	—	—	—	139,808[10]	3,131,699	—	—
	10/10/2022	—	—	—	—	—	87,130[11]	1,951,712	—	—
	10/10/2022	—	—	—	—	—	—	—	195,068[6]	4,369,523
	10/10/2022	—	—	—	—	—	—	—	195,068[7]	4,369,523
	10/10/2022	—	—	—	—	—	—	—	162,557[8]	3,641,277

(1) The market value is calculated based on $22.40 per share, the fair value of our common stock on March 28, 2024 (the last trading day of FY24).

(2) These RSUs granted in fiscal 2024 vest over three years, with 33%, 33% and 34% vesting on May 1, 2024, May 1, 2025, and May 1, 2026, respectively, subject to service through the applicable vesting date.

(3) These PRUs granted in fiscal 2024 (TSR) have a three-year performance period from April 1, 2023 to April 3, 2026, and will vest based on achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY26. As of March 29, 2024, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(4) These PRUs granted in fiscal 2024 (BGOM) vest after the completion of a three-year period from April 1, 2024 to April 3, 2026, and will vest based on achievement of certain average bookings growth and non-GAAP operating margin performance, subject to service through the last day of FY26. As of March 29, 2024, the aggregate achievement of the performance metrics was trending between threshold and the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 100% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(5) These RSUs granted in fiscal 2023 vest over three years, with 33%, 33%, and 34% to vest on May 1, 2023, May 1, 2024, and May 1, 2025, respectively.

(6) These PRUs granted in fiscal 2023 (TSR) have a three-year performance period from April 2, 2022 to March 28, 2025, and will vest based on achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY25. As of March 29, 2024, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(7) These PRUs granted in fiscal 2023 (BGOM) vest after the completion of a three-year period from April 2, 2022 to March 28, 2025, and will vest based on achievement of certain average bookings growth and non-GAAP operating margin performance measured over a two-year period from FY24-FY25, subject to service through the last day of FY25. As of March 29, 2024, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, pursuant to SEC rules, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(8) These PRUs granted in fiscal years 2022 and 2023 (VCP) have a performance period ending April 3, 2026, and will vest based on achievement of certain share price appreciation with relative total shareholder return (rTSR) gates, subject to service through the last day of FY26. As of March 29, 2024, the aggregate achievement of the performance metrics was tracking at below the threshold level and, as a result, pursuant to SEC rules, the number of shares shown is 50% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(9) These RSUs granted in fiscal 2022 vest over three years, with 33%, 33% and 34% vesting on May 1, 2022, May 1, 2023, and May 1, 2024, respectively, subject to service through the applicable vesting date.

(10) These RSUs granted in fiscal 2023 cliff vest 100% on November 1, 2025, subject to service through the vesting date.

(11) These RSUs granted in fiscal 2023 vest over three years, with 33%, 33%, and 34% to vest on October 1, 2023, October 1, 2024, and October 1, 2025, respectively, subject to service through the applicable vesting date.

The following table shows for FY24, certain information regarding option exercises and stock vested during the last fiscal year with respect to our named executive officers:

Option Exercises and Stock Vested in Fiscal 2024

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Vincent Pilette	—	—	637,867	13,468,798
Natalie M. Derse	—	—	273,518	5,833,986
Bryan S. Ko	—	—	262,967	5,648,678
Ondrej Vlcek	—	—	91,554	1,820,527

(1) The number of shares and value realized for stock awards set forth above reflect (i) RSUs that vested and settled in FY24, and (ii) PRUs that vested at the end of the performance period in FY24 but were settled in FY25.

(2) The value realized upon vesting is based on (i) the fair value of our common stock upon vesting for RSUs, and (ii) the fair value of our common stock on March 28, 2024 (the last trading day of FY24) for PRUs.

(3) The RSUs represented includes 48,639 shares at 21.83 fair value assumed in the Avast merger, which vested and settled in FY24.

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended March 29, 2024.

Non-Qualified Deferred Compensation in Fiscal 2024

| | Non-Qualified Deferred Compensation | | | | |
Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions (#)	Aggregate Balance at Last Fiscal Year-End ($)[3]
Vincent Pilette	—	—	—	—	—
Natalie M. Derse	—	—	—	—	—
Bryan S. Ko	143,651	—	-26,142	—	672,404
Ondrej Vlcek	—	—	—	—	—

(1) The amount reflected includes FY24 salary contributions which is reported as "Salary" in the "Summary Compensation Table" for FY24.

(2) The amount reflected are not included in the Summary Compensation Table for FY24. These amounts consist of dividends, interest and change in market value attributed to each executive officer's entire account balance during FY24, which balance may include deferred compensation from previous periods. The amounts do not include the deferred compensation themselves.

(3) 416,273.45 of this amount was previously reported as "Salary" in the Summary Compensation Table in the Proxy Statements for prior Annual Meetings.

Prior to the start of FY24 (effective January 1, 2023), the Gen Digital Deferred Compensation Plan was frozen, meaning no new employees could participate in the plan and no future contributions could be made to the plan following such date. Deferrals in the Deferred Compensation Plan will continue to be maintained on behalf of each participant. See below for the plan design construct prior to the freeze date (January 1, 2023).

Employees located in the US with a base salary of $180,000 or greater, including each of the named executive officers, were eligible to participate in the Gen Digital Deferred Compensation Plan (the Deferred Compensation Plan). The Deferred Compensation Plan provides for the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year and up to 100% of sales commissions as a separate election. Variable pay included annual incentive plan and commission payments. Deferral elections must be made prior to the beginning of a calendar year and cannot be revoked as of the day immediately prior to commencement of that year. Participants had the opportunity to elect each year whether to receive that year's deferrals upon a specified date or upon termination of employment, and the form of payment elected will be honored regardless of a participant's length of service.

The Deferred Compensation Plan is "unfunded," and all deferrals are general assets of Gen. Amounts deferred by each participant under the Deferred Compensation Plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the Deferred Compensation Plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the Deferred Compensation Plan include the investment funds available under our 401(k) plan as well as additional asset classes. Each participant may change their measurement fund selections on a daily basis. The Deferred Compensation Plan requires that benefits accumulated in the bookkeeping accounts for each participant not meeting a 5-year service requirement be distributed to the participant following his or her termination of employment with us for any reason. If a 5-year service requirement is met, accumulated benefits in the participant's account will be distributed according to the participant's designated payment election.

Upon first entering the Deferred Compensation Plan, a participant has the option to make a one-time election, which will apply to all future account balances to determine how they will be paid in the event of a change in control. By making the one-time election a participant will receive all remaining account balances in a lump sum in the month following the month of termination, if termination occurs within two (2) years following a change in control. If a participant's employment ended before the change in control, any remaining balances will be distributed in a lump sum within 90 days of the change in control.

Effective January 1, 2023, the Gen Digital Deferred Compensation Plan was frozen, meaning no new employees could participate in the plan and no future contributions could be made to the plan following such date.

Potential Payments Upon Termination or Change-in-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to our named executive officers in the case of their termination of employment and/or a change in control of Gen. For information regarding potential payouts upon termination under the Deferred Compensation Plan, in which certain of our executive officers participate, see "Non-Qualified Deferred Compensation in Fiscal 2024" above.

Gen Digital Executive Retention Plan

In January 2001, the Board approved the Gen Digital Executive Retention Plan, to address terminations of employment resulting from a change in control of Gen, which was most recently in January 2021. Under the terms of the plan, all equity compensation awards (including, among others, stock options, PRUs, and RSUs) granted by Gen to its

Section 16(b) officers (including our named executive officers) would become fully vested (at target or to the extent of achievement for PRUs) and, if applicable, exercisable following a change in control of Gen (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.

The plan also provides for the payment of a cash severance benefit for our named executive officers equal to one times such officer's base salary and target payout under the Executive Annual Incentive Plan applicable to such named executive officer in the circumstances described above (i.e., following a change in control of Gen after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control).

Gen Digital Executive Severance Plan

In April 2012, the Compensation and Leadership Development Committee adopted the Gen Digital Executive Severance Plan to provide severance benefits to vice presidents and above of Gen as well as certain other designated employees, which was amended and restated by the Board in January 2021. To receive benefits under the plan, participants must (i) be involuntarily terminated from active employment other than for cause (as defined in the plan); (ii) not be terminated due to the sale of a business, part of a business, divestiture or spin-off and offered employment upon terms and conditions substantially identical to those in effect immediately prior to such sale, divestiture or spin-off; and (iii) not be entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Gen.

Under the terms of the plan, a participant will receive severance payments equal to one times the sum of his or her base salary in effect at the time of his or her involuntary termination, COBRA premiums for the duration of the severance pay (12 months), and six months of outplacement services, including counseling and guidance. The participant is solely responsible for all COBRA premiums for his or her continuation coverage. In addition, the participant will receive an additional payment equivalent to 75% of the participant's prorated target cash incentive award under the Executive Annual Incentive Plan in effect for such fiscal year if the participant was terminated in the second half of the fiscal year or after the end of the fiscal year but prior to payment, and was employed in good standing for a minimum of six (6) months prior to his or her termination date.

Payment of such severance benefits is subject to the participant returning a release of claims against Gen.

Death and Disability Acceleration under Award Agreements

Consistent with the practice of many of our peers and to encourage our employees to remain employed with us, all of our PRU and RSU grants (including PRUs and RSUs granted to our NEOs), provide for accelerated vesting in full upon death or disability, with PRUs vesting at target.

Vlcek Transition Agreement

In June 2024, in connection from his departure as President and to ensure an orderly transition, Mr. Vlcek entered into an agreement with the Company, which supersedes any prior employment agreement Mr. Vlcek previously had with the Company, which provides for compensation in consideration for certain consulting services and his service on the Board, as more fully described in the section above in the Compensation Discussion and Analysis entitled "Vlcek Departure."

Vincent Pilette

The following table summarizes the value of the payouts to Mr. Pilette pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 28, 2024 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $22.40 on March 28, 2024 (the last trading day of FY24)):

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services ($)[1]	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	1,840,625	32,865	23,016	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	2,137,500			—	9,739,610	29,969,744
Termination Due to Death or Disability	—			—	9,739,610	29,969,744

(1) Reflects the Company's best estimate as to the maximum amount of outplacement services.

Natalie Derse

The following table summarizes the value of the payouts to Ms. Derse pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 28, 2024 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $22.40 on March 28, 2024 (the last trading day of FY24)):

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	1,050,000	32,240	23,016	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	1,200,000			—	3,201,856	11,249,795
Termination Due to Death or Disability	—			—	3,201,856	11,249,795

(1) Reflects the Company's best estimate as to the maximum amount of outplacement services.

Bryan Ko

The following table summarizes the value of the payouts to Mr. Ko pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 28, 2024 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $22.40 on March 28, 2024 (the last trading day of FY24)):

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	848,000	35,063	23,016	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	954,000			—	2,633,524	10,355,318
Termination Due to Death or Disability	—			—	2,633,524	10,355,318

(1) Reflects the Company's best estimate as to the maximum amount of outplacement services.

Ondrej Vlcek

The following table summarizes the value of the payouts to Mr. Vlcek pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 29, 2024 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $22.40 on March 28, 2024 (the last trading day of FY24)). The table below does not reflect the amount that Ondrej Vlcek will actually receive pursuant to his Transition Agreement in connection with his departure on June 13, 2024, as more fully described in the section above in the Compensation Discussion and Analysis entitled "Vlcek Departure" as Mr. Vlcek entered into the Transition Agreement following FY24.

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PRU Vesting ($)
Involuntary Termination Upon Termination Without Cause	1,293,231	—	23,016	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	1,477,978			—	8,152,435	16,255,568
Termination Due to Death or Disability	—			—	8,152,435	16,255,568

(1) As a Czech Republic citizen, Mr. Vlcek is not entitled to COBRA premiums.

(2) Reflects the Company's best estimate as to the maximum amount of outplacement services.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the ratio of the annual total compensation of Mr. Pilette, our CEO, to the median of the annual total compensation of our employees, and have annualized his base salary as required under Item 402(u) of Regulation S-K. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Our compensation programs and reward offerings are designed to reflect local market practices across our global operations, which have grown significantly over the past few years. As of March 29, 2024, we employed 3,551 employees globally, with approximately 29% based in the United States and 71% based outside of the United States.

Pay Ratio:

- Mr. Pilette's FY24 annual total compensation was $15,362,827, which was calculated in the same manner as the amounts reported in the "Total" column of the "2024 Summary Compensation Table" in this proxy statement.
- The FY24 annual total compensation of our median employee (other than our CEO) was $81,892.
- Based on this information, the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 188 to 1.

Identification of the Median Employee:

For purposes of identifying our median employee, we used our global employee population as of March 29, 2024, identified based on our global human resources system of record, inclusive of all regular employees employed by Gen as of that date. We used total direct compensation as our consistently applied compensation measure. In this context, total direct compensation is the sum of the value of base salary or wages earned, which has been annualized with respect to permanent employees, the annual incentive target amount or annual commission target amount in effect as of March 29, 2024, and the grant date fair value of all equity awards granted during FY24, excluding the value of any modifications. Cash compensation figures were converted from local currency to U.S. dollars using the exchange rate Gen used for FY24 internal budgeting purposes. We did not make any cost-of-living adjustments or utilize the de minimis exemption to eliminate countries representing no more than 5% of our global population in the aggregate as allowed by SEC rules.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer (PEO) and non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (Pay Versus Performance Rules) and does not necessarily reflect how the Compensation and Leadership Development Committee evaluates compensation decisions.

Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO[2][3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs[2][4] (e)	Value of Initial Fixed $100 Investment Based On:[5] Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income (in millions) (h)	Net Revenue Growth (by percentage)[6] (i)
2024	$15,362,827	$29,300,356	$ 6,219,954	$11,536,695	$134	$293	$ 616	14%
2023	$25,291,365	$ 5,686,393	$ 9,006,551	$ (105,381)	$100	$201	$1,349	19%
2022	$13,517,505	$20,734,811	$12,126,077	$18,159,360	$154	$210	$ 836	10%
2021	$13,829,574	$24,198,283	$ 4,001,474	$ 5,238,020	$120	$177	$ 554	11%

(1)   The following table lists the PEO and non-PEO NEOs for each of fiscal years 2021, 2022, 2023 and 2024.

	PEO	Non-PEO NEOs
2024	Vincent Pilette	Ondrej Vlcek, Natalie Derse, and Bryan Ko
2023	Vincent Pilette	Ondrej Vlcek, Natalie Derse, and Bryan Ko
2022	Vincent Pilette	Natalie Derse and Bryan Ko
2021	Vincent Pilette	Natalie Derse, Matthew Brown, Samir Kapuria and Bryan Ko

(2)   The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Executive Compensation and Related Information — Executive Compensation Tables — Summary Compensation Table" for additional information).

(3)   The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to Mr. Pilette in accordance with the Pay Versus Performance Rules:

	Summary Compensation Table Total for PEO	Pension Plan Adjustments Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Equity Award Adjustments Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2024	$15,362,827	N/A	N/A	$(13,386,893)	$17,963,298	$ 4,235,771	—	$ 4,261,074	—	$ 864,279	$29,300,356
2023	$25,291,365	N/A	N/A	$(23,336,211)	$10,908,779	$(5,774,617)	—	$(2,068,928)	—	$ 666,005	$ 5,686,393
2022	$13,517,505	N/A	N/A	$(11,437,131)	$15,110,461	$ 3,167,247	—	$ 356,090	—	$ 20,639	$20,734,811
2021	$13,829,574	N/A	N/A	$(10,278,897)	$10,181,749	—	—	$(1,467,399)	—	$11,933,256	$24,198,283

(4) The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our non-PEO NEOs in accordance with the Pay Versus Performance Rules.

| | Average Summary Compensation Table Total for Non-PEO NEOs | Pension Plan Adjustments | | Stock Awards | Equity Award Adjustments | | | | | | Average Compensation Actually Paid to Non-PEO NEOs |
		Change in Pension Value	Pension Service Cost		Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	
2024	$ 6,219,954	N/A	N/A	$ (5,088,586)	$ 6,828,155	$ 2,218,641	$0	$1,122,822	$0	$ 235,709	$11,536,695
2023	$ 9,006,551	N/A	N/A	$ (8,173,767)	$ 5,095,792	$(5,796,603)	$0	$ (517,328)	$0	$ 279,974	$ (105,381)
2022	$12,126,077	N/A	N/A	$(11,197,900)	$13,885,671	$ 1,213,977	$0	$1,000,832	$0	$1,130,703	$18,159,360
2021	$ 4,001,474	N/A	N/A	$ (2,908,394)	$ 1,991,444	$ (9,777)	$0	18,076	$0	$2,145,197	$ 5,238,020

(5) In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group total shareholder return (Peer Group TSR) is determined based on the value of an initial fixed investment of $100 on April 4, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the S&P Information Technology Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended March 29, 2024.

(6) We have determined that Net Revenue Growth is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for fiscal year 2024, to company performance (Company Selected Measure (as defined in the Pay Versus Performance Rules)). "Net Revenue Growth" refers to the percentage of year-over-year growth in annual GAAP net revenue.

Required Tabular Disclosure of Most Important Measures

In accordance with the Pay Versus Performance Rules, the following table lists the most important financial and non-financial performance measures that, in the Company's assessment, represent the most important performance measures used to link "compensation actually paid" to our NEOs, for fiscal year 2024, to company performance, as further described in our Compensation Discussion and Analysis within the sections titled "Executive Compensation and Related Information — Executive Compensation Summary — FY24 Performance Highlights and Pay for Performance Alignment" (see page 60), "Executive Compensation and Related Information — Executive Compensation Summary — Compensation Components" (see page 63), "Executive Compensation and Related Information — Executive Compensation Summary — Executive Annual Incentive Plan (EAIP)" (see page 67), and "Executive Compensation and Related Information — Executive Compensation Summary — Equity Incentive Awards" (see page 70).

Most Important Performance Measures

Net Revenue Growth
Non-GAAP Operating Income
Non-GAAP Operating Margin
Relative Total Shareholder Return
Absolute Total Shareholder Return
Bookings Growth

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to our NEOs aligns with the Company's financial performance as measured by our TSR, our Peer Group TSR, our net income, and Net Revenue Growth:









Certain Relationships and Related Transactions

Related-Person Transactions Policy and Procedure

Gen has adopted a written related person transactions policy which provides for Gen's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Gen and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Gen executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Gen's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers if: (1) the compensation is required to be reported in Gen's proxy statement, or (2) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the proxy statement if the executed officer was a named executive officer, and Gen's Compensation and Leadership Development Committee approved (or recommended that the Board approve) such compensation;

- any compensation paid to a director if the compensation is required to be reported in Gen's proxy statement;

- any transaction with another company at which a related person is a director or an employee (other than an executive officer) or beneficial owner of less than 10% of that Company's shares or as a limited partner holding interests of less than 10% in the limited partnership (or similar interests in an alternative form of equity), if the aggregate amount involved does not exceed the greater of $500,000, or 5% of that company's (or another entity's) total annual consolidated gross revenues;

- any transaction where the related person's interest arises solely from the ownership of Gen's common stock and all holders of Gen's common stock received the same benefit on a pro rata basis (e.g. dividends);

- any charitable contribution, grant or endowment by Gen or the Gen Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $120,000 or 5% of the annual consolidated gross revenues of such charitable organization, foundation or university, or any non- discretionary matching contribution, grant or endowment made pursuant to a matching gift program;

- any transaction with a related person where (I) the rates or charges involved are determined by competitive bids, (ii) involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority, or (iii) involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and

- indemnification payments and other payments made pursuant to directors and officers insurance policies, Gen's Certificate of Incorporation or Bylaws then in effect, or any policy, agreement or instrument approved by the Board.

Under the policy, members of Gen's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Gen's Code of Conduct or other Gen policies and procedures and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, amend, terminate or rescind the transaction.

Certain Related Party Transactions
Transactions with Starship Enterprise, a.s.

Prior to the Avast Merger, Avast leased its Prague headquarters property from Starship, which is partially owned by a member of the Board, Mr. Pavel Baudis. Mr. Baudis has a 36% ownership interest in Starship. Following the Avast Merger, Gen continues to lease its Prague headquarters property from Starship. The lease will terminate on August 3, 2024 and provides for rent of approximately $4 million per year. Mr. Baudis is a member of the board of directors of Starship but does not have any direct involvement in our business relationship with Starship. Gen paid Starship approximately $5.4 million for the fiscal year ended March 29, 2024.

Report of the Audit Committee

The information contained in the following report of Gen's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current Nasdaq listing standards, and operates under a written charter, which was most recently amended by the Board on June 27, 2023. The Audit Committee oversees Gen's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Gen's Annual Report on Form 10-K for the fiscal year ended March 29, 2024 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Gen's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Gen's accounting principles and discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence.

The Audit Committee discussed with Gen's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Gen's internal controls, and the overall quality of Gen's financial reporting. The Audit Committee also received the report of management contained in Gen's Annual Report on Form 10-K for the fiscal year ended March 29, 2024, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Gen's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Gen's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2025.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Gen's Annual Report on Form 10-K for the fiscal year ended March 29, 2024 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

> Eric K. Brandt (Chair)
> Frank E. Dangeard
> Nora M. Denzel
> Emily Heath

Information About Solicitation and Voting

This proxy is solicited on behalf of the Board for use at the Annual Meeting, which will be conducted via live webcast on September 10, 2024, at 9:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at investor.gendigital.com.

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the Annual Meeting, management will report on the performance of Gen and respond to questions from stockholders.

What proposals are scheduled to be voted on at the Annual Meeting?

Stockholders will be asked to vote on the following proposals:

1. Election to the Board of the eight nominees named in this proxy statement;

2. Ratification of the appointment of KPMG as our independent registered public accounting firm for the 2025 fiscal year;

3. An advisory vote to approve executive compensation; and

4. To approve the amendment and restatement of our 2013 Equity Incentive Plan.

If any other business properly comes before the Annual Meeting or any adjournment or postponement thereof, you will be voting on those items as well.

What is the recommendation of the Board on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board recommends that you vote FOR each of the nominees to the Board (Proposal No. 1); FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2025 fiscal year (Proposal No. 2); FOR the approval of compensation to our named executive officers (Proposal No. 3); and FOR the approval of amendment and restatement of our 2013 Equity Incentive Plan (Proposal No. 4).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Gen, and we have not received notice of any such proposals. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board would have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Stockholders as of the record date for the Annual Meeting, July 15, 2024, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were 615,205,547 shares of Gen common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Stockholder of Record: Shares Registered in Your Name

If on July 15, 2024, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote over the internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

For questions regarding your stock ownership, you may contact our transfer agent, Computershare Investor Services, by email through their website at www.computershare.com/contactus or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on July 15, 2024, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a stockholder of record, you may:

- vote at the Annual Meeting — to participate in and vote at the Annual Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials;

- vote via the internet or via telephone — instructions are shown on your Notice of Internet Availability of Proxy Materials or proxy card; or

- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the internet or by telephone must be received by 11:59 p.m., Eastern Time, on September 9, 2024. Submitting your proxy, whether via the internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to virtually attend the Annual Meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still virtually attend the Annual Meeting if you have already voted by proxy.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you virtually attend and vote at the Annual Meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the Annual Meeting and voted "abstain") are counted for purposes of determining whether a quorum is present and have no effect on the election of directors. For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present and have no effect on the matters voted upon. If you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote your shares on any of the proposals, except for Proposal No. 2, ratification of the appointment of KPMG as our independent public accounting firm for the 2025 fiscal year. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to virtually attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal No. 1.* Each director must be elected by a majority of the votes cast, meaning the votes "FOR" a director must exceed the number of votes "AGAINST" a director.
- *Proposal Nos. 2, 3 and 4.* Approval of each of Proposal Nos. 2, 3 and 4 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on these proposals at the Annual Meeting and virtually attending the Annual Meeting or represented by proxy.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you vote over the internet or by telephone, please follow the instructions included on the Notice of Internet Availability of Proxy Materials, proxy card or proxy materials on how to vote over the internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non- votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

Who is paying for this proxy solicitation?

Gen is paying the costs of the solicitation of proxies. We have retained D.F. King & Co., Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of approximately $10,000, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

What does it mean if I receive more than one proxy card or Notice of Internet Availability?

If you receive more than one proxy card or Notice of Internet Availability of Proxy Materials, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on your proxy card or Notice of Internet Availability of Proxy Materials on how to access each proxy card and vote each proxy card over the internet or by telephone. If you received paper proxy materials by mail, you can also complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may change your vote or revoke your proxy by:

- delivering to the Corporate Secretary of Gen (by any means, including facsimile) a written notice stating that the proxy is revoked;
- signing and delivering a proxy bearing a later date;

- voting again over the internet or by telephone; or
- virtually attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if you are a beneficial owner and you wish to change or revoke your proxy, you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Annual Meeting, by virtually attending and voting at the Annual Meeting.

How can I attend the Annual Meeting and submit questions?

To attend the Annual Meeting and submit your questions prior to or during the Annual Meeting, please visit www.virtualshareholdermeeting.com/GEN2024. To participate in the Annual Meeting or to submit questions in advance of the Annual Meeting, you will need the 16-digit control number included with your proxy materials, on your proxy card, Notice of Internet Availability of Proxy Materials or on the instructions that accompanied your proxy materials.

What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the customer support numbers which will be shown on the virtual shareholder meeting site approximately 30 minutes before the start of the Annual Meeting.

Why are you not holding the Annual Meeting in a physical location?

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders. Hosting a virtual meeting will enable increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format allows us to communicate effectively with you via a pre-meeting forum that you can enter by visiting www.virtualshareholdermeeting.com/GEN2024.

How can I get electronic access to the proxy materials?

The proxy materials will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where can I find the voting results?

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *investor.gendigital.com*. The final results will be tallied by the inspector of elections and filed with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

Additional Information

Stockholder Proposals for the 2025 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting (but Not Included in Our Proxy Statement). Gen's Bylaws provide that, for stockholder nominations to the Board or other proposals that are not included in our proxy statement to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Corporate Secretary.

To be timely for the 2025 Annual Meeting of Stockholders, a stockholder's notice must be delivered to our Corporate Secretary at our principal executive offices between May 13, 2025 and June 12, 2025 (or, if the 2025 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 60 calendar days after the anniversary of the date of the 2024 Annual Meeting, then by no later than the 10th day following the day of our public announcement of the date of the 2025 Annual Meeting of Stockholders). A stockholder's notice to the Corporate Secretary must include the information required by Gen's Bylaws and comply with all other requirements set forth in Gen's Bylaws.

Requirements for Stockholder Director Nominations to be Considered for Inclusion in Our Proxy Statement Pursuant to Proxy Access. Under Gen's Bylaws, written notice of stockholder nominations to the Board of Directors that are to be included in the proxy statement pursuant to the proxy access provisions of Gen's Bylaws must be delivered to our Corporate Secretary not later than March 31, 2025 nor earlier than March 1, 2025 (or, if the 2025 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 30 calendar days after the anniversary of the date of the 2024 Annual Meeting, then by the later of the close of business on the date that is 180 days prior to the date of the annual meeting or the close of business on the 10th day following the day of our public announcement of the date of the 2025 Annual Meeting of Stockholder). A stockholder's notice to the Corporate Secretary must include the information required by Gen's Bylaws and comply with all other requirements set forth in Gen's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials. Stockholder proposals submitted pursuant to SEC Rule 14a-8 under the Exchange Act and intended to be presented at Gen's 2025 Annual Meeting of Stockholders generally must be received by us not later than March 31, 2025 in order to be considered for inclusion in Gen's proxy materials for that meeting, and must comply with all the requirements of Rule 14a-8.

Requirements for Stockholder Solicitation of Proxies in Support of Director Nominees Other than Company Nominees. In addition to satisfying the provisions in our Bylaws relating to nominations of director candidates, including the deadline for written notices, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Gen nominees must comply with the additional requirements of SEC Rule 14a-19.

Available Information

Gen will mail without charge, upon written request, a copy of Gen's annual report on Form 10-K for fiscal year 2024, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested.

Requests should be sent to:

Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Investor Relations

The Annual Report is also available at *investor.gendigital.com*.

Householding – Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are Gen stockholders will be "householding" our annual report and proxy materials. A single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free 1-866-540-7095, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Gen will promptly deliver a separate copy of the annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the annual report and other proxy materials, you may write or call Gen's Investor Relations department at 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Investor Relations, telephone number (650) 527-8000.

Any stockholders who share the same address and currently receive multiple copies of Gen's annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Gen's Investor Relations department at the address or telephone number listed above.

Other Matters

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Note About Forward-Looking Statements

In this proxy statement, Gen has disclosed information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Forward-looking statements may appear throughout this proxy statement. In some cases, you can identify these forward-looking statements by the use of terms such as "believe," "will," "expect" "anticipate," "estimate," "intend," "strategy," "future," "plan," "may," "should," "would," and "continue to," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward- looking. All statements other than statements of historical fact are statements that could be deemed forward- looking statements, including, but not limited to statements regarding our business strategy, governance and stockholder engagement practices, equity plan proposal and expected share usage, ESG initiatives and executive compensation program. Forward- looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Information Referenced in this Proxy Statement

The content of the websites referred to in this proxy statement are not incorporated by reference into this proxy statement.

Annex A

Reconciliation of Non-GAAP Financial Measures and Explanation of Key Performance Indicators

This proxy statement contains references to non-GAAP EPS, non-GAAP operating income and non-GAAP operating margin, which are adjusted from results based on GAAP, as well as references to certain key performance indicators. These measures are provided to enhance the user's understanding of our prospects for the future. Our management team uses these measures in assessing Gen's performance, as well as in planning and forecasting future periods.

Reconciliation of GAAP to non-GAAP measures (in millions, except per share amounts)

Non-GAAP EPS, non-GAAP operating income and non-GAAP operating margin are not computed according to GAAP and the method we use to compute these non-GAAP financial measures may differ from the method used by other companies. Such measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Please see below for the GAAP to non-GAAP reconciliation of these measures.

	Year Ended	
	March 29, 2024	March 31, 2023
Diluted net income (loss) per share (GAAP)	$ 0.96	$ 2.16
Adjustments to diluted net income (loss) per share		
Contract liabilities fair value adjustment	—	$ 0.00
Stock-based compensation	$ 0.21	$ 0.20
Amortization of intangible assets	$ 0.72	$ 0.49
Restructuring and other costs	$ 0.09	$ 0.11
Acquisition and integration costs	$ 0.04	$ 0.12
Litigation costs	$ 0.65	$ 0.05
Other	$ —	$ 0.03
Non-cash interest expense	$ 0.04	$ 0.03
Loss (gain) on extinguishment of debt	$ —	$ 0.01
Loss (gain) on equity investments	$ 0.06	
Loss (gain) on sale of properties	$ (0.01)	$ —
Total adjustments to GAAP income (loss) before income taxes	$ 1.80	$ 1.04
Adjustment to GAAP provision for income taxes	$ (0.80)	$ (1.41)
Total adjustment to income (loss), net of taxes	$ 1.00	$ (0.37)
Incremental dilution effect	$ —	$ 0.01
Diluted net income (loss) per share (Non-GAAP)	$ 1.96	$ 1.81
Operating income (loss)	$1,122	$1,227
Contract liabilities fair value adjustment	—	$ 2
Stock-based compensation	$ 138	$ 123
Amortization of intangible assets	$ 462	$ 308
Restructuring and other costs	$ 57	$ 69
Acquisition and integration costs	$ 24	$ 77
Litigation costs	$ 418	$ 29
Operating income (loss) (Non-GAAP)	$2,221	$1,835
Net Revenues	$3,812	$3,338

	Year Ended	
	March 29, 2024	**March 31, 2023**
Operating margin	29.4%	36.8%
Operating margin (Non-GAAP)	58.3%	54.9%
Operating cash flow (GAAP)	$2,064	$ 757
Purchases of property and equipment	$ (20)	$ (6)

Explanation of key performance indicators

Bookings: Bookings are defined as customer orders received that are expected to generate net revenues in the future. We present the operational metric of bookings because it reflects customers' demand for our products and services and to assist readers in analyzing our performance in future periods.

Direct customer count: Direct customer count is defined as active paid users of our products and solutions who have a direct billing and/or registration relationship with us at the end of the reported period. Average direct customer count presents the average of the total number of direct customers at the beginning and end of the applicable period. We exclude users on free trials from our direct customer count. Users who have indirectly purchased and/or registered for our products or solutions through partners are excluded unless such users convert or renew their subscription directly with us or sign up for a paid membership through our web stores or third-party app stores.

Direct average revenues per user (ARPU): ARPU is calculated as estimated direct customer revenues for the period divided by the average direct customer count for the same period, expressed as a monthly figure. We monitor ARPU because it helps us understand the rate at which we are monetizing our consumer customer base.

Retention rate: Retention rate is defined as the percentage of direct customers as of the end of the period from one year ago who are still active as of the most recently completed fiscal period. We monitor the retention rate to evaluate the effectiveness of our strategies to improve renewals of subscriptions.

The methodologies used to measure these metrics require judgment and are also susceptible to algorithms or other technical errors. We continually seek to improve our estimates of our user base, and these estimates are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

Annex B

GEN DIGITAL INC.
EQUITY INCENTIVE PLAN

Amended and Restated on July 26, 2024

1.   *Purpose*. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent, Subsidiaries and Affiliates, by offering them an opportunity to participate in the Company's future performance through awards of Options, Stock Appreciation Rights, Restricted Stock Units, and Restricted Stock Awards. Capitalized terms not defined in the text are defined in Section 30.

2.   *Shares Subject to the Plan*.

2.1   *Number of Shares Available*. Subject to Sections 2.2 and 19, the total number of Shares reserved and available for grant and issuance pursuant to this Plan will be 33,709,378 Shares.

Subject to Sections 2.2 and 19, Shares that: (a) are subject to issuance upon exercise of an Option but cease to be subject to such Option for any reason other than exercise of such Option; (b) are subject to an Award granted hereunder but are forfeited or are repurchased by the Company at the original issue price; or (c) are subject to an Award that otherwise terminates without Shares being issued will again be available for grant and issuance in connection with future Awards under this Plan. The following Shares may not again be made available for future grant and issuance as Awards under the Plan: (i) Shares that are withheld to pay the Exercise or Purchase Price of an Award or to satisfy any tax withholding obligations in connection with an Award, (ii) previously issued Shares tendered by the Participant to pay the Exercise or Purchase Price of an Award or to satisfy any tax withholding obligations in connection with an Award, (iii) Shares not issued or delivered as a result of the net settlement of an outstanding Option or SAR or (iv) shares of the Company's Common Stock repurchased on the open market with the proceeds of an Option Exercise Price. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.2   *Adjustment of Shares*. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration or there is a change in the corporate structure (including, without limitation, a spin-off), then (a) the number of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, (b) the Exercise Prices of and number of Shares subject to outstanding Options and SARS, (c) the maximum number of Shares that may be issued as ISOs set forth Section 5.8, (d) the number of Shares that may be granted pursuant to Section 3.1 below, (e) the Purchase Price and number of Shares subject to other outstanding Awards (other than Options and SARs which are provided for in (b) above), and (f) the number of Shares that are granted as Awards to Non-Employee Directors as set forth in Section 6 will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share will not be issued but will be rounded down to the nearest whole Share, and may be replaced by a cash payment equal to the Fair Market Value of such fraction of a Share, as determined by the Committee. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 shall not include Shares subject to Awards that initially became available because of the assumption and substitution clause in Section 19.2.

In the event of an extraordinary cash dividend by the Company, the Committee, in its sole discretion, may, in lieu of the any of the methods of adjustments set forth above, determine that: (a) Participants holding outstanding RSUs will be entitled to receive a cash payment, with respect to each Share subject to such

Awards, in an amount equal to the per-Share extraordinary cash dividend amount, provided, however, that unless determined otherwise by the Committee, any cash payment or new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) that the Participant has the right to receive with respect to the Participant's unvested RSUs pursuant to this clause (a) shall be issued subject to (i) the same vesting requirements applicable to the Participant's unvested RSUs and (ii) may be issued subject to such escrow arrangements as the Committee may deem appropriate, as set forth in Section 15, and/or (b) the Exercise Price of outstanding Options and SARs may be reduced by an amount equal to the per-Share extraordinary cash dividend amount, provided, however, that, subject to applicable law, including but not limited to Section 409A of the Code, the Committee may, in its sole discretion, determine that a cash payment shall be made to a Participant holding an Option or SAR partially or entirely in lieu of such a reduction in Exercise Price on a per-Share cent-for-cent basis.

3.   *Eligibility and Minimum Vesting*.

3.1   ISOs (as defined in Section 5 below) may be granted only to employees (including officers and directors who are also employees) of the Company or of a Parent or Subsidiary of the Company. All other Awards may be granted to employees, officers, directors, consultants, independent contractors and advisors (each an "Eligible Individual") of the Company or any Parent, Subsidiary or Affiliate of the Company; provided such consultants, contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. No Eligible Individual will be eligible to receive more than 2,000,000 Shares in any calendar year under this Plan, pursuant to the grant of Awards hereunder, other than new employees of the Company or of a Parent or Subsidiary of the Company (including new employees who are also officers and directors of the Company or any Parent or Subsidiary of the Company), who are eligible to receive up to a maximum of 3,000,000 Shares in the calendar year in which they commence their employment. For purposes of these limits only, each Restricted Stock Unit settled in Shares (but not those settled in cash), shall be deemed to cover one Share. Subject to the provisions of the Plan, the Committee may from time to time, select among the Eligible Individuals, those to whom Awards shall be granted and determine the nature and amount of each Award. No Eligible Individual shall have any right, by virtue of this Plan to receive an Award. An Eligible Individual may be granted more than one Award under this Plan.

3.2   All Awards granted under the Plan after the Company's 2024 Annual Meeting of Stockholders must be subject to a minimum one-year vesting period following grant, with no portion of any Award vesting prior to the end of such one-year vesting period; provided, however, that up to 5% of the Shares available for future distribution under this Plan following the 2024 Annual Meeting may be granted pursuant to Awards without such minimum vesting requirement and such requirement shall not prevent the acceleration of vesting pursuant to Sections 4 and 19 hereof or under policies or contracts that provide for acceleration of vesting in connection with a corporate transaction or termination of employment or services. In addition, any awards assumed or substituted in connection with an acquisition and awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of stockholders (which is at least 50 weeks after the immediately preceding year's annual meeting of stockholders) shall not be subject to this minimum vesting requirement.

4.   *Administration*.

4.1   *Committee Authority*. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. Without limitation, the Committee will have the authority to:

(a)   construe and interpret this Plan, any sub-plan, Award Agreement and any other agreement or document executed pursuant to this Plan;

(b)   prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c)   select Eligible Individuals to receive Awards;

(d) determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder, including, but not limited to, the Exercise Price, the time or times when Awards may vest or be exercised (which may be based on Performance Factors), and any vesting acceleration or waiver of forfeiture restrictions;

(e) grant Awards and determine the number of Shares or other consideration subject to Awards;

(f) determine the Fair Market Value in good faith, if necessary;

(g) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate of the Company;

(h) to the extent permitted by applicable law, accelerate the vesting, exercisability and payment of Awards, extend the exercisability and settlement of Awards, and grant waivers of Plan or Award conditions;

(i) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(j) amend any Award Agreements executed in connection with this Plan;

(k) determine whether the performance goals under any performance-based Award have been met and whether a performance-based Award has been earned;

(l) adjust, reduce or waive any criteria with respect to Performance Factors;

(m) determine whether, to what extent an Award may be canceled, forfeited, or surrendered;

(n) adopt terms and conditions, rules and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to accommodate requirements of local law and procedures outside of the United States;

(o) make all other determinations necessary or advisable for the administration of this Plan, any sub-plan or Award Agreement;

(p) delegate any of the foregoing as permitted by applicable law to one or more executive officers pursuant to a specific delegation, in which case references to "Committee" in this Section 4.1 will refer to such delegate(s), except with respect to Insiders.

4.2 *Committee Discretion*. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan. To the extent permitted by applicable laws, the Committee may delegate to one or more officers of the Company the authority to grant an Award under this Plan to Participants who are not Insiders of the Company.

4.3 *Administration of Awards Subject to Performance Factors*. The Committee will, in its sole discretion, determine the Performance Factors applicable to any Award (including any adjustment(s) thereto that will be applied in determining the achievement of such Performance Factors) on or prior to the Determination Date. The Performance Factors may differ from Participant to Participant and from Award to Award. The Committee shall determine and certify in writing the extent to which such Performance Factors have been timely achieved and the extent to which the Shares subject to such Award have thereby been earned (which may be by approval of the minutes in which the certification was made).

4.4 *Section 16 of the Exchange Act*. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more "non-employee directors" (as defined in the regulations promulgated under Section 16 of the Exchange Act).

4.5   *Documentation*. The Award Agreement for a given Award, the Plan and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.   *Options*. An Option is the granting of a right, but not the obligation, to purchase Shares. The Committee may grant Options to Participants and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("ISOs") or Nonqualified Stock Options ("NQSOs"), the number of Shares subject to the Option, the Exercise Price of the Option (subject to Section 5.4 below), the circumstances upon and the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

5.1   *Form of Option Grant*. Each Option granted under this Plan will be evidenced by an Award Agreement which will expressly identify the Option as an ISO or an NQSO ("Stock Option Agreement"), and will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan. To the extent that any Option designated as an ISO in the Award Agreement fails to qualify as such under applicable law, it shall be treated instead as a NQSO.

5.2   *Date of Grant*. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless a later date is otherwise specified by the Committee at the time it acts to approve the grant. The Stock Option Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3   *Exercise Period*. Options will be exercisable within the times or upon the events determined by the Committee as set forth in the Stock Option Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of seven (7) years from the date the Option is granted; and provided further that no ISO granted to a person who directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary of the Company ("Ten Percent Stockholder") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for the exercise of Options to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of Shares as the Committee determines.

5.4   *Exercise Price*. The Exercise Price of an Option will be determined by the Committee when the Option is granted and may not be less than 100% of the Fair Market Value of the Shares on the date of grant; provided that the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than 110% of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 10 and the Award Agreement and in accordance with any procedures established by the Committee.

5.5   *Method of Exercise*. Options may be exercised only by delivery to the Company of a written or electronic notice or agreement of stock option exercise (the "Exercise Agreement") in a form approved by the Committee (which need not be the same for each Participant), stating the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant's investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price for the number of Shares being purchased and all applicable Tax-Related Items. Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.2. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6 *Termination of Participant*. Unless the Stock Option Agreement provides otherwise, exercise of an Option will always be subject to the following:

(a) If the Participant is Terminated for any reason except death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options are vested and exercisable upon the Termination Date no later than three (3) months after the Termination Date (or such shorter or longer time period not exceeding the original term of the Option as may be determined by the Committee, with any exercise beyond three (3) months after the Termination Date deemed to be an NQSO), but in any event, no later than the expiration date of the Options.

(b) If the Participant is Terminated because of Participant's death or Disability (or the Participant dies within three (3) months after a Termination other than because of Participant's Disability), then Participant's Options may be exercised only to the extent that such Options are vested and exercisable by Participant on the Termination Date and must be exercised by Participant (or Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date (or such shorter or longer time period not exceeding the original term of the Option as may be determined by the Committee, with any such exercise beyond (a) three (3) months after the Termination Date when the Termination is for any reason other than the Participant's death or Disability, or (b) twelve (12) months after the Termination Date when the Termination is for Participant's death or Disability, deemed to be an NQSO), but in any event no later than the expiration date of the Options.

5.7 *Limitations on Exercise*. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 *Limitations on ISOs*. The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under this Plan or under any other incentive stock option plan of the Company or any Affiliate, Parent or Subsidiary of the Company) will not exceed $100,000. If the Fair Market Value of Shares on the date of grant with respect to which ISOs are exercisable for the first time by a Participant during any calendar year exceeds $100,000, then the Options for the first $100,000 worth of Shares to become exercisable in such calendar year will be ISOs and the Options for the amount in excess of $100,000 that become exercisable in that calendar year will be NQSOs. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date of this Plan to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment. No more than 100,000,000 Shares will be issued pursuant to the exercise of ISOs under this Plan.

5.9 *Modification, Extension or Renewal*. The Committee may modify, extend or renew outstanding Options (but not beyond the original term of such Option) and authorize the grant of new Options in substitution therefor, provided that (a) any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted unless the Committee determines that such action is necessary or advisable to comply with applicable laws or facilitate the offering and administration of the Plan in view of such laws; (b) any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code; and (c) notwithstanding anything to the contrary elsewhere in the Plan, the Company is subject to Section 22 below with respect to any proposal to reprice outstanding Options.

5.10 *No Disqualification*. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code.

6.   *Non-Employee Director Equity Awards*.

6.1   *Types of Awards*. All Awards other than ISOs may be granted to non-employee directors under this Plan. Awards granted pursuant to this Section 6 may be automatically made pursuant to a policy adopted by the Board (as such policy may be amended from time to time by the Board) or made from time to time as determined in the discretion of the Board, or, if the authority to grant Awards to non-employee directors has been delegated by the Board, the Committee. No non-employee director may receive cash compensation and Awards under the Plan exceeding $900,000 in total combined value (as described below) in the aggregate in any calendar year. The value of Awards for purposes of complying with this maximum shall be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Black-Scholes valuation methodology on the date of grant of such Option or SAR and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted or cash payments made to an individual while he or she was serving in the capacity as an employee or while he or she was a consultant but not a non-employee director will not count for purposes of the limitations set forth in this Section 6.1.

6.2   *Eligibility*. Awards granted pursuant to this Section 6 shall be granted only to non-employee directors. Any non-employee director, including without limitation any non-employee director who is appointed as a member to the Board, will be eligible to receive an Award under this Section 6.

6.3   *Vesting, Exercisability and Settlement*. Except as set forth in Section 19, Awards granted pursuant to Section 6 shall vest, become exercisable and be settled as determined by the Board or, if the authority to make such determinations has been delegated by the Board, the Committee. With respect to Options and SARs, the Exercise Price of such Award granted to non-employee directors shall not be less than the Fair Market Value of the Shares at the time such Award is granted.

7.   *Restricted Stock Awards*. A Restricted Stock Award is an offer by the Company to issue Shares that are subject to restrictions. The Committee will determine to whom an offer will be made, the number of Shares the person may be issued or purchase, the Purchase Price (if any), the restrictions to which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the following:

7.1   *Restricted Stock Agreement*. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement (the "Restricted Stock Agreement"), which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan. A Participant can accept a Restricted Stock Award by signing and delivering to the Company the Restricted Stock Agreement, and full payment of the Purchase Price (if any) and all applicable withholding taxes, at such time and on such terms as required by the Committee. If the Participant does not accept the Restricted Stock Award at such time and on such terms as required by the Committee, then the offer of the Restricted Stock Award will terminate, unless the Committee determines otherwise.

7.2   *Purchase Price*. The Purchase Price (if any) for a Restricted Stock Award will be determined by the Committee, and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 10 of this Plan and as permitted in the Restricted Stock Agreement, and in accordance with any procedures established by the Company.

7.3   *Terms of Restricted Stock Awards*. Restricted Stock Awards will be subject to all restrictions, if any, that the Committee may impose. These restrictions may be based on completion of a specified period of service with the Company and/or upon completion of performance goals as may be set forth in the Restricted Stock Agreement, which shall be in such form and contain such provisions (which need not be the same for each Participant) as the Committee shall from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award;

(b) select performance criteria, including from among the Performance Factors, to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

7.4 *Termination of Participant*. Except as may be set forth in the Participant's Award Agreement, Restricted Stock Awards shall cease to vest immediately if a Participant is Terminated during the vesting period or Performance Period applicable to the Award for any reason, unless the Committee determines otherwise, and any unvested Shares subject to such Restricted Stock Awards shall be subject to the Company's right to repurchase such Shares or otherwise to any forfeiture condition applicable to the Award, as described in Section 14 of this Plan, if and as set forth in the applicable Restricted Stock Agreement.

8. *Restricted Stock Units*. A Restricted Stock Unit (or RSU) is an award covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). The Committee will determine to whom an RSU grant will be made, the number of Shares subject to the RSU, the restrictions to which the Shares subject to the RSU will be subject, and all other terms and conditions of the RSU, subject to the following:

8.1 *Terms of RSUs*. RSUs may vary from Participant to Participant and between groups of Participants, and may be based upon the achievement of the Company, Affiliate, Parent or Subsidiary and/or individual performance goals or upon such other criteria as the Committee may determine. All RSUs will be evidenced by an Award Agreement (the "RSU Agreement"), which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan. A RSU may be awarded upon satisfaction of such performance goals as are set out in advance in the Award Agreement (the "Performance RSU Agreement") that will be in such form (which need not be the same for each Participant) as the Committee may from time to time approve, and will comply with and be subject to the terms and conditions of this Plan. If the RSU is being earned upon the satisfaction of performance goals pursuant to a Performance RSU Agreement, then the Committee will: (a) determine the nature, length and starting date of any Performance Period for each RSU; (b) select performance criteria, including from among the Performance Factors, to be used to measure performance goals, if any; and (c) determine the number of Shares subject to the RSU. Prior to settlement of any RSU earned upon the satisfaction of performance goals pursuant to a Performance RSU Agreement, the Committee shall determine the extent to which such RSU has been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee.

8.2 *Settlement*. The portion of a RSU being settled may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee may determine. Payment may be made in the form of cash or whole Shares or a combination thereof, either in a lump sum payment or in installments, all as the Committee will determine.

8.3 *Termination of Participant*. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

9. *Stock Appreciation Rights*. A Stock Appreciation Right (or SAR) is an award that may be exercised for cash or Shares (which may consist of Restricted Stock), having a value equal to the value determined by multiplying the difference between the Fair Market Value on the date of settlement over the Exercise Price and the number of Shares with respect to which the SAR is being settled. The Committee will determine to whom to grant a SAR, the number of Shares subject to the SAR, the restrictions to which the SAR will be subject, and all other terms and conditions of the SAR, subject to the following:

9.1 *Terms of SARs*. SARs may vary from Participant to Participant and between groups of Participants, and may be based upon the achievement of the Company, Parent or Subsidiary and/or individual performance goals or upon such other criteria as the Committee may determine. The Committee will determine all terms of each SAR including, without limitation: the number of Shares deemed subject to each SAR, the time or times during which each SAR may be settled, the consideration to be distributed on settlement, and the effect on each SAR of its holder's Termination. All SARs will be evidenced by an Award Agreement (the "SAR Agreement"), which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan. The Exercise Price of a SAR will be determined by the Committee when the SAR is granted and may not be less than 100% of the Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of such performance goals as are set out in advance in the Participant's individual Award Agreement (the "Performance SAR Agreement") that will be in such form (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan. If the SAR is being earned upon the satisfaction of performance goals pursuant to a Performance SAR Agreement, then the Committee will: (a) determine the nature, length and starting date of any Performance Period for each SAR; (b) select performance criteria, including from among the Performance Factors, to be used to measure performance goals, if any; and (c) determine the number of Shares deemed subject to the SAR. Prior to exercise of any SAR earned upon the satisfaction of performance goals pursuant to a Performance SAR Agreement, the Committee shall determine the extent to which such SAR has been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Periods and different performance goals and other criteria. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee. Notwithstanding anything to the contrary elsewhere in the Plan, the Company is subject to Section 22 below with respect to any proposal to reprice outstanding SARs. The term of a SAR shall be seven (7) years from the date the SAR is awarded or such shorter term as may be provided in the Award Agreement.

9.2   *Settlement*. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (i) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (ii) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.

9.3   *Termination of Participant*. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

10.   *Payment for Share Purchases*. Payment for Shares purchased pursuant to this Plan may be made in cash, by check or by wire transfer or, where expressly approved for the Participant by the Committee and where permitted by law:

(a)   by cancellation of indebtedness of the Company to the Participant;

(b)   by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which said Award will be exercised or settled;

(c)   cashless "net exercise" arrangement pursuant to which the Company will reduce the number of Shares issued upon exercise by the largest whole number of Shares having an aggregate Fair Market Value that does not exceed the aggregate Exercise Price plus any Tax-Related Items; provided that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the Exercise Price not satisfied by such reduction in the number of whole Shares to be issued;

(d)   by waiver of compensation due or accrued to the Participant for services rendered;

(e) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's stock exists, through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the Financial Industry Regulatory Authority (a "FINRA Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell all or a portion of the Shares so purchased to pay for the Exercise Price and any applicable Tax-Related Items, and whereby the FINRA Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company;

(f) by such other consideration and method of payment as permitted by the Committee and applicable law; or

(g) by any combination of the foregoing.

11. *Withholding Taxes*.

11.1 *Withholding Generally*. The Company, its Parent, Subsidiaries and Affiliates, as appropriate, shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, its Parent, Subsidiaries and Affiliates, an amount sufficient to satisfy any Tax-Related Items with respect to any taxable event concerning a Participant arising as a result of this Plan or to take such other action as may be necessary in the opinion of the Company or its Parent, Subsidiaries or Affiliates, as appropriate, to satisfy withholding obligations for the payment of Tax-Related Items, including but not limited to (i) withholding from the Participant's wages or other cash compensation; (ii) withholding from the proceeds for the sale of Shares underlying the Award either through a voluntary sale or a mandatory sale arranged by the Company on the Participant's behalf; (iii) through withholding in Shares as set forth in Section 11.2 below; (iv) where payments in satisfaction of the Awards are to be made in cash, through withholding all or part of the cash payment in an amount sufficient to satisfy the Tax-Related Items; or (v) any other method of withholding deemed acceptable by the Committee. No Shares (or their cash equivalent) shall be delivered hereunder to any Participant or other person until the Participant or such other person has made arrangements acceptable to the Committee for the satisfaction of these tax obligations with respect to any taxable event concerning the Participant or such other person arising as a result of Awards made under this Plan.

11.2 *Stock Withholding*. When, under applicable tax laws, a Participant incurs tax liability in connection with the grant, exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may allow the Participant to satisfy the withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the amount required to be withheld. All elections by a Participant to have Shares withheld for this purpose will be made in writing in a form and during a period acceptable to the Committee. The Fair Market Value of the Shares to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with applicable law.

12. *Privileges of Stock Ownership; Voting, Dividends and Dividend Equivalents*. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant. Any Participant who holds Restricted Stock awarded under the Plan shall have the same voting and other rights as the Company's other stockholders; provided however, that in the case of any unvested Award or unvested portion thereof (including but not limited to unvested shares of Restricted Stock), the Participant shall not be entitled to any dividends and other distributions paid or distributed by the Company on an equivalent number of vested Shares. Notwithstanding the foregoing, at the Committee's discretion, such Participant may be credited with dividends and other distributions in the case of any unvested Award or unvested portion thereof (including but not limited to unvested shares of Restricted Stock), which may take the form of dividend equivalents or otherwise, provided that such dividends and other distributions shall be paid or distributed to the Participant only if, when and to the extent such Award vests. The value of dividends and other distributions payable or distributable with respect to any unvested Award or unvested portion thereof that does not vest shall be forfeited. Dividend equivalents or otherwise may not be credited with respect to Options and SARs unless such dividend equivalents comply with applicable law, including but not limited to Section 409A of the Code.

13. *Transferability*. Unless determined otherwise by the Committee or its delegate(s) or pursuant to this Section 13, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by (i) a will or (ii) by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or domestic relations order to a Permitted Transferee, such Award may contain such additional terms and conditions as the Committee or its delegate(s) deems appropriate; provided, however, that in no event may any Award be transferred for consideration to a third-party financial institution. All Awards will be exercisable: (A) during the Participant's lifetime only by (x) the Participant, or (y) the Participant's guardian or legal representative; (B) after the Participant's death, by the legal representative of the Participant's heirs or legatees; and (C) in the case of all awards except ISOs, by a Permitted Transferee (for awards made transferable by the Committee) or such person's guardian or legal representative. "Permitted Transferee" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Participant, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons (or the Participant) have more than 50% of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50% of the voting interests.

14. *Restrictions on Shares*. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) in the Award Agreement a right to repurchase a portion of or all Shares that are not vested held by a Participant following such Participant's Termination at any time specified after the Participant's Termination Date, for cash and/or cancellation of purchase money indebtedness, at the Participant's original Exercise Price or Purchase Price, as the case may be. Alternatively, at the discretion of the Committee, Award Shares issued to the Participant for which the Participant did not pay any Exercise or Purchase Price may be forfeited to the Company on such terms and conditions as may be specified in the Award Agreement. All Share certificates or book entries for Shares or other securities delivered under this Plan will be subject to such stop transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

15. *Escrow; Prohibition on Loans*. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit with the Company or an agent designated by the Company (or place under the control of the Company or its designated agent) all certificates or book entries representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, for the purpose of holding in escrow (or controlling) such certificates or book entries until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates or note in the Company's direct registration system for stock issuance and transfer such restrictions and accompanying legends with respect to the book entries. No Participant will be permitted to execute a promissory note as partial or full consideration for the purchase of Shares.

16. *Exchange and Buyout of Awards*. The Committee may, at any time or from time to time, authorize the Company, with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. This Section shall not be construed to defeat the requirements of Section 22.

17. *Securities Law and Other Regulatory Compliance*. An Award will not be effective unless such Award is in compliance with all applicable federal, state, and foreign securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation, and no liability for failure, to issue Shares or deliver certificates or

establish book entries for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies, including governmental agencies outside the United States, that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any local, state, federal, or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable. Furthermore, the inability or impracticability of the Company to obtain or maintain approval from any governmental agencies or to complete any registration or other qualification of the Shares under any applicable law or ruling as set forth herein shall relieve the Company of any liability with respect to the failure to issue or sell such Shares and shall constitute circumstances in which the Committee may determine to amend or cancel Awards pertaining to such Shares, with or without consideration to the affected Participants. Finally, the Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state, local or foreign securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

18. *Foreign Awards and Rights.*

Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in countries in which the Company operates or has Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to (i) modify the terms and conditions of any Award granted to Eligible Individuals to comply with applicable laws of jurisdictions where Eligible Individuals reside; (ii) establish sub-plans and determine the Exercise or Purchase Price, methods of exercise and other terms and procedures and rules, to the extent such actions may be necessary or advisable, including adoption of rules, procedures or sub-plans applicable to its Parent, Subsidiaries, Affiliates or Participants residing in particular locations; provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 2 hereof or otherwise require shareholder approval; and (iii) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on eligibility to receive an Award under the Plan or on Termination, available methods of exercise or settlement of an Award, payment of Tax-Related Items, the shifting of employer tax liability to the Participant, the withholding procedures and handling of any Share certificates, book entries or other indicia of ownership which may vary with local requirements. The Committee may also adopt sub-plans to the Plan intended to allow the Company to grant tax-qualified Awards in a particular jurisdiction. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Securities Act, Exchange Act, the Code, or any federal, state, local or foreign securities law.

19. *Corporate Transactions*.

19.1 *Assumption or Replacement of Awards by Successor*. Except as set forth in an Award Agreement, in the event of (a) a dissolution or liquidation of the Company, (b) the consummation of a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants), (c) the consummation of a merger in which the Company is the surviving corporation but after which the stockholders of the Company (other than any stockholder which merges (or which owns or controls another corporation which merges) with the Company in such merger) cease to own their shares or other equity interests in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the consummation of any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company from or by the stockholders of the Company), if the successor corporation (if any) fails to assume, replace or substitute Awards pursuant to a transaction described in this Subsection 19.1, upon the consummation of such corporate transaction (i) all such Awards shall accelerate and be fully vested (or shall vest at such other level(s) as provided in an Award Agreement) with any performance-based Awards vesting at target (or at such other level(s) as provided in an Award Agreement) and (ii) all such Options or Stock Appreciation Rights shall be exercisable for a period of time as set forth in the Award Agreement. Notwithstanding the foregoing, a transaction described in (a) through (e) above must also qualify as a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of a corporation's assets, as the case may be, within the meaning of Code Section 409A and the regulations thereunder.

19.2   *Assumption or Substitution of Awards by the Company*. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of Shares issuable upon exercise of any such option will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

20.   *No Obligation to Employ; Accelerated Expiration of Award for Harmful Act*. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent, Subsidiary or Affiliate of the Company or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate of the Company to terminate Participant's employment or other relationship at any time, with or without Cause. Notwithstanding anything to the contrary herein, if a Participant is Terminated because of such Participant's actual or alleged commitment of a criminal act or an intentional tort and the Company (or an employee of the Company) is the victim or object of such criminal act or intentional tort or such criminal act or intentional tort results, in the reasonable opinion of the Committee, in liability, loss, damage or injury to the Company, then, at the Committee's election, Participant's Awards shall not be exercisable or settleable and shall terminate and expire upon the Participant's Termination Date. Termination by the Company based on a Participant's alleged commitment of a criminal act or an intentional tort shall be based on a reasonable investigation of the facts and a determination by the Company that a preponderance of the evidence discovered in such investigation indicates that such Participant is guilty of such criminal act or intentional tort.

21.   *Compliance with Section 409A*. Notwithstanding anything to the contrary contained herein, to the extent that the Committee determines that any Award granted under the Plan is subject to Code Section 409A and unless otherwise specified in the applicable Award Agreement, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary for such Award to avoid the consequences described in Code Section 409A(a)(1), and to the maximum extent permitted under applicable law (and unless otherwise stated in the applicable Award Agreement), the Plan and the Award Agreements shall be interpreted in a manner that results in their conforming to the requirements of Code Section 409A(a)(2), (3) and (4) and any Department of Treasury or Internal Revenue Service regulations or other interpretive guidance issued under Section 409A (whenever issued, the "Guidance").

22.   *Repricing Matters*. Except in connection with a corporate transaction involving the Company (including without limitation any stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, reorganization, merger, consolidation, split-up, spin-off or exchange of shares), the terms of outstanding Awards may not without stockholder approval be amended to reduce the Exercise Price of outstanding Options or SARs, or to cancel outstanding Options or SARs in exchange either for (a) cash, or (b) new Options, SARS or other Awards with an exercise price that is less than the Exercise Price of the original (cancelled) Options or SARs.

23.   *Amendment or Termination of Plan*. The Board may at any time terminate or amend this Plan in any respect, including without limitation amendment of Section 6 of this Plan; provided, however, that the Board will not,

without the approval of the stockholders of the Company, amend this Plan to increase the number of shares that may be issued under this Plan, change the designation of employees or class of employees eligible for participation in this Plan, or otherwise materially modify a provision of the Plan if such modification requires stockholder approval under the applicable rules and regulations of the Nasdaq Market.

24. *Nonexclusivity of the Plan*. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

25. *Governing Law*. The Plan shall be governed by the laws of the state of Delaware, without regard to its conflict of laws.

26. *No Guarantee of Tax Consequences*. Although the Company may endeavor to qualify an Award for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or to avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including without limitation Section 5.10, and the Company will have no liability to a Participant or any other party if an Award that is intended to benefit from favorable tax treatment or avoid adverse tax treatment does not receive or maintain such favorable treatment or does not avoid such unfavorable treatment or for any action taken by the Committee with respect to the Award. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

27. *Insider Trading Policy*. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company.

28. *Other Policies*. Each Award may be subject to the terms and conditions of any other policy (and any amendments thereto) adopted by the Company from time to time, which may include any policy related to the vesting or transfer of equity awards. Whether any such policy will apply to a particular Award may depend, among other things, on when the Award was granted, whom the Award was granted to, and the type of Award.

29. *Compliance With Applicable Law and Company Policies; Compensation Recovery*. For the avoidance of doubt, each Participant must comply with applicable law, the Company's Code of Conduct, the Company's Financial Code of Ethics, and the Company's corporate policies, as applicable, including without limitation the Company's Compensation Recoupment Policy. Notwithstanding anything to the contrary herein, (i) compliance with applicable law, the Company's Code of Conduct, and the Company's corporate policies, as applicable, will be a pre-condition to earning, or vesting in, any Award under this Plan and (ii) any Awards under this Plan which are subject to the Company's Compensation Recoupment Policy will not be earned or vested, even if already granted, paid or settled, until the Company's Compensation Recoupment Policy ceases to apply to such Awards and any other vesting conditions applicable to such Awards are satisfied..

30. *Definitions*. As used in this Plan, the following terms will have the following meanings:

"*Affiliate*" means any corporation that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another corporation, where "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to cause the direction of the management and policies of the corporation, whether through the ownership of voting securities, by contract or otherwise.

"*Award*" means any award under this Plan, including any Option, Stock Appreciation Right, Restricted Stock Unit, or Restricted Stock Award.

"*Award Agreement*" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

"*Board*" means the Board of Directors of the Company.

"Cause" means any or all of the following: (i) a Participant's failure to perform, to the reasonable satisfaction of the Company, such Participant's duties and/or responsibilities, as assigned or delegated by the Company; (ii) a Participant's commission of a felony or crime of moral turpitude, including but not limited to embezzlement or fraud; (iii) a Participant's material breach of the terms of the Participant's employment agreement, confidentiality and intellectual property agreement or any other agreement by and between such Participant and the Company; (iv) a Participant's commission of any act of dishonesty, misconduct or fraud in any way impacting the Company, its clients, or its affiliates; (v) any misconduct by the Participant which brings the Company into disrepute, including conduct that injures or impairs the Company's business prospects, reputation or standing in the community; (vi) a Participant's violation of Company policies, including, without limitation, any violation of the Company's Code of Conduct and Global Workforce Inclusion Policies; provided, however, that the Company shall allow the Participant a reasonable opportunity (but not in excess of 10 calendar days) to cure, to the reasonable satisfaction of the Company, any act or omission applicable to part (i), (iii), or (vi) above, if curable in the Company's determination; provided, further, that it is understood that willful or grossly negligent acts or omissions will not be curable. For purposes of clarity, a termination without "Cause" does not include any termination that occurs as a result of Participant's death or Disability. The determination as to whether a Participant is being terminated for Cause will be made in good faith by the Company and will be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time, and the term "Company" will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Committee*" means the committee appointed by the Board to administer this Plan, or if no such committee is appointed, the Board.

"*Company*" means Gen Digital Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

"*Determination Date*" means any time when the achievement of the Performance Factors associated with the applicable Performance Period remains substantially uncertain.

"*Disability*" means a disability, whether temporary or permanent, partial or total, within the meaning of Section 22(e)(3) of the Code, as determined by the Committee, provided that in the case of Awards other than Incentive Stock Options, the Committee in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Exercise Price*" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option, and in the case of a Stock Appreciation Right the value specified on the date of grant that is subtracted from the Fair Market Value when such Stock Appreciation Right is settled.

"*Fair Market Value*" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(a) if such Common Stock is then quoted on the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (collectively, the "Nasdaq Market"), its closing price on the Nasdaq Market on the date of determination as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;

(b)   if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;

(c)   if such Common Stock is publicly traded but is not quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable; or

(d)   if none of the foregoing is applicable, by the Board or the Committee in good faith.

"*Insider*" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

"*Option*" means an award of an option to purchase Shares pursuant to Section 5.

"*Parent*" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if at the time of the granting of an Award under this Plan, each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"*Participant*" means a person who receives an Award under this Plan.

"*Performance Factors*" means any of the factors selected by the Committee and specified in an Award Agreement, from among the following objective measures, which may be measured on such basis as the Committee determines, including but not limited to, individually, alternatively or in any combination, applied to the Company as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, and measured, to the extent applicable, annually or cumulatively over a period of years (or a period shorter than a year, if required in the context of the Award), on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, or to the extent applicable, on a per-share basis:

1.   Profit;

2.   Billings;

3.   Revenue;

4.   Earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings);

5.   Income;

6.   Operating margin;

7.   Gross margin;

8.   Operating expenses or operating expenses as a percentage of revenue;

9.   Earnings per share, adjusted for any stock split, stock dividend or other recapitalization;

10.   Stockholder return;

11.   Market share;

12.   Direct customer count;

13.   Return on assets or net assets programs;

14. The Company's stock price or stock price performance, as adjusted for any stock split, stock dividend or other recapitalization;

15. Growth in stockholder value relative to a pre-determined index;

16. Return on equity;

17. Return on investment;

18. Return on capital;

19. Share repurchases;

20. Cash dividends;

21. Cash Flow;

22. Cash conversion cycle;

23. Cash;

24. Cash equivalents;

25. Economic value added;

26. Individual confidential business objectives;

27. Contract awards or backlog;

28. Overhead or other expense reduction;

29. Credit rating;

30. Strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company's or any business unit's strategic plan, succession planning, integration, peer reviews or other subjective or objective criteria);

31. Succession plan development and implementation;

32. Improvement in workforce diversity;

33. Customer indicators;

34. New product releases, invention or innovation;

35. Attainment of research and development milestones;

36. Improvements in productivity;

37. Employee productivity and satisfaction metrics;

38. Bookings;

39. Annual recurring revenue;

40. Product, service and brand recognition/acceptance;

41. Customer satisfaction;

42. Expense targets;

43. Cost control measures;

44. Balance sheet metrics;

45. Investments;

46. Financings;

47. Attainment of objective operating goals and employee metrics;

48. Strategic transactions, including but not limited to, acquisitions, divestitures and spin-offs;

49. Environmental, social and governance goals;

50. Human capital goals (including, but not limited to, diversity, equity and inclusion, retention and talent development goals);

51. Any derivations of the foregoing (e.g., income shall include pre-tax income, net income, operating income, etc.); and

52. Any other metric that is capable of measurement as determined by the Committee.

As determined by the Committee, financial Performance Factors may be based on generally accepted accounting principles ("*GAAP*") or non-GAAP results and may provide for the adjustment of any applicable performance measure or performance results to reflect any unforeseeable, nonrecurring or infrequently occurring events, as the Committee determines to be appropriate in its sole discretion.

"*Performance Period*" means the period of service determined by the Committee during which years of service or performance is to be measured for an Award.

"*Plan*" means this Gen Digital Equity Incentive Plan, as amended from time to time.

"*Purchase Price*" means the price to be paid for Shares acquired under this Plan pursuant to an Award other than an Option.

"*Restricted Stock Award*" means an award of Shares pursuant to Section 7.

"*Restricted Stock Unit*" or "RSU" means an award of Shares pursuant to Section 8.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Shares*" means shares of the Company's Common Stock reserved for issuance under this Plan, as adjusted pursuant to Sections 2 and 19, and any successor security.

"*Stock Appreciation Right*" or "*SAR*" means an Award, granted pursuant to Section 9.

"*Subsidiary*" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"*Tax-Related Items*" means federal, state, or local taxes and any taxes imposed by jurisdictions outside of the United States (including but not limited to income tax, social insurance contributions, fringe benefits tax, payment on account, employment tax obligations, and stamp taxes) required by law to be withheld and any employer liability shifted to a Participant.

"*Termination*" or "*Terminated*" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an Eligible Individual to the Company or a Parent, Subsidiary or Affiliate of the Company. A Participant will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) vacation leave (iii) military leave, (iv) transfers of employment between the Company and its Parent, Subsidiaries or Affiliates; or (v) any other leave of absence approved by the Committee, provided, that such leave is for a period of not more than three months, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company. In the case of any

Participant on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or its Parent, Subsidiaries or Affiliates as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term, if any, set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "Termination Date").

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the Fiscal Year Ended March 29, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the Transition Period from _____ to _____


Commission File Number 000-17781

Gen Digital Inc.

(Exact name of registrant as specified in its charter)


Delaware	**77-0181864**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

60 E. Rio Salado Parkway,   **Suite 1000,**   **Tempe,**   **Arizona**   **85281**

(Address of principal executive offices)   *(Zip code)*


Registrant's telephone number, including area code:
(650) 527-8000

Securities registered pursuant to Section 12(b) of the Act:


Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, **par value $0.01 per share**	**GEN**	**The Nasdaq Stock Market LLC**


Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Gen Digital common stock on September 29, 2023 as reported on the Nasdaq Global Select Market: $7,116,883,792, based on a per share stock price of $17.68. Solely for purposes of this disclosure, shares of common stock held by each executive officer, director, and holder of 5% or more of the outstanding common stock have been excluded as of such date because such persons may be deemed to be affiliates. This determination of possible affiliate status is not a conclusive determination for any other purposes.

The number of shares of Gen Digital common stock, $0.01 par value per share, outstanding as of May 10, 2024 was 626,145,897 shares.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the registrant's definitive proxy statement for the 2024 annual meeting of stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended March 29, 2024.

GEN DIGITAL INC.

FORM 10-K

For the Fiscal Year Ended March 29, 2024

TABLE OF CONTENTS

"Gen," "we," "us," "our," and "the Company" refer to Gen Digital Inc. and all of its subsidiaries. Gen, Norton, Avast, LifeLock, Avira, AVG, ReputationDefender, CCleaner and all related trademarks, service marks and trade names are trademarks or registered trademarks of Gen or other respective owners that have granted Gen the right to use such marks. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the Securities Act) and the Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements include statements that represent our expectations or beliefs concerning future events, including, without limitation, references to our ability to utilize our deferred tax assets, as well as statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "goal," "intent," "momentum," "projects," "forecast," "outlook," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," and similar expressions. In addition, projections of our future financial performance; anticipated growth and trends in our businesses and in our industries; the consummation of or anticipated impacts of acquisitions (including our ability to achieve synergies from acquisitions, including Avast), divestitures, restructurings, stock repurchases, financings, debt repayments and investment activities; the outcome or impact of pending litigation, claims or disputes; our intent to pay quarterly cash dividends in the future; plans for and anticipated benefits of our products and solutions; anticipated tax rates, benefits and expenses; the impact of inflation, fluctuations in foreign currency exchange rates, changes in interest rates, ongoing and new geopolitical conflicts, and other global macroeconomic factors on our operations and financial performance; and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including economic recessions, inflationary pressures and those other factors that we discuss in Item 1A. *Risk Factors*, of this Annual Report on Form 10-K. We encourage you to read those sections carefully. There may also be other factors that have not been anticipated or that are not described in our periodic filings with the Securities and Exchange Commission (SEC), generally because we did not believe them to be significant at the time, which could cause actual results to differ materially from our projections and expectations. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Item 1. *Business*

Purpose and Mission

Purpose: Powering Digital Freedom.

Mission: We create technology solutions for people to take full advantage of the digital world, safely, privately, and confidently so together, we can build a better tomorrow.

Our Values

Protecting people is what inspires us, and our people are at the core of what we do. We seek to attract talent that embraces the following values:

- **Customer Driven. Community Minded.** We are advocates for our customers and are dedicated to making their lives simpler and safer. We are driven by the positive impact we can have on all the communities in which we live and work.

- **Think Big. Be Bold.** We empower and inspire one another to think in new ways and to embrace change. We take calculated risks and learn fast to drive innovation across the business.

- **Keep it real. Make it Happen.** We are authentic, open, and treat one another with respect. We do what we say and say what we do with integrity.

- **Play to win. Together.** We act with passion, purpose, and energy to win with customers and in the marketplace. We leverage the strength of our global team, knowing we're more powerful together.

Company Overview

Gen is a global company powering Digital Freedom with a family of trusted brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. We bring award-winning products and services in cyber safety, covering security, privacy and identity protection to approximately 500 million users in more than 150 countries so they can live their digital lives safely, privately, and confidently today and for generations to come.

Today's world is increasingly digital, and this has changed the way we live our lives every day. The last decade has brought increasingly impressive technological advances that have unlocked new ways to play and transact online, control smart homes, and more. The possibilities in the digital world will continue to transform our lives. However, with each new digital interaction comes increased risk and exposure for consumers as cybercriminals use a mix of old and new tactics and technologies, including phishing, vishing, smishing, based on machine learning and generative artificial intelligence (AI) technologies, to execute highly advanced threats and attacks. We are our customers' trusted ally they can depend on to help secure and control their digital lives so they can be free to enjoy the promise of the digital world. We are committed more than ever to protecting and empowering people's digital lives with personalized, human-centered safety.

We are well positioned for driving the awareness of cyber safety for individuals, families, and small businesses, fueled by an increasingly connected world. We maintain a global, omni-channel sales approach, including direct, indirect and freemium acquisition and a family of brands marketing program. This program is designed to grow our customer base by increasing brand awareness and understanding of our products and services and maximizing our global reach to prospective customers.

We help prevent, detect and restore potential damages caused by many cybercriminals. We also make it easy for consumers to find, buy and use our products and services. To this end, we offer both free and paid subscription-based cyber safety solutions primarily direct-to-consumer through our family of brands and indirectly through partner relationships. Most of our subscriptions are offered on annual terms, but we also provide monthly subscriptions.

As of March 29, 2024, we have approximately 500 million total users, which come from direct, indirect and freemium channels. Of these total users, we have approximately 65 million paid cyber safety customers including over 39 million direct customers with whom we have a direct billing relationship.

- **Direct-to-consumer channel:** We use advertising to elevate our family of brands, attract new customers and generate significant demand for our services. Our direct subscriptions are primarily sold through our e-commerce platform and mobile apps, and we have a direct billing relationship with the majority of these customers.

- **Indirect partner distribution channels:** We use strategic and affiliate partner distribution channels to refer prospective customers to us and expand our reach to our partners' and affiliates' customer bases. We developed and implemented a global partner sales organization that targets new, as well as existing, partners to enhance our partner distribution channels. These channels include retailers, telecom service providers, hardware OEMs, employee benefit providers, strategic partners, and small offices, home offices and very small businesses. Physical retail and OEM partners represent a small portion of our distribution, which minimizes the impact of supply chain disruptions.

- **Freemium channels:** With the acquisitions of Avast and Avira, we have expanded our go-to-market with multiple freemium channels. We use free versions of our products to reach the broadest set of consumers globally and bring cyber safety to a larger audience, especially in international markets. The free solution offers a baseline of protection and presents premium functionalities based on the risk profile and specific needs of the user. The user can choose to add specific premium solutions or upgrade to suites that provide security, identity, and privacy across multiple platforms and devices, thereby becoming a paid customer.

Seasonality

As is typical for many consumer technology companies, portions of our business are impacted by seasonality. However, we believe the net impact on our business is limited. Seasonal behavior in orders primarily reflects consumer spending patterns where our fiscal third and fourth quarters are generally higher due to the holidays in our third quarter, as well as follow-on holiday purchases and the U.S. tax filing season which typically is in our fourth quarter. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because of our subscription business model, as the majority of our in-period revenues are recognized ratably from our deferred revenue balance.

Our Strategy

Our strategy is focused on long-term profitable growth. To fuel our growth, our consumer-centric strategy is to provide comprehensive and easy-to-use integrated platforms, which we have built in-house or acquired. By combining and leveraging our family of trusted consumer brands, including offerings from Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner, we deliver an industry-leading set of cyber safety solutions.

We are positioned for long-term growth and expansion. Our three primary growth levers are:

1. **Extending Reach:** Leveraging an omni-channel strategy and building partnerships to broaden privacy and identity protection internationally.

2. **Increasing Value:** Cross-selling and up-selling, and expanding security, identity and privacy solutions to address consumers' evolving needs.

3. **Growing Loyalty:** Increase customer loyalty and retention, as consumers move from point products protecting their devices towards all-in-one comprehensive cyber safety memberships.

The key elements of our strategy include the following:

• **Extend our leadership position through new products and continued enhancement of our solutions and services:** Cyber safety is a large and expanding market, which we believe provides a significant growth opportunity. Our strategy is to grow our business through innovation and acquisitions to expand the solutions and services we offer into new cohorts, territories and sectors. We believe there are many additional areas where we can both offer new solutions, as well as use our core capabilities and our integrated platform to reach new customers and markets globally.

• **Grow our customer base through multiple channels:** We have multiple go-to-market channels to reach new customers globally, including direct-to-customer, indirect partnerships and freemium. We intend to leverage our expertise in digital marketing, as well as existing and new strategic partnerships, to grow our customer base. We believe that continued investments in these areas, as well as our product offerings and infrastructure, will allow us to further enhance our leading brands and superior products, increase awareness of our consumer services and enhance our ability to efficiently acquire new customers.

• **Continue our focus on customer retention:** We continue to optimize and expand the value we provide to customers which we believe can positively impact retention. We aim to continue to increase customer engagements through actionable alerts, education on timely topics and introducing new product capabilities. We also plan to continue investing in enhancing both desktop and mobile customer experiences throughout a customer's journey with Gen, from purchase, to onboarding and beyond.

• **Increase value to existing customers:** We believe strong customer satisfaction will provide us with the opportunity to engage customers in new services offerings. We maintain the Norton 360 and Avast One platforms that have multiple tiers of membership, and we continue to engage customers with standalone products to offer membership options and show the value proposition of our premium solutions. Over time, we plan to drive further growth as we add additional offerings and services for our customers.

• **Draw strength from our world-class customer service support:** Our global support team seeks to ensure the voice of the consumer is heard and that we put our customers first. We leverage frequent communication and feedback from our customers to continually improve our solutions and services. We embrace end-to-end customer experience and aim to continue to improve our Net Promoter Scores and overall customer satisfaction.

• **Leverage our global brands to drive growth:** We will work to keep building our family of trusted brands in markets globally as we strive to bring protection and empowerment to all consumers when it comes to their digital lives. According to our most recent research, Norton has 85% global brand awareness, and we are best positioned and top of mind in consumer cyber safety, according to the 2023 Gen Brand Tracker.

Our Cyber Safety Solutions and Services

Our broad portfolio of products and services is developed from consumer insights to help us bring to market real solutions to real problems and to engage and educate consumers about cyber safety. We continuously aim to release new products and features to outpace evolving threats and find synergies to integrate current and future technology acquisitions.

Our cyber safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. Leveraging our technology platforms, we integrate software and service capabilities within these three categories into comprehensive and easy-to-use products and solutions across our brands.

We have also evolved beyond traditional cyber safety to offer adjacent trust-based solutions, including digital identity and access management, digital reputation, and restoration support services.

We protect and empower consumers by providing solutions and services in two main ways:

- **Comprehensive membership plans:** Providing a comprehensive and all-in-one cyber safety portfolio of solutions for a membership fee. Plans are offered through Norton 360 and Avast One subscriptions, with both brands providing multiple levels of membership tiers that range from basic, mid-level, or premium tiers where identity theft and online privacy features are included.

- **Point solutions:** Providing individual, stand-alone products and services in security, identity and privacy, offering flexibility for consumers to choose between free or paid solutions. These products solve for a specific need, when you need it, and can add on to the value you already have. Please see below for our full set of products by category.

We are well positioned across three key cyber safety categories:

- **Security and Performance (Norton, Avast, Avira, AVG, and CCleaner offerings):** Our offerings provide real-time threat protection for PCs, Macs and mobile devices against malware, viruses, adware, ransomware and other online emerging threats. These offerings monitor and block unauthorized traffic from the internet to the device to help protect private and sensitive information when customers are online. Additionally, our all-in-one cybersecurity solutions help small business owners safeguard their team's online activities, devices and customer data. Scams have also continued to become more prevalent and sophisticated and we offer real-time scam detection tools such as Norton Genie to help determine if a text, email, social media post or website could be a scam. We also provide performance and optimization software solutions that frees up space on devices, clears online tracking and helps machines run faster.

- **Identity Protection (US: LifeLock Identity Theft Protection, Avast and AVG Secure Identity; International: Norton Identity Theft Protection, Dark Web Monitoring):** In the US, we offer Identity Theft protection as part of our LifeLock, Avast and AVG brands. All three products include monitoring of credit reports, the dark web and social media accounts to help safeguard our customers' personal information. The LifeLock product also offers monitoring of financial accounts. In the event of identity theft, we assign an Identity Restoration Specialist to work directly with customers to help restore their identities, and all plans include reimbursements for losses and expenses incurred ranging up to $3 million. Outside the US, we offer Norton branded plans that include dark web monitoring in over 50 countries and monitoring of credit, social media and financial accounts, restoration support and identity theft insurance in select countries.

- **Online Privacy (VPN, multiple personal data protection products, ReputationDefender):** Our VPN solutions offered through the Norton, Avast and AVG brands enhance security and online privacy by providing an encrypted data tunnel. This allows customers to securely transmit and access private information, such as passwords, bank details and credit card numbers, when using public Wi-Fi on PCs, Macs, and mobile iOS and Android devices. We offer a variety of solutions under the Norton and Avast brands to protect customers' data either by keeping it anonymous while browsing online through our AntiTrack and Secure Browser products or helping customers remove it from public data broker sites through our Privacy Monitor Assistant and BreachGuard products. ReputationDefender is a white glove service that helps customers manage all aspects of their personal branding online, including search results, social media sites and overall web presence.

Innovation, Research and Development

Gen has a long history of innovation, and we plan to continue to invest in research and development to drive our long-term success.

As cyber threats evolve, we are focused on delivering a portfolio that protects each element of our customers' digital lives. To do this, we engage and listen to our customers, and we embrace innovation by deploying a global research and development strategy across our cyber safety platform. Our engineering and product management teams are focused on delivering new versions of existing offerings, as well as developing entirely new offerings to drive the company's global leadership in cyber safety.

We are committed to our innovation and research and development efforts. The Technology team at Gen is driving the company's future technologies and innovation and helping guide the consumer cybersecurity industry. Our global technology research organization is focused on applied research projects, with the goal of rapidly creating new products to address consumer trends and grow the business, including defending consumer digital privacy and identity. We also have a global threat response and security technology organization that is comprised of our dedicated team of threat and security researchers, supported by advanced systems to innovate security technology and threat intelligence.

We have one of the world's largest consumer cyber safety networks. Leveraging our capabilities, our global threat response team handles a wide variety of attacks, including social engineering attacks, file-based attacks, web and network-based attacks, privacy and data exfiltration attacks, identity theft attacks, algorithmic manipulation attacks, and more.

Our differentiated approach is powered by our global scale and visibility, geographically distributed cloud data platform, and advanced AI-based automation.

Industry Overview

Cyber safety is a growing market, fueled by the increase in activities online over the years as well as the years ahead. The core markets that we participate in are security, identity and privacy. We believe the cyber safety market will continue to expand beyond these core markets and grow significantly, driven by the increasing number of people globally connected to the internet and their expanding digital lives.

The cyber threat landscape is larger and more complicated than ever before, exposing consumers to an increased risk to their digital lives. The digitization of the world and the overlap between the physical and digital world are growing at a fast pace. New technologies, smart devices, digital identities and an increasingly more connected world mean consumers will encounter a range of new cyber safety challenges. Consumer demands and behaviors are rapidly changing and driving more activities online, from shopping, socializing, working, banking, to other activities in healthcare, entertainment and so much more. Almost every aspect of a person's life has a digital component. Unfortunately, many of those activities are left unprotected, and attackers are exploiting this larger opportunity and the inherent security and privacy vulnerabilities. Cybercriminals have not only expanded their reach, but the sophistication of digital threats and attacks are becoming increasingly more realistic and believable. The advancement of AI and large language model (LLM) technology is a key driver of this.

Cybercrime, and the ways in which cybercriminals target consumers, continue to evolve along with behaviors and technology. Cybercrime encompasses any crime committed with devices over the internet and includes crimes where (i) malicious software or unauthorized access is detected on a device, network or online account (such as email, social media, online banking, crypto currency, online retail, gaming, online entertainment, etc.), and unauthorized access or connection to cloud service accounts; (ii) an individual is digitally victimized through a data breach, cyber theft, cyber extortion, or fraud (stolen personally identifiable information, identity theft, etc.); (iii) online stalking, bullying, or harassment is inflicted; or (iv) attacks related to privacy or disinformation (such as online tracking protection, identity impersonation, disinformation on social media, deepfakes, unsecured WiFi, EvilTwin attacks, etc.).

Competitive Landscape

We operate in a highly competitive and dynamic environment. We face global competition from a broad range of companies, including software vendors focusing on cyber safety solutions, operating system providers such as Apple, Google and Microsoft, and 'pure play' companies that currently specialize in one or a few particular segments of the market and many of which are expanding their product portfolios into different segments. We believe the competitive factors in our market include innovation, access to a breadth of identity and consumer transaction data, broad and effective service offerings, brand recognition, technology, effective and cost-efficient customer acquisition, having a strong retention rate, customer satisfaction, price, convenience of purchase, ease of use, frequency of upgrades and updates and quality and reliable customer service. Our competitors may vary by offering, geography, business model and channel.

Our principal competitors are set forth below:

- **Security:** Our principal competitors in this segment include Apple, Bitdefender, ESET, F-Secure, Google, Kaspersky, Malwarebytes, McAfee, Microsoft, Trend Micro, and Webroot.

- **Identity Protection:** Our principal competitors in this segment include credit bureaus such as Equifax, Experian and TransUnion, as well as certain credit monitoring and identity theft protection solutions from others such as Allstate, Aura, Generali (Iris), Intuit (Credit Karma) and Microsoft.

- **Online Privacy:** Our principal competitors in this segment include Apple, Aura, Brave, DuckDuckGo, IPVanish, Kape, Mozilla and Nord Security.

- **Other Competitors:** In addition to competition from independent software vendors such as Bitdefender, Kaspersky, McAfee and Trend Micro, and from OS providers such as Apple, Google and Microsoft, we also face competition from other companies that currently focus on one or a few cyber safety or adjacent segments but are developing additional competing products and expanding their portfolios into new segments, such as 'pure play' companies including but not limited to, 1Password, Bark, Dashlane, LastPass, Life360, Proton, and Truecaller, internet service providers, big tech platform providers, insurance companies and financial service organizations.

We believe we compete favorably with our competitors on the strength of our technology, people, product offerings and presence in all of the current key cyber safety categories. However, some of our competitors have greater financial, technical, marketing, distribution or other resources than we do, including in new cyber safety and digital life segments we may enter, which consequently affords them competitive advantages. As a result, they may be able to devote greater resources to develop, promote and sell their offerings; deliver competitive offerings at lower prices or for free; and introduce new solutions and respond to market developments and customer requirements and preferences more quickly or cost effectively than we can. In addition, for individual solutions or features, smaller, well-funded competitors may be able to innovate and adapt more nimbly to the dynamic nature of the market and shifting consumer needs.

For more information on the risks associated with our competitors, please see "Risk Factors" – Risks Related to Our Business Strategy and Industry – "We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue" and "We may need to change our pricing models to compete successfully," in Item 1A included in this Annual Report on Form 10-K.

Environmental, Social and Governance (ESG)

Our commitment to ESG supports our company Purpose and Mission. The Nominating and Governance Committee of our Board of Directors has oversight over the Company's ESG strategy, and our full Board of Directors receives a quarterly ESG update. This quarterly update includes program information across ethics, community investment, the environment and information on emerging ESG priorities. Additionally, as part of our ESG reporting process, we hold regular meetings with functional leaders to review our ESG disclosures. Our Leadership Team is highly engaged in our ESG efforts. Our Head of Corporate Responsibility and Public Policy provides quarterly updates to our Leadership Team and cross-functional ESG Working Group to review our strategy, progress, and program updates.

Building a brand centered on trust is critically important to our business success, and our focus on ESG helps us earn trust from our customers, employees, investors and shareholders. As such, ESG topics are core to our business strategy. Examples of our efforts include:

- **Environment:** Helping protect our planet is part of promoting a safe and sustainable future. We work to reduce greenhouse gas emissions from our operations through operational efficiencies, reduce the environmental footprint of our products across their lifecycle through innovative approaches to product development and packaging, promote high standards in our supply chain and engage with employees and environmental partners to amplify our work.

- **Social:** We are proud to support the communities where our team members live and work. Our community impact programs include employee volunteering and giving, product donations, signature programs that leverage our unique expertise in increasing digital safety literacy, and corporate philanthropic giving. Our giving focuses on digital safety education; environmental action; and disaster response. We also support diversity, equity, and inclusion and employee engagement, discussed in more detail in the Human Capital Management subsection.

- **Governance:** Governance covers many core operating principles overseen by the Nominating and Governance Committee of our Board of Directors. This committee has oversight of ESG program and receives quarterly updates on topics such as diversity, ethics, community investment and the environment. Our global culture of responsibility, and the positive contributions we make to the customers, employees, communities, and other stakeholders that we serve drives value for our business.

Setting strategic, achievable, and business-aligned corporate responsibility objectives helps to guide our work and improves our company performance. We align our ESG programs with the company's financial goals and focus on the unique positive social and environmental impacts that our business model can have on the world. These include:

- **Data Privacy and Protection:** We safeguard our customer, partner and employee data and offer products that help consumers protect their personal data wherever it is found.

- **Education and Training for cyber safety:** We leverage our leading expertise and technology to help educate, train and protect children, families and vulnerable communities online.

- **Diversity, Equity and Inclusion in Technology:** We invest in high-impact non-profits to bring more women and under-represented groups into cybersecurity and technology.

- **Environment:** We focus our environmental strategy on climate and energy, sustainable products, our supply chain, and engagement with employees and nonprofit partners with an emphasis on transparency about our progress and commitments.

- **Employee Engagement:** We provide employees globally with meaningful ways to put their time, skills and monetary donations to work for their favorite causes. Gen provides robust benefits for volunteering and giving for all employees including matching donations dollar for dollar to approved nonprofits. During special campaigns, Gen provides an opportunity to double their donations to their favorite causes.

We cannot guarantee that we will achieve these objectives, and our ability to achieve them is subject to risks and uncertainties both known and unknown, including various risks noted in Item 1A. Risk Factors and elsewhere in this Annual Report on Form 10-K. Our annual ESG and Corporate Responsibility Report can be found at Investor.GenDigital.com/ESG.

Human Capital Management

At Gen, our mission is to build a comprehensive and easy-to-use integrated portfolio that prevents, detects and responds to cyber threats and cybercrimes in today's digital world. Our success in helping achieve this mission depends, in large part, on the success of our employees.

- **General Employee Demographics:** As of March 29, 2024, we employed just under 3,400 team members in nearly 30 countries worldwide. With dual headquarters in Tempe, Arizona, and in Prague, Czech Republic, we have over 1,000 active employees located in the U.S. and nearly 900 active employees in the Czech Republic. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

  As of March 29, 2024, inclusive of our integration of bringing together NortonLifeLock and Avast teams as a combined company, women represented 34% of Gen's total workforce and held positions in 34% of our leadership. In addition, as of March 29, 2024, women represented 40% of our Board of Directors and half of our independent board membership.

- **Diversity, Equity and Inclusion (DEI):** We strive to be a diverse, vibrant community with strong values and a shared commitment to our customers, to each other, the work we do and the world we all share. Our mission is to increase our global representation of underrepresented groups at all levels (diversity), where everyone has an opportunity for development and advancement (equity) and can bring their whole selves to work and feel valued every day (inclusion). As part of our culture and leadership fabric, we are committed to increasing diversity through our four pillar DEI strategy. This mission is built upon four foundational pillars: (1) measurement and accountability; (2) fostering an inclusive environment; (3) diversifying our workforce; and (4) employee development and retention, which are designed to support, attract, retain and nurture our talent.

Clear and actionable multi-year representation goals are set at the leadership level to support accountability and progress, against our goals. Diversity and inclusion are woven into our people processes and our culture. We ask new hires and employees to self-identify their demographics and other important characteristics to help us better measure the diversity of our applicant pool and of our team to derive insights and actionable people strategies. We post positions on several diverse recruiting sites and have dedicated budget to support increasing diverse candidate pipelines.

Inclusion is something we strive for and we measure belonging as a key metric in our Engage employee surveys and are proud to support our nine employee resource groups, our Gen communities for people to come together as allies, to learn, support, mentor, and celebrate with one another and to provide an environment where everyone feels seen, heard, respected and valued.

- **Employee Development and Training:** Our people programs are designed to provide our team members with support, resources, and opportunities they need to grow, learn and thrive in their careers. We continued to focus on learning and development in fiscal 2024, investing further in digital learning via our Rise Learning programs for all employees. Leveraging an extensive breadth of content and learning opportunities, this umbrella of offerings includes Rise Mentorship, Rise eLearning and University of Rise (U Rise).

   Rise eLearning, a collection of over 5,000 digital, on-demand modules categorized around leadership, health and wellness, business skills, and technical skills, experienced a steady increase in participation during the year with over 2,000 individual learners. We also provide group learning designed around TED Talks on topics including leadership, change management and to support our diversity, equity and inclusion efforts.

   Our Rise Mentorship program continues to grow and boasts an active community of mentors and mentees across the world. Our U Rise leadership program that offers best-in-class content from Harvard ManageMentor to inspire and engage existing and aspiring people leaders provides over 40 course options and group learning opportunities. Over 200 participants have enrolled in this program to date.

   As part of our ongoing focus on diverse employee development, we continue to extend our participation in McKinsey & Company's Connected Leaders Academy for our Asian, Black and Hispanic-Latino leaders. Additionally, we had women globally attend the Women in Tech conference and several employees attended the Out & Equal Global Workplace Summit.

- **Employee Engagement:** We value our people and are committed to creating a positive and fulfilling experience for everyone. Feedback from our employees is critical, and we have developed an ongoing dialogue with our teams via our Engage pulse survey on a targeted topic that drives actions and improvements.

- **Benefits; Health and Wellness:** At Gen, we value our people and are committed to creating a positive and fulfilling experience for everyone through the programs and benefits we offer. Our employee value proposition, Life@Gen is centered on choice, flexibility and growth and encompasses the many elements of our employee experience. Our commitment to overall health and wellness are centered around having an integrated and equitable wellness program that supports body, mind and financial health.

- **Human Capital Governance:** We partner closely with our Board of Directors and the Compensation and Leadership Development Committee on executive compensation, our broader reward strategies and objectives related to talent management, talent acquisition, leadership development, retention and succession, DEI and employee engagement.

Intellectual Property

Our intellectual property is an important and vital asset that enables us to develop, market, and sell our software products and services and enhance our competitive position. We are a leader among consumer cyber safety solutions in pursuing patents and currently have a portfolio of over 1,000 U.S. and international patents issued with many pending. We protect our intellectual property rights and investments in a variety of ways to safeguard our technologies and our long-term success. Our IP portfolio is spread across different entities and in multiple countries. As we continue to expand our international operations, we have developed a strategy to ensure global distribution of our IP aligns with our long-term strategic objectives, business model, and goals. We work actively in the U.S. and internationally to ensure the enforcement of copyright, trademark, trade secret and other protections that apply to our software products and services. The term of the patents we hold is, on average, in excess of ten years.

From time to time, we enter into cross-license agreements with other technology companies covering broad groups of patents; we have an additional portfolio of over 2,000 U.S. and international patents cross-licensed to us as part of our arrangement with Broadcom as a result of the asset sale of our former Enterprise Security business. We also use software from third parties in our business and generally must rely on those third parties to protect the licensed rights. This can include open source software, which is subject to limited proprietary rights. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, services, and business methods, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. The ability to maintain and protect our intellectual property rights is important to our success, but we believe our business is not materially dependent on any individual patent, copyright, trademark, trade secret, license, or other intellectual property right.

However, circumstances outside our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available, and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

In addition, a large number of patents, copyrights and trademarks are owned by other companies in the technology industry. Those companies may request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights.

For more information on the risks associated with our intellectual property, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Governmental Regulation

We collect, use, store or disclose an increasingly high volume, and variety of personal information, including from employees and customers, in connection with the operation of our business, particularly, in relation to our identity and information protection offerings, which rely on large data repositories of personal information and consumer transactions. The personal information we process is subject to an increasing number of federal, state, local and foreign laws regarding privacy and data security.

For information on the risks associated with complying with privacy and data security laws, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Available Information

Our internet home page is located at GenDigital.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with the SEC on our investor relations website located at Investor.GenDigital.com. We also use our website as a tool to disclose important information about the company and comply with our disclosure obligations under Regulation Fair Disclosure. The information contained, or referred to, on our website, including in any reports that are posted on our website, is not part of this annual report unless expressly noted. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

Item 1A. *Risk Factors*

RISKS RELATED TO OUR BUSINESS STRATEGY AND INDUSTRY

If we are unable to develop new and enhanced solutions, or if we are unable to continually improve the performance, features, and reliability of our existing solutions, our business and operating results could be adversely affected.

Our future success depends on our ability to effectively respond to evolving threats to consumers, as well as competitive technological developments and industry changes, by developing or introducing new and enhanced solutions on a timely basis. In the past, we have incurred, and will continue to incur, significant research and development expenses as we focus on organic growth through internal innovation. We believe that we must continue to dedicate significant resources to our research and development efforts to deliver innovative market competitive products and avoid being reliant on third-party technology and products. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected. We must continually address the challenges of dynamic and accelerating market trends and competitive developments. Customers may require features and capabilities that our current solutions do not have. Our failure to develop new solutions and improve our existing solutions to satisfy customer preferences and effectively compete with other market offerings in a timely and cost-effective manner may harm our ability to retain our customers and attract new customers.

The development and introduction of new solutions involve significant commitments of time and resources and are subject to risks and challenges including but not limited to:

- Lengthy development cycles;

- Evolving industry and regulatory standards and technological developments, including AI and machine learning, by our competitors and customers;

- Rapidly changing customer preferences and accurately anticipating technological trends or needs;

- Evolving platforms, operating systems, and hardware products, such as mobile devices;

- Product and service interoperability challenges with customer's technology and third-party vendors;

- The integration of products and solutions from acquired companies;

- Availability of engineering and technical talent;

- Entering new or unproven market segments; and

- Executing new product and service strategies.

In addition, third parties, including operating systems and internet browser companies, have in the past and may in the future limit the interoperability of our solutions with their own products and services, in some cases to promote their own offerings or those of our competitors. Any such actions by third parties could delay the development of our solutions or our solutions may be unable to operate effectively. This could also result in decreased demand for our solutions, decreased revenue, harm to our reputation, and adversely affect our business, financial condition, results of operations, and cash flows.

If we are not successful in managing these risks and challenges, or if our new or improved solutions are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue.

We operate in intensely competitive and dynamic markets that experience frequent and rapid technological developments, changes in industry and regulatory standards, evolving market trends, changes in customer requirements and preferences, and frequent new product introductions and improvements. If we are unable to anticipate or react to these continually evolving conditions, we could experience a loss of market share and a reduction in our revenues, which could materially and adversely affect our business and financial results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and enhance our existing solutions, and effectively adapt to changes in the technology, privacy and data protection standards or trends.

We face competition from a broad range of companies, including software vendors focusing on cyber safety solutions such as Bitdefender, Kaspersky, McAfee and Trend Micro, operating system providers such as Apple, Google and Microsoft, and companies such as Nord, Life360, LastPass and others that currently specialize in one or a few particular segments of the market and many of which are expanding their product portfolios into different segments. Many of these competitors offer solutions or are currently developing solutions that directly compete with some or all of our offerings. We also face growing competition from other technology companies, as well as from companies in the identity threat protection space such as credit bureaus. Further, many of our competitors are increasingly developing and incorporating into their products data protection software and other competing cyber safety products such as antivirus protection or VPN, often free of charge, that compete with our offerings. Our competitive position could be adversely affected by the functionality incorporated into these products rendering our existing solutions obsolete and therefore causing us to fail to meet customer expectations. In addition, the introduction of new products or services by competitors, and/or market acceptance of products or services based on emerging or alternative technologies, could make it easier for other products or services to compete with our solutions.

We have seen and anticipate additional competition as new participants enter the cyber safety market and as our current competitors seek to increase their market share and expand their existing offerings. Some of our competitors have greater financial, technical, marketing, or other resources than we do, including in new cyber safety and digital life segments. Consequently, those competitors may influence customers to purchase their products instead of ours through investing more in internal innovation than we can and through their unique access to customer engagement points. Further consolidation among our competitors and within our industry or, in addition to other changes in the competitive environment, such as greater vertical integration from key computing and operating system suppliers could result in larger competitors that compete more frequently with us.

In addition to competing with these vendors directly for sales to end-users of our solutions, we compete with them for the opportunity to have our solutions bundled with the offerings of our strategic partners, such as computer hardware OEMs, internet service providers, operating systems and telecom service providers. Our competitors could gain market share from us if any of these strategic partners replace our solutions with those of our competitors or with their own solutions. Similarly, they could gain market share from us if these partners promote our competitors' solutions or their own solutions more frequently or more favorably than our solutions. In addition, software vendors who have bundled our solutions with theirs may choose to bundle their solutions with their own or other vendors' solutions or may limit our access to standard interfaces and inhibit our ability to develop solutions for their platform. Further product development by these vendors could cause our solutions to become redundant, which could significantly impact our sales and operating results.

We cannot be sure that we will accurately predict how the markets in which we compete or intend to compete will evolve. Failure on our part to anticipate changes in our markets and to develop solutions and enhancements that meet the demands of those markets or to effectively compete against our competitors will significantly impair our business, financial condition, results of operations, and cash flows.

Issues in the development and deployment of AI may result in reputational harm and legal liability and could adversely affect our results of operations.

We have incorporated, and are continuing to develop and deploy, AI into many of our products, solutions and services. AI presents challenges and risks that could affect our products, solutions and services, and therefore our business. For example, AI algorithms may have flaws, and datasets used to train models may be insufficient or contain biased information. These potential issues could subject us to regulatory risk, legal liability, including under new proposed legislation regulating AI in jurisdictions such as the EU and regulations being considered in other jurisdictions, and brand or reputational harm.

The rapid evolution of AI, including potential government regulation of AI, requires us to invest significant resources to develop, test, and maintain AI in our products and services in a manner that meets evolving requirements and expectations. The rules and regulations adopted by policymakers over time may require us to make changes to our business practices. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

The intellectual property ownership and license rights surrounding AI technologies, as well as data protection laws related to the use and development of AI, are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use.

Our acquisitions and divestitures create special risks and challenges that could adversely affect our financial results.

As part of our business strategy, we may acquire or divest businesses or assets. For example, in 2019, we completed the sale of certain of our enterprise security assets to Broadcom Inc. (the Broadcom sale), in January 2021, we completed the acquisition of Avira, and in September 2022, we completed the acquisition of Avast. Our acquisition and divestiture activities have and may continue to involve a number of risks and challenges, including:

- Complexity, time and costs associated with managing these transactions, including the integration of acquired and the winding down of divested business operations, workforce, products, IT systems and technologies;

- Challenges in retaining the customers of acquired businesses, providing the same level of service to existing customers with reduced resources, or retaining the third-party relationships, including with suppliers, service providers, and vendors, among others;

- Diversion of management time and attention;

- Loss or termination of employees, including costs and potential institutional knowledge loss associated with the termination or replacement of those employees;

- Assumption of liabilities of the acquired and divested business or assets, including pending or future litigation, investigations or claims related to the acquired business or assets;

- Addition of acquisition-related debt;

- Difficulty entering into or expanding in new markets or geographies;

- Increased or unexpected costs and working capital requirements;

- Dilution of stock ownership of existing stockholders;

- Ongoing contractual obligations and unanticipated delays or failure to meet contractual obligations;

- Substantial accounting charges for acquisition-related costs, asset impairments, amortization of intangible assets and higher levels of stock-based compensation expense; and

- Difficulty in realizing potential benefits, including cost savings and operational efficiencies, synergies and growth prospects from integrating acquired businesses.

Macroeconomic factors, such as high inflation, high interest rates, and volatility in foreign currency exchange rates and capital markets could negatively influence our future acquisition opportunities. Moreover, to be successful, large complex acquisitions depend on large-scale product, technology, and sales force integrations that are difficult to complete on a timely basis or at all and may be more susceptible to the special risks and challenges described above. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability or other financial benefits from our acquired or divested businesses, product lines or assets or to realize other anticipated benefits of divestitures or acquisitions.

Our revenue and operating results depend significantly on our ability to retain our existing customers and expand sales to them, convert existing non-paying customers to paying customers and add new customers.

We generally sell our solutions to our customers on a monthly or annual subscription basis. It is important to our business that we retain existing customers and that our customers expand their use of our solutions over time. Customers may choose not to renew their membership with us at any time. Renewing customers may require additional incentives to renew, may not renew for the same contract period, or may change their subscriptions. We therefore may be unable to retain our existing customers on the same or more profitable terms, if at all. In addition, we may not be able to accurately predict or anticipate future trends in customer retention or effectively respond to such trends.

Our customer retention rates may decline or fluctuate due to a variety of factors, including the following:

- Our customers' levels of satisfaction or dissatisfaction with our solutions and the value they place on our solutions;

- The quality, breadth, and prices of our solutions, including solutions offered in emerging markets;

- Our general reputation and events impacting that reputation;

- The services and related pricing offered by our competitors; including increasing the availability and efficacy of free solutions;

- Disruption by new services or changes in law or regulations that impact the need for or efficacy of our products and services;

- Changes in auto-renewal and other consumer protection regulations;

- Our customers' dissatisfaction with our efforts to market additional products and services;

- Our customer service and responsiveness to the needs of our customers;

- Changes in our target customers' spending levels as a result of general economic conditions, inflationary pressures or other factors; and

- The quality and efficacy of our third-party partners who assist us in renewing customers' subscriptions.

Declining customer retention rates could cause our revenue to grow more slowly than expected or decline, and our operating results, gross margins and business will be harmed. In addition, our ability to generate revenue and maintain or improve our results of operations partly depends on our ability to cross-sell our solutions to our existing customers and to convert existing non-paying customers to paying customers and add new customers. We may not be successful in cross-selling our solutions because our customers may find our additional solutions unnecessary or unattractive. Our failure to sell additional solutions to our existing customers, failure to convert existing non-paying customers to paying customers or add new customers could adversely affect our ability to grow our business.

An important part of our growth strategy involves continued investment in direct marketing efforts, indirect partner distribution channels, freemium channels, our sales force, and infrastructure to add new customers. The number and rate at which new customers purchase our products and services depends on a number of factors, including those outside of our control, such as customers' perceived need for our solutions, competition, general economic conditions, market transitions, product obsolescence, technological change, public awareness of security threats to IT systems, macroeconomic conditions, and other factors. New customers, if any, may subscribe or renew their subscriptions at lower rates than we have experienced in the past, introducing uncertainty about their economic attractiveness and potentially impacting our financial results.

Additionally, there are inherent challenges in measuring the usage of our products and solutions across our brands, platforms, regions, and internal systems, and therefore, calculation methodologies for direct customer counts may differ, which may impact our ability to measure the addition of new customers. The methodologies used to measure these metrics require judgment and are also susceptible to algorithms or other technical errors. We continually seek to improve our estimates of our user base, and these estimates are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments.

We may need to change our pricing models to compete successfully.

The intense competition we face, in addition to general and economic business conditions (including economic volatility, bank failures, and high inflation and interest rates, among other things), may put pressure on us to change our pricing practices. If our competitors offer deep discounts on certain solutions, provide offerings, or offer free introductory products that compete with ours, we may need to lower our prices or offer similar free introductory products to compete successfully. Similarly, if external factors, such as economic conditions, market trends, or business combinations require us to raise our prices, our ability to acquire new customers and retain existing customers may be diminished. Any such changes may reduce revenue and margins and could adversely affect our financial results.

Additionally, changes in the macroeconomic environment have previously and may continue to affect our business. Our solutions are discretionary purchases, and customers may reduce or eliminate their discretionary spending on our solutions during a difficult macroeconomic environment. We may experience a material increase in cancellations by customers or a material reduction in our retention rate in the future, especially in the event of a prolonged recession or a worsening of current conditions as a result of inflation, changes in interest rates, or other macroeconomic events. We may have to lower our prices or make other changes to our pricing model to address these dynamics, any of which could adversely affect our business and financial results.

Many of Avira's and Avast's users are freemium subscribers, meaning they do not pay for its basic services. Much of our anticipated growth in connection with the Avira and Avast acquisitions are attributable to attracting and converting Avira's and Avast's freemium users to a paid subscription option. Numerous factors, however, have previously and may continue to impede our ability to attract and retain free users, convert these users into paying customers and retain them as paying customers.

If we fail to manage our sales and distribution channels effectively, or if our partners choose not to market and sell our solutions to their customers, our operating results could be adversely affected.

A portion of our revenues is derived from sales through indirect channels, including, but not limited to, distributors that sell our products to end-users and other resellers, and partners that incorporate our products into, or bundle our products with, their products. These channels involve risks, including:

- Our resellers, distributors and telecom service providers are generally not subject to minimum sales requirements or any obligation to market our solutions to their customers;

- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause and our partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due to competitive conditions in our markets and other factors;

- Our resellers, distributors and OEMs may encounter issues or have violations of applicable law or regulatory requirements or otherwise cause damage to our reputation through their actions;

- Our resellers and distributors frequently market and distribute competing solutions and may, from time to time, place greater emphasis on the sale of competing solutions due to pricing, promotions and other terms offered by our competitors;

- Any consolidation of electronics retailers can increase their negotiating power with respect to software providers such as us and any decline in the number of physical retailers could decrease the channels of distribution for us;

- The consolidation of online sales through a small number of larger channels has been increasing, which could reduce the channels available for online distribution of our solutions; and

- Sales through our partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in fewer sales, or cause our partners to suffer financial difficulty which could delay payments to us, affecting our operating results.

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position.

Changes in industry structure and market conditions have and may continue to lead to charges related to discontinuance of certain of our products or businesses and asset impairments.

In response to changes in industry structure and market conditions, we have been and may continue to be required to strategically reallocate our resources and consider restructuring, disposing of, or otherwise exiting certain businesses. Any decision to limit investment in or dispose of or otherwise exit businesses has and may continue to result in the recording of special charges, such as technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Our loss contingencies have and may continue to include liabilities for contracts that we cannot cancel, reschedule or adjust with suppliers.

Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to evaluate goodwill impairment on an annual basis and between annual evaluations in certain circumstances. Goodwill impairment evaluations have previously and may result in a charge to earnings.

RISKS RELATED TO OUR OPERATIONS

Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

Following the acquisition of Avast, we derive a significant portion of our revenues from customers located outside of the United States, and we have substantial operations outside of the United States, including engineering, finance, sales and customer support. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Difficulties staffing, managing, and coordinating the activities of our geographically dispersed and culturally diverse operations;

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

- Requirements of foreign laws and other governmental controls, including tariffs, trade barriers and labor restrictions, and related laws that reduce the flexibility of our business operations;

- Fluctuations in currency exchange rates, economic instability and inflationary conditions could make our solutions more expensive or could increase our costs of doing business in certain countries;

- Potential changes in trade relations arising from policy initiatives or other political factors;

- Regulations or restrictions on the use, import or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

- Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States;

- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

- Difficulties in staffing, managing and operating our international operations;

- Costs and delays associated with developing software and providing support in multiple languages;

- Political, social or economic unrest, war, terrorism, regional natural disasters, or export controls and trade restrictions, particularly in areas in which we have facilities; and

- Multiple and possibly overlapping tax regimes.

The expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. These increased costs may increase our cost of acquiring international customers, which may delay our ability to achieve profitability or reduce our profitability in the future. We also have and may continue to face pressure to lower our prices in order to compete in emerging markets, which has previously and could in the future adversely affect revenue derived from our international operations.

It is not possible to predict the broader consequences of geopolitical conflicts, such as the Russia-Ukraine conflict, and the numerous conflicts in the Middle East, and other conflicts that may arise in the future, which could include geopolitical instability and uncertainty; adverse impacts on global and regional economic conditions and financial markets, including significant volatility in credit, capital, and currency markets; reduced economic activity; changes in laws and regulations affecting our business, including further sanctions or counter-sanctions which may be enacted; and increased cybersecurity threats and concerns. The ultimate extent to which such conflicts may negatively impact our business, financial condition and results of operations will depend on future developments, which are highly uncertain, difficult to predict and subject to change.

Our future success depends on our ability to attract and retain personnel in a competitive marketplace.

Our future success depends upon our ability to recruit and retain key management, technical (including cyber security and AI experts), sales, marketing, e-commerce, finance and other personnel. Our officers and other key personnel are "at will" employees and we generally do not have employment or non-compete agreements with our employees. Competition is significant for people with the specific skills that we require, including in the areas of AI and machine learning, and especially in the locations where we have a substantial presence and need for such personnel.

In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation. Additionally, changes in immigration laws could impair our ability to attract and retain highly qualified employees. If we fail to attract, retain and motivate new or existing personnel, our business, results of operations and future growth prospects could suffer. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may not have an adequate number of shares reserved under our equity compensation plans, forcing us to reduce awards of equity-based compensation, which could impair our efforts to attract, retain and motivate necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. From time to time, key personnel leave our company and the frequency and number of such departures have widely varied and have, in the past, resulted in significant changes to our executive leadership team. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, our internal control over financial reporting and our results of operations. In addition, hiring, training and successfully integrating replacement personnel can be time consuming and expensive, may cause additional disruptions to our operations and may be unsuccessful, which could negatively impact future financial results.

Our solutions, systems, websites and the data on these sources have been in the past and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales.

We expect to continue to be a target of attacks specifically designed to impede the performance and availability of our offerings and harm our reputation as a leading cyber security company. In addition, we face the risk of cyberattacks by nation-states and state-sponsored actors, which may increase or heighten due to geopolitical tensions. These attacks may target us, our partners, suppliers, vendors or customers. Similarly, experienced computer programmers or other sophisticated individuals or entities, including malicious hackers, state-sponsored organizations, and insider threats including actions by employees and third-party service providers, have attempted to penetrate, and in some cases have penetrated, our network security or the security of our vendors or suppliers. Such attempts are increasing in number and in technical sophistication, including through the use of AI, and have in the past and could in the future expose us and the affected parties, to risk of loss or misuse of proprietary, personal or confidential information or disruptions of our business operations.

In addition, our internal IT environment continues to evolve. We embrace new ways of sharing data and communicating internally and with partners and customers using methods such as social networking and other consumer-oriented technologies. We also remain vigilant with the increasing use of generative AI models in our internal systems which may create new attack methods for adversaries. Our business policies and internal security controls may not keep pace with these changes as new threats emerge, or emerging cybersecurity regulations in jurisdictions worldwide.

When a data breach occurs, our information technology systems and infrastructure can be subject to damage, compromise, disruption, and shutdown due to attacks or breaches by hackers or other circumstances, such as error or malfeasance by employees or third-party service providers, phishing, social engineering, account takeovers, vulnerability exploitation, misconfigurations, ransomware, or technology malfunction. A data breach may result in significant legal, financial, and reputational harm, including government inquiries, enforcement actions, litigation, and negative publicity. A series of breaches may be determined to be material at a later date in the aggregate, even if they may not be material individually at the time of their occurrence. The occurrence of any of these events, as well as a failure to promptly remedy them when they occur, could compromise our systems and the information stored in our systems. Any such circumstance could adversely affect our ability to attract and maintain customers as well as strategic partners, cause us to suffer negative publicity or damage to our brand, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market and perform our services as well as undermine our ability to remain compliant with relevant laws and regulations. Techniques used to obtain unauthorized access or to sabotage systems change frequently, are constantly evolving and generally are difficult to recognize and react to effectively. We are not always able to anticipate these techniques or to implement adequate or timely preventive or reactive measures. Several recent, highly publicized data security breaches, such as the large-scale attacks by foreign nation state actors, the global incident involving the MOVEit file transfer software, and a significant uptick in ransomware/extortion attacks at other companies, have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of our strategic partners or enterprise customers. Threat actors have previously and could in the future exploit a new vulnerability before we complete our remediation work or identify a vulnerability that we did not effectively remediate. If that happens, there could be unauthorized access to, or acquisition of, data we maintain, and damage to our systems.

We could also face legal action from individuals, business partners, and regulators in connection with data breaches, which would result in increased costs and fees incurred in our defense against those proceedings, and/or payment of any regulatory penalties.

We collect, use, disclose, store or otherwise process personal information, which subjects us to privacy and data security laws and contractual commitments.

We collect, use, process, store, transmit or disclose (collectively, process) an increasingly large amount of confidential information, including personal information (which includes credit card information and other critical data from employees and customers), in connection with the operation of our business, particularly in relation to our identity and information protection service offerings.

The confidential and personal information we process is subject to an increasing number of federal, state, local and foreign laws regarding privacy and data security, as well as contractual commitments. Any failure or perceived failure by us to comply with such obligations has previously and may in the future result in governmental enforcement actions, fines, litigation or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Additionally, changes to applicable privacy or data security laws could impact how we process personal information and therefore limit the effectiveness of our solutions or our ability to develop new solutions. For example, the European Union General Data Protection Regulation imposes more stringent data protection requirements and provides for greater penalties for noncompliance of up to the greater of €20 million or four percent of our worldwide annual revenues.

Data protection legislation is also increasing in the U.S. at both the federal and state level. For example, the California Consumer Privacy Act of 2018 (the CCPA) requires, among other things, covered companies to provide disclosures to California consumers regarding the use of personal information, gives California residents expanded rights to access their personal information that has been collected and allows such consumers new abilities to opt-out of certain sales of personal information. Further, the California Privacy Rights Act (the CPRA) significantly modifies the CCPA and there are new similar and overlapping state privacy laws in at least 10 other U.S. states, which all go into effect by January 1, 2026. These new laws may result in additional uncertainty and require us to incur additional costs and expenses in our effort to comply. Additionally, the Federal Trade Commission (the FTC) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the new state privacy laws and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies, adapt our goods and services and incur substantial expenditures in order to comply.

Global privacy and data protection legislation and enforcement are rapidly expanding and evolving, and may be inconsistent from jurisdiction to jurisdiction. We may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only or primarily within that country. If any country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

Additionally, third parties with whom we work, such as vendors or developers, may violate applicable laws or our policies and such violations can place the personal information of our customers at risk. In addition, our customers may also accidentally disclose their passwords or store them on a device that is lost or stolen, creating the perception that our systems are not secure against third-party access. This could have an adverse effect on our reputation and business. In addition, such third parties could expose us to compromised data or technology, or be the target of cyberattack and other data breaches which could impact our systems or our customers' records and personal information. Further, we could be the target of a cyberattack or other action that impacts our systems and results in a data breach of our customers' records and personal information. This could have an adverse effect on our reputation and business and potentially result in litigation and/or regulatory penalties.

Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and services and harm our business.

We are heavily reliant on our technology and infrastructure to provide our products and services to our customers. For example, we host many of our products using third-party data center facilities and we do not control the operation of these facilities. These facilities are vulnerable to damage, interference, interruption or performance problems from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures, pandemics and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster, an act of terrorism state-sponsored attacks, a pandemic, geopolitical tensions or armed conflicts, and similar events could result in a decision to close the facilities without adequate notice or other unanticipated problems, which in turn, could result in lengthy interruptions in the delivery of our products and services, which could negatively impact our sales and operating results.

Furthermore, our business administration, human resources, compliance efforts and finance services depend on the proper functioning of our computer, telecommunication and other related systems and operations. A disruption or failure of these systems or operations because of a disaster, cyberattack or other business continuity event, such as a pandemic, could cause data to be lost or otherwise delay our ability to complete sales and provide the highest level of service to our customers. In addition, we could have difficulty producing accurate financial statements on a timely basis, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results, all of which could adversely affect the trading value of our stock. There are no assurances that data recovery in the event of a disaster would be effective or occur in an efficient manner. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We are dependent upon Broadcom for certain engineering and threat response services, which are critical to many of our products and business.

Our Norton branded endpoint security solution has historically relied upon certain threat analytics software engines and other software (the Engine-Related Services) that have been developed and provided by engineering teams that have transferred to Broadcom as part of the Broadcom sale. The technology, including source code, at issue is shared, and pursuant to the terms of the Broadcom sale, we retain rights to use, modify, enhance and create derivative works from such technology. Broadcom has committed to provide these Engine-Related Services substantially to the same extent and in substantially the same manner, as has been historically provided under a license agreement with a limited term.

As a result, we are dependent on Broadcom for services and technology that are critical to our business, and if Broadcom fails to deliver these Engine-Related Services it would result in significant business disruption, and our business and operating results and financial condition could be materially and adversely affected. Furthermore, if our current sources become unavailable, and if we are unable to develop or obtain alternatives to integrate or deploy them in time, our ability to compete effectively could be impacted and have a material adverse effect on our business. Additionally, in connection with the Broadcom sale, we lost other capabilities, including certain threat intelligence data which were historically provided by our former Enterprise Security business, the lack of which could have a negative impact on our business and products.

If we fail to offer high-quality customer support, our customer satisfaction may suffer and have a negative impact on our business and reputation.

Many of our customers rely on our customer support services to resolve issues, including technical support, billing and subscription issues, that may arise. If demand increases, or our resources decrease, we may be unable to offer the level of support our customers expect. Any failure by us to maintain the expected level of support could reduce customer satisfaction and negatively impact our customer retention and our business.

Our solutions are complex and operate in a wide variety of environments, systems and configurations, which could result in failures of our solutions to function as designed.

Because we offer very complex solutions, errors, defects, disruptions, or other performance problems with our solutions may occur and have occurred. For example, we may experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, fraud, security attacks or capacity constraints due to an overwhelming number of users accessing our websites simultaneously. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Interruptions in our solutions could impact our revenues or cause customers to cease doing business with us. Our operations are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose customer data or personal information, or experience material adverse interruptions to our operations or delivery of solutions to our clients in a disaster recovery scenario.

Negative publicity regarding our brand, solutions and business could harm our competitive position.

Our brand recognition and reputation as a trusted service provider are critical aspects of our business and key to retaining existing customers and attracting new customers. Our business could be harmed due to errors, defects, disruptions or other performance problems with our solutions causing our customers and potential customers to believe our solutions are unreliable. Furthermore, negative publicity, whether or not justified, including intentional brand misappropriation, relating to events or activities attributed to us, our employees, our strategic partners, our affiliates, or others associated with any of these parties, may tarnish our reputation and reduce the value of our brands. In addition, the rapid rise and use of social media has the potential to harm our brand and reputation. We may be unable to timely respond to and resolve negative and inaccurate social media posts regarding our company, solutions and business in an appropriate manner. Damage to our reputation and loss of brand equity may reduce demand for our solutions and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

The focus from regulators, customers, certain investors, employees, and other stakeholders concerning environmental, social and governance (ESG) matters and related disclosures, both in the United States and internationally, has resulted in, and is likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting ESG-related requirements and expectations. For example, developing and acting on ESG-related initiatives and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's climate-related reporting requirements and the recent California legislation, which includes disclosure requirements relating to voluntary carbon offsets and a wide range of environmental marketing claims. Similarly, the Corporate Sustainability Reporting Directive will require large EU companies to make detailed disclosures in relation to certain sustainability-related issues. We communicate certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, responsible sourcing and social investments and other matters on our website, in our filings with the SEC and elsewhere. These initiatives, goals or commitments could be difficult to achieve and costly to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives, goals or commitments and progress with respect to such initiatives, goals or commitments may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals or commitments, or for any revisions to them. If we fail to achieve progress with respect to our ESG-related initiatives, goals or commitments on a timely basis, or at all, or if our ESG-related data, processes and reporting are incomplete or inaccurate, our reputation, business, financial performance and growth could be adversely affected.

We are affected by seasonality, which may impact our revenue and results of operations.

Portions of our business are impacted by seasonality. Seasonal behavior in orders has historically occurred in the third and fourth quarters of our fiscal year, which include the important selling periods during the holidays in our third quarter, as well as follow-on holiday purchases and the U.S. tax filing season, which is typically in our fourth quarter. Revenue generally reflects similar seasonal patterns, but to a lesser extent than orders. This is due to our subscription business model, as a large portion of our in-period revenue is recognized ratably from our deferred revenue balance. An unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue and could have a disproportionate effect on our results of operations for the entire fiscal year.

LEGAL AND COMPLIANCE RISKS

Our solutions are highly regulated, which could impede our ability to market and provide our solutions or adversely affect our business, financial position and results of operations.

Our solutions are subject to a high degree of regulation, including a wide variety of international and U.S. federal, state, and local laws and regulations, such as the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Federal Trade Commission Act (the FTC Act), and comparable state laws that are patterned after the FTC Act. We have previously entered into consent decrees and similar arrangements with the FTC and the attorney generals of 35 states as well as a settlement with the FTC relating to allegations that certain of LifeLock's advertising, marketing and security practices constituted deceptive acts or practices in violation of the FTC Act, which impose additional restrictions on our business, including prohibitions against making any misrepresentation of "the means, methods, procedures, effects, effectiveness, coverage, or scope of" our solutions. We signed an Undertaking, effective June 14, 2021, with the United Kingdom's Competition and Markets Authority (CMA) requiring our NortonLifeLock Ireland Limited and NortonLifeLock UK entities to make certain changes to their policies and practices related to automatically renewing subscriptions in the United Kingdom as part of the CMA's investigation into auto-renewal practices in the antivirus sector launched in December 2018. Any of the laws and regulations that apply to our business are subject to revision or new or changed interpretations, and we cannot predict the impact of such changes on our business.

Additionally, the nature of our identity and information protection products subjects us to the broad regulatory, supervisory and enforcement powers of the Consumer Financial Protection Bureau which may exercise authority with respect to our services, or the marketing and servicing of those services, through the oversight of our financial institution or credit reporting agency customers and suppliers, or by otherwise exercising its supervisory, regulatory or enforcement authority over consumer financial products and services.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Much of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark and trade secret laws. However, these measures afford only limited protection and may be challenged, invalidated or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute and sell our proprietary information without authorization.

Patents may also not be issued from our pending patent applications and claims allowed on any future issued patents may not be sufficiently broad to protect our technology. Also, these protections may not preclude competitors from independently developing products with functionality or features similar to our products.

Third parties have previously and may in the future also develop similar or superior technology independently by designing around our patents. Our consumer agreements do not require a signature and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States, and we may be subject to the unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, could be costly, may distract management from day-to-day operations and may lead to additional claims against us, which could adversely affect our operating results.

From time to time we are party to lawsuits and investigations, and third parties have claimed and additional third parties in the future may claim that we infringe their proprietary rights, which has previously and could in the future require significant management time and attention, cause us to incur significant legal expenses and prevent us from selling our products.

We are frequently involved in litigation and other proceedings, including, but not limited to, class actions and governmental claims or investigations, some of which may be material initially or become material over time. The expense of initiating and defending, and in some cases settling, such matters may be costly and divert management's attention from the day-to-day operations of our business, which could have a materially adverse effect on our business, results of operations and cash flows. In addition, such matters may through the course of litigation or other proceedings change unfavorably which could alter the profile of the matter and create potential material risk to the company. Any unfavorable outcome in a matter could result in significant fines, settlements, monetary damages, or injunctive relief that could negatively and materially impact our ability to conduct our business, results of operations and cash flows. Additionally, in the event we did not previously accrue for such litigation or proceeding in our financial statements, we may be required to record retrospective accruals that adversely affect our results of operations and financial condition.

Additionally, third parties have claimed and, from time to time, additional third parties may claim that we have infringed their intellectual property rights, including claims regarding patents, copyrights and trademarks. For additional information on such claims, please refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our solutions, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our partners. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all. We have made and expect to continue making significant expenditures to investigate, defend and settle claims related to the use of technology and intellectual property rights as part of our strategy to manage this risk.

In addition, we license and use software from third parties in our business and generally must rely on those third parties to protect the licensed rights. These third-party software licenses may not continue to be available to us on acceptable terms or at all and may expose us to additional liability. This liability, or our inability to use any of this third-party software, could result in delivery delays or other disruptions in our business that could materially and adversely affect our operating results.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. Some open source software may include generative artificial intelligence (AI) software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by federal, state, or international regulations. In addition to risks related to license requirements, using open source software, including open source software that incorporates or relies on generative AI, can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source. However, we cannot be sure that all open source, including open source that incorporates or relies on generative AI, is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source, including open source that incorporates or relies on generative AI, may not or cannot be eliminated and could, if not properly addressed, negatively affect our business.

RISKS RELATED TO OUR LIQUIDITY AND INDEBTEDNESS

There are risks associated with our outstanding and future indebtedness that could adversely affect our financial condition.

As of March 29, 2024, we had an aggregate of $8,716 million of outstanding indebtedness that will mature in calendar years 2025 through 2030, and $1,500 million available for borrowing under our revolving credit facility. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our outstanding debt. Our ability to meet expenses, comply with the covenants under our debt instruments, pay interest and repay principal for our substantial level of indebtedness depends on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including our 5.0% Senior Notes due 2025, 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 (collectively, the Senior Notes), and meet our other obligations. Our level of indebtedness could have other important consequences, including the following:

- We must use a substantial portion of our cash flow from operations to pay interest and principal on the Amended and Restated Credit Agreement, our existing Senior Notes, and other indebtedness, which reduces funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

- We may be unable to refinance our indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

- We have significant exposure to fluctuations in interest rates because borrowings under our senior secured credit facilities bear interest at variable rates;

- Our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

- We may be more vulnerable to an economic downturn or recession and adverse developments in our business;

- We may be unable to comply with financial and other covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt and would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation; and

- Changes by any rating agency to our outlook or credit rating could negatively affect the value of our debt and/or our common stock, adversely affect our access to debt markets and increase the interest we pay on outstanding or future debt.

There can be no assurance that we will be able to manage any of these risks successfully. In addition, we conduct a significant portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness will be dependent in part on the generation of cash flow by our subsidiaries and their respective abilities to make such cash available to us by dividend, debt repayment or otherwise, which may not always be possible. If we do not receive distributions from our subsidiaries, we may be unable to make the required principal and interest payments on our indebtedness.

Our Amended and Restated Credit Agreement imposes operating and financial restrictions on us.

Our Amended and Restated Credit Agreement contains covenants that limit our ability and the ability of our restricted subsidiaries to:

- Incur additional debt;

- Create liens on certain assets to secure debt;

- Enter into certain sale and leaseback transactions;

- Pay dividends on or make other distributions in respect of our capital stock or make other restricted payments; and

- Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

These covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions or may otherwise restrict activities or business plans. A breach of any of these covenants could result in a default. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and, to the extent such indebtedness is secured, proceed against any collateral securing that indebtedness.

The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and result of operations.

We regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could result in a loss or impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Additionally, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. Our general business strategy, including our ability to access existing debt under the terms of our Amended and Restated Credit Agreement may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our operations, growth strategy, financial performance and stock price and could require us to alter our operating plans.

Hedging or other mitigation actions to mitigate against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distributions.

We have previously and may in the future enter into interest rate swap agreements or pursue other interest rate hedging strategies. In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we have effectively converted $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.550%. The objective of our interest rate swaps, all of which are designated as cash flow hedges, is to manage the variability of future cash interest expense.

Our future hedging activity will vary in scope based on the level of interest rates, the type and expected duration of portfolio investments held, and other changing market conditions. Our current and future interest rate hedging may fail to protect or could adversely affect us because, among other things:

- Interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

- Available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

- The duration of the hedge may not match the duration of the related liability or asset;

- The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- The party owing money in the hedging transaction may default on its obligation to pay; and

- We may purchase a hedge that turns out not to be necessary (i.e., a hedge that is out of the money).

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distributions. Unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

GENERAL RISKS

Government efforts to combat inflation, along with other interest rate pressures arising from an inflationary economic environment, have led to and may continue to lead to higher financing costs.

We operate globally and as a result our business and revenues are impacted by global macroeconomic conditions. Inflation has risen on a global basis, including in the United States, and government entities have taken various actions to combat inflation, such as raising interest rate benchmarks. While the Federal Reserve has recently held inflation rates steady, global inflation remains high and government entities may continue their efforts, or implement additional efforts, to combat inflation, which may include continuing to raise interest rate benchmarks or maintaining interest rate benchmarks at elevated levels. Such government efforts, along with other interest rate pressures arising from an inflationary economic environment, have led to higher financing costs. For example, recent elevated interest rates have resulted in an increase in our cost of debt. These government actions and global macroeconomic conditions have had and may continue to have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in our quarterly financial results have affected the trading price of our stock in the past and could affect the trading price of our stock in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary in the future due to a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet our expectations or the expectations of securities analysts and investors, the trading price of our outstanding securities could be negatively affected. Volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions.

Factors associated with our industry, the operation of our business, and the markets for our solutions may cause our quarterly financial results to fluctuate, including but not limited to:

- Fluctuations in demand for our solutions;

- Disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, outbreaks of disease, or earthquakes, floods or other natural disasters;

- Entry of new competition into our markets;

- Technological changes in our markets;

- Our ability to achieve targeted operating income and margins and revenues;

- Competitive pricing pressure or free offerings that compete with one or more of our solutions;

- Our ability to timely complete the release of new or enhanced versions of our solutions;

- The amount and timing of commencement and termination of major marketing campaigns;

- The number, severity and timing of threat outbreaks and cyber security incidents;

- Loss of customers or strategic partners or the inability to acquire new customers or cross-sell our solutions;

- Changes in the mix or type of solutions and subscriptions sold and changes in consumer retention rates;

- The rate of adoption of new technologies and new releases of operating systems, and new business processes;

- Consumer confidence and spending changes;

- The outcome or impact of litigation, claims, disputes, regulatory inquiries or investigations;

- The impact of acquisitions (and our ability to achieve expected synergies or attendant cost savings), divestitures, restructurings, share repurchase, financings, debt repayments, equity investments and other investment activities;

- Changes in U.S. and worldwide economic conditions, such as economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates including the weakening of foreign currencies relative to USD, which has and may in the future negatively affect our revenue expressed in USD, changes in interest rates, geopolitical conflicts, and other global macroeconomic factors on our operations and financial performance;

- The publication of unfavorable or inaccurate research reports about our business by cybersecurity industry analysts;

- The success of our ESG initiatives;

- Changes in tax laws, rules and regulations;

- Changes in tax rates, benefits and expenses; and

- Changes in consumer protection laws and regulations.

Any of the foregoing factors could cause the trading price of our outstanding securities to fluctuate significantly.

RISK RELATED TO TAXES

Changes to our effective tax rate, including through the adoption of new tax legislation or exposure to additional income tax liabilities, could increase our income tax expense and reduce (increase) our net income (loss), cash flows and working capital. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are a multinational company dual headquartered in the U.S. and the Czech Republic, with our principal executive offices in Tempe, Arizona. As such, we are subject to tax in multiple U.S. and international tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes to the U.S. federal income tax laws, including the potential for federal tax law changes put forward by Congress and the current administration including potentially increased corporate tax rates, new minimum taxes and other changes to the way that our US tax liability has been calculated following the 2017 Tax Cuts and Jobs Act. Certain of these proposals could have significant retroactive adjustments adding cash tax payments/liabilities if adopted;

- Changes to other tax laws, regulations, and interpretations in multiple jurisdictions in which we operate, including actions resulting from the Organisation for Economic Co-operation and Development's (OECD) base erosion and profit shifting project including recent proposals for a global minimum tax rate, proposed actions by international bodies such as digital services taxation, as well as the requirements of certain tax rulings. In October 2021, the OECD/G20 inclusive framework on Base Erosion and Profit Shifting (the Inclusive Framework) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform which has now been agreed upon by the majority of OECD members. OECD and many countries have proposed to reallocate a portion of profits of large multinational enterprises (MNE) with an annual global turnover exceeding €20 billion to markets where sales arise (Pillar One), as well as enact a global minimum tax rate of 15% for MNE with an annual global turnover exceeding €750 million (Pillar Two). On December 12, 2022, the European Union reached an agreement to implement the Pillar Two Directive of the OECD's reform of international taxation at the European Union level. The agreement affirms that all Member States must transpose the Directive by December 31, 2023. The rules will therefore first be applicable for fiscal years starting on or after December 31, 2023. Ireland, Czech Republic and certain jurisdictions in which we operate have enacted legislation to implement Pillar Two and other countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. The enactment of Pillar Two legislation is not expected to have a material adverse effect on our effective tax rate and Consolidated Financial Statements in the near term. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate;

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- Changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of our tax return preparation process;

- The ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for;

- The tax effects of, and tax planning and changes in tax rates related to significant infrequently occurring events (including acquisitions, divestitures and restructurings) that may cause fluctuations between reporting periods;

- Tax assessments, or any related tax interest or penalties, that could significantly affect our income tax expense for the period in which the settlements take place; and

- Taxes arising in connection to changes in our workforce, corporate and legal entity structure or operations as they relate to tax incentives and tax rates.

From time to time, we receive notices that a tax authority in a particular jurisdiction believes that we owe a greater amount of tax than we have reported to such authority and we are consequently subject to tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Additionally, our ability to recognize the financial statement benefit of tax refund claims is subject to change based on a number of factors, including but not limited to, changes in facts and circumstances, changes in tax laws, correspondence with tax authorities, and the results of tax audits and related proceedings, which may take several years or more to resolve. If tax authorities disagree with certain tax reporting positions taken by us, as a result, they assess additional taxes against us. We are regularly engaged in discussions and sometimes disputes with these tax authorities. We ultimately sometimes have to engage in litigation to achieve the results reflected in our tax estimates, and such litigation can be time consuming and expensive. We regularly assess the likely outcomes of any audits in order to determine the appropriateness of our tax provision. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be materially and adversely affected.

Our corporate and legal entity structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

We generally conduct our international operations through wholly-owned subsidiaries and are or may be required to report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The amount of taxes we pay in different jurisdictions may depend on a variety of factors including the application of the tax laws of those various jurisdictions (including the U.S.) to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The relevant taxing authorities have in the past and may in the future disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Any changes or interpretations to existing accounting pronouncements or taxation rules or practices may cause fluctuations in our reported results of operations or affect how we conduct our business.

A change in accounting pronouncements or taxation rules or practices could have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. We could be required to modify a current tax or accounting position as a result of any such change, and this could adversely affect our reported financial results and could change the way we conduct our business.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity risk management and strategy

We maintain a cybersecurity program designed to protect our systems and data from information security risks, including regular oversight of our programs for security monitoring. Gen has a process for identifying and assessing material risks from cybersecurity threats on a regular basis that operates alongside our broader overall risk assessment process, covering all identified enterprise wide risks. Cybersecurity risk is reviewed quarterly with management and with the board of directors. In addition, we regularly perform evaluations (including independent third-party evaluations) of our security program and our information technology infrastructure and information security management systems. Our processes also address risk and identification of cybersecurity threat risks from our use of third-party service providers. This involves, among other things, conducting pre-engagement risk-based diligence, reviewing security and controls reports, implementing contractual security and notification provisions, and ongoing monitoring as needed.

Our information security management system is based upon industry frameworks. Our Chief Information Security Officer (CISO) leads our cybersecurity program, which includes the implementation of controls designed to align with these industry frameworks and applicable statutes and regulations. Our CISO has over 30 years of prior work experience in various roles involving managing information security programs, developing cybersecurity strategy, implementing effective information and cybersecurity initiatives and has been the Head of IT Audit, CISO and CIO at three other companies prior to Gen Digital. He has a Bachelor of Science in Computer Information Systems. We have implemented security monitoring capabilities designed to alert us to suspicious activity and developed an incident response program that includes periodic testing and is designed to restore business operations quickly. In addition, employees participate in mandatory annual training and receive communications regarding the cybersecurity environment to increase awareness throughout the company. We also implemented an enhanced annual training program for specific specialized employee populations, including secure coding training.

Governance

The Technology and Cybersecurity Committee of the Board has direct oversight to the Company's (1) technology strategy, initiatives, and investments and (2) key cybersecurity information technology risks against both internal and external threats. The Technology and Cybersecurity Committee is comprised entirely of independent directors, all of whom have experience related to information security issues or oversight and meets and reports to the Board on a quarterly basis. The Audit Committee, which is also comprised entirely of independent directors, considers cybersecurity information technology risks in connection with overseeing our enterprise risk management system, and reports to the Board on enterprise risk management matters on a quarterly basis. We have processes in place for management to report security instances to the Technology and Cybersecurity Committee and Audit Committee as they occur, if material, and to provide a summary multiple times per year of other incidents to the Technology and Cybersecurity Committee. Additionally, our CISO attends each Technology and Cybersecurity Committee meeting and meets regularly with the Board of Directors or the Audit Committee of the Board of Directors to brief them on technology and information security matters. We carry insurance that provides protection against some of the potential losses arising from a cybersecurity incident. In the last fiscal three years, we have not experienced any material information security breach incidences and the expenses we have incurred from information security breach incidences were immaterial. This includes penalties and settlements, of which there were none.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Our solutions, systems, websites and the data on these sources have been in the past and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales." included as part of "Risk Factors" in Item 1A of this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Item 2. *Properties*

Not applicable.

Item 3. *Legal Proceedings*

Information with respect to this Item may be found under the heading "Litigation contingencies" in Note 18 of the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K which information is incorporated into this Item 3 by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock symbol and stockholders of record

Our common stock is traded on the Nasdaq Global Select Market under the symbol "GEN". As of March 29, 2024, there were 3,148 stockholders of record. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers and other financial institutions.

Stock performance graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index for the five fiscal years ended March 29, 2024 (assuming the initial investment of $100 in our common stock and in each of the other indices on the last day of trading for fiscal 2019 and the reinvestment of all dividends). The comparisons in the graph below are based on historical data and are not indicative of, nor intended to forecast the possible future performance of our common stock.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

**Among Gen Digital Inc., the S&P 500 Index
and the S&P Information Technology Index**



This performance graph shall not be deemed "soliciting material" or to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

Repurchases of our equity securities

Stock repurchases during the three months ended March 29, 2024 were as follows:

(In millions, except per share data)	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs [2]
December 30, 2023 to January 26, 2024	—	$ —	—	$ 729
January 27, 2024 to February 23, 2024	14	$ 21.37	14	$ 429
February 24, 2024 to March 29, 2024	—	$ —	—	$ 429
Total number of shares repurchased	14		14	

(1) The number of shares repurchased is reported on trade date.

(2) Under our stock repurchase programs, shares may be repurchased on the open market and through accelerated stock repurchase transactions. As of March 29, 2024, we had $429 million remaining authorized to be completed in future periods with no expiration date. In May 2024, our Board of Directors authorized a new stock repurchase program through which we may repurchase shares of our common stock in an aggregate amount of up to $3 billion with no fixed expiration. This new stock repurchase program will supersede any amounts under the prior stock repurchase programs.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Please read the following discussion and analysis of our financial condition and results of operations together with our Consolidated Financial Statements and related Notes thereto included under Item 15 of this Annual Report on Form 10-K.

OVERVIEW

Gen is a global company powering Digital Freedom with a family of trusted consumer brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. Our core cyber safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. We have built a technology platform that brings together software and service capabilities within these three categories into a comprehensive and easy-to-use integrated platform across our brands. We bring award-winning products and services in cybersecurity, privacy and identity protection to approximately 500 million users in more than 150 countries so they can live their digital lives safely, privately, and confidently today and for generations to come.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2024, 2023 and 2022 in this report refers to fiscal years ended March 29, 2024, March 31, 2023 and April 1, 2022, respectively, each of which was a 52-week year.

Financial summary

The following table provides our key financial metrics for fiscal 2024 compared with fiscal 2023:

	Fiscal Year	
(In millions, except for per share amounts)	2024	2023
Net revenues	$ 3,812	$ 3,338
Operating income (loss)	$ 1,122	$ 1,227
Net income (loss)	$ 616	$ 1,349
Net income (loss) per share - diluted	$ 0.96	$ 2.16
Net cash provided by (used in) operating activities	$ 2,064	$ 757

	As of	
(In millions)	March 29, 2024	March 31, 2023
Cash and cash equivalents	$ 846	$ 750
Contract liabilities	$ 1,806	$ 1,788

- Net revenues increased $474 million, primarily due to an additional five and a half months of revenue contribution from Avast, up $419 million as compared to the corresponding period, which was acquired during the second quarter of fiscal 2023 in September 2022, and higher sales in both our consumer security and identity and information protection products, partially offset by unfavorable foreign currency fluctuations.

- Operating income (loss) decreased $105 million, primarily due to an increase in legal accrual related to ongoing litigation and an increase in amortization of intangible assets recognized as a result of our acquisition of Avast. This is partially offset by the increase in net revenues discussed above and cost synergies post-acquisition.

- Net income (loss) decreased $733 million and net income per share decreased $1.20, primarily due by the absence of the income tax benefit as a result of a tax capital loss in fiscal 2023, decreased operating income discussed above and increased interest expense associated with our senior credit facilities and two senior notes.

- Cash and cash equivalents increased by $96 million compared to March 31, 2023, primarily due to cash generated from operating activities during fiscal 2024. This is offset by dividends paid to shareholders, voluntary prepayments of our Term B facility, a mandatory principal amortization payment of our Term A facility, and repurchases of our common stock.

- During fiscal 2024, we returned $1,947 million of capital back to shareholders and bondholders. This was achieved through the repurchase of 21 million shares of our common stock, totaling $441 million. Additionally, we paid out a total of $323 million in quarterly dividends and carried out $1,183 million in debt pay downs, including $950 million in voluntary prepayments applied exclusively to the Term B facility.

- During fiscal 2024, we increased net Direct customers by 0.9 million, increased monthly Direct ARPU by $0.15, and increased our Direct retention rate by 1%.

- During fiscal 2024, we received an $899 million income tax refund related to the filing of our fiscal 2023 tax return, which was recorded net of allowances as part of Other current assets in the Condensed Consolidated Balance Sheets as of March 31, 2023.

GLOBAL MACROECONOMIC CONDITIONS

Our results of operations and cash flows are subject to fluctuations due to inflation, changes in foreign currency exchange rates relative to U.S. dollars, our reporting currency, changes in interest rates, as well as recession risks, any of which may persist for an extended period. Additionally, our international results are impacted by the economic conditions in the foreign markets in which we operate and by fluctuations in foreign currency exchange rates. We conduct business in numerous currencies throughout our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than the entity's functional currency. As a result, we are exposed to foreign exchange gains or losses, which impact our operating results. As part of our foreign currency risk mitigation strategy, we have entered into monthly foreign exchange forward contracts to hedge certain foreign currency balance sheet exposure.

In addition, in early 2022, worldwide inflation began to increase. In response to the heightened levels of inflation, central banks, including the U.S. Federal Reserve and the European Central Bank, raised interest rates significantly in 2022, resulting in an increase in our cost of debt. Although inflation rates slowed in 2023, global inflation remains high in 2024 and has impacted our results due to higher costs. Volatile market conditions related to geopolitical conflicts and other macroeconomic events have, at times, affected our results of operations and cash flows in non-material ways; however, geopolitical conflicts and other macroeconomic events may in the future materially impact our results of operations and cash flows. Due to our subscription-based business model, the effect of recent macroeconomic events may not be fully reflected in our results of operations until future periods, if at all.

Inflation, interest rates and foreign exchange rates remained volatile in 2023 and fluctuations in these indicators are uncertain and could result in further adverse impacts to our reported results. For a further discussion of the potential impacts of the global macroeconomic conditions on our business, please see "Risk Factors" in Item 1A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements and related notes in accordance with generally accepted accounting principles in the U.S. requires us to make estimates, including judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates, judgements and assumptions on historical experience and on various other factors we believe to be reasonable under the circumstances. We evaluate our estimates, judgements and assumptions on a regular basis and make changes accordingly. Management believes that the accounting estimates employed and the resulting amounts are reasonable; however, actual results may differ from these estimates. Making estimates, judgments and assumptions about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. Should any of these estimates, judgements or assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.

Management believes the following critical accounting policies reflect the significant estimates used in the preparation of our Consolidated Financial Statements. A summary of our significant accounting policies is included in Note 1, and a description of recently adopted accounting pronouncements and our expectation of the impact on our Consolidated Financial Statements and disclosures are included in Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Business combinations

We allocate the purchase price of acquired businesses to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill. The allocation of purchase price requires management to make significant estimates and assumptions in determining the fair values of the assets acquired and liabilities assumed especially with respect to intangible assets.

Critical estimates in valuing intangible assets include, but are not limited to, future expected cash flows from customer relationships, developed technology, trade names, and discount rates. Management estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Third-party valuation specialists are utilized for certain estimates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Income taxes

We are subject to tax in multiple U.S. and foreign tax jurisdictions. We are required to estimate the current tax exposure as well as assess the temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. We apply judgment in the recognition and measurement of current and deferred income taxes which includes the following critical accounting estimates.

We use a two-step process to recognize liabilities for unrecognized tax benefits. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. There is judgement and complexity involved in assessing if the tax position is more likely than not. If we determine that the tax position will more likely than not be sustained on audit, the second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various outcomes. We re-evaluate these unrecognized tax benefits on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Loss contingencies

We are subject to contingencies that expose us to losses, including various legal and regulatory proceedings, asserted and potential claims that arise in the ordinary course of business. An estimated loss from such contingencies is recognized as a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. We review the status of each significant matter quarterly, and we may revise our estimates. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material impact on our Consolidated Financial Statements for that reporting period.

RESULTS OF OPERATIONS

We have elected to omit discussion on the earliest of the three years presented in the Consolidated Financial Statements of this Annual Report on Form 10-K. Refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the fiscal year ended March 31, 2023 for year-over-year comparisons of the results of operation between fiscal 2023 and fiscal 2022 as well as discussion of fiscal 2022 performance metrics and cash flow activity, all of which are incorporated herein by reference.

The following table sets forth our Consolidated Statements of Operations data as a percentage of net revenues for the periods indicated:

	Fiscal Year	
	2024	2023
Net revenues	100 %	100 %
Cost of revenues	19	18
Gross profit	81	82
Operating expenses:		
Sales and marketing	19	20
Research and development	9	9
General and administrative	16	9
Amortization of intangible assets	6	5
Restructuring and other costs	1	2
Total operating expenses	51	46
Operating income (loss)	29	37
Interest expense	(18)	(12)
Other income (expense), net	0	(1)
Income (loss) before income taxes	12	24
Income tax expense (benefit)	(4)	(16)
Net income (loss)	16 %	40 %

Note: The percentages may not add due to rounding.

Net revenues

(In millions, except for percentages)	Fiscal Year		% Change
	2024	2023	2024 vs. 2023
Net revenues	$ 3,812	$ 3,338	14 %

Fiscal 2024 compared to fiscal 2023

Net revenues increased $474 million, primarily due to a $388 million increase in sales of our consumer security products and a $88 million increase in sales of our identity and protection products. This was inclusive of $25 million of foreign exchange headwinds, primarily in our consumer security products and a $419 million increase from revenue contribution from Avast due to the additional five and a half months as compared to the corresponding period.

Performance Metrics

We regularly monitor a number of metrics in order to measure our current performance and estimate our future performance. We believe these key operating metrics are useful to investors because management uses these metrics to assess the growth of our business and the effectiveness of our marketing and operational strategies. Our metrics may be calculated in a manner different than similar metrics used by other companies.

The following table summarizes supplemental key performance metrics for our solutions:

(In millions, except for per user amounts and percentages)	Fiscal Year	
	2024	2023
Direct customer revenue [1]	$ 3,353	$ 2,933
Partner revenues	$ 396	$ 341
Total cyber safety revenues	$ 3,749	$ 3,274
Legacy revenues [2]	$ 63	$ 66
Direct customer count (at quarter-end)	39.1	38.2
Direct average revenue per user (ARPU) [3]	$ 7.25	$ 7.10
Retention rate	77 %	76 %

(1) Non-GAAP Direct customer revenue differs from U.S. GAAP direct customer revenue in fiscal 2023 because it excludes a $2 million, reduction of revenue from contract liability purchase accounting adjustments. We believe that eliminating the impact of this adjustment improves the comparability of revenues between periods. In addition, although the adjustment amounts will never be recognized in our U.S. GAAP financial statements, we do not expect the acquisitions to affect the future renewal rates of revenues excluded by the adjustments.

(2) Legacy revenues includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions.

(3) Due to the close of the acquisition of Avast in the second quarter of fiscal 2023, the fiscal 2023 ARPU is based on the average ARPU for the second, third, and fourth quarter of fiscal 2023, but excludes the first quarter of fiscal 2023.

We define direct customer count as active paid users of our products and solutions who have a direct billing and/or registration relationship with us at the end of the reported period. Average direct customer count presents the average of the total number of direct customers at the beginning and end of the applicable period. We exclude users on free trials from our direct customer count. Users who have indirectly purchased and/or registered for our products or solutions through partners are excluded unless such users convert or renew their subscription directly with us or sign up for a paid membership through our web stores or third-party app stores. The methodologies used to measure these metrics require judgment and are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

ARPU is calculated as estimated direct customer revenues for the period divided by the average direct customer count for the same period, expressed as a monthly figure. Non-GAAP estimated direct customer revenues and ARPU have limitations as analytical tools and should not be considered in isolation or as a substitute for U.S. GAAP estimated direct customer revenues or other U.S. GAAP measures. We monitor ARPU because it helps us understand the rate at which we are monetizing our consumer customer base.

Retention rate is defined as the percentage of direct customers as of the end of the period from one year ago who are still active as of the most recently completed fiscal period. We monitor the retention rate to evaluate the effectiveness of our strategies to improve renewals of subscriptions.

Net revenues by geographical region

Percentage of revenue by geographical region as presented below is based on the billing location of the customers.

	Fiscal Year [1]	
	2024	2023
Americas	65 %	67 %
EMEA	24 %	22 %
APJ	11 %	11 %

(1) From time to time, changes in allocation methodologies cause changes to the revenue by geographic area above. When changes occur, we recast historical amounts to match the current methodology, such as for fiscal 2023 where we aligned allocation methodologies across similar product categories.

The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

While the percentage of revenue by geographic region in fiscal 2024 remains primarily in the Americas, our acquisition of Avast has expanded our presence in countries in the EMEA region.

Cost of revenues

(In millions, except for percentages)	Fiscal Year		% Change
	2024	**2023**	**2024 vs. 2023**
Cost of revenues	$ 731	$ 589	24 %

Fiscal 2024 compared to fiscal 2023

Our cost of revenues increased $142 million, primarily due to a $93 million increase in the amortization of acquired intangible assets, a $29 million increase in revenue share costs, and a $18 million increase in payment processing fees as a result of higher billings.

Operating expenses

(In millions, except for percentages)	Fiscal Year		% Change
	2024	**2023**	**2024 vs. 2023**
Sales and marketing	$ 733	$ 682	7 %
Research and development	332	313	6 %
General and administrative	604	286	111 %
Amortization of intangible assets	233	172	35 %
Restructuring and other costs	57	69	(17)%
Total	$ 1,959	$ 1,522	29 %

Our operating expenses increased in fiscal 2024 compared to fiscal 2023 primarily due to an increase in legal accruals and amortization of intangible assets. This was partially offset by a decrease in transaction and integration costs, in connection with our acquisition of Avast, which was completed during the second quarter of fiscal 2023.

Fiscal 2024 compared to fiscal 2023

Sales and marketing expense increased $51 million, due to a $32 million increase in advertising, a $9 million increase in occupancy and IT costs, and an $8 million increase in headcount and outside services.

Research and development expense increased $19 million, due to a $10 million increase in headcount and outside services and a $10 million increase in cloud hosting costs.

General and administrative expense increased $318 million, primarily due to a $388 million increase in legal accrual, of which $290 million is related to our litigation case with the Trustees of Columbia University in the City of New York (Columbia) and the corresponding legal fees, $52 million related to a legal accrual in the third quarter of fiscal 2024 and a $41 million reversal in legal accrual in the third quarter of fiscal 2023, both of which are related to the GSA litigation. This was partially offset by a $65 million decrease in acquisition and integration costs related to our acquisition of Avast.

Amortization of intangible assets increased $61 million as a result of the acquisition of Avast.

Restructuring and other costs decreased $12 million, primarily due a $10 million decrease in stock-based compensation expense. See Note 12 of the Notes to the Consolidated Financial Statements for details of the fiscal 2024 restructuring activities.

Non-operating income (expense), net

(In millions)	Fiscal Year		$ Change
	2024	**2023**	**2024 vs. 2023**
Interest expense	$ (669)	$ (401)	$ (268)
Interest income	25	15	10
Foreign exchange gain (loss)	3	(8)	11
Gain (loss) on early extinguishment of debt	—	(9)	9
Gain (loss) on equity investments	(40)	(7)	(33)
Gain (loss) on sale of properties	9	—	9
Other	9	(13)	22
Non-operating income (expense), net	$ (663)	$ (423)	$ (240)

Fiscal 2024 compared to fiscal 2023

Non-operating income (expense), net, increased $240 million, primarily due to an increase in interest expense associated with borrowings under our senior credit facilities (as defined below) and two senior notes, which were issued during the second quarter of fiscal 2023, and a $33 million increase in loss on equity investments related to the impairment of one of our non-marketable equity investments.

Provision for income taxes

(In millions, except for percentages)	Fiscal Year 2024	Fiscal Year 2023
Income (loss) before income taxes	$ 459	$ 804
Income tax expense (benefit)	$ (157)	$ (545)
Effective tax rate	(34)%	(68)%

Fiscal 2024 compared to fiscal 2023

Our effective tax rate increased primarily due to a one-time income tax benefit as a result of a tax capital loss in fiscal 2023 partially offset by an income tax benefit as a result of an operational and legal entity restructuring in fiscal 2024. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for information about our unrecognized tax benefits.

The Organization for Economic Cooperation and Development (OECD) and many countries have proposed to reallocate a portion of profits of large multinational enterprises (MNE) with an annual global turnover exceeding €20 billion to markets where sales arise (Pillar One), as well as enact a global minimum tax rate of at least 15% for MNE with an annual global turnover exceeding €750 million (Pillar Two). On December 12, 2022, the European Union reached an agreement to implement the Pillar Two directive of the OECD's reform of international taxation at the European Union level. The agreement affirms that all Member States must transpose the Pillar Two directive by December 31, 2023. The rules will therefore first be applicable for fiscal years starting on or after December 31, 2023. Ireland, Czech Republic, and certain jurisdictions in which we operate have enacted legislation to implement Pillar Two and other countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. The enactment of Pillar Two legislation is not expected to have a material adverse effect on our effective tax rate and Consolidated Financial Statements in the near term. We will continue to monitor and reflect the impact of such legislative changes in future Consolidated Financial Statements as appropriate.

LIQUIDITY, CAPITAL RESOURCES AND CASH REQUIREMENTS

Liquidity and Capital Resources

We have historically relied on cash generated from operations, borrowings under credit facilities, issuances of debt and proceeds from divestitures for our liquidity needs.

Our capital allocation strategy is to balance driving stockholder returns, managing financial risk and preserving our flexibility to pursue strategic options, including acquisitions and mergers. Historically, this has included a quarterly cash dividend, the repayment of debt and the repurchase of shares of our common stock.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents, together with cash generated from operations and amounts available under our Revolving Facility, will be sufficient to meet our working capital needs, support on-going business activities and finance the expected synergy costs related to the acquisition of Avast through at least the next 12 months and to meet our known long-term contractual obligations. We are currently not aware of any trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our capital needs during or beyond the next 12 months. However, our future liquidity and capital requirements may vary materially from those as of March 29, 2024 depending on several factors, including, but not limited to, economic conditions; political climate; the expansion of sales and marketing activities; the costs to acquire or invest in businesses; and the risks and uncertainties discussed in "Risk Factors" in Item 1A.

Cash flows

The following table summarizes our cash flow activities in fiscal 2024 and 2023:

(In millions)	Fiscal Year 2024	Fiscal Year 2023
Net cash provided by (used in):		
Operating activities	$ 2,064	$ 757
Investing activities	$ 2	$ (6,547)
Financing activities	$ (1,961)	$ 4,681
Increase (decrease) in cash and cash equivalents	$ 96	$ (1,137)

See Note 7 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for our supplemental cash flow information.

Cash from operating activities

Our cash flows provided by and used in operating activities in fiscal 2024 increased $1,307 million, primarily due to an income tax refund related to the filing of our fiscal 2023 tax return during the fourth quarter of fiscal 2024 and cash collections from revenue attributable to our acquisition of Avast during the second quarter of fiscal 2023.

Cash from investing activities

Our cash flows provided by and used in investing activities in fiscal 2024 increased $6,549 million, primarily related to the absence of the total cash consideration paid for our acquisition of Avast during the second quarter of fiscal 2023.

Cash from financing activities

Our cash flows provided by and used in financing activities in fiscal 2024 decreased $6,642 million, primarily due to lower repayments of debt and repurchases of common stock under our repurchase program and by the absence of proceeds from the issuance of debt during the fiscal 2023.

Fiscal 2024 reflects $1,183 million in voluntary prepayments and principal amortization payments of our Term Loans and mortgages and $441 million in repurchases of common stock. In contrast, fiscal 2023 reflects $8,954 million of aggregate proceeds: $3,910 million from Term A Facility, $3,690 million from Term B Facility, $900 million from the 6.75% Senior Notes and $600 million from the 7.125% Senior Notes, net of $146 million of debt issuance costs, offset by the $400 million repayment of our 3.95% Senior Notes, $1,010 million repayment of our Initial Term Loan, $703 million repayment of our Delayed Draw Term Loan, the settlement of the $525 million principal and $100 million equity rights associated with our New 2.0% Convertible Notes, $250 million prepayment of our Term B Facility, and $59 million mandatory amortization payments of our Term A and Term B Facility. Repurchases of common stock in fiscal 2023 were $904 million.

Cash and cash equivalents

As of March 29, 2024, we had cash and cash equivalents of approximately $846 million, of which $379 million was held by our foreign subsidiaries. Our cash and cash equivalents are managed with the objective to preserve principal, maintain liquidity and generate investment returns. The participation exemption system under current U.S. federal tax regulations generally allows us to make distributions of non-U.S. earnings to the U.S. without incurring additional U.S. federal tax; however, these distributions may be subject to applicable state or non-U.S. taxes.

Debt

We have an undrawn revolving credit facility of $1,500 million, which expires in September 2027.

Stock repurchases

During the fiscal 2024 and 2023, we executed repurchases of 21 million and 40 million of our common stock under our existing stock repurchase program for an aggregate amount of $441 million and $904 million, respectively.

Material Cash Requirements

Our principal cash requirements are primarily to meet our working capital needs, support on-going business activities, including payment of taxes and cash dividends, payment of contractual obligations, funding capital expenditures, servicing existing debt, repurchasing shares of our common stock and investing in business acquisitions and mergers.

Debt instruments

As of March 29, 2024, our total outstanding principal amount of indebtedness is summarized as follows. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our debt.

(In millions)	March 29, 2024
Term Loans	$ 6,110
Senior Notes	2,600
Mortgage Loans	6
Total debt	$ 8,716

The Credit Agreement contains customary representations and warranties and affirmative and negative covenants, including compliance with specified financial ratios. As of March 29, 2024, we were in compliance with all debt covenants. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information regarding financial ratios and debt covenant compliance.

Dividends

On May 9, 2024, we announced a cash dividend of $0.125 per share of common stock to be paid in June 2024. Any future dividends and dividend equivalents will be subject to the approval from our Board of Directors.

Stock repurchase program

Under our stock repurchase program, we may purchase shares of our outstanding common stock on the open market (including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act) and through accelerated stock repurchase transactions. As of March 29, 2024, the remaining balance of our stock repurchase authorization is $429 million and does not have an expiration date. In May 2024, our Board of Directors authorized a new stock repurchase program through which we may repurchase shares of our common stock in an aggregate amount of up to $3 billion with no fixed expiration. This new stock repurchase program will supersede any amounts under the prior stock repurchase programs. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions and other investment opportunities.

Restructuring

In connection with the acquisition of Avast, our Board of Directors approved a restructuring plan (the September 2022 Plan) to realize cost savings and operational synergies, which became effective upon the close of the acquisition on September 12, 2022. We have incurred and expect to incur cash expenditures for severance and termination benefits, contract terminations, facilities closures, and the sale of underutilized facilities as well as stock-based compensation charges for accelerated equity awards for certain terminated employees. We expect that we will incur total costs up to $150 million following the completion of the acquisition. These actions are expected to be completed by the end of fiscal 2025. During fiscal 2024, we made $41 million in cash payments related to the September 2022 Plan. See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further cash flow information associated with our restructuring activities.

Significant contractual obligations

The following is a schedule of our principal commitments as of March 29, 2024. The expected timing and amount of short-term and long-term payments of the obligations in the following table is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for certain obligations.

(In millions)	Short-Term Payments		Long-Term Payments		Total	
Contractual obligations:						
Debt (principal payments) [1]	$	175	$	8,541	$	8,716
Interest payments on debt [2]		572		1,866		2,438
Purchase obligations [3]		324		186		510
Deemed repatriation taxes [4]		171		139		310
Operating leases [5]		15		42		57
Total	$	1,257	$	10,774	$	12,031

(1) As of March 29, 2024, our total outstanding principal amount of indebtedness is comprised of $6,110 million in Term Loans, $2,600 million in Senior Notes and $6 million in mortgage loans. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information about our debt and debt covenants.

(2) Interest payments calculated based on the contractual terms of the related debt instruments. Interest on variable rate debt was calculated using the interest rate in effect as of March 29, 2024. Interest on variable rate debt may vary based on the performance of our interest rate swaps. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on the term loans and senior notes.

(3) Agreements for purchases of goods or services, with terms that are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts include agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included because management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

(4) Transition tax payments on previously untaxed foreign earnings of foreign subsidiaries under the Tax Cuts and Jobs Act, which may be paid through July 2025.

(5) Payments for various non-cancelable operating lease agreements that expire on various dates through fiscal 2030. The amounts in the table above exclude expected sublease income. See Note 9 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on leases.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits and other long-term taxes as of March 29, 2024, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $1,346 million in long-term income taxes payable has been excluded from the contractual obligations table. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries, and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In addition, our bylaws contain indemnification obligations to our directors, officers, employees and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. Refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our indemnifications.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates and foreign currency exchange rates. We may use derivative and non-derivative financial instruments to reduce the volatility of earnings and cash flow that may result from adverse economic conditions and events or changes in foreign currency and interest rates.

Interest rate risk

As of March 29, 2024, we had $2,606 million in aggregate principal amount of fixed-rate Senior Notes, with a carrying amount and a fair value of $2,624 million, based on Level 2 inputs. The fair value of these notes fluctuates when interest rates change. Since these notes bear interest at fixed rates, the financial statement risk associated with changes in interest rates is limited to future refinancing of current debt obligations. If these notes were refinanced at higher interest rates prior to maturity, our total interest payments could increase by a material amount; however, this risk is mitigated by our strong cash position and expected future cash generated from operations, which will be sufficient to satisfy this increase in obligation.

As of March 29, 2024, we also had $6,110 million outstanding debt with variable interest rates based on the Secured Overnight Financing Rate (SOFR). A hypothetical 100 basis point change in SOFR would have resulted in a $61 million increase in interest expense on an annualized basis.

In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we have effectively converted $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.55%. A hypothetical 100 basis point increase or decrease in interest rates would have resulted in a $18 million increase or $18 million decrease in the fair values of our floating to fixed rate interest swaps at March 29, 2024.

The objective of our interest rate swaps, all of which are designated as cash flow hedges, is to manage the variability of future interest expense.

In addition, we have a $1,500 million revolving credit facility that if drawn bears interest at a variable rate based on SOFR and would be subject to the same risks associated with adverse changes in SOFR.

Foreign currency exchange rate risk

We conduct business in numerous currencies through our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues or incur costs in currencies other than the entity's functional currency, primarily in Euro, Japanese Yen, British Pound, Australian Dollar, Czech Koruna and Canadian Dollar. In addition, we charge our international subsidiaries for their use of intellectual property and technology and for certain corporate services provided. Our cash flow, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations, and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. As a result, we are exposed to foreign exchange gains or losses which impacts our operating results.

Growth in our international operations will incrementally increase our exposure to foreign currency fluctuations as well as volatile market conditions, including the weakening of foreign currencies relative to USD, which has and may in the future negatively affect our revenue expressed in USD.

We manage these exposures and reduce the potential effects of currency fluctuations by executing monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposures. The gains and losses on these foreign exchange contracts are recorded in Other income (expense), net in the Consolidated Statements of Operations.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates. As our international operations grow, we will continue to reassess our approach to managing risks related to fluctuations in foreign currency.

Additional information with respect to our debt and derivative instruments is included in Note 10 and Note 11, respectively, of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements and related disclosures included in Part IV, Item 15 of this Annual Report are incorporated by reference into this Item 8. In addition, there were no material retrospective changes to any quarters in the two most recent fiscal years that would require supplementary disclosure.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our management (with the participation of our Chief Executive Officer and Chief Financial Officer) has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).

Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Gen Digital. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 29, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our management has concluded that, as of March 29, 2024, our internal control over financial reporting was effective at the reasonable assurance level based on these criteria.

The effectiveness of our internal control over financial reporting, as of March 29, 2024, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in Part IV, Item 15 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended March 29, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B. *Other Information*

Insider adoption or termination of trading arrangements

During the fiscal quarter ended March 29, 2024, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K, Item 408.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be included under the caption "Directors, Executive Officers, and Corporate Governance" in our proxy statement for the 2024 Annual Meeting to be filed with the SEC within 120 days of the fiscal year ended March 29, 2024 (the 2024 Proxy Statement) and is incorporated herein by reference. With regard to the information required by this item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in the 2024 Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

Insider trading arrangements and policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.01 to this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required by this item will be included under the caption "Executive Compensation" in our 2024 Proxy Statement and is incorporated herein by reference (excluding the information under the subheading "Pay Versus Performance").

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be included under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in our 2024 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included under the caption "Certain Relationships and Related Transactions, and Director Independence" in our 2024 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG, LLP, Santa Clara, CA, Auditor Firm ID: 185.

The information required by this item will be included under the caption "Principal Accountant Fees and Services" in our 2024 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)

(1). Financial Statements

Upon written request, we will provide, without charge, a copy of this annual report, including the Consolidated Financial Statements and financial statement schedule. All requests should be sent to:

Gen Digital Inc.
Attn: Investor Relations
60 E. Rio Salado, Suite 1000
Tempe, Arizona 85281
(650) 527-8000

The following documents are filed as part of this report:

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gen Digital Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gen Digital Inc. and subsidiaries (the Company) as of March 29, 2024 and March 31, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended March 29, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of March 29, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 29, 2024 and March 31, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 29, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over net revenues

As discussed in Note 1 to the consolidated financial statements, the Company's net revenues are principally derived from the sale of products and services directly to end-user customers through multiple partner distribution channels. The processing of customer orders through to the determination of net revenues to be recognized is reliant upon multiple information technology (IT) systems. The Company recorded $3,812 million of net revenues for the year ended March 29, 2024.

We identified the evaluation of sufficiency of audit evidence over net revenues as a critical audit matter. The evaluation of sufficiency of audit evidence over net revenues required a high degree of subjective auditor judgment due to the number of revenue-related IT systems involved. Specifically, judgment was required to evaluate that revenue data was captured and aggregated throughout various IT systems. Additionally, IT professionals with specialized skills and knowledge were required to evaluate the nature and extent of evidence obtained over net revenues.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net revenues. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to IT. We involved IT professionals with specialized skills and knowledge, who assisted in identifying and testing key IT configuration and IT interface controls for the various systems processing and recording revenue transactions. For a sample of transactions, we assessed the recorded revenue by comparing cash receipts to the revenue recognized. We evaluated the sufficiency of audit evidence obtained over net revenues by assessing the results of procedures performed.

Assessment of uncertain tax positions

As discussed in Notes 1 and 13 to the consolidated financial statements, as of March 29, 2024, the Company recognized unrecognized tax benefits. The Company evaluates uncertain tax positions to determine whether it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. As of March 29, 2024, the Company has a liability for gross unrecognized tax benefits of $1,163 million.

We identified the assessment of uncertain tax positions as a critical audit matter. Complex auditor judgment, including the involvement of tax professionals with specialized skills and knowledge, was required to evaluate the Company's determination of uncertain tax positions, which included assessing the Company's interpretation and application of tax laws globally across multiple jurisdictions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's uncertain tax positions process, including controls related to the determination of uncertain tax positions, which included assessing the Company's interpretation and application of tax laws. We evaluated the Company's ability to identify and determine its uncertain tax positions by comparing historical uncertain tax positions to actual outcomes upon conclusion of tax examinations. We involved tax professionals with specialized skills and knowledge, who assisted in:

- Obtaining an understanding of the Company's overall tax structure across multiple jurisdictions and assessing the Company's compliance with tax laws globally,

- Evaluating changes in tax law, and assessing the interpretation under the relevant jurisdictions' tax law,

- Inspecting settlements with taxing authorities to assess the Company's determination of its tax positions,

- Inspecting correspondence and agreements with taxing authorities, reading internal meeting minutes, and evaluating the status of income tax audits with relevant tax authorities, and

- Performing an assessment of the Company's tax positions and comparing to the results of the Company's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Santa Clara, California
May 15, 2024

GEN DIGITAL INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except par value per share amounts)

	March 29, 2024		March 31, 2023	
ASSETS				
Current assets:				
Cash and cash equivalents	$	846	$	750
Accounts receivable, net		163		168
Other current assets		334		284
Assets held for sale		15		31
Total current assets		1,358		1,233
Property and equipment, net		72		76
Intangible assets, net		2,638		3,097
Goodwill		10,210		10,217
Other long-term assets		1,494		1,324
Total assets	$	15,772	$	15,947
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable	$	66	$	77
Accrued compensation and benefits		78		102
Current portion of long-term debt		175		233
Contract liabilities		1,730		1,708
Other current liabilities		599		729
Total current liabilities		2,648		2,849
Long-term debt		8,429		9,529
Long-term contract liabilities		76		80
Deferred income tax liabilities		261		395
Long-term income taxes payable		1,490		820
Other long-term liabilities		671		74
Total liabilities		13,575		13,747
Commitments and contingencies (Note 18)				
Stockholders' equity (deficit):				
Common stock and additional paid-in capital, $0.01 par value: 3,000 shares authorized; 623 and 640 shares issued and outstanding as of March 29, 2024 and March 31, 2023, respectively		2,227		2,800
Accumulated other comprehensive income (loss)		11		(15)
Retained earnings (accumulated deficit)		(41)		(585)
Total stockholders' equity (deficit)		2,197		2,200
Total liabilities and stockholders' equity (deficit)	$	15,772	$	15,947

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Year Ended		
	March 29, 2024	**March 31, 2023**	**April 1, 2022**
Net revenues	$ 3,812	$ 3,338	$ 2,796
Cost of revenues	731	589	408
Gross profit	3,081	2,749	2,388
Operating expenses:			
Sales and marketing	733	682	622
Research and development	332	313	253
General and administrative	604	286	392
Amortization of intangible assets	233	172	85
Restructuring and other costs	57	69	31
Total operating expenses	1,959	1,522	1,383
Operating income (loss)	1,122	1,227	1,005
Interest expense	(669)	(401)	(126)
Other income (expense), net	6	(22)	163
Income (loss) before income taxes	459	804	1,042
Income tax expense (benefit)	(157)	(545)	206
Net income (loss)	$ 616	$ 1,349	$ 836
Net income (loss) per share - basic	$ 0.97	$ 2.20	$ 1.44
Net income (loss) per share - diluted	$ 0.96	$ 2.16	$ 1.41
Weighted-average shares outstanding:			
Basic	637	614	581
Diluted	642	624	591

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)

	Year Ended		
	March 29, 2024	**March 31, 2023**	**April 1, 2022**
Net income (loss)	$ 616	$ 1,349	$ 836
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments	10	(11)	(51)
Net unrealized gain (loss) on interest rate derivative instruments	16	—	—
Other comprehensive income (loss), net of taxes	26	(11)	(51)
Comprehensive income (loss)	$ 642	$ 1,338	$ 785

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In millions, except share amounts)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance as of April 2, 2021	580	$ 2,229	$ 47	$ (2,776)	$ (500)
Net income (loss)	—	—	—	836	836
Other comprehensive income (loss), net of taxes	—	—	(51)	—	(51)
Common stock issued under employee stock incentive plans	3	14	—	—	14
Shares withheld for taxes related to vesting of stock units	(1)	(16)	—	—	(16)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(294)	—	—	(294)
Stock-based compensation	—	70	—	—	70
Extinguishment of convertible debt	—	(152)	—	—	(152)
Balance as of April 1, 2022	582	1,851	(4)	(1,940)	(93)
Net income (loss)	—	—	—	1,349	1,349
Other comprehensive income (loss), net of taxes	—	—	(11)	—	(11)
Common stock issued under employee stock incentive plans	5	12	—	—	12
Shares withheld for taxes related to vesting of stock units	(1)	(19)	—	—	(19)
Repurchases of common stock	(40)	(904)	—	—	(904)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(308)	—	—	(308)
Stock-based compensation	—	134	—	—	134
Extinguishment of convertible debt	—	(100)	—	—	(100)
Cumulative effect adjustment from adoption of ASU 2020-06 [1]	—	(7)	—	6	(1)
Acquisition consideration	94	2,141	—	—	2,141
Balance as of March 31, 2023	640	2,800	(15)	(585)	2,200
Net income (loss)	—	—	—	616	616
Other comprehensive income (loss), net of taxes	—	—	26	—	26
Common stock issued under employee stock incentive plans	6	12	—	—	12
Shares withheld for taxes related to vesting of stock units	(2)	(26)	—	—	(26)
Repurchases of common stock [2]	(21)	(444)	—	—	(444)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(253)	—	(72)	(325)
Stock-based compensation	—	138	—	—	138
Balance as of March 29, 2024	623	$ 2,227	$ 11	$ (41)	$ 2,197

---

(1) Effective on April 2, 2022, we adopted ASU 2020-06 (Debt with Conversion and Other Options, ASC 470-20) using a modified retrospective method.

(2) Amount includes excise tax on share repurchases.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
OPERATING ACTIVITIES:			
Net income	$ 616	$ 1,349	$ 836
Adjustments:			
Amortization and depreciation	485	329	140
Impairments and write-offs of current and long-lived assets	(3)	25	13
Stock-based compensation expense	138	134	70
Deferred income taxes	(991)	(145)	(81)
Loss (gain) on extinguishment of debt	—	9	3
Gain on sale of properties	(9)	—	(175)
Non-cash operating lease expense	18	23	20
Impairment on non-marketable equity investments	40	—	—
Other	22	2	1
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	7	11	(9)
Accounts payable	(12)	(8)	10
Accrued compensation and benefits	(24)	(6)	(26)
Contract liabilities	35	(5)	67
Income taxes payable	446	(128)	(78)
Other assets	864	(696)	(7)
Other liabilities	432	(137)	190
Net cash provided by (used in) operating activities	2,064	757	974
INVESTING ACTIVITIES:			
Purchases of property and equipment	(20)	(6)	(6)
Payments for acquisitions, net of cash acquired	—	(6,547)	(39)
Proceeds from the maturities and sales of short-term investments	—	4	15
Proceeds from the sale of properties	25	—	355
Other	(3)	2	1
Net cash provided by (used in) investing activities	2	(6,547)	326
FINANCING ACTIVITIES:			
Repayments of debt and related equity component	(1,183)	(3,047)	(541)
Proceeds from issuance of debt, net of issuance costs	—	8,954	512
Net proceeds from sales of common stock under employee stock incentive plans	12	12	14
Tax payments related to vesting of stock units	(26)	(20)	(15)
Dividends and dividend equivalents paid	(323)	(314)	(303)
Repurchases of common stock	(441)	(904)	—
Net cash provided by (used in) financing activities	(1,961)	4,681	(333)
Effect of exchange rate fluctuations on cash and cash equivalents	(9)	(28)	(13)
Change in cash and cash equivalents	96	(1,137)	954
Beginning cash and cash equivalents	750	1,887	933
Ending cash and cash equivalents	$ 846	$ 750	$ 1,887

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Business

Gen Digital Inc. is a global company powering Digital Freedom with a family of trusted consumer brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. Our cyber safety portfolio provides protection across multiple channels and geographies, including security and performance, identity protection, and online privacy. Our technology platforms bring together software and service capabilities into comprehensive and easy-to-use products and solutions across our brands. We have also evolved beyond traditional cyber safety to offer adjacent trust-based solutions, including digital identity and access management, digital reputation, and restoration support services.

On September 12, 2022, we completed our acquisition of Avast, plc (Avast). Avast has been included in our Consolidated Statements of Operations since the acquisition date. See Note 4 for further information about this business combination.

Basis of presentation

The accompanying Consolidated Financial Statements of Gen Digital Inc. and our wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (U.S. GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2024, 2023 and 2022 in this report refers to fiscal years ended March 29, 2024, March 31, 2023 and April 1, 2022, respectively, each of which was a 52-week year.

Use of estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Such estimates include, but are not limited to, valuation of business combinations including acquired intangible assets and goodwill, loss contingencies, the recognition and measurement of current and deferred income taxes, including assessing of unrecognized tax benefits, and valuation of assets and liabilities. On an ongoing basis, management determines these estimates and assumptions based on historical experience and on various other assumptions that are believed to be reasonable. Third-party valuation specialists are also utilized for certain estimates. Actual results could differ from such estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment as a result of macroeconomic factors such as inflation, fluctuations in foreign currency exchange rates relative to the U.S. dollars, our reporting currency, changes in interest rates, Russia's invasion of Ukraine, and the Israel-Hamas conflict, and such differences may be material to the Consolidated Financial Statements.

Significant Accounting Policies

With the exception of those discussed in Note 2, there were no material changes in accounting pronouncements issued by the Financial Accounting Standards Board (FASB) that were applicable or adopted by us during fiscal 2024.

Revenue recognition

We sell products and services directly to end-users and through multiple partner distribution channels. Revenue recognition begins when we transfer control of the promised products or services to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for such products or services. Our customer definition aligns with the control principles as outlined under Accounting Standards Codification (ASC) 606. Performance periods are generally one year or less, and payments are generally collected up front. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Our customers are primarily users of our products and solutions who sign up on our e-commerce platform and have a direct billing relationship with us. However, our customers, also include users who do not have a direct billing relationship with us but register on our e-commerce site through our e-commerce partners. When referring to e-commerce partners, we are referring to those that are our fulfillment and payment processors who perform primarily administrative functions, such as collecting payment and remitting any required sales tax to governmental authorities. Revenue from these e-commerce partners is recognized on a gross basis, excluding fees paid to e-commerce partners.

We offer various channel rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' performance compared to the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of redemptions received, historical redemption trends by product and by type of promotional program and the value of the rebate. We record estimated reserves for rebates as an offset to revenue or contract liabilities. Reserves for rebates, recorded in Other current liabilities, were $4 million as of March 29, 2024 and March 31, 2023. For products that include content updates and services, rebates are recognized as a ratable offset to revenue or contract liabilities over the term of the subscription.

Performance obligations

At contract inception, we assess the products and services promised in the contract to identify each performance obligation and evaluate whether the performance obligations are capable of being distinct and are distinct within the context of the contract. Performance obligations that are not both capable of being distinct and are distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue. Our software solutions typically consist of a term-based subscription as well as when-and-if available software updates and upgrades. We have determined that our promises to transfer the software license subscription and the related support and maintenance are not separately identifiable because:

- the licensed software and the software updates and upgrades are highly interdependent and highly interrelated, working together to deliver continuously updated protection to customers;

- by identifying and addressing new threats, the software updates and upgrades significantly modify the licensed software and are integral to maintaining its utility; and

- given the rapid pace with which new threats are identified, the value of the licensed software diminishes rapidly without the software updates and upgrades.

We therefore consider the software license and related support obligations a single, combined performance obligation with revenue recognized over time as our solutions are delivered. Revenue from services is recognized as services are completed or ratably over the contractual period.

Fair value measurements

For assets and liabilities measured at fair value, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability.

The three levels of inputs that may be used to measure fair value are:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets or model-derived valuations. All significant inputs used in our valuations, such as discounted cash flows, are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. We monitor and review the inputs and results of these valuation models to help ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes.

Assets measured and recorded at fair value:

Cash equivalents. We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at amounts that approximate fair value due to the short period of time to maturity.

Non-marketable investments. Our non-marketable investments consist of equity investments in privately-held companies without a readily determinable fair value. We primarily measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. We may elect to measure certain investments at fair value, for which we utilize third-party valuation specialists at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate a change in the fair value of the investment. Gains and losses on these investments, whether realized or unrealized, are recognized in Other income (expense), net in our Consolidated Statements of Operations.

We assess the recoverability of our non-marketable investments by reviewing various indicators of impairment. If indicators are present, a fair value measurement is made by performing a discounted cash flow analysis of the investment. We immediately recognize the impairment to our non-marketable equity investments if the carrying value exceeds the fair value.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts or expected credit losses to reserve for expected uncollectible receivables. We review our accounts receivable by aging category to identify specific customers with known disputes or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we use judgment based on our historical collection experience and current economic trends as well as reasonable and supportable forecasts of future economic conditions.

Assets held for sale

Long-lived assets held for sale are recorded at the lower of carrying value or fair value less costs to sell. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets and external data available.

Property and equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives. Estimated useful lives for financial reporting purposes are as follows: buildings, 20 to 30 years; building improvements, 7 to 20 years; leasehold improvements, the lesser of the life of the improvement or the initial lease term, and computer hardware and software and office furniture and equipment, 3 to 5 years.

Software development costs

The costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with the accounting guidance for software. Because our current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs have been capitalized for any of the periods presented.

Internal-use software development costs

We capitalize qualifying costs incurred during the application development stage related to software developed for internal-use and amortize them over the estimated useful life of 3 years. We expense costs incurred related to the planning and post-implementation phases of development as incurred. As of March 29, 2024 and March 31, 2023, capitalized costs, net of amortization, were $5 million and $6 million, respectively.

Leases

We determine if an arrangement is a lease at inception. We have elected to not recognize a lease liability or right-of-use (ROU) asset for short-term leases (leases with a term of twelve months or less that do not include an option to purchase the underlying asset). Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The interest rate we use to determine the present value of future payments is our incremental borrowing rate because the rate implicit in our leases is not readily determinable. Our incremental borrowing rate is a hypothetical rate for collateralized borrowings in economic environments where the leased asset is located based on credit rating factors. Our operating lease assets also include adjustments for prepaid lease payments, lease incentives and initial direct costs.

Certain lease contracts include obligations to pay for other services, such as operations and maintenance. We elected the practical expedient whereby we record all lease components and the related minimum non-lease components as a single lease component. Cash payments made for variable lease costs are not included in the measurement of our operating lease assets and liabilities. Many of our lease terms include one or more options to renew. We do not assume renewals in our determination of the lease term unless it is reasonably certain that we will exercise that option. Lease costs for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Our lease agreements do not contain any residual value guarantees.

Business combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations. We allocate the purchase price of our acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. Each acquired company's operating results are included in our Consolidated Financial Statements starting on the date of acquisition.

Goodwill

Goodwill is recorded when consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired.

We perform an impairment assessment of goodwill at the reporting unit level at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The accounting guidance gives us the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed.

In fiscal 2024, based on our qualitative assessments, we concluded that it is more likely than not that the fair values are more than their carrying values. Accordingly, there was no indication of impairment of goodwill, and further quantitative testing was not required.

Long-lived assets

In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology, finite-lived trade names and indefinite-lived trade names. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from 1 to 10 years. Amortization for developed technology is recognized in cost of revenue. Amortization for customer relationships and certain trade names is recognized in operating expenses. Indefinite-lived intangible assets are not subject to amortization but instead tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets, including finite-lived intangible assets and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. An impairment loss is recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset group over its fair value.

In fiscal 2024, based on our qualitative and quantitative assessments, we concluded that it is more likely than not that the fair values are more than their carrying values. Accordingly, there was no indication of impairment of long-lived assets, and further quantitative testing was not required.

Contract liabilities

Contract liabilities consist of deferred revenue and customer deposit liabilities and represent cash payments received or due in advance of fulfilling our performance obligations. Deferred revenue represents billings under non-cancelable contracts before the related product or service is transferred to the customer. Certain arrangements include terms that allow the customer to terminate the contract and receive a refund for a period of time. In these arrangements, we have concluded there are no enforceable rights and obligations during the period in which the option to cancel is exercisable by the customer, and therefore the consideration received or due from the customer is recorded as a customer deposit liability.

Debt

Our debt includes senior unsecured notes, senior term loans and a senior secured revolving credit facility. Our senior unsecured notes are recorded at par value at issuance less a discount representing the amount by which the face value exceeds the fair value at the date of issuance and an amount which represents issuance costs. Our senior term loans are recorded at par value less debt issuance costs, which are recorded as a reduction in the carrying value of the debt. The discount and issuance costs associated with the various notes are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense. Borrowings under our revolving credit facility, if any, are recognized at principal balance plus accrued interest based upon stated interest rates. Debt maturities are classified as current liabilities on our Consolidated Balance Sheets if we are contractually obligated to repay them in the next twelve months or, prior to the balance sheet date, we have the authorization and intent to repay them prior to their contractual maturities and within the next twelve months.

Treasury stock

We account for treasury stock under the cost method. Shares repurchased under our share repurchase program are retired. Upon retirement, we allocate the value of treasury stock between Additional paid-in capital and Retained earnings.

Restructuring

Restructuring actions generally include significant actions involving employee-related severance charges, contract termination costs and asset write-offs and impairments. Employee-related severance charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges are reflected in the period when both the actions are probable and the amounts are estimable. Contract termination costs reflect costs that will continue to be incurred under a contract for its remaining term without future economic benefit. These charges are reflected in the period when a contract is terminated. Asset write-offs and impairments, including those related to ROU lease assets, are recognized in the period that an asset is decommissioned or a facility ceases to be used.

Income taxes

We compute the provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards in each jurisdiction in which we operate. We measure deferred tax assets and liabilities using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

We also assess the likelihood that deferred tax assets will be realized from future taxable income and based on weighting positive and negative evidence, we will assess and determine the need for a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments and estimates, including forecasted earnings, future taxable income and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to Income tax expense (benefit) in our Consolidated Statements of Operations.

We record accruals for unrecognized tax benefits when we believe that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We also record accruals for unrecognized tax benefits at the largest amount that is greater than 50% likely of being realized based on the technical merits of the position. We adjust these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for unrecognized tax benefits as well as any related interest and penalties.

Stock-based compensation

We measure and recognize stock-based compensation for all stock-based awards, including restricted stock units (RSU), performance-based restricted stock units (PRU), stock options and rights to purchase shares under our employee stock purchase plan (ESPP), based on their estimated fair value on the grant date. We recognize the costs in our Consolidated Financial Statements on a straight-line basis over the award's requisite service period except for PRUs with graded vesting, for which we recognize the costs on a graded basis. For awards with performance conditions, the amount of compensation cost we recognize over the requisite service period is based on the actual or estimated achievement of the performance condition. We estimate the number of stock-based awards that will be forfeited due to employee turnover.

The fair value of each RSU and PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The fair values of RSUs and PRUs are not discounted by the dividend yield because our RSUs and PRUs include dividend-equivalent rights, except for the 4 million unvested RSUs assumed as part of our acquisition of Avast. We use the Black-Scholes model to determine the fair value of stock options and the fair value of rights to acquire shares of common stock under our ESPP. The Black-Scholes valuation model incorporates a number of variables, including our expected stock price volatility over the expected life of the awards, actual and projected employee exercise and forfeiture behaviors, risk-free interest rates and expected dividends. If we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life, we estimate the expected life of the stock option awards granted based on its expected term using the simplified method available under U.S. GAAP.

Foreign currency

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Gains and losses resulting from translation of these foreign currency financial statements into U.S. dollars are recorded in AOCI. Remeasurement adjustments are recorded in Other income (expense), net in our Consolidated Statements of Operations.

Concentrations of risk

A significant portion of our revenue is derived from international sales. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, or piracy could adversely affect our operating results.

Financial instruments that potentially subject us to concentrations of risk consist principally of cash and cash equivalents and trade accounts receivable. Our investment policy limits the amount of credit risk exposure to any one issuer and to any one country. A majority of our trade receivables are derived from sales to E-commerce partners and retailers. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions. E-commerce partners that accounted for over 10% of our total billed and unbilled accounts receivable, are as follows:

	March 29, 2024	March 31, 2023
E-commerce partner A	13 %	13 %
E-commerce partner B	11 %	14 %

Advertising and other promotional costs

Advertising and other promotional costs are expensed as incurred, and are recorded in sales and marketing expenses. These costs totaled $438 million, $405 million, and $423 million for fiscal 2024, 2023 and 2022, respectively.

Contingencies

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of an accrual required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates.

Note 2. Recent Accounting Standards

Recently issued authoritative guidance not yet adopted

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. In November 2023, the Financial Accounting Standards Board (FASB) issued new guidance to update reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. We do not expect the adoption of this guidance will have a material impact on our Consolidated Financial Statements and disclosures.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. In December 2023, the FASB issued new guidance to update income tax disclosure requirements, requiring disaggregated information about an entity's effective tax rate reconciliation as well as income taxes paid. This is effective for fiscal years beginning after December 15, 2024. We are currently evaluating the impact of the adoption of this guidance on our Consolidated Financial Statements and disclosures.

Although there are several other new accounting pronouncements issued or proposed by the FASB that we have adopted or will adopt, as applicable, we do not believe any of these accounting pronouncements has had, or will have, a material impact on our Consolidated Financial Statements or disclosures.

Note 3. Assets Held for Sale

During fiscal 2020, we reclassified certain land and buildings previously reported as property and equipment to assets held for sale when the properties were approved for immediate sale in their present condition and the sale was expected to be completed within one year. However, the commercial real estate market was adversely affected by the COVID-19 pandemic, which delayed the expected timing of such sales.

During the first quarter of fiscal 2022, we completed the sale of certain land and buildings in Mountain View, California for cash consideration of $355 million, net of selling costs, and recognized a gain of $175 million on the sale.

During fiscal 2023, we determined land and buildings in Dublin, Ireland, which were previously reported as property and equipment, now qualifies as held for sale.

During the first quarter of fiscal 2024, we completed the sale of certain land and buildings in Dublin, Ireland, which were previously classified as held for sale as of March 31, 2023, for cash consideration of $13 million, net of selling costs, and recognized a gain on sale of $4 million. The remaining land and building in Dublin, Ireland, remains as held for sale.

During the third quarter of fiscal 2024, we completed the sale of certain land and buildings in Tucson, Arizona, which were previously classified as held for sale as of March 31, 2023, for cash consideration of $12 million, net of selling costs. We recognized a gain on sale of $5 million.

We have taken into consideration the current real estate values and demand and continue to execute plans to sell the remaining property. As of March 29, 2024, this property remains classified as assets held for sale. During fiscal 2024, there were no impairments because the fair value of the property less costs to sell either equals or exceeds its carrying value.

Note 4. Business Combinations

Fiscal 2023 Avast acquisition

During the second quarter of fiscal 2023, we acquired all of the outstanding common stock of Avast. Prior to the acquisition, Avast was a global leader in consumer cybersecurity, offering a comprehensive range of digital security and privacy products and services that protected and enhanced users' online experiences. With this acquisition, we are positioned to provide a broad and complementary consumer product portfolio with greater geographic diversification and access to a larger user base. The total consideration for the acquisition of Avast was approximately $8,688 million, net of cash acquired.

Our final allocation of the aggregate purchase price for the acquisition as of September 12, 2022, was as follows:

(In millions)		September 12, 2022
Assets:		
Accounts receivable	$	63
Other current assets		17
Property and equipment		33
Operating lease assets		18
Intangible assets		2,383
Goodwill		7,335
Other long-term assets		11
Total assets acquired		9,860
Liabilities:		
Current liabilities		180
Contract liabilities		509
Operating lease liabilities		18
Long-term deferred tax liabilities		419
Other long-term obligations		46
Total liabilities assumed		1,172
Total purchase price	$	8,688

Our estimates and assumptions were subject to refinement within the measurement period, which ended during the second quarter of fiscal 2024. Adjustments to the purchase price during the measurement period required adjustments to be made to goodwill. During fiscal 2024, we recorded measurement period adjustments resulting in a net decrease to goodwill of $14 million, resulting from updated information regarding deferred tax liabilities, which resulted in a decrease of $14 million of long-term deferred tax liabilities.

Unaudited pro forma information

The following unaudited pro forma financial information represents the combined historical results for the year ended March 31, 2023 and April 1, 2022, as if the acquisition had been completed on April 3, 2021, the first day of fiscal 2022. The results presented below include adjustments to conform Avast financial information, prepared in accordance with International Financial Reporting Standards (IFRS), to U.S. GAAP as well as the impacts of material, nonrecurring pro forma adjustments, including amortization of acquired intangible assets, interest on debt issued to finance the acquisition, and acquisition-related transaction costs, and the income tax effect of the other pro forma adjustments. The unaudited pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. The following table summarizes the unaudited pro forma financial information:

(In millions)	Year Ended			
	March 31, 2023		April 1, 2022	
Net revenues	$	3,804	$	3,737
Net income (loss)	$	1,133	$	242

The unaudited pro forma financial information is provided for informational purposes only and is not indicative of future operations or results that would have been achieved had the acquisition been completed as of the beginning of fiscal 2022.

Note 5. Revenues

Contract liabilities

During fiscal 2024 and 2023, we recognized $1,671 million and $1,213 million of revenue, respectively, from the contract liabilities balance at the beginning of the respective fiscal years.

Remaining performance obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities and amounts that will be billed and recognized as revenue in future periods. As of March 29, 2024, we had $1,209 million of remaining performance obligations, excluding customer deposit liabilities of $597 million, of which we expect to recognize approximately 94% as revenue over the next 12 months.

See Note 1 for a description of our revenue recognition policy and Note 17 for tabular disclosures of disaggregated revenue by solution and geographic region.

Note 6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

(In millions)	
Balance as of April 1, 2022	$ 2,873
Acquisition of Avast	7,265
Purchase accounting adjustments	84
Translation adjustments	(5)
Balance as of March 31, 2023	10,217
Purchase accounting adjustments	(14)
Translation adjustments	7
Balance as of March 29, 2024	$ 10,210

Intangible assets, net

The following table summarizes the components of our intangible assets, net:

(In millions)	March 29, 2024			March 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 1,642	$ (773)	$ 869	$ 1,641	$ (549)	$ 1,092
Developed technology	1,343	(388)	955	1,462	(279)	1,183
Other	90	(15)	75	91	(8)	83
Total finite-lived intangible assets	3,075	(1,176)	1,899	3,194	(836)	2,358
Indefinite-lived trade names	739	—	739	739	—	739
Total intangible assets	$ 3,814	$ (1,176)	$ 2,638	$ 3,933	$ (836)	$ 3,097

Amortization expense for purchased intangible assets is summarized below:

(In millions)	Year Ended			Consolidated Statements of Operations Classification
	March 29, 2024	March 31, 2023	April 1, 2022	
Customer relationships and other	$ 233	$ 172	$ 85	Operating expenses
Developed technology	229	136	39	Cost of revenues
Total	$ 462	$ 308	$ 124	

As of March 29, 2024, future amortization expense related to intangible assets that have finite lives is as follows by fiscal year:

(In millions)	March 29, 2024
2025	$ 401
2026	395
2027	382
2028	379
2029	249
Thereafter	93
Total	$ 1,899

Note 7. Supplementary Information

Cash and cash equivalents:

(In millions)	March 29, 2024	March 31, 2023
Cash	$ 408	$ 576
Cash equivalents	438	174
Total cash and cash equivalents	$ 846	$ 750

Accounts receivable, net:

(In millions)	March 29, 2024	March 31, 2023
Accounts receivable	$ 165	$ 169
Allowance for doubtful accounts	(2)	(1)
Accounts receivable, net	$ 163	$ 168

Other current assets:

(In millions)	March 29, 2024	March 31, 2023
Prepaid expenses	$ 142	$ 122
Income tax receivable and prepaid income taxes	174	123
Other tax receivable	1	16
Other	17	23
Total other current assets	$ 334	$ 284

Property and equipment, net:

(In millions)	March 29, 2024	March 31, 2023
Land	$ 13	$ 13
Computer hardware and software	491	498
Office furniture and equipment	16	17
Buildings	28	28
Building and leasehold improvements	35	28
Construction in progress	1	1
Total property and equipment, gross	584	585
Accumulated depreciation and amortization	(512)	(509)
Total property and equipment, net	$ 72	$ 76

Depreciation and amortization expense of property and equipment was $23 million, $21 million, and $16 million in fiscal 2024, 2023 and 2022, respectively.

Other long-term assets:

(In millions)	March 29, 2024	March 31, 2023
Non-marketable equity investments	$ 136	$ 176
Long-term income tax receivable and prepaid income taxes	11	669
Deferred income tax assets	1,215	353
Operating lease assets	45	43
Long-term prepaid royalty	21	36
Other	66	47
Total other long-term assets	$ 1,494	$ 1,324

Short-term contract liabilities:

(In millions)	March 29, 2024	March 31, 2023
Deferred revenue	$ 1,133	$ 1,153
Customer deposit liabilities	597	555
Total short-term contract liabilities	$ 1,730	$ 1,708

Other current liabilities:

(In millions)	March 29, 2024	March 31, 2023
Income taxes payable	$ 198	$ 172
Other taxes payable	72	76
Accrued legal fees	103	284
Accrued royalties	52	48
Accrued interest	78	27
Current operating lease liabilities	13	26
Other accrued liabilities	83	96
Total other current liabilities	$ 599	$ 729

Other long-term liabilities:

(In millions)	March 29, 2024	March 31, 2023
Long-term accrued legal fees	$ 586	$ —
Long-term operating lease liabilities	38	31
Other	47	43
Total other long-term liabilities	$ 671	$ 74

Long-term income taxes payable:

(In millions)	March 29, 2024	March 31, 2023
Unrecognized tax benefits (including interest and penalties)	$ 1,346	$ 509
Deemed repatriation tax payable	139	310
Other long-term income taxes	5	1
Total long-term income taxes payable	$ 1,490	$ 820

Other income (expense), net:

	Year Ended		
(In millions)	March 29, 2024	March 31, 2023	April 1, 2022
Interest income	$ 25	$ 15	$ —
Foreign exchange gain (loss) [1]	3	(8)	(2)
Gain (loss) on early extinguishment of debt	—	(9)	(3)
Gain (loss) on equity investments	(40)	(7)	(7)
Gain (loss) on sale of properties	9	—	175
Other	9	(13)	—
Total other income (expense), net	$ 6	$ (22)	$ 163

(1) We recognize foreign currency remeasurement adjustments on unrecognized tax benefits and deferred taxes as a component of Income tax expense (benefit) in our Consolidated Statements of Operations. Foreign currency remeasurement adjustments recognized in Income tax expense (benefit) were ($27) million, ($18) million, and ($19) million for fiscal 2024, 2023 and 2022, respectively.

Supplemental cash flow information:

	Year Ended		
(In millions)	March 29, 2024	March 31, 2023	April 1, 2022
Income taxes paid (received), net	$ (476)	$ 456	$ 356
Interest expense paid	$ 607	$ 390	$ 120
Cash paid for amounts included in the measurement of operating lease liabilities	$ 24	$ 26	$ 27
Non-cash operating activities:			
Operating lease assets obtained in exchange for operating lease liabilities	$ —	$ 23	$ 35
Reduction (increase) of operating lease assets as a result of lease terminations and modifications	$ (20)	$ 31	$ 17
Non-cash investing and financing activities:			
Purchases of property and equipment in current liabilities	$ —	$ 1	$ 1
Extinguishment of debt with borrowings from same creditors	$ —	$ —	$ 494
Non-cash consideration for the acquisition of Avast	$ —	$ 2,141	$ —

Note 8. Financial Instruments and Fair Value Measurements

The following table summarizes our financial instruments measured at fair value on a recurring basis:

(In millions)	March 29, 2024			March 31, 2023		
	Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets:						
Money market funds	$ 438	$ 438	$ —	$ 174	$ 174	$ —
Interest rate swaps [1]	16	—	16	—	—	—
Total	$ 454	$ 438	$ 16	$ 174	$ 174	$ —

(1) The fair value of our interest rate swaps is less than $1 million as of March 31, 2023.

Financial instruments not recorded at fair value on a recurring basis include our non-marketable equity investments and long-term debt.

Non-marketable equity investments

As of March 29, 2024 and March 31, 2023, the carrying value of our non-marketable equity investments was $136 million and $176 million, respectively. During fiscal 2024, we recognized $40 million in impairment on our non-marketable equity investments.

Current and long-term debt

As of March 29, 2024 and March 31, 2023, the total fair value of our current and long-term fixed rate debt was $2,624 million and $2,593 million, respectively. The fair value of our variable rate debt approximated their carrying value. The fair values of all our debt obligations were based on Level 2 inputs.

Note 9. Leases

We lease certain of our facilities, equipment, and data center co-locations under operating leases that expire on various dates through fiscal 2030. Our leases generally have terms that range from 1 year to 8 years for our facilities, 1 year to 4 years for equipment and 1 year to 5 years for data center co-locations. Some of our leases contain renewal options, escalation clauses, rent concessions and leasehold improvement incentives.

The following summarizes our lease costs for fiscal 2024, 2023 and 2022:

(In millions)	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Operating lease costs	$ 12	$ 16	$ 16
Short-term lease costs	3	2	2
Variable lease costs	6	8	6
Total lease costs	$ 21	$ 26	$ 24

Other information related to our operating leases for fiscal 2024, 2023 and 2022 was as follows:

	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Weighted-average remaining lease term	4.6 years	2.8 years	4.7 years
Weighted-average discount rate	5.35 %	4.38 %	4.04 %

See Note 7 for cash flow information related to our operating leases.

As of March 29, 2024, the maturities of our lease liabilities by fiscal year are as follows:

(In millions)	
2025	$ 15
2026	12
2027	12
2028	7
2029	6
Thereafter	5
Total lease payments	57
Less: Imputed interest	(6)
Present value of lease liabilities	$ 51

Note 10. Debt

The following table summarizes components of our debt:

(In millions, except percentages)	March 29, 2024		March 31, 2023	Effective Interest Rate
5.0% Senior Notes due April 15, 2025	$	1,100	$ 1,100	5.00 %
Term A Facility due September 12, 2027		3,666	3,861	SOFR + % [2]
6.75% Senior Notes due September 30, 2027		900	900	6.75 %
Term B Facility due September 12, 2029		2,444	3,431	SOFR + % [3]
1.29% Avira Mortgage due December 30, 2029 [1]		3	4	1.29 %
7.125% Senior Notes due September 30, 2030		600	600	7.13 %
0.95% Avira Mortgage due December 30, 2030 [1]		3	3	0.95 %
Total principal amount		8,716	9,899	
Less: unamortized discount and issuance costs		(112)	(137)	
Total debt		8,604	9,762	
Less: current portion		(175)	(233)	
Total long-term debt	$	8,429	$ 9,529	

(1) The Avira Mortgages are denominated in a foreign currency so the balances of these mortgages may fluctuate based on changes in foreign currency exchange rates.

(2) Term A Facility due 2027 bears interest at a rate equal to Term SOFR plus a credit spread adjustment (CSA) plus a margin based either on the current debt rating of our non-credit-enhanced, senior unsecured long-term debt or consolidated adjusted leverage as defined in the underlying loan agreement.

(3) Term B Facility due 2029 bears interest at a rate equal to Term SOFR plus CSA plus 2.00%.

The interest rates for the outstanding term loans are as follows:

	March 29, 2024	March 31, 2023
Term A Facility due September 12, 2027	7.18 %	6.66 %
Term B Facility due September 12, 2029	7.43 %	6.91 %

As of March 29, 2024, the future contractual maturities of debt by fiscal year are as follows:

(In millions)		
2025	$	175
2026		1,392
2027		233
2028		4,017
2029		38
Thereafter		2,861
Total future maturities of debt	$	8,716

Senior credit facilities

On September 12, 2022, we entered into the Amended and Restated Credit Agreement (Credit Agreement) with certain financial institutions, in which they agreed to provide us with (i) a $1,500 million revolving credit facility (Revolving Facility), (ii) a $3,910 million term loan A facility (Term A Facility), (iii) a $3,690 million term loan B facility (Term B Facility) and (iv) a $750 million tranche A bridge loan (Bridge Loan) (collectively, the senior credit facilities). The Bridge Loan was undrawn and immediately terminated upon the close of the acquisition of Avast. The Credit Agreement provides that we have the right at any time, subject to customary conditions, to request incremental revolving commitments and incremental term loans up to an unlimited amount, subject to certain customary conditions precedent and other provisions. The lenders under these facilities will not be under any obligation to provide any such incremental loans or commitments. We drew down the aggregate principal amounts of the Term A Facility and Term B Facility to finance the cash consideration payable for the transaction and to fully repay the outstanding principal and accrued interest of the existing credit facilities. The Credit Agreement replaced the existing credit facilities upon the close of the transaction. The Revolving Facility and Term A Facility will mature in September 2027, and the Term Facility B will mature in September 2029; the senior credit facilities remain senior secured.

The principal amounts of Term A Facility must be repaid in quarterly installments on the last business day of each calendar quarter equal to 1.25% of the aggregate principal amount as of the date of the Credit Agreement. The principal amounts of Term Facility B must be repaid in quarterly installments on the last business day of each calendar quarter equal to 0.25% of the aggregate principal amount as of the date of the Credit Agreement. Quarterly installment payments commenced on March 31, 2023. We may voluntarily repay outstanding principal balances under the Revolving Facility and both Term Loan facilities without penalty. As of March 29, 2024, there were no borrowings outstanding under our Revolving Facility; however, from time to time we utilize letters of credits as part of our ordinary course of business. Letters of credit reduce our Revolving Facility commitment amounts.

Interest on borrowings under the Credit Agreement can be based on a base rate or the SOFR at our election. Based on our debt ratings and our consolidated leverage ratios as determined in accordance with the Credit Agreement, loans borrowed bear interest, in the case of base rate loans, at a per annum rate equal to the applicable base rate plus CSA plus a margin ranging from 0.125% to 0.75%, and in the case of the SOFR loans, SOFR, as adjusted for statutory reserves, plus a margin ranging from 1.125% to 1.75%.

Debt covenant compliance

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants. Each of the Revolving Facility and Term A Facility are subject to a covenant that we maintain a consolidated leverage ratio less than or equal to (i) 6.0 to 1.0 from the second quarter of fiscal 2023 through the last day of the second quarter of fiscal 2024, (ii) 5.75 to 1.0 following the last day of the second quarter of fiscal 2024 through the last day of the second quarter of fiscal 2025 and (iii) 5.25 to 1.0 for each fiscal quarter thereafter; provided that such maximum consolidated leverage ratio will increase to 5.75 to 1.0 for the four fiscal quarters ending immediately should we acquire property, business or assets in an aggregate amount greater than $250 million.

In addition, the Credit Agreement contains customary events of default under which our payment obligations may be accelerated, including, among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of certain covenants, payment and acceleration cross defaults with certain other indebtedness, certain undischarged judgments, bankruptcy, insolvency or inability to pay debts, change of control, the occurrence of certain events related to the Employee Retirement Income Security Act of 1974 (ERISA), and the Company experiencing a change of control. As of March 29, 2024 we were in compliance with all debt covenants.

Senior Notes

On February 9, 2017, we issued $1,100 million aggregate principal amount of our 5.0% Senior Notes due April 15, 2025 (the 5.0% Senior Notes). The 5.0% Senior Notes bear interest at a rate of 5.00% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2017. On or after April 15, 2020, we may redeem some or all of the 5.0% Senior Notes at the applicable redemption prices set forth in the supplemental indenture, plus accrued and unpaid interest.

On September 19, 2022, we issued two series of senior notes, consisting of 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030, for an aggregate principal of $1,500 million. They are senior unsecured obligations that rank equally in right of payment with all of our existing and future senior, unsecured, unsubordinated obligations and may be redeemed at any time, subject to the make-whole provisions contained in the applicable indenture relating to such series of notes. Interest on these series of notes is payable semi-annually in arrears on March 31 and September 30 for both the 6.75% Senior Notes and 7.125% Senior Notes, commencing on March 31, 2023. We may redeem some or all of the 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 at any time, subject to a prepayment penalty that expires one year prior to the maturity of each respective note. The First Call Dates of the 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 are September 30, 2024 and September 30, 2025, respectively.

Convertible Senior Notes

On August 15, 2022, we settled the $525 million principal and conversion rights of our New 2.0% Convertible Notes in cash. The aggregate settlement amount of $630 million was based on $20.41 per underlying share into which the New 2.0% Convertible Notes were convertible. In addition, we paid $5 million of accrued and unpaid interest through the date of settlement. The repayments resulted in an adjustment to stockholders' equity of $100 million. As of March 29, 2024, we have extinguished all remaining convertible debt instruments.

The following table sets forth total interest expense recognized related to our convertible notes:

(In millions)	Year Ended	
	March 31, 2023	April 1, 2022
Contractual interest expense	$ 4	$ 12
Amortization of debt discount and issuance costs	$ —	$ 4
Payments in lieu of conversion price adjustments [1]	$ 1	$ 8

---

(1)   Payments in lieu of conversion price adjustments consist of amounts paid to holders of the Convertible Senior Notes when our quarterly dividend to our common stockholders exceeds the amounts defined in the Convertible Senior Notes agreements.

During fiscal 2024, we did not recognize any interest expense related to our Convertible Senior Notes as they were settled during the second quarter of fiscal year 2023.

Note 11. Derivatives

Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flow associated with changes in foreign currency exchange rates and interest rates. These hedging contracts reduce, but do not entirely eliminate the impact of adverse foreign exchange rate and interest rate movements. We do not use our derivative instruments for speculative trading purposes. By using derivative financial instruments to hedge exposures to changes in foreign exchange and interest rates, we are exposed to credit risk; however, we mitigate this risk by entering into hedging instruments with highly rated institutions that can be expected to fully perform under the terms of the applicable contracts.

Foreign currency exchange forward contracts

We conduct business in numerous currencies throughout our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than the entity's functional currency. As a result, we are exposed to foreign exchange gains or losses which impacts our operating results. As part of our foreign currency risk mitigation strategy, we have entered into monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposure. These forward contracts are not designated as hedging instruments. We do not hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates.

Interest rate swap

In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we have effectively converted $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.55%.

These arrangements are designated as cash flow hedges for accounting purposes and as such, we will recognize the changes in the fair value of these interest rate swaps in Accumulated other comprehensive income (loss) (AOCI), and the periodic settlements or accrued settlements of the swap will be recognized within or against interest expense in our Consolidated Statements of Operations. Cash flows related to these hedges are classified under operating activities in our Consolidated Statement of Cash Flows.

Summary of derivative instruments

The following table summarizes our outstanding derivative instruments as of March 29, 2024 and March 31, 2023:

(In millions)	Notional Amount		Fair Value of Derivative Assets		Fair Value of Derivative Liabilities	
	March 29, 2024	March 31, 2023	March 29, 2024	March 31, 2023	March 29, 2024	March 31, 2023
Foreign exchange contracts not designated as hedging instrument [1]	$ 345	$ 291	$ —	$ —	$ —	$ —
Interest rate swap contract designed as cash flow hedge	1,000	1,000	16	1	—	2
Total	$ 1,345	$ 1,291	$ 16	$ 1	$ —	$ 2

(1) The fair values of the foreign exchange contracts are less than $1 million as of March 29, 2024 and March 31, 2023.

The following table summarizes the effect of our cash flow hedges on AOCI during the periods indicated:

(In millions)	Year Ended	
	March 29, 2024	March 31, 2023
Interest rate swap contracts designated as cash flow hedge	$ (32)	$ —

The effect of our interest rate on AOCI was immaterial during fiscal 2023. We did not have any interest rate swaps during fiscal 2022.

The related gain (loss) recognized in our Consolidated Statements of Operations was as follows:

(In millions)	Year Ended			Consolidated Statements of Operations Classification
	March 29, 2024	March 31, 2023	April 1, 2022	
Foreign exchange contracts not designated as hedging instrument	$ (7)	$ (7)	$ (7)	Other income (expense), net
Interest rate swap contracts designated as cash flow hedge	16	—	—	Interest expense
Total	$ 9	$ (7)	$ (7)	

As of March 29, 2024, we estimate that $12 million of net deferred gains related to our interest rate hedges will be recognized in earnings over the next 12 months.

Note 12. Restructuring and Other Costs

Our restructuring and other costs consist primarily of severance and termination benefits, contract cancellation charges, asset write-offs and impairments and other exit and disposal costs. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. Contract cancellation charges primarily include penalties for early termination of contracts and write-offs of related prepaid assets. Other exit and disposal costs include costs to exit and consolidate facilities in connection with restructuring events. Separation costs primarily consist of consulting costs incurred in connection with our divestitures.

September 2022 Plan

In connection with our acquisition of Avast, our Board of Directors approved a restructuring plan (the September 2022 Plan) to realize cost savings and operational synergies, which became effective upon the close of acquisition on September 12, 2022. Actions under this plan include the reduction of our workforce, contract terminations, facilities closures, and the sale of underutilized facilities as well as stock-based compensation charges for accelerated equity awards to certain terminated employees. We expect that we will incur total costs up to $150 million following the completion of the acquisition. These actions are expected to be completed by fiscal 2025. As of March 29, 2024, we have incurred costs of $125 million related to the September 2022 Plan.

December 2020 Plan

In December 2020, our Board of Directors approved a restructuring plan (the December 2020 Plan) to consolidate facilities and reduce operating costs in connection with our acquisition of Avira. These actions were completed in fiscal 2022. Any remaining costs or adjustments are immaterial. We incurred total costs of $24 million under the December 2020 Plan.

Restructuring summary

Our activities and liability balances related to our September 2022 Plan are presented in the tables below:

(In millions)	Liability Balance as of March 31, 2023	Net Charges	Cash Payments	Non-Cash Items	Liability Balance as of March 29, 2024
Severance and termination benefit costs	$ 7	$ 42	$ (29)	$ —	$ 20
Contract cancellation charges	—	5	(5)	—	—
Stock-based compensation charges	—	1	—	(1)	—
Asset write-offs	—	1	—	(1)	—
Other exit and disposal costs	—	7	(7)	—	—
Total	$ 7	$ 56	$ (41)	$ (2)	$ 20

The restructuring liabilities are included in Other current liabilities in our Consolidated Balance Sheets.

Restructuring and other costs summary

Our restructuring and other costs are presented in the table below:

(In millions)	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Severance and termination benefit costs	$ 42	$ 40	$ 5
Contract cancellation charges	5	2	3
Stock-based compensation charges	1	11	—
Asset write-offs and impairments	1	4	5
Other exit and disposal costs	8	12	18
Total restructuring and other	$ 57	$ 69	$ 31

Occasionally, we incur costs related to past restructuring plans. These charges were immaterial during fiscal 2024.

Note 13. Income Taxes

The components of our income (loss) before income taxes are as follows:

| (In millions) | Year Ended | | |
	March 29, 2024	March 31, 2023	April 1, 2022
Domestic	$ 78	$ 350	$ 791
International	381	454	251
Income (loss) before income taxes	$ 459	$ 804	$ 1,042

The components of income tax expense (benefit) are as follows:

| (In millions) | Year Ended | | |
	March 29, 2024	March 31, 2023	April 1, 2022
Current:			
Federal	$ 201	$ (479)	$ 217
State	43	(28)	50
International	579	99	20
Total	823	(408)	287
Deferred:			
Federal	(727)	(111)	(42)
State	(133)	(10)	(6)
International	(120)	(16)	(33)
Total	(980)	(137)	(81)
Income tax expense (benefit)	$ (157)	$ (545)	$ 206

The U.S. federal statutory income tax rates we have applied for fiscal 2024, 2023 and 2022 are as follows:

| | Year Ended | | |
	March 29, 2024	March 31, 2023	April 1, 2022
U.S. federal statutory income tax rate	21.0 %	21.0 %	21.0 %

The difference between our effective income tax and the federal statutory income tax is as follows:

| (In millions) | Year Ended | | |
	March 29, 2024	March 31, 2023	April 1, 2022
Federal statutory tax expense (benefit)	$ 96	$ 169	$ 219
State taxes, net of federal benefit	—	1	33
Foreign earnings taxed at other than the federal rate	(22)	(11)	(47)
Nondeductible expenses	48	20	—
Federal research and development credit	(6)	(5)	(4)
Valuation allowance increase (decrease)	(4)	(33)	2
Change in unrecognized tax benefits	338	163	(2)
Tax interest and penalties	129	13	13
Stock-based compensation	17	9	7
US tax on foreign earnings	20	12	12
Return to provision adjustment	—	1	(8)
Foreign exchange loss (gain)	(28)	(17)	(19)
Capital loss	(44)	(910)	—
Legal entity restructuring	(719)	42	—
Other, net	18	1	—
Income tax expense (benefit)	$ (157)	$ (545)	$ 206

The principal components of deferred tax assets and liabilities are as follows:

(In millions)	March 29, 2024		March 31, 2023	
Deferred tax assets:				
Tax credit carryforwards	$	27	$	24
Net operating loss carryforwards of acquired companies		60		60
Interest		63		37
Other accruals and reserves not currently tax deductible		332		95
Goodwill		517		—
Capitalized research and experimental expenditures		82		46
Loss on investments not currently tax deductible		60		68
Other		56		97
Gross deferred tax assets		1,197		427
Valuation allowance		(93)		(97)
Deferred tax assets, net of valuation allowance		1,104		330
Deferred tax liabilities:				
Intangible assets		(127)		(328)
Unremitted earnings of foreign subsidiaries		(14)		(15)
Other		(9)		(20)
Deferred tax liabilities		(150)		(363)
Net deferred tax assets (liabilities)	$	954	$	(33)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carryforwards.

The valuation allowance provided against our deferred tax assets as of March 29, 2024 of $93 million is provided primarily against state and foreign capital loss carryforwards and certain tax credits.

As of March 29, 2024, we have U.S. federal net operating losses attributable to various acquired companies of approximately $192 million, of which $28 million begins to expire in fiscal 2025 and $164 million has an indefinite life. The net operating loss carryforwards are subject to an annual limitation under U.S. federal tax regulations but are expected to be fully realized. Furthermore, we have U.S. state net operating loss carryforwards attributable to various acquired companies of approximately $133 million. If not used, our U.S. state net operating losses will expire between fiscal 2033 and 2038. In addition, we have foreign net operating loss carryforwards of approximately $14 million.

In assessing the realizability of our gross deferred tax assets, we consider both the positive and negative evidence of future taxable income to support utilization. We considered the following: historical cumulative book income, as measured by the current and prior two years; historical taxable income; and future reversals of taxable temporary differences. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the gross deferred tax assets as of March 29, 2024, are realizable on a "more likely than not" basis.

In fiscal 2023 as part of Avast integration plan we undertook a legal entity and operational restructuring that resulted in tax capital losses. The capital losses were carried back to the fiscal 2020 tax return to offset a capital gain, which resulted in a tax refund on our federal and state tax returns for the 2020 tax year. We have filed claims for all federal and state refunds for a total amount of $954 million. As of March 29, 2024, we have received $899 million in federal refunds and $2 million in state refunds related to the carryback claim. As part of this process, we had recorded a net tax receivable in an amount less than the $954 million, due to the complexity of applying evolving tax laws and uncertainties with respect to sustaining our refunds claims, the success of which we believe is more likely than not. This net amount takes into account our best estimate of the likely outcome of the refund claim given the information available to us at this time. Our ability to recognize the financial statement benefit of the refund claim is subject to change based on a number of factors, including but not limited to, changes in facts and circumstances, changes in tax laws, correspondence with both IRS and State tax authorities, and the results of tax audits and related proceedings, which may take several years or more to resolve. We intend to vigorously defend our position if challenged by the tax authorities and will contest any proposed adjustments. If we are not able to resolve any proposed adjustments at the examination level, we plan to pursue all available administrative and, if necessary, judicial remedies. If we do not ultimately prevail on some or all of the components of our position, we would be required to pay the IRS and the states some or all of any cash tax refund, along with interest on such amount, and penalties, if assessed. As with all actual and potential tax audits and related proceedings, there can be no assurances on the final outcome. To the extent the final outcome is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our Consolidated Balance Sheets and Statements of Operations.

In the second quarter of fiscal 2024, as part of the Avast integration plan, which geographically realigned and simplified our business, we undertook a legal entity and operational restructuring. As part of that process, we distributed certain assets within the legal entity operating structure and as a result, we recorded a net tax benefit of $285 million in fiscal 2024. Differences between the final outcome and recorded amounts will impact the provision for income taxes in the period in which such a determination is made and could have a material impact on our Consolidated Balance Sheets and Statements of Operations in future years.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

(In millions)	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Balance at beginning of year	$ 710	$ 527	$ 548
Settlements with tax authorities	(8)	(2)	—
Lapse of statute of limitations	(14)	(96)	(34)
Increase related to prior period tax positions	47	9	16
Decrease related to prior period tax positions	(9)	(15)	(11)
Increase related to current year tax positions	467	259	8
Increase due to acquisition	—	28	—
Increase (decrease) related to foreign currency exchange rates	(30)	—	—
Balance at end of year	$ 1,163	$ 710	$ 527

There was a change of $453 million in gross unrecognized tax benefits during the year ended March 29, 2024, as disclosed above, mainly on account of a legal entity and operational restructuring. This gross liability does not include offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions and state income taxes.

Of the total unrecognized tax benefits at March 29, 2024, $1,007 million, if recognized, would affect our effective tax rate.

We recognize interest and/or penalties related to unrecognized tax benefits in income tax expense. At March 29, 2024, before any tax benefits, we had $225 million of accrued interest and penalties on unrecognized tax benefits. Interest included in our provision for income taxes was an expense of approximately $43 million for fiscal 2024. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. and in many U.S. state and foreign jurisdictions. Our most significant tax jurisdictions are U.S. federal, Ireland, and the Czech Republic. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. Our fiscal years 2018 through 2022 remain subject to examination by the IRS for U.S. federal tax purposes. Our fiscal years 2018 through 2020 are currently under examination by the IRS. Our 2020 through 2022 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes. Our 2016 through 2022 fiscal years remain subject to examination by the appropriate governmental agencies for Czech tax purposes.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of these matters involves multiple tax periods and jurisdictions, it is reasonably possible that the gross unrecognized tax benefits related to these audits could significantly change (whether by payment, release, or a combination of both) in the next 12 months; however, an estimate of this range cannot be made. Depending on the nature of the settlement or expiration of statutes of limitations, it could affect our income tax provision and therefore benefit the resulting effective tax rate.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

We provide U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. or are exempted from further taxation. As of March 29, 2024, the tax liability recorded on the undistributed earnings is approximately $14 million.

Note 14. Stockholders' Equity

Dividends

On May 9, 2024, we announced that our Board of Directors declared a cash dividend of $0.125 per share of common stock to be paid in June 2024. All shares of common stock issued and outstanding and all RSUs and PRUs as of the record date will be entitled to the dividend and dividend equivalent rights (DERs), respectively, which will be paid out if and when the underlying shares are released. However, the 4 million unvested RSUs assumed in connection with the acquisition of Avast will not be entitled to DERs. See Note 15 for further information about these equity awards. Any future dividends and DERs will be subject to the approval of our Board of Directors.

Stock repurchase program

Under our stock repurchase program, we may purchase shares of our outstanding common stock on the open market and through accelerated stock repurchase transactions. As of March 29, 2024, we had $429 million remaining under the authorization to be completed in future periods with no expiration date. In May 2024, our Board of Directors authorized a new stock repurchase program through which we may repurchase shares of our common stock in an aggregate amount of up to $3 billion with no fixed expiration. This new stock repurchase program will supersede any amounts under the prior stock repurchase programs.

The following table summarizes activity related to our stock repurchase program during the years ended March 29, 2024 and March 31, 2023:

(In millions, except per share amounts)	Year Ended	
	March 29, 2024	March 31, 2023
Number of shares repurchased	21	40
Average price per share	$ 20.87	$ 22.63
Aggregate purchase price	$ 441	$ 904

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss), net of taxes, consisted of foreign currency translation adjustments:

(In millions)	Foreign Currency Translation Adjustments	Net Unrealized Gain (Loss) On Interest Rate Derivative	Total
Balance as of April 1, 2022	$ (4)	$ —	$ (4)
Other comprehensive income (loss), net of taxes	(11)	—	(11)
Balance as of March 31, 2023	(15)	—	(15)
Other comprehensive income (loss), net of taxes	10	16	26
Balance as of March 29, 2024	$ (5)	$ 16	$ 11

Note 15. Stock-Based Compensation and Benefit Plans

Stock incentive plans

The purpose of our stock incentive plans is to attract, retain and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards. We maintain the 2013 Equity Incentive Plan (the 2013 Plan), under which awards may be granted to employees, officers, directors, consultants, independent contractors, and advisors. As amended, our stockholders have approved and reserved 82 million shares of common stock for issuance under the 2013 Plan. Stock options granted under the 2013 Plan expire no more than 10 years from the date of grant.

In connection with our acquisition of Avast, we assumed the outstanding equity awards under two of Avast's equity incentive plans (the Avast Holding B.V. 2014 Share Option Plan and the Rules of the Avast plc Long Term Incentive Plan (collectively, the Avast Plans)), which consisted of 4 million unvested RSUs. The assumed RSUs generally retain the terms and conditions under which they were originally granted. We intend to grant all additional shares that remain available for issuance under the Avast Plans. Upon vesting, these assumed RSUs and any additional shares granted will settle into shares of our common stock. See Note 4 for further information about this business combination.

As of March 29, 2024, 3 million shares remained available for future grant, calculated using the maximum potential shares that could be earned and issued at vesting.

RSUs

(In millions, except per share and year data)	Number of Share	Weighted-Average Grant Date Fair Value
Outstanding as of March 31, 2023	9	$ 22.45
Granted	5	$ 17.42
Vested	(5)	$ 22.30
Forfeited	(1)	$ 20.84
Outstanding as of March 29, 2024	8	$ 19.39

RSUs generally vest over a three-year period. The weighted-average grant date fair value per share of RSUs granted during fiscal 2024, 2023 and 2022 was $17.42, $22.38, and $22.53, respectively. The total fair value of RSUs released in fiscal 2024, 2023 and 2022 was $85 million, $74 million, and $57 million, respectively, which represents the market value of our common stock on the date the RSUs were released.

PRUs

(In millions, except per share and year data)	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of March 31, 2023	5	$ 27.93
Granted	2	$ 22.83
Vested	(2)	$ 28.24
Forfeited [1]	—	$ 28.49
Outstanding and unvested as of March 29, 2024	5	$ 26.02

_____

(1) The number of shares is less than 1 million.

The total fair value of PRUs released in fiscal 2024, 2023 and 2022 was $20 million, $5 million, and $0 million, respectively, which represents the market value of our common stock on the date the PRUs were released.

We have granted PRUs to certain of our executives. Typically, these PRUs have a three-year vest period. PRUs granted in fiscal 2024, 2023 and 2022 contain a combination of our company's performance and market conditions. The performance conditions are based on the achievement of specified two-year non-GAAP financial metrics. The market conditions are based on the achievement of our relative total shareholder return over a three- and five-year period. Typically, 0% to 200% of target shares are eligible to be earned based on the achievement of the performance and market conditions.

Valuation of PRUs

The fair value of each PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The valuation and the underlying weighted-average assumptions for PRUs are summarized below:

	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Expected term	2.9 years	3.3 years	3.9 years
Expected volatility	31.5 %	34.8 %	37.6 %
Risk-free interest rate	3.5 %	3.4 %	1.0 %
Expected dividend yield	— %	1.3 %	— %
Weighted-average grant date fair value of PRUs	$ 22.83	$ 27.07	$ 28.68

ESPP

Under our 2008 Employee Stock Purchase Plan, employees may annually contribute up to 10% of their gross compensation, subject to certain limitations, to purchase shares of our common stock at a discounted price. Eligible employees are offered shares through a 12-month offering period, which consists of two consecutive 6-month purchase periods, at 85% of the lower of either the fair market value on the purchase date or the fair market value at the beginning of the offering period.

As of March 29, 2024, 39 million shares have been issued under this plan and 31 million shares remained available for future issuance.

The following table summarizes activity related to the purchase rights issued under the ESPP:

	Year Ended		
(In millions)	March 29, 2024	March 31, 2023	April 1, 2022
Shares issued under the ESPP	1	1	1
Proceeds from issuance of shares	$ 12	$ 12	$ 13

The fair value of each stock purchase right under our ESPP is estimated using the Black-Scholes option pricing model. The weighted-average grant date fair value related to rights to acquire shares of common stock under our ESPP in fiscal 2024, 2023 and 2022 was $5.45 per share, $6.04 per share, and $6.77 per share, respectively.

Dividend equivalent rights (DERs)

Our RSUs and PRUs, except for the 4 million unvested RSUs assumed under the Avast Plans, contain DERs that entitles the recipient of an award to receive cash dividend payments when the associated award is released. The amount of DER equals to the cumulated dividends on the issued number of common stock that would have been payable since the date the associated award was granted. As of March 29, 2024 and March 31, 2023, current dividends payable related to DER was $4 million and $5 million, respectively, recorded as part of Other current liabilities in the Consolidated Balance Sheets, and long-term dividends payable related to DER was $4 million and $2 million, respectively, recorded as part of Other long-term liabilities.

Stock-based award modifications

No award was modified in fiscal 2024, 2023 and 2022.

Stock-based compensation expense

Total stock-based compensation expense and the related income tax benefit recognized for all of our equity incentive plans in our Consolidated Statements of Operations were as follows:

(In millions)	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Cost of revenues	$ 4	$ 3	$ 2
Sales and marketing	36	34	19
Research and development	39	31	19
General and administrative	58	55	30
Restructuring and other costs	1	11	—
Total stock-based compensation expense	$ 138	$ 134	$ 70
Income tax benefit for stock-based compensation expense	$ (16)	$ (20)	$ (11)

As of March 29, 2024, the total unrecognized stock-based compensation expense related to our unvested stock-based awards was $186 million, which will be recognized over an estimated weighted-average amortization period of 1.8 years.

Other employee benefit plans

401(k) plan

We maintain a salary deferral 401(k) plan for all of our U.S. employees. This plan allows employees to contribute their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match the first 3.5% of a participant's eligible compensation up to $6,000 in a calendar year. Our employer matching contributions to the 401(k) plan were as follows:

(In millions)	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
401(k) matching contributions	$ 4	$ 4	$ 3

Note 16. Net Income (Loss) Per Share

Basic income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share also includes the incremental effect of dilutive potentially issuable common shares outstanding. Dilutive potentially issuable common shares include the dilutive effect of the shares underlying convertible debt and employee equity awards. Our remaining convertible debt was extinguished on August 15, 2022.

The components of basic and diluted net income (loss) per share are as follows:

(In millions, except per share amounts)	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Net income (loss)	$ 616	$ 1,349	$ 836
Net income per share - basic	$ 0.97	$ 2.20	$ 1.44
Net income per share - diluted	$ 0.96	$ 2.16	$ 1.41
Weighted-average shares outstanding - basic	637	614	581
Dilutive potentially issuable shares:			
Convertible debt	—	6	7
Employee equity awards	5	4	3
Weighted-average shares outstanding - diluted	642	624	591
Anti-dilutive shares excluded from diluted net income (loss) per share calculation:			
Employee equity awards	1	—	1

Note 17. Segment and Geographic Information

We operate as one reportable segment. Our Chief Operating Decision Maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis to evaluate company performance and to allocate and prioritize resources.

The following table summarizes net revenues for our major solutions:

(In millions)	Year Ended		
	March 29, 2024	March 31, 2023	April 1, 2022
Consumer security revenues	$ 2,417	$ 2,029	$ 1,623
Identity and information protection revenues	1,332	1,244	1,127
Total cyber safety revenues	3,749	3,273	2,750
Legacy revenues	63	65	46
Total net revenues [(1)]	$ 3,812	$ 3,338	$ 2,796

---

(1) During the year ended March 29, 2024, total net revenues include an unfavorable foreign exchange impact of $25 million, consisting of $24 million from our consumer security solutions and $1 million from our identity and information protection solutions.

From time to time, changes in our product hierarchy cause changes to the product categories above. When changes occur, we recast historical amounts to match the current product hierarchy. The changes have been reflected for all periods presented above. Consumer security includes revenues from our Norton 360 Security offerings, Norton, Avast, AVG, and Avira Security and VPN offerings, and other consumer security and device performance solutions through our direct, partner and small business channels. Identity and information protection includes revenues from our Norton 360 with LifeLock offerings, LifeLock identity theft protection and other identity, information protection and privacy solutions. Legacy includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions.

Geographic information

Net revenues by geography are based on the billing addresses of our customers. The following table represents net revenues by geographic area for the periods presented:

(In millions)	Year Ended [(2)]		
	March 29, 2024	March 31, 2023	April 1, 2022
Americas	$ 2,493	$ 2,247	$ 1,936
EMEA	920	724	522
APJ	399	367	338
Total net revenues [(1)]	$ 3,812	$ 3,338	$ 2,796

Note: The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

(1) During the year ended March 29, 2024, total net revenues include an unfavorable foreign exchange impact of $25 million, consisting of $14 million from EMEA and $11 million from APJ.

(2) From time to time, changes in allocation methodologies cause changes to the revenue by geographic area above. When changes occur, we recast historical amounts to match the current methodology, such as for fiscal 2023 and 2022 where we aligned allocation methodologies across similar product categories.

Revenues from customers inside the U.S. were $2,270 million, $2,071 million, and $1,834 million during fiscal 2024, 2023 and 2022, respectively. No other individual country accounted for more than 10% of revenues.

The table below represents cash and cash equivalents held in the U.S. and internationally in various foreign subsidiaries:

(In millions)	March 29, 2024	March 31, 2023
U.S.	$ 467	$ 178
International	379	572
Total cash and cash equivalents	$ 846	$ 750

The table below represents our property and equipment, net of accumulated depreciation and amortization, by geographic area, based on the physical location of the asset, at the end of each period presented:

(In millions)	March 29, 2024	March 31, 2023
U.S.	$ 47	$ 38
Germany	12	13
Czech Republic	6	16
Other countries [1]	7	9
Total property and equipment, net	$ 72	$ 76

(1)   No individual country represented more than 10% of the respective totals.

Significant customers and e-commerce partners

In fiscal 2024, 2023 and 2022, no individual end-user customer accounted for 10% or more of our net revenues. See Note 1 for e-commerce partners that accounted for over 10% of our total accounts receivable.

Note 18. Commitments and Contingencies

Purchase obligations

We have purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms.

The following reflects estimated future payments for purchase obligations by fiscal year. The amount of purchase obligations reflects estimated future payments as of March 29, 2024.

(In millions)	March 29, 2024
2025	$ 324
2026	73
2027	47
2028	36
2029	28
Thereafter	2
Total purchase obligations	$ 510

Deemed repatriation taxes

Under the Tax Cuts and Jobs Act (H.R.1), we are required to pay a one-time transition tax on untaxed earnings of our foreign subsidiaries through July 2025. The following reflects estimated future payments for deemed repatriation taxes by fiscal year:

(In millions)	March 29, 2024
2025	$ 171
2026	139
Total obligations	$ 310

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In addition, our bylaws contain indemnification obligations to our directors, officers, employees, and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. We monitor the conditions that are subject to indemnification to identify if a loss has occurred. Historically, we have not incurred material costs as a result of obligations under these agreements, and we have not accrued any material liabilities related to such indemnification obligations in our Consolidated Financial Statements.

Litigation contingencies

Trustees of the University of Columbia in the City of New York v. NortonLifeLock

As previously disclosed, on May 2, 2022, a jury returned its verdict in a patent infringement case filed in 2013 by the Trustees of Columbia University in the City of New York (Columbia) in the U.S. District Court for the Eastern District of Virginia. Columbia originally brought suit alleging infringement of six patents owned by the university. We won a favorable claim construction order on all six patents, and the claim construction was upheld by the Federal Circuit in 2016 on all but U.S. Patent Nos. 8,601,322 and 8,074,115. We also sought inter partes review by the Patent Trial and Appeal Board of the claims of the '322 and '115 Patents and all but two claims of the '322 Patent and three claims of the '115 Patent were invalidated. The remaining claims of the '322 and '115 Patents were the only claims that remained in suit at trial.

The jury found that our Norton Security products and Symantec Endpoint Protection products (the latter of which were sold by us to Broadcom as part of an Asset Purchase Agreement dated November 4, 2019) willfully infringe the '322 and '115 Patents through the use of SONAR/BASH behavioral protection technology. The jury awarded damages in the amount of $185 million. Columbia did not seek injunctive relief against us. We believe that we have ceased the use of the technology found by the jury to infringe. The jury also found that we did not fraudulently conceal its prosecution of U.S. Patent No. 8,549,643 but did find that two Columbia professors were coinventors of this patent. No damages were awarded related to this patent.

On September 30, 2023, the court entered its judgment, which awarded Columbia (i) enhanced damages of 2.6 times the jury award; (ii) prejudgment interest, post-judgment interest, and supplemental damages to be calculated in accordance with the parties' previous agreement; and (iii) attorneys' fees subject to the parties meeting and conferring as to amount. We have complied with the court's order and submitted a stipulation regarding the final calculations of all outstanding interest, royalties and attorneys' fees. We have posted the required surety bond and have appealed the judgement to the Federal Circuit Court of Appeals, which remains pending.

At this time, our current estimate of probable losses from this matter is approximately $583 million, which we have accrued and recorded as part of Other long-term liabilities in the Consolidated Balance Sheets. There is a reasonable possibility that a loss may be incurred in excess of our accrual for this matter; however, such loss cannot be reasonably estimated.

Securities Class Action and Derivative Litigation

Securities class action lawsuits, which have since been consolidated, were filed in May 2018 against us and certain of our former officers, in the U.S. District Court for the Northern District of California. The lead plaintiff's consolidated amended complaint alleged that, during a purported class period of May 11, 2017 to August 2, 2018, defendants made false and misleading statements in violation of Sections 10(b) and 20(a), and that certain individuals violated Section 20A, of the Securities Exchange Act of 1934, as amended (the Exchange Act).

On May 24, 2021, the parties reached a proposed settlement and release of all claims in the class action, for $70 million, and on June 8, 2021, the parties executed a Stipulation and Agreement of Settlement, exclusive of any claims that may be brought by shareholders who opted out of the class action. Of the $70 million, $67 million was covered under the applicable insurance policy with the remainder to be paid by us. The Court approved the settlement on February 12, 2022.

On November 22, 2021, investment funds managed by Orbis Investment Management Ltd. which previously opted out of the securities class action, filed suit under the Exchange Act, the Arizona Securities Act, the Arizona Consumer Fraud Act and certain common law causes of action to recover alleged damages for losses incurred by the funds for their purchases or acquisitions of our common stock during the class period. On February 7, 2023, our Motion to Dismiss was granted in part and denied in part. The parties have now settled the matter and the action was dismissed with prejudice on April 26, 2023. The impact of settlement was not material.

Purported shareholder derivative lawsuits were filed against us and certain of our former officers and current and former directors in the Delaware Court of Chancery (*In re Symantec Corp. S'holder. Deriv. Litig.*), Northern District of California (*Lee v. Clark et al.,*), and the District of Delaware (*Milliken vs. Clark et al.*). These assert generally the same facts and circumstances as alleged in the securities class action and allege claims for breach of fiduciary duty and related claims. On January 4, 2023, after reaching an agreement on the terms of the proposed settlement, which provides for, among other things, a payment of $12 million to the Company by the insurers of the Company's directors and officers, the parties to the Chancery action filed a Stipulation and Agreement of Settlement, Compromise and Release in that Court, which was approved by the Court on May 4, 2023, over the objection of the *Lee* and *Milliken* plaintiffs, and releases all claims in the Chancery, *Lee*, and *Milliken* actions, as well as any other claims based on the same operative facts. The parties in the *Milliken* action stipulated to a dismissal with prejudice, which was entered by that Court on May 12, 2023. The parties in the *Lee* action stipulated to a dismissal with prejudice, which was entered by that Court on June 12, 2023. All three shareholder derivative lawsuits are now resolved.

A fourth lawsuit filed in the Delaware Superior Court, *Kukard v. Symantec*, brought claims derivatively on behalf of our 2008 Employee Stock Purchase Plan. The parties have reached a settlement in principle, subject to Court approval. The impact of settlement was not material.

GSA

During the first quarter of fiscal 2013, we were advised by the Commercial Litigation Branch of the Department of Justice's (DOJ) Civil Division and the Civil Division of the U.S. Attorney's Office for the District of Columbia that the government is investigating our compliance with certain provisions of our U.S. General Services Administration (GSA) Multiple Award Schedule

Contract No. GS-35F-0240T effective January 24, 2007, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices.

As reported on the GSA's publicly-available database, our total sales under the GSA Schedule contract were approximately $222 million from the period beginning January 2007 and ending September 2012. We fully cooperated with the government throughout its investigation, and in January 2014, representatives of the government indicated that their initial analysis of our actual damages exposure from direct government sales under the GSA Schedule contract was approximately $145 million; since the initial meeting, the government's analysis of our potential damages exposure relating to direct sales increased. The government also indicated they would pursue claims for certain sales to California, Florida, and New York as well as sales to the federal government through reseller GSA Schedule contracts, which could significantly increase our potential damages exposure.

In 2012, a sealed civil lawsuit was filed against us related to compliance with the GSA Schedule contract and contracts with California, Florida, and New York. On July 18, 2014, the Court-imposed seal expired, and the government intervened in the lawsuit. On September 16, 2014, the states of California and Florida intervened in the lawsuit, and the state of New York notified the Court that it would not intervene. On October 3, 2014, the DOJ filed an amended complaint, which did not state a specific damages amount. On October 17, 2014, California and Florida combined their claims with those of the DOJ and the relator on behalf of New York in an Omnibus Complaint, and a First Amended Omnibus Complaint was filed on October 8, 2015; the state claims also do not state specific damages amounts.

On March 23, 2021, Plaintiffs withdrew their demand for a jury trial and we consented to proceed with a bench trial, which concluded on March 24, 2022. On January 19, 2023, the Court issued its Findings of Facts and Conclusions of Law in which it found in favor of the United States in part and awarded damages and penalties in the amount of $1.3 million. The Court also found in favor of the State of California in part and awarded penalties in the amount of $0.4 million. The resulting Judgment was filed by the Court on January 20, 2023. On February 16, 2023, Plaintiffs filed Motions to Amend Judgment to revive the damages claimed at trial. On January 16, 2024, the Court granted in part and denied in part the United States' Motion to Amend and awarded $53 million in damages and penalties. The State of California's Motion to Amend was denied.

The January 2023 judgment amount has been paid, and at this time, our current estimate of the low end of the range of probable estimated losses from this matter is $53 million, which we have accrued and recorded as part of Other current liabilities in the Consolidated Balance Sheets. On February 13, 2024, we filed a motion to amend and correct the judgement in that the revised damages in the January 2024 decision include damages for products not included on the GSA schedule at issue in the case.

The judgement in the case is not yet final, nonetheless we have posted a surety bond and continue to assess our appeal options. It is possible an appeal of the Court's amended judgment by the plaintiffs, if brought, could lead to further claims or findings of violations of the False Claims Act and could be material to our results of operations and cash flows for any period. Resolution of False Claims Act investigations can ultimately result in the payment of somewhere between one and three times the actual damages proven by the government, plus civil penalties. There is a reasonable possibility that a loss may have been incurred in excess of our accrual for this matter; however, such loss cannot be reasonably estimated.

Additionally, on May 13, 2021, we reached a settlement in principle with the State of Florida to resolve all claims it asserted in the litigation for $0.5 million, plus the relator's statutory attorney's fees with respect to the State of Florida's claims. On February 28, 2022, we reached a settlement in principle with the State of New York and the relator to resolve all of the New York claims asserted in the litigation for $5 million.

Jumpshot Matters

At the end of 2019, Avast came under media scrutiny for provision of Avast customer data to its data analytics subsidiary Jumpshot Inc. Jumpshot was a subsidiary of Avast with its own management team and technical experts. Avast announced the decision to terminate its provision of data to, and wind down, Jumpshot on January 30, 2020. As Avast has previously disclosed, it has been in communication with certain regulators and authorities prior to completion of the acquisition of Avast, and we will continue cooperating fully in respect of all regulatory enquiries.

On December 23, 2019, the United States Federal Trade Commission (FTC) issued a Civil Investigative Demand (CID) to Avast seeking documents and information related to its privacy practices, including Jumpshot's past use of consumer information that was provided to it by Avast. Avast responded cooperatively to the CID and related follow-up requests from the FTC. On October 29, 2021, staff at the FTC sent Avast a draft complaint and proposed settlement order. We have been engaged in ongoing negotiations with the FTC staff and have reached an agreement on the terms of a settlement resolving this investigation, subject to the Commission's approval, the terms of which are not expected to have a material impact on current or ongoing operations. This includes a provision for a non-material amount of monetary relief, which has been accrued. Absent a final settlement, any litigation or other legal proceeding between us and the FTC could result in material monetary remedies and/or compliance requirements that impose significant and material cost and resource burdens on us, and may impact our ability to use data in the future. There can be no assurance that we will be successful in reaching a favorable settlement or in litigation. Any remedies or compliance requirements resulting from a litigation or other legal proceedings could adversely affect our ability to operate our business or have a materially adverse impact on our financial results.

On February 27, 2020, the Czech Office for Personal Data Protection (the Czech DPA) initiated offense proceedings concerning Avast`s practices with respect to Jumpshot, the Czech DPA issued a decision in March 2022 finding that Avast had violated the GDPR and issued a fine of CZK 351 million, which we accrued. Avast appealed the decision, which was affirmed by the Czech DPA on April 10, 2024. Avast is considering its options including a further judicial action.

On March 27, 2024, Stichting CUIC – Privacy Foundation for Collective Redress, a Dutch foundation (the Foundation), filed its writ of summons to initiate a collective action. The Foundation has asserted it represents the interests of Avast customers in the Netherlands whose data was provided to Jumpshot and that by doing so Avast violated the requirements of the GDPR and other provisions in Dutch and European Union privacy and consumer law entitling those customers to damages and other compensation, all of which we dispute. No specific amount of damages has been alleged to date. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible or estimate the range of any potential loss.

On April 18, 2024, we received a letter before action from counsel in the United Kingdom asserting it may bring a representative action on behalf of a class of Avast users in the United Kingdom and Wales for breach of contract and misuse of private information and seeking unspecified damages and a permanent injunction. No lawsuit has been commenced. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible or estimate the range of any potential loss.

On December 12, 2022, a putative class action, *Lau v. Gen Digital Inc. and Jumpshot Inc.*, was filed in the Northern District of California alleging violations of the Electronic Communications Privacy Act, California Invasion of Privacy Act, statutory larceny, unfair competition and various common law claims related to the provision of customer data to Jumpshot. Such claims, to the extent related to Jumpshot, have now been dismissed from the case. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of this action or estimate the range of any potential loss. We dispute these claims and intend to defend them vigorously.

The outcome of the regulatory proceedings, government enforcement actions and litigation is difficult to predict, and the cost to defend, settle or otherwise resolve these matters may be significant. Plaintiffs or regulatory agencies or authorities in these matters may seek recovery of large or indeterminate amounts or seek to impose sanctions, including significant monetary penalties, as well as equitable relief. The monetary and other impact of these litigations, proceedings or actions may remain unknown for substantial periods of time. Further, an unfavorable resolution of litigations, proceedings or actions could have a material adverse effect on our business, financial condition, and results of operations and cash flows. The amount of time that will be required to resolve these matters is unpredictable, and these matters may divert management's attention from the day-to-day operations of our business. Any future investigations or additional lawsuits may also adversely affect our business, financial condition, results of operations and cash flows.

Other

We are involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

(2) Financial Statement Schedules

Schedule II

GEN DIGITAL INC.

VALUATION AND QUALIFYING ACCOUNTS

All financial statement schedules have been omitted, since the required information is not applicable or is not present in material amounts, and/or changes to such amounts are immaterial to require submission of the schedule, or because the information required is included in our Consolidated Financial Statements and notes thereto included in this Form 10-K.

(3) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.01(§)	Asset Purchase Agreement, dated August 8, 2019, by and between Broadcom Inc. and Registrant.	8-K	000-17781	2.01	8/8/2019	
3.01	Amended and Restated Certificate of Incorporation of Registrant, and all amendments thereto.	10-Q	000-17781	3.01	11/9/2022	
3.02	Amended and Restated Bylaws of Registrant.	8-K	000-17781	3.02	11/7/2022	
3.03	Certificate of Elimination of Series A Junior Preferred Stock.	10-K	000-17781	3.06	5/28/2020	
4.01	Description of Securities.					X
4.03	Investment Agreement, dated as of February 3, 2016, by and among Registrant and Silver Lake Partners IV Cayman (AIV II), L.P.	8-K	000-17781	10.01	2/9/2016	
4.04	First Amendment to Investment Agreement, dated as of March 2, 2016, by and among Registrant and Silver Lake Partners IV Cayman (AIV II), L.P.	8-K	000-17781	10.01	3/7/2016	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.05	Investment Agreement, dated as of June 12, 2016, by and among Registrant, Bain Capital Fund XI, L.P., Bain Capital Europe Fund IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P. (including the form of Indenture attached as Exhibit A thereto).	8-K	000-17781	2.02	6/14/2016	
4.06	Amendment to Investment Agreement, dated as of July 31, 2016, by and among Registrant, Bain Capital Fund XI, L.P., Bain Capital Europe Fund IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P.	10-Q	000-17781	2.03	8/5/2016	
4.07	Base Indenture, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.01	2/9/2017	
4.08	First Supplemental Indenture related to the 5% Senior Notes due 2025, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee (including form of 5.00% Senior Note due 2025).	8-K	000-17781	4.02	2/9/2017	
4.09	Third Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and Silver Lake Partners IV Cayman (AIV II), L.P., SLP IV Seal Holdings, L.P. and SLP IV Seal II Holdings, L.P.	8-K	000-17781	10.01	11/12/2019	
4.10	Second Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and BC Bear cat SPV, LP, BCIP Venture Associates, BCIP Venture Associates-B, BCIP Associates IV (US), L.P., BCIP Associates IV-B (US), L.P., BCIP T Associates IV (US),	8-K	000-17781	10.02	11/12/2019	
4.11	Second Supplemental Indenture, dated as of September 19, 2022, by and among the Company, each of the Guarantors (as defined therein) listed on the signature pages thereto and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee (including the form of 6.750% Senior Notes due 2027 and form of 7.125% Senior Notes due 2030).	8-K	000-17781	4.01	9/19/2022	
4.12	Third Supplemental Indenture, dated as of September 19, 2022, by and among the Company, the Guarantors and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.02	9/19/2022	
10.01(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees (form for agreements entered into between January 17, 2006 and March 6, 2016).	8-K	000-17781	10.01	1/23/2006	
10.02(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees, as amended (form for agreements entered into after March 6, 2016).	8-K	000-17781	10.03	3/7/2016	
10.03(*)	Registrant's Deferred Compensation Plan, restated and amended January 1, 2010, as adopted December 15, 2009.	10-K	000-17781	10.05	5/24/2010	
10.04(*)	Registrant's 2000 Director Equity Incentive Plan, as amended.	10-Q	000-17781	10.01	11/1/2011	
10.05(*)	Registrant's 2008 Employee Stock Purchase Plan, as amended.	10-Q	000-17781	10.06	2/7/2020	
10.06(*)	Registrant's 2013 Equity Incentive Plan, as amended.	8-K	000-17781	10.01	12/3/2018	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.07(*)	Form of Director Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.08(*)	Form of Employee Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.09(*)	Form of Performance Based Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.10(*)	Form of Restricted Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.11(*)	Form of Performance Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan	10-K	000-17781	10.08	5/25/2023	
10.12	Amended and Restated Credit Agreement, effective as of August 1, 2016, among Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	8/5/2016	
10.13	Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.05	8/5/2016	
10.14	Amendment Agreement, dated as of July 18, 2016, by and among Registrant, Symantec Operating Corporation, the Lenders and the New Term Lenders, Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A.	10-Q	000-17781	4.02	8/5/2016	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.15	Assignment and Assumption, dated October 3, 2016, to the Term Loan Agreement dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.01	2/3/2017	
10.16	First Amendment, dated December 12, 2016, to the Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.02	2/3/2017	
10.17	First Amendment, dated December 12, 2016, to the Credit Agreement, effective as of August 1, 2016, among the Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	2/3/2017	
10.18(*)	Registrant's Senior Executive Incentive Plan, as amended and restated.	8-K	000-17781	10.03	10/25/2013	
10.19(*)	Registrant's Executive Retention Plan, as amended and restated.	10-K	000-17781	10.18	5/21/2021	
10.20(*)	Registrant's Executive Severance Plan.	10-K	000-17781	10.19	5/21/2021	
10.22(†)	Environmental Indemnity Agreement, dated April 23, 1999, between Veritas and Fairchild Semiconductor Corporation, included as Exhibit C to that certain Agreement of Purchase and Sale, dated March 29, 1999, between Veritas and Fairchild Semiconductor of California.	S-1/A	333-83777	10.27	8/6/1999	
10.24	Second Amendment and Limited Waiver to Amended and Restated Credit Agreement dated as of June 22, 2018.	10-Q	000-17781	10.01	11/16/2018	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.25	Second Amendment and Limited Waiver to Term Loan dated as of June 22, 2018.	10-Q	000-17781	10.02	11/16/2018	
10.27	Credit Agreement, effective as of November 4, 2019, among NortonLifeLock Inc., the issuing banks and lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BofA Securities, Inc., Mizuho Bank, Ltd., Barclays Bank PLC, and The Bank of Nova Scotia, as Lead Arrangers and Joint Bookrunners, Bank of America, N.A., Mizuho Bank, Ltd., Barclays Bank PLC and The Bank of Nova Scotia, as Syndication Agents and Goldman Sachs Bank USA, HSBC Securities (USA) Inc., MUFG Bank, Ltd., SunTrust Robinson Humphrey, Inc., Citizens Bank, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp. and Santander Bank, N.A., as Co-Documentation Agents.	8-K	000-17781	10.01	11/4/2019	
10.28	APA Letter Agreement dated October 1, 2020 by and between the Company and Broadcom Inc.	8-K	000-17781	10.01	7/8/2020	
10.30	First Amendment, effective as of May [7], 2021, among NortonLifeLock Inc., JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent, Wells Fargo Bank, National Association, as Revolver Administrative Agent, and the lenders and other parties thereto.	10-K	000-17781	10.31	5/21/2021	
10.31	Amended and Restated Commitment Letter, dated September 1, 2021, by and between NortonLifeLock Inc. and the parties thereto	8-K	000-17781	10.02	9/3/2021	
10.32	Amended and Restated Interim Facilities Agreement, dated September 1, 2021, by and between NortonLifeLock Inc., the parties specified thereto, as acceding finance partners, BofA Securities, Inc. and Wells Fargo Securities, LLC, as arrangers, and Bank of America, N.A., as issuing bank, interim facility agent and interim security agent	8-K	000-17781	10.01	9/3/2021	
10.34++	Restatement Agreement, dated as of September 12, 2022, by and among the Company, the other Loan Parties thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as term loan administrative agent and collateral agent under the Existing Credit Agreement, Wells Fargo Bank, National Association, as revolver administrative agent under the Existing Credit Agreement, and Bank of America, N.A., in its capacity as Successor Administrative Agent.	8-K	000-17781	10.01	9/12/2022	
10.35(*)	Avast Limited (formerly Avast plc) 2018 Long Term Incentive Plan	S-8	000-17781	99.01	9/12/2022	
10.38(*)	Employment Agreement dated September 12, 2022, between AVAST Software s.r.o. and Ondrej Vlcek	10-Q	000-17781	10.05	11/9/2022	
10.40	Registrant's Non-Employee Director Compensation Policy	10-Q	000-17781	10.01	8/5/2022	
19.01	Insider Trading Policy.					X
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01(††)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.02(††)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.01	Clawback Policy					X
101.00	The following financial information from Gen Digital Inc.'s Annual Report on Form 10-K for the fiscal year ended March 29, 2024 are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity (Deficit), (vi) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.					X
104.00	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

---

*	Indicates a management contract, compensatory plan or arrangement.
§	The exhibits and schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally copies of any such exhibits and schedules to the SEC upon request.
†	Filed by Veritas Software Corporation.
††	This exhibit is being furnished, rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.
+	Certain portions of this document that constitute confidential information have been redacted in accordance with Regulations S-K, Item 601(b)(10).
++	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5)

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 15th day of May 2024.

GEN DIGITAL INC.

By: /s/ Vincent Pilette
_____

Vincent Pilette
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Vincent Pilette Vincent Pilette	Chief Executive Officer and Director (Principal Executive Officer)	May 15, 2024
/s/ Natalie Derse Natalie Derse	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 15, 2024
/s/ Ondrej Vlcek Ondrej Vlcek	President and Director	May 15, 2024
/s/ Frank E. Dangeard Frank E. Dangeard	Chairman of the Board	May 15, 2024
/s/ Sue Barsamian Sue Barsamian	Director	May 15, 2024
/s/ Pavel Baudis Pavel Baudis	Director	May 15, 2024
/s/ Eric K. Brandt Eric K. Brandt	Director	May 15, 2024
/s/ Nora Denzel Nora Denzel	Director	May 15, 2024
/s/ Peter A. Feld Peter A. Feld	Director	May 15, 2024
/s/ Emily Heath Emily Heath	Director	May 15, 2024
/s/ Sherrese M. Smith Sherrese M. Smith	Director	May 15, 2024

2024 Corporate Information

BOARD OF DIRECTORS

Frank E. Dangeard
Chairman of the Board,
Gen Digital Inc.
Managing Partner, Harcourt

Sue Barsamian
Former Executive Vice President, Chief
Sales and Marketing Officer of Hewlett
Packard Enterprise Software

Eric K. Brandt
Former EVP and Chief Financial
Officer, Broadcom

Nora M. Denzel
Former interim Chief Executive Officer,
Outerwall Inc.

Peter A. Feld
Managing Member, Portfolio Manager
and Head of Research, Starboard
Value LP

Emily Heath
Former SVP, Chief Trust & Security
Officer, Docusign

Vincent Pilette
Chief Executive Officer and President,
Gen Digital Inc.

Sherrese M. Smith
Global Managing Partner, Paul
Hastings

Pavel Baudis
Co-founder, Avast

Ondrej Vlcek
Former President, Gen Digital Inc.

EXECUTIVE MANAGEMENT

Vincent Pilette
Chief Executive Officer and
President

Natalie M. Derse
Chief Financial Officer

Bryan S. Ko
Chief Legal Officer and
Corporate Secretary

ANNUAL MEETING

The Annual Meeting will be held on
Tuesday, September 10, 2024 at
9:00 a.m. PT live via webcast at
www.virtualshareholdermeeting.com/
GEN2024

Stock Exchange Listing
Gen Digital Inc.'s common stock is
traded on the NASDAQ exchange under
the Symbol "GEN."

Transfer Agent
Computershare Trust Company N.A.
Investor Services
PO. Box 30170
College Station, TX 77842-3170
www.computershare.com/investor
(877) 282-1168 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Investor Relations
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
(650) 527-8000
IR@GenDigital.com
Investor.GenDigital.com

Annual Report on Form 10-K
A copy of our Form 10-K, including
exhibits, for the period ended March 29,
2024, as filed with the Securities and
Exchange Commission, is available
without charge upon request or can be
accessed at:
investor.gendigital.com/financials/
annual-reports/

Independent Auditors
KPMG LLP
Mission Towers I, Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054

